NOTICE OF ANNUAL AND SPECIAL MEETING
OF UNITHOLDERS
TO BE HELD ON MAY 4, 2005
WITH RESPECT TO,
AMONG OTHER THINGS,
A PROPOSED ARRANGEMENT INVOLVING
FORDING INC.
-and-
MANAGEMENT INFORMATION CIRCULAR
-and-
NOTICE OF PETITION
April 2, 2005

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS
      NOTICE IS HEREBY GIVEN that an annual and special meeting of unitholders (“Unitholders”) of Fording Canadian Coal Trust (the “Trust”) will be held at The Fairmont Palliser Hotel, 133 – 9th Avenue S.W., Calgary, Alberta in the Alberta Room on Wednesday, May 4, 2005 at 11:00 a.m. (Mountain Time) (the “Meeting”) for the following purposes:

1.	to receive the Trust’s Audited Annual Comparative Consolidated Financial Statements for the financial year ended December 31, 2004 and the auditor’s report thereon;

2.	to elect the trustees of the Trust (the “Trustees”) and approve the election of the directors of the Trust’s wholly-owned subsidiary, Fording Inc. (“Fording”), for the ensuing year;

3.	to appoint PricewaterhouseCoopers LLP as the auditors of the Trust for the ensuing year and authorize the Trustees to fix their remuneration;

4.	to consider and, if deemed advisable, pass a special resolution in the form attached as Appendix “A” to the Management Information Circular which accompanies this notice (the “Information Circular”):

(a)	authorizing the Trustees to vote the common shares of Fording and to undertake such other actions as are required to give effect to the arrangement (the “Arrangement”) of Fording under section 192 of the Canada Business Corporations Act, substantially on the terms contemplated in the Plan of Arrangement attached as Appendix “F” to the Information Circular, with such additions, deletions or modifications as the Trustees in their discretion deem appropriate;

(b)	authorizing and approving the amendments to the declaration of trust of the Trust (the “Declaration of Trust”) which are necessary or advisable to give effect to the Arrangement; and

(c)	authorizing the Trustees to implement the Royalty Reorganization (as defined in the Information Circular), in their discretion, subject to the satisfaction of certain conditions;

5.	to consider and, if deemed advisable, pass a special resolution in the form attached as Appendix “B” to the Information Circular authorizing and approving, at the discretion of the Trustees, an amendment to the Declaration of Trust to subdivide the units of the Trust (the “Units”) on a three-for-one basis;

6.	to consider and, if deemed advisable, pass a special resolution in the form attached as Appendix “C” to the Information Circular authorizing the Trustees to vote the common shares of Fording to amend the articles of Fording to remove the “private company restrictions”; and

7.	to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.
      The details of the matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.
Record Date
      The record date for the determination of Unitholders entitled to receive notice of and to vote at the Meeting was March 28, 2005. Only Unitholders whose names were entered on the registers of the Trust at the close of business on that date are entitled to receive notice of and to vote at the Meeting. Unitholders who acquire Units after March 28, 2005 should make arrangements with the selling Unitholder to direct how such Units may be voted at the Meeting.
Voting Procedures
      The procedures by which Unitholders may exercise their right to vote with respect to matters at the Meeting will vary depending on whether Unitholders are registered Unitholders, being those who hold Units directly in their own names and are entered on the register of Unitholders of the Trust, or non-registered Unitholders, being those who hold Units through an intermediary such as a bank, trust company, investment dealer, broker or trustee or administrator of self-administered registered retirement savings plans, registered retirement income funds, registered education savings plans or similar plans (an “Intermediary”). Non-registered Unitholders are also advised that the voting procedures applicable to them will vary depending on whether they have given permission to their Intermediary to disclose their ownership information to the Trust or have objected to their Intermediary’s disclosure of this information.
Registered Unitholders
      In order to vote with respect to matters being considered at the Meeting, registered Unitholders must either: (a) attend the Meeting in person; (b) sign, date and return the enclosed form of proxy, or such other proper form of proxy prepared for use at the Meeting; or (c) otherwise communicate their voting instructions in accordance with the instructions set out in the form of proxy. Any proxy to be used at the Meeting must be received by Computershare Trust Company of Canada (the “Transfer Agent”) at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department) prior to the deadline of 3:00 p.m. (Mountain Time) on Monday, May 2, 2005, or otherwise at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for any adjournment or postponement of the original Meeting. Registered Unitholders may vote by proxy by any of the following means:

•	by mail to the address listed above (a pre-paid, pre-addressed return envelope is enclosed);

•	by hand or by courier to the address listed above;

•	by fax toll free to (866) 249-7775 (Canada and the United States only) or direct dial to (416) 263-9524 (international);

•	by telephone at (800) 745-6528 (Canada and the United States only); or

•	by internet at www.computershare.com/ca/proxy/Fording.
Non-Registered Unitholders
      A substantial number of Unitholders do not hold Units in their own names. Units may be beneficially owned by a person but registered either (a) in the name of an Intermediary; or (b) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant. If Units are shown in an account statement provided to the Unitholder by an Intermediary, in almost all cases those Units will not be registered in the name of the Unitholder in the records of the Trust.
      Please note that only proxies from registered Unitholders can be recognized and acted upon at the Meeting. As a consequence, non-registered Unitholders resident in Canada who have objected to the release of their ownership information to the Trust and all non-registered Unitholders resident outside of Canada should carefully review the instructions provided to them by their Intermediary regarding how to provide voting instructions or obtain a proxy with respect to their Units. Such Unitholders may also wish to contact their Intermediaries directly in order to obtain instructions regarding how to exercise their right to vote Units that they beneficially own. Non-registered Unitholders resident in Canada who have not objected to the release of their ownership information to the Trust should carefully review the instructions provided to them by the Transfer Agent regarding how to provide voting instructions or obtain a proxy with respect to their Units. Such Unitholders may also wish to contact the Transfer Agent directly in order to obtain instructions regarding how to exercise their right to vote Units that they beneficially own or to obtain a proxy in respect thereof.
      DATED at Calgary, Alberta, this 2nd day of April, 2005.

By Order of the Trustees,

“James F. Jones”

James F. Jones,
Trust Secretary

v

INFORMATION FOR ALL UNITHOLDERS
      This Management Information Circular (the “Information Circular”) is being sent to the holders of units (“Unitholders”) of Fording Canadian Coal Trust (the “Trust”) in connection with the annual and special meeting of Unitholders to be held on May 4, 2005 (the “Meeting”) at which Unitholders are being asked to consider, among other things, an arrangement of the Trust’s wholly-owned subsidiary, Fording Inc. (“Fording”) under section 192 of the Canada Business Corporations Act (the “Arrangement”). This Information Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or a proxy solicitation. Neither the delivery of this Information Circular nor any distribution of the securities referred to in this Information Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date as of which such information is given in this Information Circular.
      No person has been authorized to give any information or make any representation in connection with the matters proposed to be considered at the Meeting other than those contained in or incorporated by reference into this Information Circular and, if any other information has been given or any other representation has been made, any such information or representation must not be relied upon as having been authorized.
      Unless otherwise noted, the information provided in this Information Circular is given as of March 28, 2005.
FORWARD-LOOKING INFORMATION ADVISORY
      This Information Circular contains or incorporates by reference forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited, to the Trust’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.
      Unitholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be inaccurate. These factors include, but are not limited to: changes in commodity prices; changes in steel-making methods and other technological changes; the strength of various economies; difficulties inherent with operating and selling in foreign countries; changes in the regulation of the use of metallurgical coal and wollastonite products; the effectiveness of the managing partner in managing the affairs of the EVC Partnership; the effects of competition and pricing pressures in the metallurgical coal and industrial minerals markets; the oversupply of, or lack of demand for, metallurgical coal and wollastonite products; currency and interest rate fluctuations; various events which could disrupt operations and/or the transportation of products, including labour stoppages and severe weather conditions; the demand for and availability of rail, port and other transportation services; and management’s ability to anticipate and manage the foregoing factors and risks.
      Information relating to the magnitude or quality of mineral deposits is deemed to be forward-looking information. The reliability of such information is affected by, among other things: uncertainty involving geology of mineral deposits; uncertainty of estimates of their size or composition; uncertainty of projections relating to costs of production and transportation or estimates of market prices for the mineral; the possibility of delays in mining activities; changes in plans with respect to exploration, development projects or capital expenditures; and various other risks including those relating to health, safety and environmental matters.
      The Trust cautions that the list of factors set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Trust’s public filings with the Canadian securities regulatory authorities, including its Annual Information Form, annual report, quarterly reports, material change reports and news releases, and with the United States Securities and Exchange Commission, including its most recent annual report on Form 40-F as supplemented by information it has furnished on Form 6-K. Copies of the Trust’s Canadian public filings are available at www.sedar.com and its public filings in the United States are available at www.sec.gov, respectively. The Trust further cautions that information contained on, or accessible through, these websites is current only as of the date of such information and may be superseded by subsequent events or filings or information furnished on Form 6K. The Trust undertakes no obligation to update publicly or otherwise revise any information, including any forward-looking information, whether as a result of new information, future events or other such factors that affect this information.
NON-GAAP FINANCIAL MEASURES
      Financial measures such as “cash available for distribution”, “available cash”, “distributable cash” and “net income before unusual items, future income taxes and discontinued operations” are not measures recognized under Canadian generally accepted accounting principles (“GAAP”) and do not have standardized meanings prescribed by GAAP. These measures are presented and/or incorporated by reference in this Information Circular because management of the Trust believes these non-GAAP measures are relevant measures of the ability of the Trust to earn and distribute cash returns to Unitholders. These measures, as computed by the Trust, may differ from similar computations made by other similar issuers and accordingly, may not be comparable to such measures as reported by such other issuers.
INFORMATION FOR UNITED STATES SECURITYHOLDERS
      The issuance of units of the Trust (“Units”) and other securities to Unitholders pursuant to the Arrangement have not been registered under the United States Securities Act of 1933 (the “1933 Act”) in reliance on exemptions from the registration requirements of the 1933 Act. The solicitation of proxies made in connection with this Information Circular is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “1934 Act”). This Information Circular has been prepared in accordance with disclosure requirements applicable in Canada. Unitholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and to proxy statements under the 1934 Act. The financial statements of the Trust incorporated by reference into this Information Circular have been prepared in accordance with Canadian GAAP and are subject to Canadian auditing and auditor independence standards, and thus are not comparable in all respects to financial statements of United States issuers. However, the Trust has provided supplementary data in respect of the Trust in accordance with United States GAAP, as set forth in the notes to the Trust’s Audited Annual Comparative Consolidated Financial Statements incorporated by reference into this Information Circular.
      Similarly, unless expressly noted, information concerning the operations of the Trust, Fording, the EVC Partnership and the subsidiaries of Fording engaged in the Trust’s industrial minerals operations contained or incorporated by reference into this Information Circular has been prepared in accordance with Canadian standards and is not comparable in all respects to similar information for United States issuers.
      The enforcement by Unitholders of civil liabilities under United States securities laws may be affected adversely by the fact that the Trust is organized under the laws of a jurisdiction other than the United States, that most of Trust’s officers and trustees are residents of countries other than the United States, that certain of the experts named in this Information Circular are residents of countries other than the United States, and that a majority of the assets of the Trust, Fording and the EVC Partnership and those of such officers, trustees and experts are located outside of the United States.
      Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of any of the securities to be issued pursuant to the Arrangement or determined if this Information Circular is truthful or complete. Any representation to the contrary is a criminal offence.

DOCUMENTS INCORPORATED BY REFERENCE
      Information has been incorporated by reference into this Information Circular from documents filed with securities commissions or similar authorities in Canada.
      Copies of the documents incorporated by reference herein may be obtained on request without charge from the Trust Secretary at Suite 1000, Fording Place, 205 – 9th Avenue S.E., Calgary, Alberta, T2G 0R3 (telephone: (403) 260-9800), or by accessing those documents through the internet on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. For the purposes of the Province of Québec, this Information Circular contains information to be completed by consulting the Trust’s permanent information record. A copy of the Trust’s permanent information record may be obtained from the Trust Secretary at the above-noted address and telephone number.
      The following documents of the Trust, which have been filed with securities commissions or other similar authorities in Canada, are specifically incorporated by reference into and form an integral part of this Information Circular:

(a)	the Annual Information Form of the Trust dated March 29, 2005;

(b)	the Trust’s Audited Annual Comparative Consolidated Financial Statements, together with the notes thereto and the auditor’s report thereon, for each of the years in the three-year period ended December 31, 2004; and

(c)	Management’s Discussion and Analysis of the financial condition and results of operations of the Trust for the fiscal year ended December 31, 2004.
      Any documents of the Trust of the type referred to above including any material change reports (excluding confidential material change reports), unaudited comparative consolidated interim financial statements and management’s discussion and analysis relating thereto, filed with securities commissions or similar authorities in the provinces and territories of Canada after the date of this Information Circular and prior to the completion of the Arrangement shall be deemed to be incorporated by reference into this Information Circular.
      Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or unsuperseded form to constitute a part of this Information Circular.
REFERENCES TO CURRENCY
      Unless otherwise noted, all references in this Information Circular to monetary amounts are expressed in Canadian dollars and “$” means Canadian dollars.

SUMMARY
      The following is a summary of certain information contained elsewhere in this Information Circular, including the appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular, in the documents incorporated by reference herein and in the appendices hereto. You should read this Information Circular, including the information incorporated by reference herein, and the appendices hereto, in their entirety. For an explanation of certain defined terms used in this Summary and in this Information Circular, please refer to the “Glossary”.
The Meeting
      The Meeting will be held at The Fairmont Palliser Hotel, 133 – 9th Avenue S.W., Calgary, Alberta in the Alberta Room on Wednesday, May 4, 2005 at 11:00 a.m. (Mountain Time).
Annual Meeting Business
      Unitholders will be asked to consider and approve a number of matters relating to the Trust that are typically dealt with as regular business at the annual meeting of Unitholders. In particular, Unitholders will receive the Audited Annual Comparative Consolidated Financial Statements of the Trust for the year ended December 31, 2004 and will be asked to elect Trustees, approve the nominees for election as Directors and appoint the auditors of the Trust and authorize the Trustees to set their remuneration. See “Annual Meeting Business”.
Special Meeting Business
Plan of Arrangement
      Unitholders are being asked to consider and, if deemed advisable, pass the Arrangement Resolution. The Arrangement Resolution is attached as Appendix “A”’ to this Information Circular.
Background and Purpose of the Arrangement
      The Trust and its predecessors have participated in the consolidation of the Canadian metallurgical coal industry and the Trust continues to evaluate acquisition opportunities from time to time. The Trust anticipates that it might offer Units as consideration in connection with future acquisitions thereby preserving its cash flow for distributions to Unitholders.
      Partially as a result of increasing metallurgical coal prices, the EVC Partnership has generated strong cash flows from its production and sale of metallurgical coal. This in turn has resulted in increased distributions to the partners of the EVC Partnership including Fording and, indirectly through its ownership of Fording, to the Trust. The current organizational structure of the Trust creates the potential for taxation at the Fording level which would reduce the cash available for distribution to Unitholders. The Trustees believe that reorganizing the Trust’s structure so that it will own a direct interest in Fording LP, which will hold the EVC Partnership Interest previously held by Fording, will address this potential reduction in cash available for distribution. This in turn would result in the Units being a more competitive acquisition currency comparable to other flow-through structures and will assist the Trust in undertaking future acquisitions.
Recommendation of the Trustees
      The Trustees have determined that the Arrangement is in the best interests of the Trust and its Unitholders and unanimously recommend that Unitholders vote FOR the Arrangement.
Overview of the Arrangement
      The Arrangement will create a flow-through structure which will result in distributions from the EVC Partnership and distributions from NYCO being taxed under the Tax Act at the Unitholder level.
      The Arrangement will be implemented in a series of transactions pursuant to the Plan of Arrangement. However, prior to the Arrangement, the Trust and Fording will effect certain transactions in order to create the entities necessary to implement the Arrangement. See “Special Meeting Business — Plan of Arrangement — Pre-

Arrangement Transactions”. If the Arrangement Resolution is approved in the manner described in this Information Circular and the Arrangement is ultimately completed, the Trust will:

(a)	directly and indirectly own all of the partnership interests in Fording LP, which will hold the EVC Partnership Interest previously held by Fording; and

(b)	directly and indirectly own all of the securities of NYCO which were previously directly and indirectly held by Fording.
      The Arrangement will also result in the subdivision of all of the issued and outstanding Units, other than Dissenting Units, on a three-for-one basis with the result that Unitholders of record on the Supplemental Declaration Effective Date, other than Dissenting Unitholders, will hold three Units for every one Unit held immediately prior to the Supplemental Declaration Effective Time.
The Plan of Arrangement
      The Arrangement will be undertaken pursuant to the Plan of Arrangement as the same may be amended in accordance with its terms. A copy of the Plan of Arrangement is attached as Appendix “F” to this Information Circular. The Arrangement, other than the subdivision of Units, will become effective on the Effective Date. On the Effective Date, commencing at the Effective Time, a number of transactions will take place pursuant to the operation of the Plan of Arrangement. The three-for-one subdivision of the Units will occur at the Supplemental Declaration Effective Time. For a description of these transactions, see “Special Meeting Business — Plan of Arrangement — The Plan of Arrangement”.
Post-Arrangement Organizational Structure
      The following diagram sets out the organizational structure of the Trust following the completion of the Arrangement.

Required Approvals
      The Interim Order will provide that, for the Arrangement to be implemented, the Arrangement Resolution must be passed, with or without variation, by 66 2/3% of all of the votes cast by Unitholders at the Meeting in person or by proxy. However, the Trustees reserve the right not to proceed with the Arrangement even in circumstances where it has been approved by Unitholders. Accordingly, Unitholders are advised that voting for the Arrangement Resolution does not mean that the Arrangement will be implemented. See “Special Meeting Business — Plan of Arrangement — Factors Affecting Implementation of the Arrangement”. The Arrangement must also be approved by the Court. See “Special Meeting Business — Plan of Arrangement — Court Approvals”.
      In addition, various regulatory and third party approvals and consents are required including the Advance Tax Ruling. See “Special Meeting Business — Plan of Arrangement — Regulatory Approvals” and “Special Meeting Business — Plan of Arrangement — Third Party Approvals”.
Royalty Reorganization
      As part of the Arrangement Resolution, Unitholders are being asked to authorize and approve the implementation of the Royalty Reorganization. A reorganization of the Trust into a Royalty Trust may enable the Trust to take advantage of an exemption from the Non-Resident Ownership Restriction which is available to Royalty Trusts. The Royalty Reorganization will only be undertaken if the Trustees, in their sole discretion, determine that the implementation of the Royalty Reorganization is necessary or advisable to preserve the Trust’s status as a mutual fund trust under the Tax Act and certain other conditions are satisfied. Accordingly, Unitholders are advised that voting for the Arrangement Resolution does not mean that the Royalty Reorganization will be implemented. See “Special Meeting Business — Royalty Reorganization”.
Governance Following the Arrangement
      In connection with the creation of the Trust and the EVC Partnership as part of the 2003 Arrangement, a comprehensive governance structure was put in place for the benefit of Unitholders. This structure has been incorporated throughout the various levels that comprise the overall Trust structure. In substance, the governance rights currently enjoyed by Unitholders will largely be preserved following completion of the Arrangement. However, certain rights are required to be modified in order to accommodate the new structure resulting from the Arrangement. See “Governance Following the Arrangement”.
Distribution Policies Following the Arrangement
      The modification of the Trust’s organizational structure resulting from the Arrangement requires that certain amendments be made to its distribution policy. However, such amendments will not have a material effect on the manner in which Distributable Cash is calculated and distributed to Unitholders. See “Distribution Policies Following Completion of the Arrangement”.
Amendment and Assignment of Agreements in Connection with the Arrangement
      In the event that the Arrangement is completed, a number of agreements to which the Trust and Fording are a party will need to be amended or assigned in order to give effect to the Arrangement and to reflect the organizational structure of the Trust resulting from the completion of the Plan of Arrangement. Such agreements include the Declaration of Trust, the EVC Partnership Agreement, the Governance Agreements, the Administrative and Industrial Minerals Services Agreement and the Human Resources Agreement. Where the parties to these agreements are neither controlled by the Trust nor participating in the Arrangement, the Trust has obtained an agreement in principle from such parties to make the required amendments, but the final form of such amended agreements have not been settled. For a summary of the material amendments to such agreements, please see “Amendment and Assignment of Agreements in Connection with the Arrangement”.
Subdivision Separate from the Arrangement
      In order to ensure that a subdivision of the Units can occur in the event that the Arrangement Resolution is not passed, or in the event that the Arrangement Resolution is passed but the Arrangement is not, for any reason, completed, Unitholders are being asked to authorize the Subdivision Resolution which provides the Trustees with the authority to amend the Declaration of Trust in order to subdivide the Units on a three-for-one basis should the Trustees, in their sole discretion, determine that the subdivision of the Units is desirable in such circumstances. See

“Special Meeting Business — Plan of Arrangement — Subdivision of Units — Subdivision Separate from Arrangement”.
      The Trustees recommend that Unitholders vote FOR the Subdivision Resolution.
Amendment to the Fording Articles
      Unitholders are being asked to consider and, if deemed advisable, pass the Fording Articles Resolution to remove the Private Company Restrictions in the Fording Articles. The Private Company Restrictions limit the options available to the Trust to raise capital by prohibiting the Trust from causing Fording to issue any of Fording’s securities to the public. The Trustees believe that should the Arrangement not be completed, it is desirable to have the ability to cause Fording to issue securities to the public rather than relying exclusively on bank financing or private placements of debt securities as a source of capital when financing at the Fording level. See “Special Meeting Business — Amendment to the Fording Articles”.
      The Trustees recommend that Unitholders vote FOR the Fording Articles Resolution.
Tax Considerations
      The Arrangement will occur on a tax-deferred basis for the Trust and its affiliates. Unitholders should not recognize any income, gain or loss as a result of the Arrangement for Canadian or United States income tax purposes. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.
Dissent Rights
      The Interim Order and the Plan of Arrangement provide Unitholders with dissent and appraisal rights in connection with the transactions that will be authorized in the event that the Arrangement Resolution is approved by Unitholders. The Arrangement Dissent Rights are, in some respects, similar to the dissent and appraisal rights provided by section 190 of the CBCA, however such provisions are not identical. Unitholders who are considering exercising their Arrangement Dissent Rights should carefully review the description of such rights set forth in this Information Circular. See “Arrangement Dissent Rights”.
Risk Factors
      An investment in Units involves numerous risks and uncertainties. Such risks and uncertainties could affect the Trust, its future results, the amount of cash available for distribution to Unitholders and the nature of the Trust itself. Undertaking the Arrangement presents its own risks including the need to obtain certain judicial, regulatory and third party approvals, amendment of material agreements in connection with the Arrangement and the potential loss of limited liability status by the Trust in connection with its Fording LP limited partnership interest. Certain other risks relate to an investment in the Units. Should the Arrangement be completed, these risks would include the dependency of the Trust on cash distributions from the EVC Partnership; interest rates and other factors affecting yield; liability for income tax; the nature of the Units; limits on Non-Resident ownership; redemption rights; distribution of securities on redemption or termination of the Trust; Unitholder liability; the issuance of additional Units; capital investments; unfunded liabilities; restrictions on potential growth; the accuracy of forward looking statements; and limitations imposed by credit facilities. Other risks to which Unitholders would be subject, should the Arrangement be completed, relate to the operations of the EVC Partnership and NYCO and would include risks relating to or resulting from the oversupply of coking coal; conflicts of interest; operational risks; shortage of mining equipment; coal transportation; the steel industry; foreign currency exchange rates; use of derivative instruments; dependency on major customers; personnel; reserves and resources; operations in and sales to foreign countries; the lack of new applications of wollastanite; health issues associated with Tremolite and Tripoli; the environment; permits and the permitting process; accuracy of liability accruals; and the assertion of aboriginal rights. See “Risk Factors”.

GLOSSARY
      The following terms shall have the meanings set forth below when used in this Information Circular. These defined terms are not always used in the documents incorporated by reference herein and may not conform exactly to the defined terms used in the appendices to this Information Circular or any agreements referred to herein.
      “1933 Act” means the United States Securities Act of 1933, as amended;
      “1934 Act” means the United States Securities Exchange Act of 1934, as amended;
      “2003 Arrangement” means the transaction completed on February 28, 2003 that proceeded by way of plan of arrangement under the CBCA pursuant to which, among other things, the business of a predecessor to Fording was reorganized under an income trust (being the Trust) and the EVC Partnership was formed;
      “Administrative and Industrial Minerals Services Agreement” means the administrative and industrial minerals services agreement entered into between Fording and the EVC Partnership at the time of the 2003 Arrangement;
      “Advance Tax Ruling” means the advance income tax ruling of the CRA which has been applied for by the Trust in connection with the Arrangement;
      “Amended and Restated Declaration of Trust” means the amended and restated Declaration of Trust of the Trust substantially in the form attached as Schedule “A” to the Plan of Arrangement;
      “Arrangement” means the arrangement under section 192 of the CBCA described in the Plan of Arrangement involving Fording, the Trust, the Unitholders, Newco2, Fording LLC, Fording ULC, Fording LP and certain wholly-owned subsidiaries of the foregoing and, following the amalgamation of Fording and Newco2, Fording Amalco;
      “Arrangement Dissent Rights” means the right of dissent provided for in the Interim Order and the Plan of Arrangement and available to Unitholders in connection with the Arrangement;
      “Arrangement Resolution” means the special resolution of the Unitholders, substantially in the form attached as Appendix “A” to this Information Circular, authorizing, among other things:

(a)	the Trustees to vote the Fording Shares in favour of the Arrangement and to undertake such other actions as are required to give effect to the Arrangement;

(b)	the amendments to the Declaration of Trust necessary or advisable to give effect to the Arrangement, which amendments will be reflected in the Amended and Restated Declaration of Trust and the Supplemental Declaration Amendment; and

(c)	the Trustees to implement the Royalty Reorganization, in their discretion, subject to the satisfaction of certain conditions;
      “Bank Debt” means the indebtedness of Fording to a syndicate of lenders under the Credit Agreement;
      “Board of Directors” or “Board” means the board of directors of Fording;
      “Business Day” means a day, which is not a Saturday, Sunday or statutory holiday in the Provinces of Alberta or British Columbia, on which the principal commercial banks in downtown Calgary and Vancouver are generally open for the transaction of commercial banking business;
      “CBCA” means the Canada Business Corporations Act, as amended;
      “CBCA Director” means the director appointed under the CBCA;
      “Certificate of Arrangement” means the certificate or proof of filing of the Articles of Arrangement of Fording to be issued pursuant to section 192(7) of the CBCA;
      “Class A Redemption Amount” means the aggregate redemption price for which either Newco2 or Fording Amalco, as the case may be, can, at its election, redeem the outstanding Class A Shares and is an amount equal to $0.01 per Class A Share plus the amount of all declared but unpaid dividends thereon, multiplied by the number of Class A Shares outstanding immediately prior to the time of redemption;
      “Class A Shares” means Class A Preferred Shares in the capital of Newco2 which will be listed for trading on the TSX in connection with the Arrangement and following the amalgamation of Newco2 and Fording pursuant to the Plan of Arrangement means the Class A Preferred Shares in the capital of Fording Amalco;

      “Class A Subscription Proceeds” means the subscription proceeds of $0.01 per Class A Share in respect of the issuance of Class A Shares by Newco2 to the Trust pursuant to the Plan of Arrangement;
      “Class B Redemption Amount” means the aggregate redemption price for which either Newco2 or Fording Amalco, as the case may be, can, at its election, redeem the outstanding Class B Shares and which will be an amount equal to the aggregate fair market value of the Fording Shares and Fording Subordinated Notes at the time of their transfer by the Trust to Newco2 in consideration for Class B Shares pursuant to the Plan of Arrangement, plus the aggregate amount of all declared but unpaid dividends on the Class B Shares outstanding immediately prior to the time of redemption;
      “Class B Shares” means the Class B Preferred Shares in the capital of Newco2 and following the amalgamation of Newco2 and Fording pursuant to the Plan of Arrangement means the Class B Preferred Shares in the capital of Fording Amalco;
      “Court” means the Court of Queen’s Bench of Alberta;
      “CRA” means the Canada Revenue Agency;
      “Credit Agreement” means the credit agreement dated as of February 11, 2005 between Fording and the EVC Partnership, as borrowers, Royal Bank of Canada, The Bank of Nova Scotia and a syndicate of other financial institutions, as lenders;
      “Declaration of Trust” means the declaration of trust dated February 26, 2003 pursuant to which the Trust was created, as amended;
      “Derivative Contracts” means the foreign exchange forward contracts that are outstanding immediately prior to the Effective Time which are used by Fording to manage its foreign currency exposure to changes in the United States dollar exchange rate;
      “Directors” means the directors of Fording and “Director” means any one of them;
      “Dissenting Unitholder” means a Person who was a Unitholder on March 28, 2005 who has duly exercised, and who does not, prior to the time at which the Arrangement Resolution is approved, withdraw or otherwise relinquish his, her or its Arrangement Dissent Rights;
      “Dissenting Units” means Units in respect of which a registered Unitholder thereof has duly exercised his, her or its Arrangement Dissent Rights;
      “Distributable Cash” has the meaning ascribed thereto in “Distribution Policies Following Completion of the Arrangement — The Trust”;
      “Effective Date” means the date shown on the Certificate of Arrangement;
      “Effective Time” means the first moment in time on the Effective Date;
      “EVC Partnership” means Elk Valley Coal Partnership, a general partnership existing under the laws of the Province of Alberta;
      “EVC Partnership Agreement” means the partnership agreement dated February 26, 2003 among Fording, Teck Cominco, Quintette and Teck-Bullmoose Coal Inc., as amended by an amending agreement dated May 25, 2004 and a second amending agreement made as of July 19, 2004;
      “EVC Partnership Interest” means the interest of Fording in the EVC Partnership immediately prior to the Effective Time, and following the amalgamation of Newco2 and Fording pursuant to the Plan of Arrangement, the interest of Fording Amalco in the EVC Partnership;
      “Final Order” means the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date or if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended on appeal;
      “Fording” means Fording Inc., a corporation existing under the CBCA, all of the outstanding shares of which are, immediately prior to the Effective Time, owned by the Trust;
      “Fording Amalco” means the corporation existing under the laws of Canada that will be formed from the amalgamation of Fording and Newco2 pursuant to the Plan of Arrangement;

      “Fording Amalco Assets” means all of the assets beneficially owned by Fording Amalco immediately following the transfer of the EVC Partnership Interest and the Derivative Contracts to Fording LP pursuant to the Plan of Arrangement including, in particular, the Fording LP Interest, the LLC Interest, the Subsidiary Shares, the U.S. Subco Debt, and the Class A Subscription Proceeds, but excluding the Residual Cash Reserve;
      “Fording Articles” means the articles of amendment of Fording, as they may be further amended prior to the Effective Date;
      “Fording Articles Resolution” means the special resolution of the Unitholders, substantially in the form attached as Appendix “C” to this Information Circular, authorizing the Trustees to vote the Fording Shares held by the Trust to amend the Fording Articles to remove the Private Company Restrictions;
      “Fording LLC” means the limited liability company to be organized under the laws of the State of Delaware, U.S.A., all of the outstanding membership interests of which will be held by Fording following completion of the Pre-Arrangement Transactions;
      “Fording LP” means the Fording Limited Partnership, a limited partnership to be formed under the laws of the Province of Alberta, the partners of which will be, following completion of the Arrangement, Fording ULC and the Trust;
      “Fording LP Interest” means the aggregate limited partnership interest of Fording Amalco in Fording LP following the contribution of the EVC Partnership Interest and the Derivative Contracts by Fording Amalco to Fording LP pursuant to the Plan of Arrangement;
      “Fording LP Agreement” means the limited partnership agreement to be entered into between Fording, as the initial limited partner, and Fording ULC, as the general partner, prior to the Effective Time;
      “Fording Shares” means all of the issued and outstanding common shares in the capital of Fording;
      “Fording Subordinated Notes” means the three interest bearing promissory notes of Fording held by the Trust immediately prior to the Effective Time in the aggregate principal amount of $1,565,686,520 and issued pursuant to the note indenture made as of February 28, 2003 between Fording and Computershare Trust Company of Canada, as supplemented by a supplemental note indenture made as of February 28, 2003, a supplemental note indenture dated May 12, 2004 and a supplemental note indenture dated February 18, 2005;
      “Fording ULC” means an unlimited liability company to be incorporated under the Companies Act (Nova Scotia), all of the outstanding shares of which will be held by Fording LLC following completion of the Pre-Arrangement Transactions, which will be the general partner of Fording LP;
      “Governance Agreements” means the governance agreements dated February 28, 2003 entered into between the Trust and Fording with each of Teck Cominco and OTPP in connection with the 2003 Arrangement;
      “Human Resources Agreement” means the human resources agreement entered into at the time of the 2003 Arrangement providing for, among other things, the secondment of employees to the EVC Partnership;
      “Independent Director” means a Director who:

(a)	is not an insider of any of the Principal Unitholders or their respective affiliates and, with respect to a Director nominated by Sherritt and OTPP, is also not an insider of Luscar or its affiliates, so long as Sherritt and OTPP, jointly or severally, control Luscar;

(b)	would qualify as an “unrelated director” (as defined in the TSX Guidelines) of each of the Principal Unitholders, if the Director was a director or trustee of each of the Principal Unitholders; and

(c)	would qualify as an “unrelated director” (as defined in the TSX Guidelines) of Fording;
      “Independent Trustee” means a Trustee who:

(a)	is not an insider of any the Principal Unitholders or their respective affiliates and, with respect to a Trustee nominated by Sherritt and OTPP, is also not an insider of Luscar or its affiliates, so long as Sherritt and OTPP, jointly or severally, control Luscar;

(b)	would qualify as an “unrelated director” (as defined in the TSX Guidelines) of each of the Principal Unitholders, if the Trustee was a director or trustee of each of the Principal Unitholders; and

(c)	would qualify as an “unrelated director” (as defined in the TSX Guidelines) of the Trust;

      “Information Circular” means this Management Information Circular and all information incorporated by reference herein and appendices hereto;
      “Interim Order” means the order of the Court expected to be dated on or about April 5, 2005, confirming, among other things, the calling and holding of the Meeting and the voting thereat, as such order may be amended or varied;
      “Intermediary” means an entity through which non-registered Unitholders hold Units including a bank, trust company, investment dealer, broker or trustee or administrator of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan or similar plan;
      “Internal Reorganization” means any reorganization completed after the Arrangement that results in the Trust continuing to hold 100% of the economic and voting interest in, and 100% of the assets and liabilities of, Fording LP, directly or indirectly, or any successors thereto;
      “LLC Interest” means the membership interest in Fording LLC that will be held by Fording following completion of the Pre-Arrangement Transactions;
      “Luscar” means Luscar Ltd., a corporation existing under the laws of the Province of Alberta;
      “Meeting” means the annual and special meeting of Unitholders to be held on May 4, 2005 including any adjournment(s) or postponement(s) thereof, to consider and to vote upon, among other things, the Arrangement Resolution;
      “Newco2” means the corporation to be incorporated under the CBCA, all of the outstanding shares of which will held by the Trust following completion of the Pre-Arrangement Transactions, which will, pursuant to the Plan of Arrangement, be amalgamated with Fording in order to form Fording Amalco;
      “Notice of Petition” means the public notice, substantially in the form attached as Appendix “E” to this Information Circular, describing the petition of Fording to the Court for the Final Order;
      “Non-Objecting Unitholder” means a non-registered Unitholder who has given permission to their Intermediary to disclose their name, address and Unit ownership information to the Trust;
      “Non-Resident Ownership Restriction” means the restriction contained in subsection 132(7) of the Tax Act which effectively prevents a mutual fund trust, other than a Royalty Trust, from being established or maintained primarily for the benefit of Non-Residents;
      “Non-Resident” means a non-resident of Canada for the purposes of the Tax Act;
      “NYCO” means, collectively, those direct and indirect subsidiaries of Fording engaged in the production of industrial minerals such as wollastonite and tripoli, including U.S. Subco with operations at Willsboro, New York; Minera NYCO S.A. de C.V. with operations near Hermosillo in the northwestern state of Sonora, Mexico; American Tripoli Inc. with operations near Seneca, Missouri; and 627066 Alberta Ltd., a corporation governed by the laws of the Province of Alberta;
      “NYSE” means the New York Stock Exchange;
      “Objecting Unitholder” means a non-registered Unitholder who has objected to the release by their Intermediary of their name, address and Unit ownership information to the Trust;
      “OTPP” means Ontario Teachers’ Pension Plan Board, a non-share capital corporation existing under the laws of the Province of Ontario;
      “Participating Unitholders” means all of the Unitholders immediately prior to the Effective Time other than Dissenting Unitholders;
      “Partnership Distributable Cash” in respect of any period means without duplication:

(a)	all cash received by the EVC Partnership in the period from any source including cash generated by coal sales, cash received from the disposition of assets, decreases in non-cash working capital, proceeds from debt incurred and proceeds from the contributions of partners of the EVC Partnership; plus

(b)	cash balances at the beginning of the period; less

(c)	all cash payments of any kind made in the period by the EVC Partnership including operating and administration expenses, increases in non-cash working capital, capital expenditures (excluding those financed by capital leases), capital lease expenses, interest expenses and repayment of debt; less

(d)	allocations to a reserve for reasonably anticipated cash requirements that are authorized by a special resolution of the partners, provided that reasonable use will be made of the EVC Partnership’s operating lines for working capital purposes;
      “Partnership Distribution Entitlement” means the proportional entitlement of a partner of the EVC Partnership, expressed as a percentage, in and to the capital and property of the EVC Partnership, to a share in the profits, losses, capital gains, capital losses and credits of the EVC Partnership and to participate in the distribution of assets on liquidation or dissolution of the EVC Partnership;
      “Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate and where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;
      “Plan of Arrangement” or “Plan” means the plan of arrangement of Fording, which is attached as Appendix “F” to this Information Circular, and any amendment or variation thereto;
      “Pre-Arrangement Transactions” mean the transactions to be completed by the Trust and Fording prior to the Effective Time as described under “Special Meeting Business — Plan of Arrangement — Pre-Arrangement Transactions”;
      “Principal Unitholders” means Teck Cominco, Westshore, Sherritt and OTPP (and their respective affiliates that own Units);
      “Private Company Restrictions” means the provisions in Schedule 2 of the Fording Articles which limits the number of shareholders of Fording to 50 exclusive of current and former employees and prohibits any invitation to the public to subscribe for any securities of Fording;
      “Quintette” means The Quintette Coal Partnership, a general partnership existing under the laws of the Province of British Columbia, the partners of which are Teck Cominco and Teck-Bullmoose Coal Inc.;
      “Residual Cash Reserve” means a cash reserve that will not be transferred to the Trust pursuant to the Plan of Arrangement but will be left in Fording Amalco in order to discharge liabilities of Fording, including liability for taxes, existing immediately prior to the Effective Time;
      “Royalty Reorganization” means a tax-deferred internal reorganization whereby substantially all of the Trust’s interest in Fording LP will be effectively converted into a royalty on production from mines owned by the EVC Partnership, as described under “Special Meeting Business — Royalty Reorganization — Description of Royalty Reorganization”;
      “Royalty Trust” means a mutual fund trust which, by virtue of the fact that all or substantially all of its property consists of oil and gas or mineral resource royalties, would be entitled to rely on the exception in paragraph (a) of subsection 132(7) of the Tax Act, such that it would not be subject to the Non-Resident Ownership Restriction, as described under “Special Meeting Business — Royalty Reorganization”;
      “SEDAR” means the Canadian System for Electronic Document Analysis and Retrieval;
      “Sherritt” means Sherritt International Corporation, a corporation existing under the laws of the Province of New Brunswick;
      “Special Units” means the Units issued by the Trust to Fording Amalco pursuant to the Plan of Arrangement, which Units enjoy the benefit of the subordination of the distribution entitlement of Participating Unitholders provided by the Plan of Arrangement and which will be issued under the Declaration of Trust and, other than the aforementioned subordination benefit, are the same as Units in every respect;
      “Subdivision Record Date” means the record date for determining Unitholders entitled to receive certificates representing the additional Units resulting from the subdivision of Units in the case of a subdivision of the Units occurring separately from the Arrangement, which will be the day that is the seventh clear trading day on the TSX following the date of the press release issued by the Trust announcing the decision of the Trustees to proceed with the subdivision of Units;

      “Subdivision Resolution” means the special resolution of Unitholders, substantially in the form attached as Appendix “B” to this Information Circular, authorizing and approving, in the discretion of the Trustees, an amendment to the Declaration of Trust to subdivide the Units on a three-for-one-basis in the event that the Arrangement Resolution is not passed or in the event that the Trustees determine not to proceed with the Arrangement;
      “Subsidiary Shares” means the shares of U.S. Subco, 627066 Alberta Ltd., Minera NYCO S.A. de C.V. and NYCOMEX S.A. de C.V., which are directly owned by Fording and, following the amalgamation of Newco2 and Fording pursuant to the Plan of Arrangement, will be directly owned by Fording Amalco;
      “Supplemental Declaration Amendment” means an amendment to the Amended and Restated Declaration of Trust substantially in the form attached as Schedule “C” to the Plan of Arrangement that, upon becoming effective on the Supplemental Declaration Effective Date, will give effect to, and constitute evidence of, the subdivision of the Units contemplated by the Plan of Arrangement;
      “Supplemental Declaration Effective Date” means the day which is the seventh clear trading day on the TSX following the Effective Date or such other day or days as shall be determined by the Trustees of the Trust in their discretion;
      “Supplemental Declaration Effective Time” means the first moment in time on the Supplemental Declaration Effective Date;
      “Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended;
      “Teck Cominco” means Teck Cominco Limited, a corporation existing under the laws of Canada;
      “Teck GP” means the Teck Cominco Coal Partnership, the partners of which are Teck Cominco and Teck-Bullmoose Coal Inc.;
      “Transfer Agent” means Computershare Trust Company of Canada in its capacity as transfer agent of the Units;
      “Trustees” means the trustees of Fording Canadian Coal Trust and “Trustee” means any one of them;
      “Trust” means the Fording Canadian Coal Trust, a trust established under the laws of the Province of Alberta on February 26, 2003 pursuant to the Declaration of Trust;
      “TSX” means the Toronto Stock Exchange;
      “TSX Guidelines” means the corporate governance guidelines of the TSX, as amended from time to time;
      “ULC Independent Directors” means a director of Fording ULC who:

(a)	is not an insider of any of Teck Cominco or OTPP or their respective affiliates and, with respect to a director of Fording ULC nominated by OTPP, is also not an insider of Luscar or its affiliates, so long as Sherritt and OTPP, jointly or severally, control Luscar;

(b)	would qualify as “independent” (as defined in section 1.4 of Multilateral Instrument 52-110 — Audit Committees) of each of Teck Cominco or OTPP, if the director of Fording ULC was a director or trustee of each of Teck Cominco and OTPP; and

(c)	would qualify as “independent” (as defined in section 1.4 of Multilateral Instrument 52-110 — Audit Committees) of Fording ULC;
      “Unit” means a trust unit of the Trust;
      “Unitholder” means a holder of Units;
      “Unitholder Rights Plan” means the Unitholder Rights Plan dated as of February 28, 2003 between the Trust and Computershare Trust Company of Canada, as rights agent;
      “U.S. Subco” means NYCO Minerals, Inc., a corporation existing under the laws of the State of Delaware, U.S.A. and a wholly-owned subsidiary of Fording;
      “U.S. Subco Debt” means the indebtedness of U.S. Subco to Fording immediately prior to the Effective Time; and
      “Westshore” means Westshore Terminals Income Fund, an open-ended trust existing under the laws of the Province of British Columbia.

FORDING CANADIAN COAL TRUST
Suite 1000 Fording Place
205 – 9th Avenue S.E.
Calgary, Alberta
T2G 0R3
Management Information Circular for the
Annual and Special Meeting of Unitholders to be held on Wednesday, May 4, 2005
THE MEETING
Date, Time and Place of the Meeting
      The Meeting will be held on Wednesday, May 4, 2005 at 11:00 a.m. (Mountain Time) at The Fairmont Palliser Hotel, 133 – 9th Avenue S.W., Calgary, Alberta in the Alberta Room.
Record Date
      The record date for the determination of Unitholders entitled to receive notice of and to vote at the Meeting was March 28, 2005. Only Unitholders whose names were entered on the registers of the Trust at the close of business on that date are entitled to receive notice of and to vote at the Meeting. Unitholders who acquire Units after March 28, 2005 should make arrangements with the selling Unitholder to direct how such Units may be voted at the Meeting.
Solicitation of Proxies
      This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of the Trust for use at the Meeting. The solicitation of proxies for the Meeting will be made primarily by mail and supplemented by telephone or other personal contact by the Trustees, officers and employees of the Trust or agents of the Trust retained to assist in the solicitation of proxies. The Trustees, officers and employees of the Trust will not receive any extra compensation for such activities. The Trust may pay investment dealers or other persons holding Units in their own names, or in the names of nominees, for their reasonable expenses for sending this Information Circular and the form of proxy or voting instruction form to beneficial owners of Units and obtaining voting instructions and/or proxies therefrom. The cost of the solicitation will be borne by the Trust.
Distribution of Meeting Materials
      The Trust has distributed copies of this Information Circular and related meeting materials directly to registered Unitholders and Non-Objecting Unitholders resident in Canada and to Intermediaries for distribution to Objecting Unitholders resident in Canada and all non-registered Unitholders resident outside of Canada. Applicable securities laws require Intermediaries to seek voting instructions from non-registered Unitholders in advance of the Meeting. Units held through Intermediaries can only be voted in accordance with the instructions received from the non-registered Unitholders. In the absence of having obtained specific voting instructions, Intermediaries are prohibited from voting Units held by non-registered Unitholders.
Voting Procedures
      The procedures by which Unitholders may exercise their right to vote with respect to matters at the Meeting will vary depending on whether Unitholders are registered Unitholders, being those who hold Units in their own names and are entered on the register of Unitholders of the Trust, or non-registered Unitholders, being those who hold Units beneficially through an Intermediary. Non-registered Unitholders resident in Canada are also advised that the voting procedures applicable to them will vary depending on whether they are a Non-Objecting Unitholder or an Objecting Unitholder.
      If you are a non-registered Unitholder resident in Canada, and the Trust or the Transfer Agent has sent these materials directly to you, you are a Non-Objecting Unitholder and your name, address and information about your Unit holdings have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, the Trust (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.

      All Unitholders are advised to carefully read the voting instructions below that are applicable to them.
Registered Unitholders
      In order to vote with respect to matters being considered at the Meeting, registered Unitholders must either: (a) attend the Meeting in person; (b) sign, date and return the enclosed form of proxy, or such other proper form of proxy prepared for use at the Meeting; or (c) otherwise communicate their voting instructions in accordance with the instructions set out in the form of proxy. Any proxy to be used at the Meeting must be received by the Transfer Agent at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department) prior to the deadline of 3:00 p.m. (Mountain Time) on Monday, May 2, 2005, or otherwise at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for any adjournment or postponement of the original Meeting. Registered Unitholders may vote by proxy by any of the following means:

•	by mail to the address listed above (a pre-paid, pre-addressed return envelope is enclosed);

•	by hand or by courier to the address listed above;

•	by fax toll free to (866) 249-7775 (Canada and the United States only) or direct dial to (416) 263-9524 (international);

•	by telephone at (800) 745-6528 (Canada and the United States only); or

•	by internet at www.computershare.com/ca/proxy/Fording.
Non-Registered Unitholders
      A substantial number of beneficial Unitholders do not hold Units in their own names. Units may be beneficially owned by a person but registered either:

(a)	in the name of an Intermediary; or

(b)	in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant.
      If Units are shown in an account statement provided to the Unitholder by an Intermediary, in almost all cases those Units will not be registered under the name of the Unitholder in the records of the Trust. Please note that only proxies received from registered Unitholders can be recognized and acted upon at the Meeting.
Objecting Unitholders and Non-Registered Unitholders Resident Outside of Canada
      Objecting Unitholders resident in Canada and all non-registered Unitholders resident outside of Canada should carefully review the instructions provided to them by their Intermediary regarding how to provide voting instructions or obtain a proxy with respect to their Units. Such Unitholders may also wish to contact their Intermediaries directly in order to obtain instructions regarding how to exercise their right to vote Units that they beneficially own.
Non-Objecting Unitholders
      Non-Objecting Unitholders resident in Canada should carefully review the instructions provided to them by the Transfer Agent regarding how to provide voting instructions or obtain a proxy with respect to their Units. Such Unitholders may also wish to contact the Transfer Agent directly in order to obtain instructions regarding how to exercise their right to vote Units that they beneficially own or to obtain a proxy in respect thereof.
Voting Instruction Form
      Your Intermediary or the Transfer Agent will likely send or arrange to have sent to you a voting instruction form with this Information Circular, instead of a form of proxy. The voting instruction form that you will receive is similar to the form of proxy provided to registered Unitholders. However, its purpose is limited to instructing the registered Unitholder how to vote on your behalf.
Attendance at Meeting in Person
      Please note that Objecting Unitholders resident in Canada and non-registered Unitholders resident outside of Canada seeking to attend the Meeting will not be recognized at the Meeting for the purpose of voting Units registered in the name of an Intermediary or a clearing agency, unless the non-registered Unitholder appoints himself or herself as a proxyholder. In order to do this, the individual should follow the instructions on the voting instruction form regarding the manner in which voting instructions are to be provided and, in doing so, specify that individual’s own name as the person whom he or she is appointing as proxy for the purposes of voting his or her Units. Such Unitholders are reminded that any voting instructions should be communicated to their Intermediary in accordance with the procedures set out on the voting instruction form well in advance of the deadline for the receipt of proxies of 3:00 p.m. (Mountain Time) on Monday, May 2, 2005.
      If you are a Non-Objecting Unitholder resident in Canada, you are able to attend the Meeting and vote your Units in person. However, if you cannot attend the Meeting in person, you are asked to complete and return the voting instruction form to the Transfer Agent by mail in the return envelope provided or by facsimile at (866) 249-7775 (Canada and the United States only) or (416) 263-9524 (international) prior to the deadline for the receipt of proxies of 3:00 p.m. (Mountain Time) on Monday, May 2, 2005. Alternatively, you can call (800) 745-6579 to provide voting instructions over the telephone or log on to www.computershare.com/ca/proxy/Fording to vote via the internet. In any case, if you do not wish to attend the Meeting and vote your Units in person, your voting instructions must be received by the Transfer Agent prior to 3:00 p.m. (Mountain Time) on Monday, May 2, 2005.
Appointment and Revocation of Proxies
      The persons named in the form of proxy that accompanies this Information Circular are Trustees of the Trust. A Unitholder has the right to appoint a person or company (who need not be a Unitholder), other than the persons whose names appear in the accompanying form of proxy, to attend and act for and on behalf of such Unitholder at the Meeting. A registered Unitholder may exercise this right by either striking out the names of the persons specified in the form of proxy and inserting the name of the person or company to be appointed in the blank space provided in the form of proxy, or by completing another proper form of proxy and, in either case, delivering the completed and executed form of proxy in the manner specified in the Notice of Annual and Special Meeting. Similar procedures should be followed by a non-registered Unitholder with respect to the completion of voting instruction forms provided by your Intermediary or the Transfer Agent, as applicable, although you should read the instructions on your voting instruction form and, if necessary, confirm the instructions with your Intermediary or the Transfer Agent, as applicable.
      A registered Unitholder who has given a proxy may revoke the proxy at any time prior to its use by any manner permitted by law, including by depositing an instrument in writing, including another completed form of proxy, executed by the Unitholder or by his or her attorney who is authorized by a document that is signed in writing or by electronic signature or, if the Unitholder is a corporation, by an officer or attorney thereof properly authorized. A written instrument or other revocation permitted by law must be deposited with the Transfer Agent at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department) by personal delivery, courier or mail, or by fax to (866) 249-7775 (Canada and the United States only) or (416) 263-9524 (international), at any time prior to 3:00 p.m. (Mountain Time) on Monday, May 2, 2005, or otherwise at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for any adjournment or postponement of the original Meeting. A written instrument or other revocation permitted by law may also be deposited with the Chairman prior to the commencement of the Meeting or any adjournment or postponement thereof. The execution by a registered Unitholder of a proxy will not affect a Unitholder’s right to attend the Meeting and vote in person provided that such proxy is revoked prior to the commencement of the Meeting in the manner described above.
      Objecting Unitholders resident in Canada and all non-registered Unitholders resident outside of Canada should contact the Intermediary through which they hold Units in order to obtain instructions regarding the procedures for the revocation of any voting instructions that they previously provided to their Intermediary.
      Non-Objecting Unitholders resident in Canada should contact the Transfer Agent in order to obtain instructions regarding the procedures for the revocation of any voting instructions that they previously provided to the Transfer Agent.
Voting of Proxies
      The Units represented by a properly executed proxy will be voted or withheld from voting on any ballot that may be conducted at the Meeting in accordance with the instructions of the Unitholder thereon and, if the Unitholder specifies a choice with respect to any matter to be acted upon, the Units shall be voted accordingly. In the absence of instructions, such Units will be voted FOR each of the matters referred to therein.

      The form of proxy accompanying this Information Circular confers discretionary authority upon the persons named therein to vote on any amendments to or variations of the matters identified in the Notice of Annual and Special Meeting and on other matters, if any, which may properly be brought before the Meeting. At the date hereof, management of the Trust knows of no such amendments, variations or other matters to be brought before the Meeting. However, if any other matters, which are not now known to management of the Trust, should properly be brought before the Meeting, the Units represented by such proxy will be voted on such matters in accordance with the judgement of the person named as proxy in such proxy.
      Each of the Arrangement Resolution, the Subdivision Resolution and the Fording Articles Resolution must be approved by at least 66 2/3% of all of the votes cast by Unitholders present in person or represented by proxy at the Meeting.
Voting Securities and Principal Holders
Description of Unit Capital
      The Trust is authorized to issue an unlimited number of Units. As at March 28, 2005, 48,989,718 Units were issued and outstanding. Each Unit entitles the holder thereof to one vote per Unit.
Principal Unitholder
      As of March 28, 2005, to the knowledge of the Trustees and officers of the Trust, the only Person which beneficially owns, directly or indirectly, or exercises control or direction over, securities of the Trust carrying more than 10 per cent of the voting rights attached to any class of outstanding voting securities of the Trust is as follows:

		Percentage of
Name and Municipality of Residence	Number of Units	Outstanding Units

Golden Apple Income Inc.	11,374,102 Units	23.22%
(a wholly owned subsidiary of OTPP) Toronto, Ontario
      In addition, the Trustees and officers of the Trust understand that in excess of ten percent of the Units are registered in the name of CDS & Co., as nominee, and are owned by various Intermediaries and other parties on behalf of their clients and others. The names of the beneficial owners holding their Units through CDS & Co. are not all known to the Trust.
Quorum
      The quorum for the transaction of business at the Meeting will be two individuals present at the opening of the Meeting being Unitholders or persons representing Unitholders by proxy who hold in the aggregate not less than 10% of the votes attached to all outstanding Units. If no quorum is present within 30 minutes after the time fixed for the Meeting, the Meeting shall be adjourned to a day which is not less than ten days after the date of the Meeting and to such place and time as may be appointed by the Chair of the Meeting.
Confidentiality of Voting
      Proxies are counted and tabulated by the Transfer Agent in such a manner as to preserve the confidentiality of the voting instructions of registered Unitholders. However, you should be aware that such confidentiality may not be maintained in certain circumstances, including the following:

(a)	where the Unitholder makes a written comment on the form of proxy or otherwise clearly indicates that the Unitholder wishes to communicate his, her or its position to management;

(b)	where it is necessary to meet the requirements of applicable law or a regulatory authority; or

(c)	in the event of a proxy contest.

ANNUAL MEETING BUSINESS
Election of Trustees
      Each of the seven persons listed below have been nominated for election as a Trustee to hold office until the earlier of the conclusion of the next annual meeting of Unitholders following their election or until a successor has been elected or appointed. All proposed nominees are presently Trustees and have held such position since the date indicated below. The Declaration of Trust provides for a minimum of seven and a maximum of nine Trustees. There are currently seven Trustees. The Trustees do not have an Executive Committee.
      The Governance Agreements entitle each of OTPP and Teck Cominco to nominate one individual for election as a Trustee at each meeting of Unitholders at which Trustees are elected, provided that OTPP or Teck Cominco, as applicable, own at least 4.5% of the total number of Units then outstanding. Copies of the Governance Agreements are available on SEDAR at www.sedar.com. The nominee of OTPP is Peter Valentine and the nominee of Teck Cominco is Robert J. Wright.
      Unless authority to do so is withheld, proxies given pursuant to this solicitation will be voted FOR the election of each of the nominees listed below as a Trustee. If any of the nominees should for any reason be unable to serve as a Trustee, the persons named in the enclosed form of proxy reserve the right to nominate and vote for another nominee in their discretion.
Information Regarding Nominees for Election As Trustees
      Information regarding each of the nominees for Trustee, including the number of Units and Unit equivalents of the Trust beneficially owned, directly or indirectly, or over which control is exercised by such persons, is as follows:
Dr. Lloyd I. Barber, C.C., S.O.M.

Residence:	Regina Beach, Saskatchewan, Canada
Trustee Since:	2003
Age:	72
Investment in the Trust:	705 Units and 2,786 Unit equivalents(2)
      Dr. Barber is President Emeritus of the University of Regina, a position he has held since 1990. From 1976 to 1990, Dr. Barber was President of the University of Regina. Dr. Barber serves as a director of Teck Cominco, CanWest Global Communications Corp. and Greystone Capital Management. Dr. Barber is a Companion of the Order of Canada.
      Dr. Barber is not an Independent Trustee under the Declaration of Trust because he is a director of Teck Cominco.
Michael A. Grandin(1)

Residence:	Calgary, Alberta, Canada
Trustee Since:	2003
Director Since:	2003
Age:	60
Investment in the Trust:	13,000 Units and 3,542 Unit equivalents(2)
      Michael Grandin is currently Chairman and Chief Executive Officer of each of the Trust and Fording. He has held each position since the 2003 Arrangement became effective in February 2003. Mr. Grandin was a director of the predecessor to the Trust from 2001 to 2003. In February 2004, Mr. Grandin was appointed Dean of the Haskayne School of Business at the University of Calgary. Mr. Grandin was President of PanCanadian Energy Corporation from October 2001 to April 2002. From 1998 to 2001, Mr. Grandin was Executive Vice President and Chief Financial Officer of Canadian Pacific Limited, a diversified operating company active in transportation, energy and hotels. He was Vice Chairman and Director of Midland Walwyn Capital Inc. from 1996 to 1998. He is also a director of IPSCO Inc., BNS Split Corp., the Investment Dealers Association of Canada and EnCana Corporation.

      Mr. Grandin would qualify as an Independent Trustee under the Declaration of Trust except that he serves as Chief Executive Officer of the Trust and Fording to ensure the independence of the Trust and Fording from the EVC Partnership.
Michael S. Parrett, C.A.

Residence:	Aurora, Ontario, Canada
Trustee Since:	2003
Director Since:	2003
Age:	53
Investment in the Trust:	2,000 Units and 2,786 Unit equivalents(2)
      Mr. Parrett is an independent consultant with over 23 years experience in the mining industry. Mr. Parrett was the President of Rio Algom Limited from 2000 to 2001. From 1991 to 2000, Mr. Parrett was Vice President and Chief Financial Officer of Rio Algom Limited. From 1999 to 2000, he was also Vice President, Strategic Development & Joint Ventures of Rio Algom Limited. Prior to 1990, Mr. Parrett held various positions with Falconbridge Limited, serving as Vice President, Controller and Chief Financial Officer. He also serves as a director of Pengrowth Corporation and Gabriel Resources Ltd. Mr. Parrett is a chartered accountant.
      Mr. Parrett is an Independent Trustee under the Declaration of Trust and is a member of the Trust’s Audit and Governance Committees and Fording’s Audit Committee. Mr. Parrett is financially literate.(3)
Harry G. Schaefer, F.C.A.

Residence:	Calgary, Alberta, Canada
Trustee:	2003
Director:	2003
Age:	68
Investment in the Trust:	16,000 Units and 2,786 Unit equivalents(2)
      Mr. Schaefer was a director of the predecessor to the Trust from 2001 to 2003. He is the President of Schaefer and Associates, a business advisory firm and he is also a Corporate Director. Mr. Schaefer was Chairman of TransAlta Corporation from 1991 to 1996 and Chief Financial Officer from 1975 to 1993. He is the Vice Chairman and a director of TransCanada Corporation and TransCanada Pipelines Limited. Mr. Schaefer has held these positions since 2003 and 1998, respectively. He is also a director of Agrium Inc., a former director of Gulf Canada Resources Limited and was Chairman of Crestar Energy from 1996 to 2000. Mr. Schaefer is chair of the Alberta Chapter of the Institute of Corporate Directors. Mr. Schaefer is a Chartered Accountant.
      Mr. Schaefer is an Independent Trustee under the Declaration of Trust and is the Chair of the Trust’s and Fording’s Audit Committees and a member of Fording’s Governance Committee. Mr. Schaefer is financially literate.(3)
Peter Valentine, F.C.A.

Residence:	Calgary, Alberta, Canada
Trustee Since:	2003
Age:	68
Investment in the Trust:	2,786 Unit equivalents(2)
      Mr. Valentine holds a joint appointment as Senior Advisor to the President and CEO of the Calgary Health Region and to the Dean of Medicine, University of Calgary. Prior to his present appointment, Mr. Valentine served for seven years as the Auditor General of Alberta. From 1958 to 1995, Mr. Valentine enjoyed a career with KPMG, serving as Partner-in-Charge of Professional Practice of the Calgary office, Chairman of the KPMG International Energy Practice Group and Senior Audit Partner responsible for a variety of medium to large sized organizations, with expertise in the petroleum industry and Canadian securities practice. He is also a director of Livingston International Income Fund, Primewest Energy Trust, Superior Plus Income Fund and Resmor Trust Company. He is currently the Chair of the Board of Governors of CCAF-FCVI Inc. and has previously served as Chair of the

Financial Advisory Committee of the Alberta Securities Commission and as a member of the Accounting Standards Board and the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants.
      Mr. Valentine is an Independent Trustee under the Declaration of Trust and is a member of the Trust’s Audit and Governance Committees. Mr. Valentine is financially literate.(3)
Robert J. Wright, C.M., Q.C.

Residence:	Toronto, Ontario, Canada
Trustee Since:	2003
Age:	72
Investment in the Trust:	2,786 Unit equivalents(2)
      Mr. Wright is Deputy Chairman of Teck Cominco, a position he has held since June 2000. He was Chairman of Teck Corporation from 1994 to June 2000. From 1989 to 1993, he was Chairman of the Ontario Securities Commission. Prior to 1989, he was a senior partner in the law firm of Lang Michener. Mr. Wright is Chairman of the Mutual Fund Dealers Association, Chairman of Armtec Infrastructure Income Fund and a director of the AARC Foundation. He is a member of the Investment Committee of the Ontario Workplace Safety & Insurance Board, and the Pension Fund Committee of Air Liquide Canada Inc. Mr. Wright is a Member of the Order of Canada.
      Mr. Wright is not an Independent Trustee under the Declaration of Trust because he is a director of Teck Cominco.
John B. Zaozirny, Q.C.

Residence:	Calgary, Alberta, Canada
Trustee Since:	2003
Age:	57
Investment in the Trust:	11,000 Units and 2,786 Unit equivalents(2)
      Mr. Zaozirny was a director of the predecessor to the Trust from 1986 to 2003. He has been counsel to McCarthy Tétrault LLP, Barristers and Solicitors, since 1987. He has served as Vice Chairman of Canaccord Capital Corporation since 1996 and is also a director of Acetex Corporation, Canadian Oil Sands Investments Inc., Computer Modelling Group, IPSCO Inc., Matrikon Inc., ACTIVEnergy Income Fund, Pengrowth Corporation, Provident Energy Ltd., Titanium Corporation Inc., Bankers Petroleum Inc. and TerraVest Income Fund. He is a Governor of the Business Council of British Columbia, and a member of the Law Societies of Alberta and British Columbia. Mr. Zaozirny was Minister of Energy and Natural Resources for the Province of Alberta from 1982 to 1986.
      Mr. Zaozirny is an Independent Trustee under the Declaration of Trust and is Chair of the Trust’s Governance Committee.

Notes:

(1)	Mr. Grandin was a director of Pegasus Gold Inc. in 1998 when that company filed voluntarily to reorganize under Chapter 11 of the United States Bankruptcy Code. A liquidation plan for that company received court confirmation later that year.

(2)	Investment in the Trust includes Units beneficially owned, directly or indirectly, or over which control or direction is exercised, and Unit equivalents granted under the Trustees’ and Directors’ Unit equivalent plan. Amounts expressed are as at March 28, 2005.

(3)	Pursuant to Multilateral Instrument 52-110 — Audit Committees, an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.

Attendance Record of Trustees
      The following table shows the attendance of each of the Trustees at Trustee meetings and committee meetings held during the 2004 fiscal year:
SUMMARY OF TRUSTEE &
COMMITTEE MEETINGS HELD

Trustees(1)	17
Audit Committee	7
Governance Committee	9
SUMMARY OF ATTENDANCE
OF TRUSTEES

	Trustee	Committee
	Meetings	Meetings
Trustee	Attended	Attended

L.I. Barber, C.C.(2)	12 of 12
M.A. Grandin	17 of 17
M.S. Parrett, C.A.	17 of 17	15 of 16
H.G. Schaefer, F.C.A.	16 of 17	7 of 7
P. Valentine, F.C.A.(3)	16 of 17	11 of 11
R.J. Wright, C.M., Q.C.(2)	11 of 12
J.B. Zaozirny, Q.C.	16 of 17	9 of 9

Notes:

(1)	The overall attendance was 96% at Trustee meetings and 98% at committee meetings for the year.

(2)	Five meetings concerning the achievement by Teck Cominco of synergies resulting from the combination of the assets comprising the EVC Partnership involved only the Trustees independent of Teck Cominco.

(3)	Appointed to the Governance Committee in May 2004.
Approval of Election of Directors of Fording
      The Declaration of Trust requires the Trustees to vote the Fording Shares in favour of the nominees to the Board of Directors approved by more than 50% of the votes cast at a meeting of Unitholders called for such purpose provided that:

(a)	none of the nominees is an employee of the EVC Partnership;

(b)	a majority of the nominees are Independent Directors; and

(c)	a majority of the nominees are not Trustees.
      Governance Agreements entitle each of OTPP and Teck Cominco to nominate one individual for approval as a Director at each meeting of Unitholders at which proposed Directors are to be approved, provided that OTPP or Teck Cominco, as applicable, own at least 4.5% of the total number of Units then outstanding. Copies of the Governance Agreements are available on SEDAR at www.sedar.com. The nominee of OTPP is Richard T. Mahler and the nominee of Teck Cominco is Donald R. Lindsay.
      Each of the nine persons listed below have been nominated for election as a Director to hold office until the earlier of the conclusion of the next annual meeting of Unitholders or until a successor has been elected or appointed. All nominees, other than Mr. Lindsay, are presently directors of Fording and have held such position since the date indicated. The Fording Articles provide for a minimum of seven and a maximum of nine Directors. The Board of Directors is currently comprised of nine Directors. The Board of Directors does not have an Executive Committee.
      Unless authority to do so is withheld, proxies given pursuant to this solicitation will be voted FOR the approval of each of the nominees listed below as a Director. If any of the proposed nominees should for any reason be unable to serve as a Director, the persons named in the enclosed form of proxy reserve the right to nominate and vote for another nominee in their discretion.
Information Regarding Nominees for Approval As Directors
      Information regarding each of the nominees for Director, including the number of Units and Unit equivalents of the Trust beneficially owned, directly or indirectly, or over which control is exercised by such persons, is as follows:

Michael A. Grandin Michael S. Parrett, C.A. Harry G. Schaefer, F.C.A.

      For information concerning the above-named individuals, see “— Election of Trustees — Information Regarding Nominees for Election As Trustees”.
Dawn L. Farrell

Residence:	Vancouver, British Columbia, Canada
Director Since:	2004
Age:	45
Investment in the Trust:	897 Unit equivalents(1)
      Mrs. Farrell is currently Executive Vice President, Generation, BC Hydro, a position she has held since May 2003. Prior to joining BC Hydro, Mrs. Farrell was Executive Vice President, Corporate Development for TransAlta Corporation. Throughout her 17 year career at TransAlta Corporation, she held a number of executive positions including Executive Vice President, Independent Power Projects and Vice President, Energy Marketing and IPP Development. Mrs. Farrell has served on a number of boards, including Mount Royal College, Mount Royal College Foundation, Mercury Electric, Vision Quest Windelectric, TransAlta Cogeneration and MEGA (a joint venture between TransAlta and Gener SA). She holds a Masters Degree in economics from the University of Calgary and attended the Advanced Management Program at Harvard University.
      Mrs. Farrell is an Independent Director under the Declaration of Trust and is a member of Fording’s Environmental, Health and Safety Committee.
Donald R. Lindsay

Residence:	Vancouver, British Columbia, Canada
Age:	46
Investment in the Trust:	Nil
      Mr. Lindsay joined Teck Cominco as President in January 2005 and was appointed to its board of directors in February 2005. He is a graduate of Queens University (B.Sc., Hons.) and Harvard Business School (M.B.A.). Mr. Lindsay was employed by CIBC World Markets Inc. (investment banking) from 1985 to 2004 where he was President of CIBC World Markets Inc., Head of Investment and Corporate Banking and Head of the Asia Pacific Region.
      Mr. Lindsay is not an Independent Director under the Declaration of Trust because he is an officer of Teck Cominco.
Richard T. Mahler

Residence:	Vancouver, British Columbia, Canada
Director Since:	2003
Age:	61
Investment in the Trust:	2,000 Units and 2,786 Unit equivalents(1)
      Mr. Mahler was Executive Vice President and Chief Financial Officer of Finning International Inc., the world’s largest Caterpillar dealer from 1990 until his retirement in 2003. From 1981 to 1990, Mr. Mahler served as Vice President Finance of Amdahl Canada, a provider of enterprise-scale computing, networking, and storage systems and services. Prior to that, he held various senior financial management positions with Ford Motor Company of Canada from 1968 to 1980. Mr. Mahler is Chair, Partnerships British Columbia (a provincial crown corporation formed to deliver public services through public/private partnerships) and a trustee of Swiss Water Income Fund. He is also a director of the Vancouver Board of Trade and a director and Treasurer of the VGH/ UBC Hospital Foundation. He was awarded the 2002 Queen’s Golden Jubilee Medal for Distinguished Service by the Governor General of Canada and the 2002 Chancellor’s Award for Distinguished Service by Simon Fraser University. Mr. Mahler holds an MBA.
      Mr. Mahler is an Independent Director under the Declaration of Trust and is the Chair of Fording’s Governance Committee and a member of its Audit Committee and Environmental, Health and Safety Committee. Mr. Mahler is financially literate.(2)

Dr. Thomas J. O’Neil

Residence:	Prescott, Arizona, U.S.A.
Director Since:	2003
Age:	64
Investment in the Trust:	1,402 Unit equivalents(1)
      Dr. O’Neil was President and Chief Operating Officer for iron ore miner, Cleveland-Cliffs Inc., until July 2003. He holds three degrees in mining engineering, with a Ph.D. from the University of Arizona where he served on the faculty from 1968 to 1981, becoming Professor and Head of the Department of Mining and Geological Engineering. Dr. O’Neil served in various capacities for Amoco Minerals, and its successor, Cyprus Minerals from 1981 to 1991, including Vice President of Engineering and Vice President of South Pacific Operations stationed in Sydney, Australia. He is a director of the Minerals Information Institute, Peru Copper Inc. and a past director of Hecla Mining Company and Homestake Mining Company. He was the 2003 President of the Society for Mining, Metallurgy and Exploration (SME) where he is also a Distinguished Member. Dr. O’Neil was elected to the U.S. National Academy of Engineering in 1999 and the American Southwest Mining Hall of Fame in 2003.
      Dr. O’Neil is an Independent Director under the Declaration of Trust and is Chair of Fording’s Environmental, Health and Safety Committee and a member of its Governance Committee.
William W. Stinson

Residence:	Toronto, Ontario, Canada
Director Since:	2003
Age:	70
Investment in the Trust:	10,519 Units and 1,889 Unit equivalents(1)
      Mr. Stinson is Chairman of Westshore, President of Westshore Terminals Ltd., Chairman of Sun Life Financial, Lead Director of CHC Helicopter Corporation and a director of Grant Forest Products Ltd. From 1981 to 1985, Mr. Stinson was President of Canadian Pacific Limited. From 1985 to 1991, he was the President and Chief Executive Officer of Canadian Pacific Limited and from 1991 to 1996, he was Chairman and Chief Executive Officer of Canadian Pacific Limited. From 1997 to 2001, Mr. Stinson was the Chairman of the Executive Committee of United Dominion Industries Inc.
      Mr. Stinson is not an Independent Director under the Declaration of Trust because he is a trustee of Westshore.
David A. Thompson

Residence:	Vancouver, British Columbia, Canada
Director Since:	2003
Age:	65
Investment in the Trust:	2,786 Unit equivalents(1)
      Mr. Thompson is Chief Executive Officer and Deputy Chairman of Teck Cominco, a position he has held since July 2001. From 1994 to 2001, he was President and Chief Executive Officer of Cominco Ltd. From 1980 to 1994, he was Senior Vice President and Chief Financial Officer of Teck Corporation. Mr. Thompson is a director of the St. Paul’s Hospital Foundation. He is a graduate of the London School of Economics and the Harvard Business School (Advanced Management Program).
      Mr. Thompson is not an Independent Director under the Declaration of Trust because he is a director of Teck Cominco.

Notes:

(1)	Investment in the Trust includes Units beneficially owned, directly or indirectly, or over which control or direction is exercised, and Unit equivalents granted under the Trustees’ and Directors’ Unit equivalent plan. Amounts expressed are as at March 28, 2005.

(2)	Pursuant to Multilateral Instrument 52-110 — Audit Committees, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.

Attendance of Directors
      The following table shows the attendance of each of the Directors at Board of Directors meetings and committee meetings held during the 2004 fiscal year:
SUMMARY OF BOARD &
COMMITTEE MEETINGS HELD

Board of Directors(1)	18
Audit Committee	7
Governance Committee	9
Environmental, Health & Safety	3
SUMMARY OF ATTENDANCE
OF DIRECTORS

	Board	Committee
	Meetings	Meetings
Director	Attended	Attended

D.L. Farrell(2)	11 of 12	2 of 3
M.A. Grandin	18 of 18
N.B. Keevil(3)(5)	7 of 13
R.T. Mahler	17 of 18	19 of 19
T.J. O’Neil(4)	17 of 18	7 of 7
M.S. Parrett, C.A.	18 of 18	7 of 7
H.G. Schaefer, F.C.A.	17 of 18	16 of 16
W.W. Stinson	14 of 18
D.A. Thompson(3)	12 of 13

Notes:

(1)	The overall attendance was 90% at Board meetings and 98% at committee meetings for the year.

(2)	Elected to the Board in May 2004.

(3)	Five meetings concerning the achievement by Teck Cominco of synergies resulting from the combination of the assets comprising the EVC Partnership involved only the Directors independent of Teck Cominco.

(4)	Joined Governance Committee in May 2004.

(5)	Dr. Keevil is not standing for re-election as a Director.
Appointment of Auditors
      The persons named in the form of proxy which accompanies this Information Circular intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the auditors of the Trust until its successor is appointed and to authorize the Trustees to fix the remuneration of the auditors, unless the Unitholder has specified in their proxy that the Units represented by such proxy are to be withheld from voting in respect thereof. PricewaterhouseCoopers LLP, Chartered Accountants, were appointed auditors of the Trust as part of the 2003 Arrangement.

SPECIAL MEETING BUSINESS
Plan of Arrangement
      Unitholders are being asked to consider and, if deemed advisable, pass the Arrangement Resolution. The Arrangement Resolution is attached as Appendix “A” to this Information Circular.
Background and Purpose of the Arrangement
      The Trust and its predecessors have participated in the consolidation of the Canadian metallurgical coal industry and the Trust continues to evaluate acquisition opportunities from time to time. The Trust anticipates that it might offer Units as consideration in connection with future acquisitions thereby preserving its cash flow for distributions to Unitholders.
      Partially as a result of increasing metallurgical coal prices, the EVC Partnership has generated strong cash flows from its production and sale of metallurgical coal. This in turn has resulted in increased distributions to the partners of the EVC Partnership, including Fording and, indirectly through its ownership of Fording, to the Trust. The current organizational structure of the Trust creates the potential for taxation at the Fording level which would reduce the cash available for distribution to Unitholders. The Trustees believe that reorganizing the Trust’s structure so that it will own a direct interest in Fording LP, which will hold the EVC Partnership Interest previously held by Fording, will address this potential reduction in cash available for distribution. This in turn would result in the Units being a more competitive acquisition currency comparable to other flow-through structures and will assist the Trust in undertaking future acquisitions.
      Accordingly, Fording is undertaking the Arrangement to reorganize the manner in which the Trust holds its indirect interest in its operating assets.
Recommendation of the Trustees
      The Trustees have determined that the Arrangement is in the best interests of the Trust and its Unitholders and unanimously recommend that Unitholders vote FOR the Arrangement.
Overview of the Arrangement
      The Arrangement will create a flow-through structure which will result in distributions from the EVC Partnership and distributions from NYCO being taxed under the Tax Act at the Unitholder level.
      Prior to the Arrangement, the Trust and Fording will effect certain transactions in order to create the entities necessary to implement the Arrangement. See “— Pre-Arrangement Transactions”.
      The Arrangement will be implemented in a series of transactions pursuant to the Plan of Arrangement. If the Arrangement Resolution is approved in the manner described in this Information Circular and the Arrangement is ultimately completed, the Trust will:

(a)	directly and indirectly own all of the partnership interests in Fording LP, which will hold the EVC Partnership Interest previously held by Fording; and

(b)	directly and indirectly own all of the securities of NYCO which were previously held directly and indirectly by Fording.
      The Arrangement will also result in the subdivision of all of the issued and outstanding Units, other than Dissenting Units, on a three-for-one basis with the result that Unitholders of record on the Supplemental Declaration Effective Date, other than Dissenting Unitholders, will hold three Units for every one Unit held prior to the Supplemental Declaration Effective Time.
The Arrangement
      The Arrangement will be carried out pursuant to the terms of the Plan of Arrangement. The Plan of Arrangement is attached as Appendix “F” to this Information Circular and sets out the transactions that will occur pursuant to the Arrangement as presently contemplated.
      Unitholders should be aware, however, that the Arrangement Resolution provides the Trustees (through their control of the Fording Shares) with the discretion to make amendments to, deletions from or modifications of the Plan of Arrangement in their discretion, to the extent permitted by the Plan, or to elect not to proceed with the

Arrangement notwithstanding that such resolution has been approved by Unitholders and the Court. Preserving the discretion of the Trustees in this regard is necessary as completion of the Arrangement is dependent upon, among other things, receiving the Advance Tax Ruling from the CRA (see “— Regulatory Approvals — Advance Tax Ruling”) and amendments to the Plan may be required in order to obtain such ruling. In addition, there are factors that might cause the Trustees to conclude that proceeding with the Arrangement is not advisable at this time. See “— Factors Affecting Implementation of the Arrangement”. However, the Trustees will not exercise their discretion to amend the Plan of Arrangement in the form set out at Appendix “F” to this Information Circular following completion of the Meeting if such amendment would result in Unitholders being treated in a manner that is materially different, and adverse, as compared to the treatment described in this Information Circular.
Organizational Structure Prior to the Arrangement
      The following diagram sets out the current organizational structure of the Trust.

Pre-Arrangement Transactions
      Prior to the Effective Time, the following pre-arrangement transactions will occur in order to create the entities necessary to implement the Arrangement:

(a)	Fording LLC will be formed under the laws of the State of Delaware, U.S.A. Fording will be the sole member of Fording LLC;

(b)	Fording ULC will be incorporated under the Companies Act (Nova Scotia) and Fording LLC will subscribe for 100 common shares in the capital of Fording ULC;

(c)	Fording LP will be formed under the Partnership Act (Alberta). The general partner of Fording LP will be Fording ULC, as to a 0.01% general partnership interest, and the initial limited partner of Fording LP will be Fording, as to a 99.99% limited partnership interest. Fording ULC will contribute $1.00 of capital to Fording LP and Fording will contribute $9,999.00 of capital to Fording LP; and

(d)	Newco2 will be incorporated under the CBCA with share capital as described under “Information Concerning Newco2 and Fording Amalco — Share Capital”. Following the incorporation of Newco2, the Trust will subscribe for 100 common shares in the capital of Newco2.
Organizational Structure Following Completion of the Pre-Arrangement Transactions
      The following diagram sets out the organizational structure of the Trust following completion of the Pre-Arrangement Transactions. The changes to the current organizational structure of the Trust resulting from the Pre-Arrangement Transactions are shaded in grey.
The Plan of Arrangement
      The Plan of Arrangement is attached as Appendix “F” to this Information Circular and sets out the transactions that will occur pursuant to the Arrangement.

      Steps (a) through (t) of the Plan of Arrangement will become effective on the Effective Date and will occur and will be deemed to occur, except as otherwise expressly noted, one minute apart and in the sequence set forth below without further act or formality. Step (u) of the Plan of Arrangement will become effective on the Supplemental Declaration Effective Date at the Supplemental Declaration Effective Time without further act or formality:

(a)	The operation of the Unitholders Rights Plan will be suspended;

(b)	All Participating Unitholders will, effective upon the first issuance of the Special Units at step (m) below, be deemed to subordinate their entitlement to receive distributions from the Trust in respect of their Units to the right of the holder of the Special Units to receive distributions from the Trust in respect of such Units such that Participating Unitholders will not receive any distributions from the Trust in respect of their Units, other than the distributions to be undertaken pursuant to step (e) below, until the earlier of:

(i)	the date on which an aggregate amount has been paid to the holder of the Special Units in respect of such Special Units equal to the Class B Redemption Amount; or

(ii)	the time at which there are no Special Units issued and outstanding which shall occur pursuant to step (p) below;

(c)	Fording will:

(i)	pay to the Trust the amount of all interest on the Fording Subordinated Notes accrued but unpaid as of the time immediately prior to the Effective Time; and

(ii)	pay to the lenders under the Bank Debt the amount of all interest on the Bank Debt accrued but unpaid as of the time immediately prior to the Effective Time;

(d)	The Trust will subscribe for that number of Class A Shares that is equal to the number of issued and outstanding Units held by Participating Unitholders immediately prior to the Effective Time in consideration for a cash payment of $0.01 per Class A Share;

(e)	The Trust will undertake a return of capital in respect of the Units as follows:

(i)	the Trust will distribute that number of Class A Shares to each Participating Unitholder equal to the number of Units held by the Participating Unitholder as of the time immediately prior to the Effective Time;

(ii)	the Trust will immediately remit to the Receiver General, on behalf of each Participating Unitholder that is a Non-Resident, an amount equal to the amount required by the Tax Act to be withheld on behalf of the Participating Unitholder (taking into account the amount so remitted on behalf of that Unitholder) in respect of the return of capital, including amounts required to be withheld under proposed subsection 218.3(2) of the Tax Act (currently expected to be approximately $0.001765 per Unit); and

(iii)	the Trust will, shortly after completion of the Arrangement, pay to each Participating Unitholder who is a resident of Canada an amount per Unit, in respect of each Unit held by such Unitholder as of the time immediately prior to the Effective Time, equal to the amount remitted to the Receiver General for every Unit held by a Non-Resident;

(f)	The Trust will transfer the Fording Shares and the Fording Subordinated Notes to Newco2 for an aggregate purchase price equal to the aggregate fair market value of the Fording Shares and Fording Subordinated Notes so transferred. Newco2 will satisfy the Purchase Price by issuing to the Trust 1,000,000 Class B Shares;

(g)	The stated capital account maintained by Fording for the Fording Shares will be reduced to $1.00 without payment of any amount in respect of those Shares;

(h)	Newco2 and Fording will amalgamate to form Fording Amalco on the terms set forth at Schedule “B” to the Plan of Arrangement;

(i)	Fording Amalco will make a cash contribution to the capital of Fording LLC which will in turn make a cash contribution to the capital of Fording ULC in the same amount to enable Fording ULC to make the cash contribution to Fording LP in step (k) below;

(j)	Fording Amalco will contribute to the capital of Fording LP:

(i)	the EVC Partnership Interest; and

(ii)	the Derivative Contracts;

and Fording LP will assume the obligations and other liabilities associated with the EVC Partnership Interest (other than amounts advanced by loan to Fording pursuant to Section 9.2 of the partnership agreement governing the EVC Partnership) and the Derivative Contracts so contributed. Thereafter, the respective partnership interests of Fording Amalco and Fording ULC will be correspondingly adjusted in accordance with the terms of the partnership agreement governing Fording LP;

(k)	Concurrently with step (j) above, Fording ULC will make a cash contribution to the capital of Fording LP in the amount required such that the total fair market value of the contributions made to the capital of Fording LP by Fording ULC prior to and including this step (k) will equal 0.01% of the total fair market value of all contributions to the capital of Fording LP made by Fording ULC, Fording and Fording Amalco prior to and including this step (k). Thereafter, the respective partnership interests of Fording Amalco and Fording ULC will be correspondingly adjusted in accordance with the terms of the partnership agreement governing Fording LP;

(l)	Following the contribution of Fording ULC at step (k) above and the contribution of Fording Amalco at step (j) above, the respective interests of Fording ULC and Fording Amalco in Fording LP will be as follows:

(i)	Fording ULC — 0.01% general partnership interest; and

(ii)	Fording Amalco — 99.99% limited partnership interest;

(m)	Fording Amalco will transfer the Fording LP Interest to the Trust in consideration for:

(i)	that number of Special Units having an aggregate fair market value equal to the fair market value of the Fording LP Interest less the aggregate principal amount of the debt referred to in step (m)(ii) below; and

(ii)	assumption by the Trust of the Bank Debt;

(n)	Fording Amalco will transfer the remaining Fording Amalco Assets to the Trust in consideration for:

(i)	that number of Units having an aggregate fair market value equal to the Class A Redemption Amount (assuming that no Special Units are outstanding); and

(ii)	that number of Special Units having an aggregate fair market value equal to the fair market value of the remaining Fording Amalco Assets less the fair market value of the Units described in step (n)(i) above;

(o)	Fording Amalco will redeem all of the issued and outstanding Class B Shares held by the Trust in consideration of the payment of the Class B Redemption Amount. The Class B Redemption Amount will be satisfied through the transfer to the Trust of all the Special Units acquired by Fording Amalco in steps (m)(i) and (n)(ii) above;

(p)	The Trust will cancel the Special Units transferred to it on the redemption of the Class B Shares whereupon the subordination by the Participating Unitholders in connection with their Units described at step (b) above will terminate;

(q)	Fording Amalco will redeem all of the issued and outstanding Class A Shares held by the Participating Unitholders in consideration of the payment of the Class A Redemption Amount. The Class A Redemption Amount will be satisfied by the transfer to Participating Unitholders of their pro rata share of the Units acquired by Fording Amalco in step (n)(i) above;

(r)	The outstanding Units will be consolidated so that the number of Units outstanding following the consolidation will be equal to the number of Units outstanding at the Effective Time;

(s)	The Amended and Restated Declaration of Trust will become effective;

(t)	The Unitholder Rights Plan will become effective; and

(u)	On the Supplemental Declaration Effective Date, the Supplemental Declaration Amendment will become effective with the result that Units held by Unitholders of record immediately prior to the Supplemental Declaration Effective Time, other than Dissenting Unitholders, will be subdivided on a three-for-one basis.
Dissenting Unitholders
      All Units held by Dissenting Unitholders who exercise their Arrangement Dissent Rights will, if the Dissenting Unitholder is ultimately entitled to be paid the fair value therefor, be deemed to be transferred to the Trust on the Effective Date in exchange for their fair value and cancelled. If a Dissenting Unitholder is ultimately not entitled to be paid the fair value for his, her or its Units determined in accordance with provisions of the Interim Order and the Plan of Arrangement, the Dissenting Unitholder shall be deemed to have participated in the Arrangement on the same basis as Participating Unitholders. See “Arrangement Dissent Rights”.
Amendments to the Plan of Arrangement
      Fording reserves the right to amend the Plan of Arrangement at any time prior to the Effective Time. Any amendment to the Plan of Arrangement will be set out in writing and filed with the Court. If Fording proposes an amendment to the Plan of Arrangement at any time prior to or at the Meeting and such amendment is accepted by the Unitholders voting at the Meeting in the manner required by the Interim Order, and subsequently approved by the Court, such amendment will become part of the Plan of Arrangement for all purposes. If any amendment to the Plan of Arrangement is made following the Meeting, such amendment must be approved by the Court and, if required by the Court, communicated to Unitholders in the manner prescribed by the Court.
Effects of the Arrangement
      Following completion of the Arrangement, the Trust will:

(a)	directly and indirectly own all of the partnership interests in Fording LP, which will hold the EVC Partnership Interest previously held by Fording; and

(b)	directly and indirectly own all of the securities of NYCO which were previously held directly and indirectly by Fording.
      The Arrangement will also result in the subdivision of all of the issued and outstanding Units, other than Dissenting Units, on a three-for-one basis with the result that Unitholders of record on the Supplemental Declaration Effective Date, other than Dissenting Unitholders, will hold three Units for every one Unit held prior to the Supplemental Declaration Effective Time. See “— Subdivision of Units — Subdivision as Part of the Arrangement”.
Consequential Changes to Existing Agreements
      It is anticipated that immediately following the completion of the Arrangement, certain agreements to which Fording or the Trust are a party will be amended to give effect to the Arrangement and to reflect the modified organizational structure resulting from such transaction. See “Amendment and Assignment of Agreements in Connection with the Arrangement”.

Post-Arrangement Organizational Structure
      The following diagram sets out the organizational structure of the Trust following completion of the transactions comprising the Plan of Arrangement. The changes to the organizational structure of the Trust (assuming completion of the Pre-Arrangement Transactions) resulting from the Arrangement are shaded in grey.
Amendment of Plan and Factors Affecting Implementation of the Arrangement
      The Arrangement Resolution provides the Trustees (through their control of the Fording Shares) with the discretion to amend the Plan of Arrangement at any time up to the Effective Time. Amendments made prior to or at the Meeting must be approved by Unitholders and the Court. Amendments made following the Meeting must be approved by the Court. The Arrangement Resolution also provides to the Trustees the discretion as to whether or not to proceed with the Arrangement notwithstanding that such transaction has been previously approved by Unitholders. However, the Trustees will not exercise their discretion to amend the Plan of Arrangement in the form set out at Appendix “F” to this Information Circular following completion of the Meeting if such amendment would result in Unitholders being treated in a manner that is materially different and adverse as compared to the treatment described in this Information Circular. Further, the ability of the Trustees to amend the Plan of Arrangement once it has been approved by the Unitholders is subject to the provisions of Article 8 of the Plan.
      In considering whether to exercise their discretion as to whether or not to amend the Plan or proceed with the Arrangement, the Trustees currently believe that the following factors will be relevant to such determination:

(a)	obtaining the Interim Order in a form and on terms satisfactory to the Trustees and Directors, and such order not being set aside or modified in a manner unacceptable to the Trustees and Directors on appeal or otherwise;

(b)	obtaining the Final Order in a form and on terms satisfactory to the Trustees and Directors and such order not being set aside or modified in a manner unacceptable to the Trustees and Directors on appeal or otherwise;

(c)	there not having occurred any actual, proposed or threatened change or amendment to the Tax Act or to any prior proposal to amend the Tax Act (including the proposal to repeal Part XI of the Tax Act announced in the February 23, 2005 Federal Budget and included in Bill C-43, which was tabled in the House of Commons on March 24, 2005) or to the regulations thereunder or to any applicable provincial tax legislation or to the regulations thereunder or any administrative position or practice in relation thereto which, directly or indirectly, has or may have any material adverse significance with respect to the Arrangement including, without limitation, the tax treatment of Unitholders;

(d)	obtaining the required regulatory approvals on terms and conditions satisfactory to the Trustees and Directors, including the Advance Tax Ruling and the exemptive relief required from certain provincial and territorial securities commissions in connection with certain trades in securities forming part of the Arrangement;

(e)	obtaining approval of the TSX to list the Class A Shares prior to the Effective Date and the additional Units to be issued in respect of the subdivision of the Units;

(f)	obtaining approval of the NYSE to list the additional Units to be issued in respect of the subdivision of the Units;

(g)	obtaining all material third party approvals and consents on terms and conditions satisfactory to the Trustees and Directors, including receipt of all necessary approvals and consents to the assignment of the Derivative Contracts and other material contracts and instruments;

(h)	there not having been enacted or pronounced any order or decree of any court, tribunal, governmental agency or other regulatory authority or administrative agency, board or commission, nor shall any law, regulation, policy, directive or order have been enacted, promulgated, made, issued or applied to cease trade, enjoin, prohibit or impose material limitations on the Arrangement or the transactions contemplated thereby in a manner unacceptable to the Trustees and Directors;

(i)	none of the Unitholders, the Trust, Fording, Fording Amalco, Fording LLC, Fording ULC, Fording LP, the EVC Partnership or NYCO will be liable to pay any material tax under the Tax Act or any provincial income tax legislation in respect of the Arrangement, other than the withholding tax payable by Unitholders that are Non-Residents in connection with the distribution of the Class A Shares by the Trust to Unitholders as a return of capital on the Units, which withholding tax will be paid by the Trust;

(j)	there not being any prohibition at law against the completion of the Arrangement; and

(k)	the number of Unitholders exercising their Arrangement Dissent Rights, if any, is reasonable as determined by the Trustees and Directors in their sole discretion.
      Unitholders are cautioned that the foregoing list of factors is not exhaustive and there may be further or different factors and events that could cause the Trustees to exercise their discretion to amend the Plan or not proceed with the Arrangement.
Unitholder Approvals
      The Interim Order will provide that, for the Arrangement to be implemented, the Arrangement Resolution must be passed, with or without variation, by 66 2/3% of all of the votes cast by Unitholders at the Meeting in person or by proxy.
Court Approvals
      The CBCA requires that the Arrangement be approved by the Court. In order to obtain Court approval, a petition will be made to the Court for the Interim Order. A copy of the Notice of Petition is reproduced at Appendix “E” to this Information Circular. Prior to the mailing of this Information Circular, Fording will have obtained the Interim Order providing for the calling and holding of the Meeting and certain other procedural matters. The form of Interim Order requested is attached as Appendix “D” to this Information Circular. A conformed copy of the executed Interim Order, when issued, will be available on the Trust’s website at www.fording.ca and on SEDAR at www.sedar.com. A conformed copy of the executed Interim Order can also be obtained, when issued, on request without charge from the Trust Secretary at Suite 1000, Fording Place, 205 – 9th Avenue S.E., Calgary, Alberta, T2G 0R3 (telephone: (403) 260-9800).

      If the Arrangement Resolution is approved by the Unitholders in the manner required by the Interim Order, the hearing in respect of the Final Order will take place as soon as practicable following receipt of the Advance Tax Ruling at the Court located at 611 – 4th Street S.W., Calgary, Alberta. At the hearing for the Final Order, the Court will consider, among other things, the fairness of the Arrangement. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct and upon such terms and conditions, if any, as the Court thinks fit. At the hearing in respect of the Final Order, any interested party who wishes to appear or be represented and present evidence or arguments may do so, provided that the interested party files a notice of appearance with the Court and otherwise satisfies all other requirements of the Court in the manner set out in the Notice of Petition.
      The Final Order will constitute a basis for an exemption from the registration requirements of the 1933 Act with respect to the issuance of Units to Participating Unitholders as part of the Arrangement, including those resident in the United States, in connection with the Arrangement.
Regulatory Approvals
Advance Tax Ruling
      On March 4, 2005, the Trust filed an application for the Advance Tax Ruling with the CRA with respect to the Arrangement. There can be no assurance that the Advance Tax Ruling will be obtained on a timely basis, on terms and conditions satisfactory to the Trustees and Directors or at all. If the Advance Tax Ruling is not obtained, the Trustees and Directors may decide not to proceed with the Arrangement or to amend or modify the structure of the Arrangement. Counsel to the Trust has advised that the earliest that the Trust can expect receipt of the Advance Tax Ruling is mid-June 2005.
Securities Regulatory Approvals
      Discretionary exemptions must be obtained from certain provincial and territorial securities authorities in respect of certain trades in securities contemplated by the Arrangement. Prior to mailing this Information Circular, the Trust will file its application with the applicable Canadian securities regulatory authorities for such exemptions. However, there can be no assurance that the necessary exemptions from such authorities will be obtained on a timely basis, on terms and conditions satisfactory to the Trustees and Directors or at all.
TSX/NYSE Approvals
      Concurrent with the mailing of this Information Circular to Unitholders, the Trust will file a listing application with the TSX in respect of the Class A Shares and a substitutional listing application with the TSX in connection with the subdivision of the Units. A similar application will also be filed with the NYSE in connection with the subdivision of the Units. However, there can be no assurance that the TSX will approve the listing of the Class A Shares on terms and conditions satisfactory to the Trust or that the TSX and the NYSE will approve the subdivision of the Units.
      If the TSX does not agree to list the Class A Shares on terms and conditions satisfactory to the Trust or at all or the TSX or NYSE does not approve the subdivision of the Units, the Trustees may decide not to proceed with the Arrangement or may amend or modify the structure of the Arrangement.
Third Party Approvals
      Certain of the transactions contemplated by the Arrangement may require the consent of certain third parties. Prior to the Effective Date, the Trust and Fording will send notices to and request the consent of these third parties with respect to the Arrangement. However, there can be no assurance that the necessary consents from these third parties will be obtained on a timely basis or on terms and conditions satisfactory to the Trust or Fording. If these consents are not obtained, the Trustees and Directors may decide not to proceed with the Arrangement or to amend or modify the structure of the Arrangement.
Withholding Tax on Class A Share Distribution to Non-Resident Unitholders
      As part of the Arrangement, the Trust will subscribe for Class A Shares and will distribute such Class A Shares to Participating Unitholders as a return of capital on the Units. Participating Unitholders will receive one Class A Share with a redemption amount of $0.01 for each Unit held by the Unitholder immediately prior to the Effective Time. The Class A Shares will subsequently be redeemed for Units, which will then be consolidated with the other

Units outstanding immediately prior to the Effective Time in the manner described above under “— The Plan of Arrangement”.
      The Trust is required to withhold tax on a return of capital (taking into account the amount so withheld) to Non-Resident Unitholders. In order to ensure that Unitholders will not bear any direct costs as a result of the Arrangement, the withholding amount will be remitted to the Receiver General on behalf of Non-Resident Unitholders. Although this amount is nominal, in order to ensure that all Unitholders are treated equally, the Trust will pay as a distribution to each Canadian resident Unitholder an amount per Unit equal to the amount remitted to the Receiver General for each Unit held by a Non-Resident Unitholder.
      Amounts paid to the Receiver for the benefit of Non-Resident Unitholders on account of withholding tax and amounts paid as a distribution to Canadian resident Unitholders in the manner aforesaid will be treated by the Trust as a return of capital in respect of the Units. See “Certain Canadian Federal Income Tax Considerations”. The Trust anticipates that the total cost to the Trust of such payments will be approximately $86,500, or approximately $0.001765 per Unit.
Subdivision of Units
      In light of the increase in the market price of the Units, the Trustees have concluded that it would be in the best interests of the Trust and its Unitholders to subdivide the issued and outstanding Units on a three-for-one basis. The Trustees believe that the increased number of Units available for purchase and the lower market price per Unit following the proposed subdivision will make the Units more affordable for retail investors. The subdivision will not change any Unitholder’s proportionate interest in the Trust.
      At step (u) of the Plan of Arrangement, the Amended and Restated Declaration of Trust will be amended such that each Unit held by Unitholders of record on the Supplemental Declaration Effective Date, other than Dissenting Unitholders, will be subdivided on a three-for-one basis. Alternatively, in order to ensure that a subdivision of the Units can occur in the event that the Arrangement Resolution is not passed or the Arrangement is not completed, Unitholders are being asked to authorize the Subdivision Resolution which provides the Trustees with the authority to amend the Declaration of Trust to subdivide the Units on a three-for-one basis should the Trustees, in their sole discretion, determine that the subdivision of the Units is desirable in such circumstances.
Subdivision as Part of the Arrangement
      If the Arrangement Resolution is passed and the subdivision of the Units occurs as part of the Arrangement, each Unit held by a Unitholder of record on the Supplemental Declaration Effective Date, other than Dissenting Unitholders, will be subdivided on a three-for-one basis at the Supplemental Declaration Effective Time without further action by the holder. It is expected that the Units will begin trading on a subdivided basis on the TSX at the opening of business on the second trading day preceding the Supplemental Declaration Effective Date.
      Unitholders whose Units are subdivided in the manner described above will not be required to surrender their existing Unit certificates in connection with the Arrangement. Unit certificates representing such Units should be retained by the Unitholder. Unit certificates representing the additional Units resulting from the subdivision will be issued to such Unitholders and will be distributed following the Supplemental Declaration Effective Date. The additional Unit certificates to be issued to such Unitholders, together with the Unit certificates retained by such Persons, will then represent each Unitholder’s total Unit holdings.
      Concurrently with the mailing of this Information Circular, a substitutional listing application will be made to list the subdivided Units on the TSX and a similar application will be made to the NYSE. See “— Regulatory Approvals — Securities Regulatory Approvals”.
Subdivision Separate from Arrangement
      In the event that:

(i)	the Arrangement Resolution is passed but the Arrangement is not, for any reason, completed, or

(ii)	the Arrangement Resolution is not passed but the Subdivision Resolution is passed, the subdivision of the Units on a three-for-one basis may still occur if the Trustees, in their sole discretion, determine that such subdivision is still desirable. In such circumstances, the Subdivision Record Date will be seven trading days after the date of the press release issued by the Trust announcing the decision of the Trustees to proceed with the subdivision of the Units. It is expected that the Units will begin trading on a subdivided basis on the TSX at the opening of business on the second trading day preceding the Subdivision Record Date.
      Unitholders on the Subdivision Record Date will not be required to surrender their existing Unit certificates in connection with the subdivision of the Units. Unit certificates representing the Units outstanding on the Subdivision Record Date will be retained by Unitholders. Unit certificates representing the additional Units resulting from the subdivision will be issued to Unitholders of record on the Subdivision Record Date and will be distributed to such Unitholders following the Subdivision Record Date. The additional Unit certificates to be issued to such Unitholders, together with the Unit certificates retained by such persons, will then represent each Unitholder’s total Unit holdings.
      A substitutional listing application will be made to list the subdivided Units on the TSX and a similar application will be made to the NYSE. See “— Regulatory Approvals — Securities Regulatory Approvals”.
      The Trustees recommend that Unitholders vote FOR the Subdivision Resolution.
Royalty Reorganization
      As part of the Arrangement Resolution, Unitholders are being asked to authorize and approve the implementation of a Royalty Reorganization. The Royalty Reorganization will only be undertaken if the Trustees, in their sole discretion, determine that the implementation of such a reorganization is necessary or advisable to preserve the Trust’s status as a mutual fund trust under the Tax Act. Accordingly, Unitholders are advised that voting for the Arrangement Resolution does not mean that the Royalty Reorganization will necessarily be implemented.
      Implementation of the Royalty Reorganization is only one of a number of options being considered by the Trustees and Directors to address Non-Resident ownership should Non-Resident ownership become an issue.
Background and Reasons for a Royalty Reorganization
      Subsection 132(7) of the Tax Act provides that a trust, in order to retain its status as a mutual fund trust for purposes of the Tax Act, must not be established or maintained primarily for the benefit of Non-Residents.
      Under the existing wording of subsection 132(7) of the Tax Act (but taking into account a recommended amendment to subsection 132(7) described in a communication issued by the Department of Finance on November 26, 2004), where all or substantially all of the property of a mutual fund trust is property other than “taxable Canadian property”, the trust is not subject to the Non-Resident Ownership Restriction. As oil and gas and mining royalties are not “taxable Canadian property” for the purposes of subsection 132(7), trusts which can establish that all or substantially all of their property consists of such royalties have taken the position that they are not subject to the Non-Resident Ownership Restriction.
      The March 23, 2004 Federal Budget announced proposed amendments to the Tax Act which would have eliminated, subject to a phase out period, the above-mentioned exemption from the Non-Resident Ownership Restriction enjoyed by Royalty Trusts. This was followed by an announcement by the Minister of Finance on September 16, 2004 of a proposal to amend the Non-Resident Ownership Restriction to provide a more specific threshold for ownership by Non-Residents. However, the Minister of Finance announced the withdrawal of both of these proposed amendments on December 6, 2004.
      In the February 23, 2005 Federal Budget, the Minister of Finance indicated that the Government of Canada will issue a consultation paper to allow for discussion of a broad range of tax issues related to business income trusts and will continue to monitor developments in the market for business trusts.
      The Trustees continue to monitor the level of Non-Resident ownership of the Trust in order to ensure that the Trust maintains its mutual fund trust status under the Tax Act. To that end, the Trustees are considering a variety of options which could be implemented to ensure that such status is maintained. One option involves the reorganization of the Trust into a Royalty Trust in order to rely on the current exemption afforded to Royalty Trusts from the Non-Resident Ownership Restriction. Under this option, the indirect interest of the Trust in the EVC Partnership and the direct interest of Teck GP in the EVC Partnership would be substantially converted, on a tax-deferred basis, into royalties on the production from the mines owned by the EVC Partnership. A reorganization of the Trust into a Royalty Trust may enable the Trust to take advantage of the above-noted exemption from the Non-Resident Ownership Restriction.

      In order to ensure that the Trustees have the flexibility to preserve the Trust’s mutual fund trust status, the Arrangement Resolution will provide the Trustees with the authority to implement a Royalty Reorganization, in their discretion, provided that:

(a)	the transactions contemplated by the Plan of Arrangement have been completed;

(b)	the Trustees determine that action should be undertaken in order to preserve the Trust’s mutual fund trust status under the Tax Act;

(c)	the Trustees determine that the Royalty Reorganization is a preferable alternative for ensuring that the Trust maintains its status as a mutual fund trust under the Tax Act;

(d)	Teck Cominco agrees to participate in the Royalty Reorganization on its own behalf and on behalf of its affiliates; and

(e)	an advance income tax ruling has been obtained from the CRA in respect of the Royalty Reorganization on terms and conditions satisfactory to the Trustees.
Description of Royalty Reorganization
      Under the provisions of the Tax Act, it may be possible to convert substantially all of the indirect interest of the Trust in the EVC Partnership and the direct interest of Teck GP in the EVC Partnership into royalties on production from mines owned by the EVC Partnership on a tax-deferred basis.
      In general terms, the Royalty Reorganization would involve the following steps:

(a)	the Trust and Teck GP would acquire royalties from the EVC Partnership for fair market value consideration; and

(b)	the consideration paid by the Trust and Teck GP would be distributed by the EVC Partnership to Fording LP and Teck GP, respectively, in proportion to their respective partnership interests and Fording LP would distribute its share of such consideration to the Trust.
      The Royalty Reorganization would be implemented in a manner such that no material taxable income or gain would arise in the Trust as a result of the reorganization transactions (nor would any tax liability arise in Fording LP or the EVC Partnership). Unitholders would not be required to recognize any material income or gain for Canadian tax purposes as a result of the Royalty Reorganization.
      The Trustees and Directors have received advice from the Trust’s counsel regarding the effectiveness of the Royalty Reorganization in addressing the Non-Resident Ownership Restriction. However, the ultimate form of such a reorganization has not been settled nor has definitive documentation been prepared. Further, each of Teck GP and Quintette will have to agree to the Royalty Reorganization and such agreement has not been obtained. As presently contemplated, the Royalty Reorganization would not have a materially adverse impact upon the Trust’s distribution policy or the amount of Distributable Cash available for distribution to Unitholders.
      In the event that the Arrangement Resolution is approved and the Trustees elect to proceed with the Royalty Reorganization, the Trust will issue a press release and file a material change report disclosing in detail the particulars of the Royalty Reorganization.
Recommendation of the Trustees
      The Trustees recommend that Unitholders vote FOR the Arrangement Resolution in order to provide the Trustees with the authority to implement the Royalty Reorganization if the Trustees, in their sole discretion, determine that the implementation of the Royalty Reorganization is necessary or advisable to preserve the Trust’s status as a mutual fund trust under the Tax Act.
Amendment to the Fording Articles
      Unitholders are being asked to consider and, if deemed advisable, pass the Fording Articles Resolution. To be effective, the Fording Articles Resolution must be passed, with or without variation, by 66 2/3% of all of the votes cast by Unitholders at the Meeting.
      The Private Company Restrictions in the Fording Articles restrict the options available to the Trust to raise capital. By restricting the number of shareholders that Fording is permitted to have and prohibiting any invitation to the public for securities of Fording, the Trust is limited to either raising capital in the public markets itself or causing Fording to issue securities on a private placement basis to a relatively small number of investors. The Private

Company Restrictions would prohibit the Trust from causing Fording to issue any of Fording’s securities to the public.
      The Trustees believe that should the Arrangement not be completed, it is desirable to have the ability to cause Fording to issue securities to the public rather than relying exclusively on bank financing or private placements of debt securities as a source of capital when financing at the Fording level. This flexibility will assist the Trustees, Directors and management in raising capital in the public markets.
      The Trustees recommend that Unitholders vote FOR the Fording Articles Resolution.
GOVERNANCE FOLLOWING THE ARRANGEMENT
      In connection with the creation of the Trust and the EVC Partnership as part of the 2003 Arrangement, a comprehensive governance structure was put in place for the benefit of Unitholders. This structure has been incorporated throughout the various levels that comprise the overall Trust structure. In substance, the governance rights currently enjoyed by Unitholders will be preserved following completion of the Arrangement. However, certain rights are required to be modified in order to accommodate the new structure resulting from the Arrangement. The following is a summary of the principal changes to the existing governance structure that will occur in the event that the Arrangement is completed:

(a)	Fording ULC, as general partner of Fording LP, will assume the role currently performed by Fording and will be responsible for managing and overseeing the Trust’s investment in the EVC Partnership. Fording ULC will also be responsible for managing the Trust’s investment in NYCO;

(b)	The board of directors of Fording ULC will be comprised of those persons that served as Directors immediately prior to the Effective Time. The board of directors of Fording ULC will serve in that capacity for the ensuing year;

(c)	The board of directors of Fording ULC will be required to have a majority of ULC Independent Directors in the same manner that the Board of Directors must be comprised of a majority of Independent Directors;

(d)	The Declaration of Trust will provide Unitholders with the right to approve the nominees for election to the board of directors of Fording ULC (as opposed to the Board of Directors as is currently the case). Unitholders will be entitled to exercise this right at the first Annual Meeting of Unitholders held following the Effective Time which is expected to occur sometime in the second quarter of 2006;

(e)	The board of directors of Fording ULC will establish an Audit Committee, a Governance Committee and an Environmental, Health and Safety Committee which will be comprised of the current members of the Fording Audit Committee, Governance Committee and Environmental, Health and Safety Committee and which will adopt charters substantially similar to the current charters for the above-noted Fording committees;

(f)	In substance, the material terms of the charter documents of Fording ULC will not be materially different than the current charter documents of Fording (although the charter documents of Fording ULC will not contain “private company restrictions”);

(g)	The directors of Fording ULC will be entitled to receive the same compensation as the Directors are currently entitled to receive and will be subject to the same Unit ownership requirements;

(h)	It is also anticipated that following completion of the Arrangement, the EVC Partnership Agreement will be amended such that Fording ULC and the ULC Independent Directors will be able to exercise the rights currently enjoyed by Fording and the Independent Directors in connection with approval of certain EVC Partnership matters. See “Amendment and Assignment of Agreements in Connection with the Arrangement — EVC Partnership Agreement”; and

(i)	It is also anticipated that the existing Governance Agreements will be amended such that the right of Teck Cominco and OTPP to nominate Directors will become a right to nominate persons to the board of directors of Fording ULC. See “Amendment and Assignment of Agreements in Connection with the Arrangement — Governance Agreements”.
      The composition of the Trustees, the requirement for a majority of Independent Trustees and the committees of the Trustees (including both their composition and charter) will not be affected by the Arrangement.

AMENDMENT AND ASSIGNMENT OF AGREEMENTS IN CONNECTION WITH THE ARRANGEMENT
      In the event that the Arrangement is completed, a number of agreements to which the Trust and Fording are a party will need to be amended or assigned in order to give effect to the Arrangement and to reflect the different organizational structure of the Trust resulting from the completion of the Plan of Arrangement. The following is a summary of the material amendments to such agreements that will be required in order to give effect to the Arrangement and to largely preserve, in modified form, the existing governance structure.
Declaration of Trust
Amended and Restated Declaration of Trust
      Unitholders who vote in favour of the Arrangement Resolution will be authorizing and approving the amendments to the Declaration of Trust which are necessary or advisable to give effect to the Arrangement, and which will be incorporated into the Amended and Restated Declaration of Trust. The following is a description of the material amendments which will be required to be made to the Declaration of Trust to give effect to the different organizational structure of the Trust resulting from the Arrangement and to largely preserve, in modified form, the existing governance structure. Such description is qualified in its entirety by the full text of the Amended and Restated Declaration of Trust. The full text of the Amended and Restated Declaration of Trust is attached to this Information Circular as Schedule “A” to the Plan of Arrangement and Unitholders are encouraged to carefully review such document. A copy of the current version of the Declaration of Trust is available on SEDAR at www.sedar.com.

(a)	The definition of “Distributable Cash” will be amended to remove the reference to cash received from Fording and replace it with a reference to cash received by the Trust from its subsidiaries, including Fording LP and the EVC Partnership. See “Distribution Policies Following Completion of the Arrangement”;

(b)	The definition of and references to “Independent Director” will be replaced with the definition of and references to “ULC Independent Director”;

(c)	The definition of “Independent Trustee” will be replaced with the following:

“Independent Trustee” means a Trustee who:

(a)	is not an insider of any of the Principal Unitholders or their respective affiliates and, with respect to a Trustee nominated by OTPP, is also not an insider of Luscar or its affiliates, so long as Sherritt and OTPP, jointly or severally, control Luscar;

(b)	would qualify as “independent” (as defined in section 1.4 of Multilateral Instrument 52-101 — Audit Committees) of each of the Principal Unitholders, if the Trustee was a director (or serves in an analogous role) of each of the Principal Unitholders; and

(c)	would qualify as “independent” (as defined in section 1.4 of Multilateral Instrument 52-101 — Audit Committees) of the Trust;

(d)	The definition of “Principal Unitholder” will be replaced with the following:

“Principal Unitholders” means Teck Cominco and OTPP (and their respective affiliates that own Units) for so long as any such entity continues to own any Units;

(e)	The definition of “Internal Reorganization” will be amended to refer to a reorganization of the Trust or its assets that results in the Trust continuing to hold 100% of the economic and voting interest in, and 100% of the assets and liabilities of, Fording LP, directly or indirectly, or any successors thereto;

(f)	The specific powers and authority of the Trustees provided by the Declaration of Trust in connection with Fording will be modified to reflect the fact that, following the Arrangement, Fording ULC will be the entity that supervises the Trust’s indirect interest in the EVC Partnership. In this regard, the Trustees will be authorized to:

(i)	vote on behalf of and represent the Trust as a securityholder in any subsidiary of the Trust, including as:

(A)	a member of Fording LLC;

(B)	a limited partner of Fording LP; and

(C)	a securityholder of certain of the corporations comprising NYCO;

(ii)	monitor the operation of the distribution policies of each of the subsidiaries of the Trust including Fording LLC, Fording ULC, Fording LP, the EVC Partnership and NYCO; and

(iii)	delegate any of their powers and duties to any one or more persons including directors, officers and employees of Fording LLC, Fording ULC and the EVC Partnership;

(g)	The Declaration of Trust will be amended to provide that the Trustees shall cause Fording LLC to vote the common shares of Fording ULC held by Fording LLC (x) in favour of nominees to the Fording ULC board of directors approved by, or (y) in favour of removal of any director when such removal is approved by, more than 50% of the votes cast at a meeting of Unitholders called for that purpose, provided that as a result of such vote:

(i)	none of the directors of Fording ULC is an employee of the EVC Partnership;

(ii)	a majority of the directors of Fording ULC are ULC Independent Directors; and

(iii)	a majority of the directors of Fording ULC are not Trustees.

In the event that the Unitholders approve nominees (or the removal of directors) such that the election of such nominees (or removal of directors) would not comply with the conditions set forth at items (i) through (iii) above, the Trustees may appoint such other persons as directors of Fording ULC as is necessary to result in compliance with such conditions;

(h)	The restrictions in the Declaration of Trust that limit the ability of Trustees to effect certain fundamental transactions in respect of Fording without first obtaining Unitholder approval will be amended to provide that the Trustees shall not authorize, or cause to be authorized, any of the following transactions without the prior authorization of the Unitholders obtained by special resolution:

(i)	any combination, merger, amalgamation or arrangement of or involving the Trust or Fording LP with any other person, except in conjunction with an Internal Reorganization;

(ii)	any disposition of all or substantially all of the assets of the Trust or Fording LP, except in conjunction with an Internal Reorganization;

(iii)	the disposition of any securities of Fording LLC, Fording ULC or Fording LP held directly or indirectly by the Trust, except:

(A)	in connection with an Internal Reorganization;

(B)	pursuant to the redemption rights of Unitholders in accordance with the provisions of the Declaration of Trust; or

(C)	in connection with financing transactions that do not result in the Trust ceasing to control, directly and indirectly, Fording LLC, Fording ULC or Fording LP following completion of such transaction;

(iv)	the issuance of any securities in the capital of Fording LP, other than to the Trust or another wholly-owned subsidiary of the Trust, except:

(A)	in connection with an Internal Reorganization;

(B)	pursuant to the redemption rights of Unitholders in accordance with the provisions of the Declaration of Trust; or

(C)	in connection with financing transactions that do not result in the Trust ceasing to control, directly or indirectly, Fording LLC, Fording ULC or Fording LP following completion of such transaction;

(v)	the liquidation or dissolution of Fording LP, except in connection with an Internal Reorganization; or

(vi)	the voluntary termination, dissolution or winding up of Fording LP;

(i)	The investment guideline provision of the Declaration of Trust which prescribes the permitted investments of the Trust will be amended to remove references to Fording, the Fording Shares, the preferred shares of Fording and the Fording Subordinated Notes and replace them with provisions that permit the Trust to invest in membership interests in Fording LLC, limited partnership interests in Fording LP and securities of NYCO and to lend funds to Fording LLC, Fording ULC, Fording LP and NYCO and each of their respective affiliates;

(j)	The Declaration of Trust will be amended to clarify that, in addition to its interpretation, the administration of the Trust will also be governed by the laws of the Province of Alberta;

(k)	The Unit redemption provisions in the Declaration of Trust which entitle Unitholders to require the Trust to redeem Units will be amended to provide that, subject to the receipt of all necessary regulatory approvals, a redeeming Unitholder will receive a distribution in specie of securities of the Trust or its subsidiaries in circumstances where the redeeming Unitholders are not entitled pursuant to the provisions of the Declaration of Trust to receive cash;

(l)	The dissenting Unitholder provisions of the Declaration of Trust which provide Unitholders with the right to dissent and to be paid the fair value for their Units in connection with certain fundamental transactions involving the Trust and Fording will be amended to provide dissent and appraisal rights to Unitholders in connection with certain fundamental transactions involving the Trust or Fording LP;

(m)	Section 5.11 of the Declaration of Trust (as amended by the Trustees on April 1, 2005. See “— Amendment to Non-Resident Ownership Constraint”) will be further amended so as to replace the prohibition on Non-Residents owning more than 49% of the outstanding Units with a provision authorizing the Trustees, in their discretion, to take actions (including those enumerated in such section) so that the Trust continues to qualify as a “mutual fund trust” for purposes of the Tax Act;

(n)	The annual meeting provisions of the Declaration of Trust will be amended to allow Unitholders to approve the nominees for election as directors of Fording ULC at the annual meeting of Unitholders; and

(o)	The distribution policy of the Trust as set out in the Declaration of Trust will be amended to provide for a distribution payment on the Effective Date in an amount sufficient to ensure that the Trust does not become liable to pay income tax under Part I of the Tax Act in respect of the short taxation year of the Trust resulting from the transfer of the assets of Fording Amalco to the Trust as part of the Arrangement. See “Distribution Policies Following Completion of the Arrangement”.
      In addition, Unitholders who vote in favour of the Arrangement Resolution will be authorizing and approving certain non-material amendments to the Declaration of Trust which delete portions of the Declaration of Trust which were only relevant with respect to the initial formation of the Trust in connection with the 2003 Arrangement and that are no longer required. Following completion of the Arrangement, a copy of the Amended and Restated Declaration of Trust will be filed as a material contract on SEDAR at www.sedar.com.
Supplemental Declaration Amendment
      In order to give effect to the three-for-one subdivision of the Units contemplated by the Plan of Arrangement, on the Supplemental Declaration Effective Date, the Supplemental Declaration Amendment will become effective at the Supplemental Declaration Effective Time. See “Special Meeting Business — Plan of Arrangement — Subdivision of Units”.
      The full text of the Supplemental Declaration Amendment is attached to this Information Circular as Schedule “C” to the Plan of Arrangement and Unitholders should carefully review such document. Following the occurrence of the Supplemental Declaration Effective Date, a copy of the Supplemental Declaration Amendment will be filed as a material contract on SEDAR at www.sedar.com.
Amendment to Non-Resident Ownership Constraint
      In order to ensure that the Trustees maintain the discretion to address the Non-Resident Ownership Restriction in a manner which is in the best interests of the Trust and its Unitholders, on April 1, 2005 the Trustees,

with the approval of the Independent Trustees, exercised their right to unilaterally amend Section 5.11 of the Declaration of Trust in order to ensure that all of the procedures described in such section can be undertaken in the discretion of the Trustees (although there is no requirement to do so). Such amendment was made in order to provide the Trustees with the discretion to address Non-Resident ownership in a manner that they determine to be in the best interests of the Trust and its Unitholders.
EVC Partnership Agreement
      The Trust anticipates that immediately following the completion of the Arrangement, the EVC Partnership Agreement will be amended to reflect the different organizational structure contemplated by the Plan of Arrangement and to largely preserve, in modified form, the existing governance structure. Although the parties to the EVC Partnership Agreement (being, in addition to Fording: Teck GP and Quintette) have not settled the final form of the amended EVC Partnership Agreement, the parties have agreed in principle to make the changes described below. However, such agreement is predicated on the assumption that the amendments proposed to be made to the EVC Partnership Agreement will not cause prejudice to the EVC Partnership, Teck GP or Quintette.

(a)	Fording’s current interest in the EVC Partnership will be assigned to Fording LP on a basis that does not require Fording to guarantee the obligations of Fording LP under such agreement;

(b)	Fording ULC, as the general partner of Fording LP, will be required to approve the annual budget and operating plan for the EVC Partnership;

(c)	the ULC Independent Directors will be required to approve:

(i)	any amendments to the code of conduct, insider trading policy and disclosure policy for the EVC Partnership pursuant to section 3.2(e) of the EVC Partnership Agreement;

(ii)	any assignment to a third party of the managing partner’s rights as managing partner pursuant to section 3.5(b) of the EVC Partnership Agreement;

(iii)	the assignment of the partnership interest of Teck GP or Quintette, other than to an affiliate thereof, pursuant to section 8.2(e) of the EVC Partnership Agreement; and

(iv)	any transaction between the EVC Partnership and any affiliate of Teck Cominco who is a partner of the EVC Partnership pursuant to section 13.1(c) of the EVC Partnership Agreement.
      In addition, the EVC Partnership will acknowledge that the limited recourse guarantee provided by it in connection with the Bank Debt continues to be effective (and that the EVC Partnership’s obligation to provide a similar guarantee in connection with the refinancing of such facility will continue) notwithstanding that the Bank Debt has been assigned to, and assumed by, the Trust pursuant to the operation of the Plan of Arrangement. In connection with such acknowledgement, the Trust and Fording ULC (in its capacity as managing general partner of Fording LP) will agree with Teck Cominco that for so long as the above-noted guarantee is in place, neither such entity will transfer their respective interests in Fording LP or directly or indirectly carry on any business other than through the EVC Partnership or NYCO, substantially as currently conducted, unless, in the reasonable judgement of Teck Cominco, the carrying on of such business could not, under any reasonably foreseeable circumstances, have an adverse effect on the financial condition of the Trust.
      Certain amendments that have already been made to the EVC Partnership Agreement will also be incorporated into the amended and restated version thereof. Following completion of the Arrangement, a copy of the amended and restated EVC Partnership Agreement will be filed as a material contract on SEDAR at www.sedar.com.
Governance Agreements
      The Trust anticipates that immediately following the completion of the Arrangement, the Governance Agreements will be amended in light of the different structure contemplated by the Arrangement. Although the parties to the Governance Agreements (being, in addition to the Trust and Fording: Teck Cominco and OTPP), have not settled the final form of the amended Governance Agreements, the parties have agreed in principle to replace the right of each of Teck Cominco and OTPP to nominate for approval one director of Fording provided Teck Cominco or OTPP, as applicable, owns at least 4.5% of the total number of outstanding Units, with the right of each of Teck Cominco and OTPP to nominate for approval one director of Fording ULC provided Teck Cominco or OTPP, as applicable, owns at least 4.5% of the total number of outstanding Units. The parties have also agreed in principle to change the definitions of “Independent Trustee” and “Principal Unitholder” so as to conform such terms to the definitions thereof contained in the Amended and Restated Declaration of Trust. In addition, it has been agreed in principle to replace the definition of “Independent Director” with “ULC Independent Director” to give effect to the provision noted above.
      Following completion of the Arrangement, a copy of the amended and restated Governance Agreements will be filed as a material contract on SEDAR at www.sedar.com.
Administrative and Industrial Minerals Services Agreement
      The Trust anticipates that immediately following completion of the Arrangement, the Administrative and Industrial Minerals Services Agreement will be amended in light of the different structure contemplated by the Arrangement. Although the parties to these agreements (being, in addition to the Trust and Fording: the EVC Partnership) have not settled the final form of such amendments, the parties have agreed in principle to provide Fording ULC with the all of the rights and obligations of Fording under the Administrative and Industrial Minerals Services Agreement including the right to require the EVC Partnership to provide executive personnel to act as the officers of Fording ULC. It has also been agreed that the Administrative and Industrial Minerals Services Agreement will be amended to require the EVC Partnership to provide personnel to Fording ULC to manage NYCO. The basis of the EVC Partnership’s agreement in principle to the amendments described above is predicated on the assumption that the proposed amendments will not cause prejudice to the EVC Partnership.
      Following completion of the Arrangement, a copy of the amended and restated Administrative and Industrial Minerals Services Agreement will be filed as a material contract on SEDAR at www.sedar.com.
Human Resources Agreement
      The Trust anticipates that immediately following the completion of the Arrangement, Fording will assign its rights and obligations under the Human Resources Agreement to Fording LP. Pursuant to the Human Resources Agreement, the EVC Partnership has agreed that, for a period of three years following the 2003 Arrangement, it would not alter or amend any compensation arrangement afforded to certain transferred employees without substituting therefore compensation arrangements which, in the opinion of the continuing directors of the predecessor of Fording at the time of the 2003 Arrangement, are no less favourable to such employees. Following completion of the Arrangement, the right to enforce this covenant will be the responsibility of those members of the board of directors of Fording ULC and those Trustees that were directors of such predecessor at the time of the 2003 Arrangement.
Other Agreements
Credit Agreement
      As part of the Arrangement, the Bank Debt will be assigned to and assumed by the Trust. See section 3.1(m) of the Plan of Arrangement. The Credit Agreement governing the Bank Debt contains provisions permitting Fording to transfer its obligations thereunder to the Trust on the satisfaction of certain conditions including the assumption by the Trust of Fording’s obligations under the Credit Agreement, the maintaining of all existing security required under the Credit Agreement and making certain amendments to the Credit Agreement evidencing the above-noted assignment. It is a further condition of the above noted assignment that completion of the transactions comprising the Plan of Arrangement cannot result in a Default, Event of Default or Material Adverse Effect (as such terms are defined in the Credit Agreement). This in turn requires that the EVC Partnership guarantee of the Bank Debt continue to be effective after completion of the transactions contemplated by the Plan of Arrangement. See “— EVC Partnership Agreement”.
Open Derivative Contracts
      As part of the Arrangement, the Derivative Contracts will be assigned to Fording LP, which may require the consent of the counterparties to those contracts. At March 28, 2005, the unrealized gains on open Derivative Contracts were approximately $33 million.
Indemnification Agreements
      In order to provide the directors and officers of Fording LLC and Fording ULC (as well as any employee or representative of those corporations that serves as a director or officer or in a like capacity of a subsidiary or other entity at the request of either such corporation) with the same rights of indemnification and other protections currently enjoyed by the Directors and officers of Fording, following completion of the Arrangement, each of Fording LLC and Fording ULC will enter into indemnification agreements with their respective directors and officers on terms substantially similar to the indemnification agreements currently in place between Fording and its Directors and officers. The rights of indemnification under the new indemnification agreements will be subject to the limitation on such rights, if any, imposed by the respective corporate statutes governing Fording LLC and Fording ULC and the common law.
INFORMATION CONCERNING THE TRUST AND FORDING
General
      Information concerning the Trust and Fording is set out in the Trust’s Annual Information Form dated March 29, 2005 which is incorporated by reference in its entirety into this Information Circular. A copy of the Trust’s Annual Information Form is available on SEDAR at www.sedar.com. See “Documents Incorporated by Reference” for information on how you can obtain a copy of the Trust’s Annual Information Form.
Units
      Pursuant to the Arrangement, Units will be issued by the Trust to Fording Amalco in consideration for certain assets transferred by Fording Amalco to the Trust. Fording Amalco will then use such Units to redeem the Class A Shares issued to Participating Unitholders as part of the Arrangement, with the result that Participating Unitholders will receive additional Units. Following this redemption, the issued and outstanding Units then held by Participating Unitholders will be consolidated such that the number of issued and outstanding Units held by Participating Unitholders will be equal to the number of issued and outstanding Units held by Participating Unitholders immediately prior to the Effective Time. The Units outstanding immediately prior to the Supplemental Declaration Effective Time, other than Dissenting Units, will be subdivided on a three-for-one basis such that after completion of the Arrangement, Unitholders, other than Dissenting Unitholders, will hold three Units for every one Unit held prior to the Supplemental Declaration Effective Time. See “Special Meeting Business — Plan of Arrangement — Subdivision of Units — Subdivision as Part of the Arrangement”.
      The Units to be issued pursuant to the Arrangement will be issued in Canada in reliance on exemptions from the prospectus and registration requirements of applicable Canadian securities legislation or on discretionary exemptions from such requirements to be obtained from certain securities regulatory authorities in Canada. See “Special Meeting Business — Plan of Arrangement — Regulatory Approvals — Securities Regulatory Approvals”.
      In the United States, it is anticipated that the order approving the Plan of Arrangement will constitute the basis for an exemption from the registration requirements under section 3(a)(10) of the 1933 Act.
Unitholder Rights Plan
      As part of the 2003 Arrangement, the Trust adopted the Unitholder Rights Plan. The purpose of the Unitholder Rights Plan is to provide Unitholders with sufficient time to assess a take-over bid for the Trust, if such bid were to be made, and to provide the Trustees with the opportunity to explore and develop alternatives that are in the best interest of the Trust and the Unitholders. Although suspended while steps 3.1(a) through (t) of the Plan of Arrangement are being undertaken, upon completion of those steps, it will again become effective and operate in the manner that it currently does.
      The Unitholder Rights Plan is intended to encourage a potential acquiror to proceed either by way of a “Permitted Bid” (as defined below) or with the concurrence of the Trustees.
      A “Permitted Bid” is a bid which:

(a)	has been made by way of a take-over bid circular;

(b)	has been made to all Unitholders registered on the books of the Trust;

(c)	provides that no Units deposited to such bid will be taken up and paid for:

(i)	prior to the day which is 50 days following the date of the take-over bid; and

(ii)	unless on that date, more than 50% of the outstanding Units held by “Independent Unitholders” (generally, Unitholders who are unrelated to the bidder) have been deposited and not withdrawn;

(d)	provides that Units may be deposited and withdrawn at anytime during the 50-day bid period; and

(e)	provides that if more than 50% of the Units held by Independent Unitholders are tendered to the bid and not withdrawn within the 50-day bid period, the bidder must make a public announcement to that effect and allow for the tendering of outstanding Units for an additional ten business days.
      Upon the coming into effect of the Unitholder Rights Plan, one right (a “Right”) was issued in respect of each Unit issued under the 2003 Arrangement. One Right was also issued in respect of each Unit issued pursuant to the Trust’s short form prospectus offering in the spring of 2004 and one Right will attach to each of the additional Units issued pursuant to the Unit subdivision that will occur as part of the Arrangement.
      The Rights will separate from the Units ten trading days after the occurrence of certain events including (i) a public announcement that a person has acquired beneficial ownership of 20% or more of the Units and (ii) the date of commencement or first public announcement of the intent of a person to make a take-over bid. If a person acquires beneficial ownership of 20% or more of the Units, other than in a manner permitted under the Unitholder Rights Plan (a “Flip-in Event”), each Right, other than a Right held by such acquiring person and any other person acting jointly or in concert with such person, will, in effect, permit the holders of Rights to purchase Units at a 50% discount to their market price. A Right will not become exercisable if an acquisition of Units is made pursuant to a Permitted Bid. Similarly, a Right will not be exercisable if an acquisition of Units is made pursuant to a prospectus offering, a private placement or a securities exchange take-over bid provided that the person does not acquire a greater percentage of Units than the percentage of Units held by such Person immediately prior to such acquisition. The Trustees may, prior to a Flip-in Event, waive the application of the Unitholder Rights Plan if the take-over bid is made by way of a take-over bid circular to all Unitholders. Certain exemptions are also provided for investment advisors, trust companies and certain other investment and pension fund managers who acquire 20% or more of the Units, provided that they are not making a take-over bid.
      OTPP, as well as any other person who, for purposes of the Unitholder Rights Plan, beneficially owned 20% or more of the Units outstanding as at the first moment in time after the 2003 Arrangement became effective, has been grandfathered under the Unitholder Rights Plan so long as it does not cease to own 20% of the outstanding Units or subsequently increase its beneficial ownership of Units by more than 1% of the number of Units outstanding at such time, other than by way of certain permitted transactions specified in the Unitholder Rights Plan.
      The Unitholder Rights Plan must be reconfirmed at every third annual meeting of Unitholders following the 2003 Arrangement. At the annual meeting of Unitholders to be held in 2006, Unitholders will be asked to consider the reconfirmation of the Unitholder Rights Plan. In any event, the Unitholder Rights Plan will expire on the tenth anniversary of the 2003 Arrangement unless it terminates prior to that time due to its failure to be reconfirmed by Unitholders.
Amendments to the Declaration of Trust
      If the Trustees and Directors decide to proceed with the Arrangement, certain provisions of the Declaration of Trust will need to be amended both to give effect to such transaction and to reflect the organizational structure, and resulting governance arrangements, contemplated by the Plan of Arrangement. The Amended and Restated Declaration of Trust and the Supplemental Declaration Amendment contain the amendments to the Declaration of Trust that the Trust currently believes are required in connection with the Arrangement. For a summary of the material amendments to the Declaration of Trust contemplated by the Amended and Restated Declaration of Trust and the Supplemental Declaration Amendment, please see “Amendment and Assignment of Agreements in Connection with the Arrangement — Declaration of Trust — Amended and Restated Declaration of Trust”, “Amendment and Assignment of Agreements in Connection with the Arrangement — Declaration of Trust — Supplemental Declaration Amendment” and “Governance Following the Arrangement”. The form of the Amended and Restated Declaration of Trust and the form of the Supplemental Declaration Amendment are attached as Schedules “A” and “C”, respectively, to the Plan of Arrangement.
Changes to Financial Statement Presentation
      The Arrangement, which is an internal reorganization, is being undertaken to restructure the manner in which the Trust holds its interest in the EVC Partnership and NYCO. The Arrangement does not contemplate the acquisition of any additional interest in any operating assets or the disposition of any of the Trust’s existing interests in operating assets. Following completion of the Arrangement, Unitholders will continue to hold Units and the Trust will continue to own, directly and indirectly, the same proportionate interest in the EVC Partnership and NYCO that it held immediately prior to the Effective Time. Accordingly, the financial position of the Trust will be largely the same as is reflected in the Trust’s audited annual consolidated financial statements for each of the three years ending December 31, 2004. Such consolidated financial statements reflect the Trust’s proportionate interest in the EVC Partnership since February 28, 2003 and fully consolidates the Trust’s interests in NYCO. The interest of the Trust in these segments will not change as a result of the Arrangement. The Trust’s consolidated financial statements will continue to include segmented note disclosure for the metallurgical coal operations and industrial minerals operations. Disclosure in the notes to the Trust’s consolidated financial statements will likely be required to reflect the Trust’s modified organizational structure following completion of the Arrangement.
      As a result of the Arrangement, there will be no significant changes to the presentation of the Trust’s consolidated balance sheet, statements of income, accumulated earnings and cash flows. References to Fording in the notes to the Trust’s consolidated financial statements will be changed to Fording LP and the Bank Debt currently held by Fording will be assigned to the Trust pursuant to the Arrangement.
Distribution Policy
      For a description of the distribution policy of the Trust following completion of the Arrangement, see “Distribution Policies Following Completion of the Arrangement — The Trust”.
Fording
      Pursuant to the Plan of Arrangement, all of the Fording Shares and Fording Subordinated Notes will be transferred by the Trust to Newco2 in consideration for Class B Shares. Following such transfer, Fording will amalgamate with Newco2 to form Fording Amalco and in connection with such amalgamation, the Fording Shares and the Fording Subordinated Notes will be cancelled. Fording Amalco will transfer its interest in the EVC Partnership and the Derivative Contracts to Fording LP as a contribution to the capital of Fording LP. Fording Amalco will transfer the Fording LP Interest to the Trust in consideration for Special Units and the assumption of the Bank Debt and will transfer all of its remaining assets to the Trust, other than the Residual Cash Reserve, in exchange for Units and additional Special Units of the Trust. Fording Amalco will redeem all of the issued and outstanding Class B Shares in exchange for all of the Special Units held by Fording Amalco at the time of redemption. Fording Amalco will then redeem all of the issued and outstanding Class A Shares held by Participating Unitholders in exchange for all of the Units held by Fording Amalco at the time of the redemption.
      Following completion of the Arrangement, Fording Amalco will not carry on any business. The only asset of Fording Amalco will be the Residual Cash Reserve. Fording Amalco will be dissolved promptly upon resolution of all actual and contingent liabilities (including tax liabilities).
INFORMATION CONCERNING THE EVC PARTNERSHIP AND NYCO
General
      Information concerning the EVC Partnership and NYCO is set out on pages 6 to 27 of the Trust’s Annual Information Form dated March 29, 2005 which is incorporated by reference in its entirety into this Information Circular. A copy of the Trust’s Annual Information Form is available on SEDAR at www.sedar.com. See “Documents Incorporated by Reference” for information on how you can obtain a copy of the Trust’s Annual Information Form.
Amendments to the EVC Partnership Agreement
      If the Trustees and Directors decide to proceed with the Arrangement, certain provisions of the EVC Partnership Agreement will need to be amended to reflect the different organizational structure of the Trust following completion of the Arrangement and to largely preserve, in modified form, the existing governance arrangements. For a description of certain of the material amendments to the EVC Partnership Agreement that the Trust anticipates will have to be made in connection with the Arrangement, see “Amendment and Assignment of Agreements in Connection with the Arrangement — EVC Partnership Agreement” and “Governance Following the Arrangement”.

Distribution Policy
      For a description of the distribution policy of the EVC Partnership following completion of the Arrangement, see “Distribution Policies Following Completion of the Arrangement — The EVC Partnership”.
INFORMATION CONCERNING FORDING LLC
General
      Prior to the Arrangement, Fording LLC will be organized as a limited liability company under the laws of the State of Delaware. The principal office of Fording LLC will be Suite 1000, Fording Place, 205 – 9th Avenue S.E., Calgary, Alberta, T2G 0R3. Following its organization and prior to the Arrangement, the sole member of Fording LLC will be Fording. Upon completion of the Arrangement, the Trust will be the sole member of Fording LLC.
      Prior to the Effective Date, Fording LLC will subscribe for 100 common shares in the capital stock of Fording ULC. Fording LLC will remain the sole shareholder of Fording ULC following completion of the Arrangement. Fording LLC will not carry on any business after completion of the Arrangement and its only asset will be the common shares of Fording ULC.
      Fording LLC will provide limited liability protection to the Trust in connection with its holding of all of the common shares of Fording ULC, the general partner of Fording LP.
      The Trust, as the sole member of Fording LLC, will have the right to direct Fording LLC to vote the shares of Fording ULC so as to give effect to the rights of Unitholders to nominate directors of Fording ULC. See “Governance Following the Arrangement”.
INFORMATION CONCERNING FORDING ULC
General
      Prior to the Arrangement, Fording ULC will be incorporated as an unlimited liability company under the Companies Act (Nova Scotia).
      The head office of Fording ULC will be Suite 1000, Fording Place, 205 – 9th Avenue S.E., Calgary, Alberta, T2G 0R3. The initial directors of Fording ULC will be comprised of those persons serving as Directors at the Effective Time. The officers of Fording ULC will be the current officers of Fording. Following its incorporation, Fording LLC will subscribe for 100 common shares in the capital of Fording ULC.
      Fording ULC will be incorporated to act as the sole general partner of Fording LP and, following completion of the Arrangement, will hold a 0.01% general partnership interest in Fording LP. As general partner of Fording LP, Fording ULC will be responsible for monitoring the Trust’s indirect interest in the EVC Partnership. In this regard, it is anticipated that the EVC Partnership Agreement will be amended such that Fording ULC and the ULC Independent Directors will be able to exercise the rights currently enjoyed by Fording and the Independent Directors pursuant to such agreement. See “Amendment and Assignment of Agreements in Connection with the Arrangement — EVC Partnership Agreement”.
      Fording ULC will also be responsible for monitoring the Trust’s interest in NYCO. Following completion of the Arrangement, the Trust anticipates that the Administrative and Industrial Minerals Services Agreement will be amended: (i) to require the EVC Partnership to provide executive personnel to act as the officers of Fording ULC; and (ii) to require the EVC Partnership to provide executive personnel to Fording ULC to allow Fording ULC to manage NYCO.
Governance
      Those persons currently serving as Directors will be the initial directors of Fording ULC. Pursuant to the terms of the Amended and Restated Declaration of Trust, commencing after the Effective Date, Unitholders will have the right to approve the nominees for election to the board of directors of Fording ULC (as opposed to the Board of Directors as is currently the case). See “Governance Following the Arrangement”.

INFORMATION CONCERNING FORDING LP
General
      Fording LP will be a limited partnership existing under the laws of the Province of Alberta pursuant to the Fording LP Agreement. Fording LP will be established prior to the Effective Date to hold the interest in the EVC Partnership currently held by Fording. The registered office of Fording LP will be Suite 1000, Fording Place, 205 – 9th Avenue S.E., Calgary, Alberta, T2G 0R3. The fiscal period of Fording LP will be the calendar year.
Partners
      The general partner of Fording LP will be Fording ULC (see “Information Concerning Fording ULC”), and the limited partner of Fording LP will be the Trust (see “Information Concerning the Trust and Fording”). Following completion of the Arrangement, the respective interests of the partners in Fording LP will be as follows:

(a)	the Trust — 99.99% limited partnership interest; and

(b)	Fording ULC — 0.01% general partnership interest.
Partnership Interests
      Fording LP will be entitled to issue two types of partnership interests: general partnership interests and limited partnership interests. Prior to the Arrangement, Fording ULC will hold all of the issued and outstanding general partnership interests of Fording LP and Fording will hold all of the issued and outstanding limited partnership interests of Fording LP. Pursuant to the Arrangement, Fording Amalco will transfer all of its limited partnership interest in Fording LP to the Trust in consideration for Special Units and the assumption of the Bank Debt. Following the completion of the Arrangement, the Trust will directly own all of the issued and outstanding limited partnership interests in Fording LP. In addition, through its ownership of all of the membership interests in Fording LLC, which in turn will own all of the outstanding securities of Fording ULC, the Trust will indirectly own all of the outstanding general partnership interests of Fording LP.
Distribution Policy
      For a description of the distribution policy of Fording LP following completion of the Arrangement, see “Distribution Policies Following Completion of the Arrangement — Fording LP”.
Allocation of Income and Loss for Income Tax Purposes
      The Fording LP Agreement will provide for allocations of income and loss to the partners of Fording LP based on their respective interests in Fording LP at the time of allocation. Any proceeds of disposition realized on the disposition of resource properties will be allocated to the partners who receive the proceeds or the benefit of the proceeds.
Limited Liability
      The Trust, as a limited partner of a partnership (Fording LP) existing under the laws of the Province of Alberta, will enjoy limited liability and its exposure to losses, claims and indebtedness of Fording LP will be limited to its investment in that entity. In this regard, the Fording LP Agreement will require Fording LP to operate in a manner so as to ensure to the greatest extent possible the limited liability of the Trust. However, the limited liability of the Trust could be lost in certain circumstances. See “Risk Factors — Risks Relating to the Arrangement — Limited Liability”.
      Conversely, Fording ULC, as general partner of Fording LP, has unlimited liability for the losses, claims and other indebtedness of the partnership. The unlimited liability of Fording ULC in its capacity as general partner of Fording LP could present an issue for the Trust because Fording ULC, as an unlimited liability company under the Companies Act (Nova Scotia), does not shield its shareholders from liabilities of the company in the same manner as a corporation existing under the CBCA (although such liability would only crystallize on the liquidation or winding up of the ULC in circumstances where its assets were insufficient to discharge its liabilities). Because the Trust will own all of the membership interests in Fording LLC, a Delaware limited liability company, which will in turn own all of the securities of Fording ULC, the exposure of the Trust to the losses, liabilities and indebtedness of Fording ULC should generally be limited to the Trust’s investment in Fording LLC.

Restrictions on Trustees’ Powers
      Following completion of the Arrangement, the Trust will directly hold all of the limited partnership interests in Fording LP and will indirectly hold, through Fording LLC and Fording ULC, all of the general partnership interests in Fording LP. In order to restrict the Trustees’ ability to undertake certain fundamental changes in respect of Fording LP, the Amended and Restated Declaration of Trust, as well as the charter documents of Fording LLC and Fording ULC, will provide that the Trustees shall not authorize any of the following transactions without the prior authorization of the Unitholders obtained by special resolution:

(a)	any combination, merger, amalgamation or arrangement of or involving Fording LP with any other person, except in connection with an Internal Reorganization;

(b)	any disposition of all or substantially all of the assets of Fording LP, except in connection with an Internal Reorganization;

(c)	the disposition of any securities of Fording LP held directly or indirectly by the Trust, except:

(i)	in connection with an Internal Reorganization;

(ii)	pursuant to the redemption rights of Unitholders in accordance with the provisions of the Declaration of Trust; or

(iii)	in connection with financing transactions that do not result in the Trust ceasing to control, directly or indirectly, Fording LP following completion of such transaction;

(d)	the issuance of any securities in the capital of Fording LP, other than to the Trust or another wholly-owned subsidiary of the Trust, except:

(i)	in connection with an Internal Reorganization;

(ii)	pursuant to the redemption rights of Unitholders in accordance with the provisions of the Declaration of Trust; or

(iii)	in connection with financing transactions that do not result in the Trust ceasing to control, directly or indirectly, Fording LP following completion of such transaction;

(e)	the liquidation or dissolution of Fording LP, except in conjunction with an Internal Reorganization; or

(f)	the voluntary termination, dissolution or winding up of Fording LP.
INFORMATION CONCERNING NEWCO2 AND FORDING AMALCO
General
      Prior to the Arrangement, Newco2 will be incorporated under the CBCA. The registered office of Newco2 will be Suite 1000, Fording Place, 205 – 9th Avenue S.E., Calgary, Alberta, T2G 0R3. The initial director of Newco2 will be Ronald A. Millos. Following its incorporation, the Trust will subscribe for 100 common shares in the capital of Newco2.
      Prior to the Arrangement, Newco2 will not carry on any business. As part of the Arrangement, Newco2 will acquire all of the Fording Shares and the Fording Subordinated Notes and will amalgamate with Fording to form Fording Amalco. Following completion of the Arrangement, Fording Amalco will not carry on any business and its sole asset will be the Residual Cash Reserve. Fording Amalco will be dissolved promptly upon resolution of all actual and contingent liabilities (including tax liabilities).
Share Capital
      The capital of Newco2, and following the amalgamation of Newco2 and Fording, of Fording Amalco (Newco2 and Fording Amalco, as applicable, are referred to in this section as the “corporation”) will consist of an unlimited number of common shares, Class A Shares and Class B Shares. Certain of the material rights, privileges, restrictions and conditions attaching to the common shares, Class A Shares and Class B Shares of the corporation are set out below.

Common Shares
      The common shares will:

(a)	entitle the holder to receive notice of, to attend and to one vote per common share held at all meetings of the corporation’s shareholders;

(b)	entitle the holder thereof to receive dividends if, as and when declared by the board of directors of the corporation, and to the exclusion of holders of Class A Shares or Class B Shares; and

(c)	on the liquidation, dissolution or winding-up of the corporation, subject to the rights of the holders of any other class of shares of the corporation entitled to receive assets of the corporation upon a liquidation, distribution or winding-up of the corporation in priority to or rateably with the holders of the common shares, entitle the holder thereof to share rateably in any remaining assets of Newco2.
Class A Shares
      The Class A Shares will:

(a)	be non-voting preferred shares in the capital of the corporation;

(b)	entitle the holder thereof to receive dividends if, as and when declared by the board of directors of the corporation, and to the exclusion of holders of the common shares or Class B Shares;

(c)	be redeemable at the option of the corporation without notice to the holders thereof for a redemption amount of $0.01 per Class A Share plus all declared and unpaid dividends to the date of redemption, which redemption amount may be paid in Units;

(d)	be retractable at the option of the holder upon not less than three business days prior written notice to the corporation for a retraction amount of $0.01 per Class A Share plus all declared and unpaid dividends to the date of retraction, which retraction amount may be paid in Units;

(e)	on the liquidation, dissolution or winding-up of the corporation, entitle the holder thereof to receive the aggregate redemption amount before any amount will be paid or any assets of the corporation will be distributed to the holders of the common shares, or any shares ranking junior to the common shares; and

(f)	rank equally with the Class B Shares with respect to priority in the event of liquidation, dissolution or winding-up.
Class B Shares
      The Class B Shares will:

(a)	be non-voting preferred shares in the capital of the corporation;

(b)	entitle the holder thereof to receive dividends if, as and when declared by the board of directors of the corporation, and to the exclusion of holders of the common shares or Class A Shares;

(c)	be redeemable at the option of the corporation without notice to the holders thereof for an aggregate redemption amount equal to the Class B Redemption Amount plus all declared and unpaid dividends to the date of redemption, which aggregate redemption amount may be paid in Units including Special Units;

(d)	be retractable at the option of the holder upon not less than three business days prior written notice to the corporation for an aggregate retraction amount equal to the Class B Redemption Amount plus all declared and unpaid dividends to the date of retraction, which aggregate retraction amount may be paid in Units including Special Units;

(e)	on the liquidation, dissolution or winding-up of the corporation, entitle the holder thereof to receive the aggregate redemption amount before any amount will be paid or any assets of the corporation will be distributed to the holders of the common shares, or any shares ranking junior to the common shares; and

(f)	rank equally with the Class A Shares with respect to priority in the event of liquidation, dissolution or winding-up.

Participation in the Arrangement
      Prior to the Arrangement, Newco2 will qualify as a “mutual fund corporation” under the Tax Act.
      Pursuant to the Arrangement, the Trust will subscribe for Class A Shares and will distribute such Class A Shares to Participating Unitholders as a return of capital. Newco2 will acquire all of the issued and outstanding Fording Shares and the Fording Subordinated Notes from the Trust in consideration for the issuance of 1,000,000 Class B Shares. Newco2 will amalgamate with Fording to create “Fording Amalco” and in connection with such amalgamation, the Fording Shares and Fording Subordinated Notes will be cancelled. See “— Amalgamation”. Fording Amalco will transfer its interest in the EVC Partnership and the Derivative Contracts to Fording LP and its limited partnership interest in Fording LP will be adjusted accordingly. Fording Amalco will transfer the Fording LP Interest to the Trust in consideration for Special Units and the assumption of the Bank Debt and will transfer all of its remaining assets, other than the Residual Cash Reserve, to the Trust in exchange for Units and additional Special Units of the Trust. Fording Amalco will redeem all of the issued and outstanding Class B Shares in exchange for all of the Special Units held by Fording Amalco at the time of the redemption. Fording Amalco will then redeem all of the issued and outstanding Class A Shares held by Unitholders in exchange for all of the Units held by Fording Amalco at the time of the redemption of the Class A Shares.
      Following completion of the Arrangement, Fording Amalco will not carry on any business. The only asset of Fording Amalco will be the Residual Cash Reserve. Fording Amalco will be dissolved promptly upon resolution of all actual and contingent liabilities (including tax liabilities).
Amalgamation
      Pursuant to section 3.1(h) of the Plan of Arrangement, Newco2 and Fording will undertake a vertical short-form amalgamation to form Fording Amalco. See “Special Meeting Business — Plan of Arrangement — The Plan of Arrangement”. As a result of such amalgamation:

(a)	all of the property of Fording and Newco2 (other than the Fording Shares and the Fording Subordinated Notes) immediately before the amalgamation will become property of Fording Amalco by virtue of the amalgamation;

(b)	all of the liabilities of Newco2 and Fording (except Fording’s liabilities in respect of the Fording Subordinated Notes) immediately before the amalgamation will become liabilities of Fording Amalco by virtue of the amalgamation;

(c)	each common share of Newco2 will become a common share of Fording Amalco with the same terms and conditions;

(d)	each Class A Share of Newco2 will become a Class A Share of Fording Amalco with the same terms and conditions;

(e)	each Class B Share of Newco2 will become a Class B Share of Fording Amalco with the same terms and conditions;

(f)	the Fording Shares will be cancelled; and

(g)	the Fording Subordinated Notes will be cancelled.

DISTRIBUTION POLICIES FOLLOWING COMPLETION OF THE ARRANGEMENT
      The modification of the Trust’s organizational structure resulting from the Arrangement requires that certain amendments be made to its distribution policy. However, such amendments will not have a material effect on the manner in which Distributable Cash is calculated and distributed to Unitholders.
      Following completion of the Arrangement, the distribution policies for each of the Trust and Fording LP will be as follows:
The Trust
      The Trustees determine the distribution policy of the Trust. Following completion of the Arrangement, the Trustees intend to continue to distribute all of the Trust’s Distributable Cash quarterly to Unitholders of record on the last business day of each calendar quarter (March, June, September and December) with actual payment to be made to such Unitholders on or about the 15th day of the following month, subject to any contractual restrictions on such distributions. To the extent that distributions do not exceed the income of the Trust, a distribution equal to the excess of income over prior distributions in the year will be payable to Unitholders of record on the last day of each taxation year of the Trust. In the event that the Trustees determine that the Trust does not have sufficient cash available to make the full amount of any distribution, the payment of such distribution may be made in Units.
      For the purposes of the distribution policy of the Trust, the definition of Distributable Cash has been adjusted to reflect the changes in the structure of the Trust’s subsidiaries and the assumption by the Trust of the Bank Debt of its wholly owned subsidiary, Fording Inc., but is otherwise not changing in substance from its existing policy.
      Following completion of the Arrangement:
      “Distributable Cash” will mean in respect of each calendar year (a) the cash received by the Trust directly or indirectly from its subsidiaries, including Fording LP and the EVC Partnership, (b) any other net cash investment income or other net cash income from any other sources, including from the disposition of Trust assets and (c) any net cash remaining from a prior period that has not been previously distributed, less (y) costs, expenses, indebtedness and other obligations of the Trust that in the opinion of the Trustees are accrued and owing or otherwise have been or will be incurred by the Trust, including any tax liabilities of the Trust; and (z) any amounts paid in cash by the Trust in connection with the redemption of Units or other securities of the Trust.
Fording LP
      The directors of Fording ULC, as general partner of the Fording LP, will determine the distribution policy of Fording LP. Following completion of the Arrangement, it is expected that the directors will adopt a distribution policy substantially similar to that of Fording, which currently holds the Trust’s interest in the EVC Partnership. It is expected that Fording LP will distribute its Available Cash to its partners, in proportion to their respective partnership interests (which will be the Trust, as to 99.99% and the Trust’s wholly owned subsidiary Fording ULC as to 0.01%), subject to compliance with legal and contractual obligations. Such distributions will be made not less than quarterly and will be based primarily on Fording LP’s expected results for the period in respect of which the distribution is being made but may take into account its expected future performance. Subsequent distributions may be adjusted for amounts paid in prior periods if the actual Available Cash for the prior period is greater than or less than the expected results in the period.
      For the purposes of the distribution policy of Fording LP following completion of the Arrangement:
      “Available Cash” will mean, in general, cash distributed to Fording LP by the EVC Partnership in connection with Fording LP’s interest in such partnership, and any other net cash investment income or other net cash income of Fording LP from any other sources, less:

(a)	costs, expenses, indebtedness and other obligations of Fording LP that in the opinion of the board of directors of Fording ULC are accrued and owing or otherwise have been or will be incurred by Fording LP, including any tax liabilities of Fording LP; and

(b)	amounts allocated to cash reserves established by Fording ULC, in its discretion, in its capacity as managing general partner of Fording LP.
The EVC Partnership
      The EVC Partnership’s distribution obligations will be unaffected by the Arrangement and in that regard, the EVC Partnership will continue to distribute to its partners, on a monthly basis, in proportion to their respective

Partnership Distribution Entitlements, their proportionate share of Partnership Distributable Cash. However, following completion of the Arrangement, Fording LP rather than Fording will hold the Trust’s interest in the EVC Partnership.
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
      In the opinion of Osler, Hoskin & Harcourt LLP, legal counsel for the Trust, the following summary fairly describes, as of the date of this Information Circular, the principal Canadian federal income tax considerations relating to the Arrangement and the acquisition, holding and disposition of Units pursuant to the Tax Act generally applicable to a Unitholder who, at all relevant times and for the purposes of the Tax Act, holds Units as capital property and who deals at arm’s length, and is not affiliated, with the Trust. Generally, Units will constitute capital property to a Unitholder unless such Units are held in the course of carrying on a business or have been acquired in a transaction or transactions considered to be an adventure or concern in the nature of trade. Certain Unitholders whose Units might not otherwise qualify as capital property may, in certain circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such Units, and any other “Canadian security” (as defined in the Tax Act) owned in the taxation year in which the election is made and all subsequent taxation years, deemed to be capital property. Unitholders who do not hold their Units as capital property should consult their own tax advisors.
      This summary is not applicable to a Unitholder that is a “financial institution” for purposes of the mark-to-market rules contained in the Tax Act or a “specified financial institution” or to a Unitholder an interest in which is a “tax shelter investment” (all within the meaning of the Tax Act).
      This summary is based upon the provisions of the Tax Act in force as of the date hereof and counsel’s understanding, based on publicly available published materials, of the current administrative policies and assessing practices of the CRA, all in effect as of the date of this Information Circular, and on the assumption that the Advance Tax Ruling will be issued. There is no assurance that the CRA will not change its administrative policies and assessing practices. There is also no assurance that the Advance Tax Ruling will be issued. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Information Circular (the “Proposed Amendments”), including, in particular, the proposed repeal of Part XI of the Tax Act (which limits holdings of “foreign property” by certain entities), effective for months that end after 2004, announced by the Minister of Finance (Canada) on February 23, 2005 and included in Bill C-43, which was tabled in the House of Commons on March 24, 2005. There is no assurance that the Proposed Amendments will be enacted in the form announced or at all. This summary does not otherwise take into account or anticipate any changes in the law, whether by judicial, governmental or legislative decision or action, or any changes in the administrative policies and assessing practices of the CRA, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed in this Information Circular.
      This summary is not exhaustive of all possible Canadian federal income tax considerations. This summary is of a general nature only and is not intended to be legal or tax advice to any particular Unitholder. Unitholders should consult their own tax advisors for advice with respect to the income tax consequences of the Arrangement, based on their particular circumstances, including the application and effect of the income and other tax laws of any country, province, territory, state or local tax authority.
Unitholders Resident in Canada
      The following portion of the summary is applicable to Unitholders who at all relevant times are, or are deemed to be, resident in Canada for purposes of the Tax Act and any applicable tax treaty or convention.
Tax Considerations Applicable to the Arrangement
      The Trust, Fording and their affiliates will not be required to include any amount in their income as a result of the Arrangement.
Taxable Participating Unitholders
      Unitholders will not be required to include in computing their income for the year the fair market value of the Class A Shares nor any amount of cash received from the Trust as a return of capital. A Unitholder will, however, be required to reduce the adjusted cost base of the Unitholder’s Units by the fair market value of the Class A Shares received by that Unitholder and by the amount of any cash received from the Trust as a return of capital. To the extent that the adjusted cost base of a Unit would otherwise be a negative amount, the negative amount will be deemed to be a capital gain and the adjusted cost base of the Unit to the Unitholder will then be nil. The cost to a Unitholder of a Class A Share distributed to such holder will be equal to its fair market value at the time of the distribution.
      Unitholders will not realize a capital gain or a capital loss on the amalgamation of Newco2 and Fording. The cost to a Unitholder of the Class A Shares held by the Unitholder immediately following the amalgamation will be equal to the adjusted cost base of the Class A Shares to that Unitholder immediately prior to the amalgamation.
      Unitholders holding Class A Shares will not be considered to have received a dividend and will not realize a capital gain or a capital loss as a result of the receipt of Units of the Trust on the redemption of the Class A Shares. The cost to a Unitholder of Units received by such Unitholder on the redemption will be equal to the adjusted cost base of the redeemed Class A Shares to the Unitholder immediately prior to the redemption. The cost of these Units will be required to be averaged with the adjusted cost base of all other Units held by the Unitholder as capital property immediately before the redemption in order to determine the adjusted cost base of each Unit.
      The consolidation of Units will not be considered to result in a disposition of Units by Unitholders. The consolidation of Units will therefore not result in the realization of any income, gain or loss by a Unitholder.
      The division of Units of the Trust by way of a subdivision whereby each Unit is divided into three Units will not be considered to result in a disposition of Units by Unitholders. The subdivision of Units will therefore not result in the realization of any income, gain or loss by a Unitholder.
      In general, the aggregate adjusted cost base of the Units owned by a Unitholder immediately after the Arrangement should be equal to the aggregate adjusted cost base of the Units owned by such Unitholder immediately prior to the Arrangement, less any amount of cash received from the Trust as a return of capital.
Tax Exempt Unitholders
      The Class A Shares will be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, each as defined in the Tax Act (referred to in this summary as the “plans” and separately, a “plan”), subject to the specific provisions of any particular plan.
      Provided the repeal of Part XI of the Tax Act described in the Proposed Amendments is enacted as currently proposed, Unitholders will not be subject to the foreign property limits in Part XI of the Tax Act at the time of the Arrangement. If such repeal does not take place, the Units and the Class A Shares will constitute foreign property for registered pension plans, plans (other than trusts governed by registered education savings plans) and other persons subject to tax under Part XI of the Tax Act.
Dissenting Unitholders
      Unitholders who dissent to the Arrangement will realize a capital gain (or a capital loss) equal to the amount by which the cash received, or the fair market value of the Units received, as payment for their Units (net of any reasonable costs of disposition) exceeds (or is less than) the adjusted cost base of the Units to the Dissenting Unitholder. See “— Tax Considerations Following the Arrangement — Taxable Unitholders — Capital Gains and Capital Losses” below. The cost of any Units received by a Dissenting Unitholder will be equal to the fair market value thereof.
      Any interest awarded by a court to a Dissenting Unitholder will be included in the Dissenting Unitholder’s income for income tax purposes.
Tax Considerations Following the Arrangement
Trust

Mutual Fund Trust
      The following portion of the summary is based on the assumption that the Trust qualifies, and will continue to qualify, as a “mutual fund trust” as defined in the Tax Act. If the Trust were not to qualify as a mutual fund trust at any particular time, the Canadian federal income tax considerations described in this summary would, in some respects, be materially different.

Taxation of the Trust
      The taxation year of the Trust is the calendar year. In each taxation year, the Trust will be subject to tax under Part I of the Tax Act on its income for tax purposes for the year, including net realized taxable capital gains computed in accordance with the provisions of the Tax Act, less the portion thereof that it deducts in respect of the amounts paid or payable or deemed to be paid or payable in the year to Unitholders. An amount will be considered to be payable to a Unitholder in a taxation year if it is paid to the Unitholder in the year by the Trust or if the Unitholder is entitled in that year to enforce payment of the amount.
      The Trust will include in its income for each taxation year its allocated share of the income of Fording LP for the fiscal period of Fording LP ending on or before the end of that taxation year. The Trust will also include in its income for each taxation year net capital gains realized by the Trust in that year, all interest that accrues to the Trust to the end of the year (or that becomes receivable or is received by it before the end of the year), except to the extent that such interest was included in computing its income for a preceding taxation year, and all dividends received by it in that year from its subsidiaries. In computing its income, the Trust may deduct reasonable administrative costs, interest and other expenses, if any, incurred by it for the purpose of earning income.
      A distribution in specie of securities of Fording LP or securities of the Trust or its subsidiaries to Unitholders on a redemption of Units will be treated as a disposition by the Trust of the securities so distributed for proceeds of disposition equal to their fair market value. The Trust will generally realize a capital gain (or a capital loss) to the extent that the proceeds from the disposition exceed (or are less than) the adjusted cost base of the securities so distributed and any reasonable costs of disposition.
      Under the Declaration of Trust, an amount equal to all of the income of the Trust for a taxation year together with the non-taxable portion of any net capital gains realized by the Trust in that taxation year (excluding any capital gains arising in connection with a distribution in specie of securities of Fording LP or securities of the Trust or its subsidiaries on a redemption of Units which are designated by the Trust to redeeming Unitholders, and capital gains the tax on which may be offset by capital losses carried forward from prior years or is recoverable by the Trust), will be payable in the year to Unitholders by way of cash distributions, subject to the exceptions described below.
      Income of the Trust which is applied to fund redemptions of Units for cash or is otherwise unavailable for cash distributions will be distributed to Unitholders in the form of additional Units. Income of the Trust payable to Unitholders, whether in cash, additional Units or otherwise, will generally be deductible by the Trust in computing its income.
      Losses incurred by the Trust cannot be allocated to Unitholders, but can be deducted by the Trust in future years in computing its taxable income, in accordance with the Tax Act. In the event the Trust would otherwise be liable for tax on its net realized taxable capital gains for a taxation year, it will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for such tax by an amount determined under the Tax Act based on the redemption of Units during the year (the “capital gains refund”). In certain circumstances, the capital gains refund in a particular taxation year may not completely offset the Trust’s tax liability for the taxation year arising in connection with the transfer of property in specie on the redemption of Units. The Declaration of Trust provides that all or a portion of any capital gain or income realized by the Trust as a result of that redemption may, at the discretion of the Trustees, be treated as a capital gain or income payable to the redeeming Unitholder (and such amounts will be designated by the Trust to the redeeming Unitholder). Such income or the taxable portion of any capital gain so designated must be included in the income of the redeeming Unitholder (as income or taxable capital gains) and will be deductible by the Trust in computing its income.
Fording LP
      Fording LP is not subject to tax under the Tax Act. Each partner of Fording LP, including the Trust, is required to include in computing the partner’s income for a particular taxation year the partner’s share of the income or loss of Fording LP, as the case may be, for its fiscal period ending in, or coincidentally with the end of, the partner’s taxation year, whether or not any such income is distributed to the partner in the taxation year. For this purpose, the income or loss of Fording LP will be computed for each fiscal period as if Fording LP was a separate person resident in Canada. In computing the income or loss of Fording LP, deductions may generally be claimed in respect of its administrative and other expenses incurred for the purpose of earning income from business or property to the extent they are not capital in nature and do not exceed a reasonable amount. The income or loss of

Fording LP for a fiscal period will be allocated to the partners of Fording LP, including the Trust, on the basis of their respective share of such income or loss as provided in the Fording LP Agreement, subject to the rules in the Tax Act. These rules also apply to the taxation of Fording LP as a partner of the EVC Partnership.
      Generally, distributions to partners in excess of the income of Fording LP for a fiscal period will result in a reduction of the adjusted cost base of the partner’s interest in Fording LP by the amount of such excess. If, as a result, the Trust’s adjusted cost base of its interest in Fording LP would otherwise be a negative amount at the end of a fiscal period of Fording LP, the Trust will be deemed to realize a capital gain, and the Trust’s adjusted cost base of its interest in Fording LP will then be nil immediately thereafter. If Fording LP were to incur losses for tax purposes, the Trust’s ability to deduct such losses may be limited by certain rules under the Tax Act.
Taxable Unitholders
Trust Distributions
      A Unitholder is generally required to include in computing income for a particular taxation year the portion of the net income for tax purposes of the Trust for that year, including net realized taxable capital gains, that is paid or payable or deemed to be paid or payable to the Unitholder in that year, whether that amount is received in cash, additional Units or otherwise.
      The non-taxable portion of any net realized capital gains of the Trust that is paid or payable or deemed to be paid or payable to a Unitholder in a taxation year will not be included in computing the Unitholder’s income for the year. Any other amount in excess of the net income of the Trust that is paid or payable or deemed to be paid or payable to a Unitholder in a year will not generally be included in the Unitholder’s income for the year. However, where any of these amounts are paid or payable to a Unitholder, other than as proceeds of disposition or deemed disposition of Units or any part thereof, the adjusted cost base of the Units held by the Unitholder will be reduced by such amounts (except to the extent that they represent the Unitholder’s share of the non-taxable portion of the net realized capital gains of the Trust for the year, the taxable portion of which was designated by the Trust in respect of the Unitholder). Where reductions to a Unitholder’s adjusted cost base of Units for the year will result in the adjusted cost base becoming a negative amount, the negative amount will be treated as a capital gain realized by the Unitholder in the year and the Unitholder’s adjusted cost base of the Units at the beginning of the next year will then be nil. The taxation of capital gains is described below.
      Provided that appropriate designations are made by the Trust, such portions of its net taxable capital gains, taxable dividends received or deemed to be received on shares of taxable Canadian corporations and foreign source income as are paid or payable or deemed to be paid or payable to a Unitholder will effectively retain their character and be treated as such in the hands of the Unitholder for the purposes of the Tax Act, and Unitholders may be entitled to claim a foreign tax credit for foreign taxes paid by the Trust. To the extent that amounts are designated as having been paid to Unitholders out of the net taxable capital gains of the Trust, such designated amounts will be deemed for tax purposes to be received by Unitholders in the year as a taxable capital gain and will be subject to the general rules relating to the taxation of capital gains described below. To the extent that amounts are designated as having been paid to Unitholders out of taxable dividends received or deemed to be received on shares of taxable Canadian corporations, the normal gross-up and dividend tax credit provisions will be applicable in respect of Unitholders who are individuals, the refundable tax under Part IV of the Tax Act will be payable by Unitholders that are private corporations and certain other corporations controlled directly or indirectly by or for the benefit of an individual or related group of individuals, the deduction in computing taxable income will be available to Unitholders that are corporations, and an additional refundable 6 2/3% tax will be payable by Unitholders that are Canadian-controlled private corporations in certain circumstances.
Disposition of Units
      Upon a disposition or deemed disposition by a Unitholder of a Unit, whether on redemption or otherwise, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the Unitholder’s adjusted cost base of the Unit and any reasonable costs of disposition. Proceeds of disposition will not include an amount payable by the Trust that is otherwise required to be included in the Unitholder’s income (such as an amount designated as payable by the Trust to a redeeming Unitholder out of capital gains or income of the Trust as described above). The taxation of capital gains and capital losses is described below.

      For the purpose of determining the adjusted cost base to a Unitholder, when a Unit is acquired, the cost of the newly-acquired Unit will be averaged with the adjusted cost base of all of the Units owned by the Unitholder as capital property immediately before that acquisition. The cost to a Unitholder of Units received in lieu of a cash distribution of income of the Trust will be equal to the amount of such distribution that is satisfied by the issuance of such Units.
      Where the redemption price for Units is paid by the transfer by the Trust to the redeeming Unitholder of securities of Fording LP or securities of the Trust or its subsidiaries, the proceeds of disposition to the Unitholder of the Units will be equal to the fair market value of the property so transferred less the portion of any income or capital gain realized by the Trust in connection with the redemption of those Units that has been designated by the Trust as payable to the redeeming Unitholder as described above. Where the Trust has designated such capital gain or income as payable to a redeeming Unitholder, the Unitholder will be required to include in income such income and the taxable portion of the capital gain so designated. Unitholders are advised to consult their own tax advisors prior to exercising their redemption rights.
Capital Gains and Capital Losses
      One-half of any capital gain realized by a Unitholder and the amount of any net taxable capital gains designated by the Trust in respect of a Unitholder will be included in the Unitholder’s income as a taxable capital gain. One-half of any capital loss realized by a Unitholder on a disposition or deemed disposition of Units may generally be deducted only from taxable capital gains of the Unitholder in accordance with the provisions of the Tax Act.
      Where a Unitholder that is a corporation or a trust (other than a mutual fund trust) disposes of a Unit, the Unitholder’s capital loss from the disposition will generally be reduced by the amount of any dividends received by the Trust previously designated by the Trust to the Unitholder, except to the extent that a loss on a previous disposition of a Unit has been reduced by those dividends. Analogous rules apply where a corporation or a trust (other than a mutual fund trust) is a member of a partnership that disposes of Units.
Alternative Minimum Tax
      In general terms, net income of the Trust paid or payable or deemed to be paid or payable to a Unitholder who is an individual or a certain type of trust, that is designated as taxable dividends or as net taxable capital gains and capital gains realized on the disposition of Units may increase the Unitholder’s liability for alternative minimum tax.
Tax Exempt Unitholders
Qualified Investment
      The Units are qualified investments for plans subject to the specific provisions of any particular plan. If the Trust ceases to qualify as a mutual fund trust, the Units will not be qualified investments under the Tax Act for plans. Securities of Fording LP or securities of the Trust or its subsidiaries received as a result of an in specie redemption of Units may not be qualified investments for plans, and this could give rise to adverse consequences to such plan or the annuitant or beneficiary under that plan. Accordingly, plans that own Units should consult their own tax advisors before deciding to exercise the redemption rights attached to the Units.
Foreign Property
      Provided the repeal of Part XI of the Tax Act described in the Proposed Amendments is enacted as currently proposed, Unitholders will not be subject to the foreign property limits in Part XI of the Tax Act at the time of the Arrangement. If such repeal does not take place, the Units will constitute foreign property for registered pension plans, plans (other than trusts governed by registered education savings plans) and other persons subject to tax under Part XI of the Tax Act.
Unitholders Not Resident in Canada
      The following portion of the summary generally applies to a Unitholder who, at all relevant times and for purposes of the Tax Act and an applicable tax treaty or convention, is not, and is not deemed to be, resident in Canada and whose Units and Class A Shares are not taxable Canadian property (as defined in the Tax Act) (in this summary, a “Non-Resident”). Generally, Units and Class A Shares will not be taxable Canadian property of a Non-Resident Unitholder provided that, (i) in the case of the Units, the Trust is a mutual fund trust at the time of a disposition of the Units, (ii) such Unitholder does not use or hold, and is not deemed to use or hold, the Units in connection with carrying on a business in Canada, (iii) persons with whom the Unitholder did not deal at arm’s length, or the Unitholder, either alone or in combination with such persons, has not owned (or had an option to acquire) 25% or more of the issued Units, or the Class A Shares, as the case may be, at any time within 60 months preceding the date of disposition of the Units or Class A Shares, as the case may be, and (iv) the Non-Resident Unitholder is not carrying on an insurance business in Canada or elsewhere.
Tax Considerations Applicable to the Arrangement
Non-Resident Participating Unitholders
      Under the Proposed Amendments, a 15% tax under proposed Part XIII.2 of the Tax Act will be imposed on distributions by certain mutual fund trusts to non-resident persons (including a partnership other than a Canadian partnership (as defined in the Tax Act) where such distributions are not otherwise subject to tax under the Tax Act. This tax will apply to the return of capital comprising the aggregate of the distribution of the Class A Shares to Non-Resident Unitholders and the amount of such tax remitted by the Trust on behalf of such Unitholders in respect of such return of capital, as described in the following sentence. Pursuant to the Arrangement, the Trust will remit to the Receiver General, on behalf of a Non-Resident Unitholder, the Part XIII.2 tax applicable to the return of capital to such Unitholder. As the return of capital is subject to Part XIII.2 tax, such amount will not reduce the adjusted cost base of the Units held by a Non-Resident Unitholder, with the result that the aggregate adjusted cost base of the Units owned by a Non-Resident Unitholder immediately after the Arrangement should be equal to the aggregate adjusted cost base of the Units owned by such Non-Resident Unitholder immediately prior to the Arrangement.
      Subject to the foregoing, a Non-Resident Unitholder will be subject to the same tax considerations in respect of the Arrangement as described above under “— Unitholders Resident in Canada” and such Unitholder will not be subject to income tax under the Tax Act as a result of the Arrangement.
Non-Resident Dissenting Unitholders
      Non-Resident Dissenting Unitholders who receive payment from the Trust for their Units will not be subject to income tax under the Tax Act as a result of the Arrangement.
      Interest awarded by a court to a Non-Resident Dissenting Unitholder will be subject to Canadian withholding tax at a rate of 25%, unless that rate is reduced under the provisions of an applicable tax treaty or convention. The rate of withholding is generally reduced to 10% for Non-Resident Unitholders who are residents of the U.S. under the Canada-United States Tax Convention, (1980).
Tax Considerations Following the Arrangement
      Where the Trust pays or credits, or is deemed to pay or credit, an amount to a Non-Resident Unitholder out of the income of the Trust, the Non-Resident Unitholder will be subject to Canadian withholding tax at a rate of 25%, unless that rate is reduced under the provisions of an applicable tax treaty or convention. Under the Proposed Amendments, a distribution to a non-resident person (or a partnership other than a Canadian partnership) (as defined in the Tax Act) that is considered to have been made out of net capital gains of the Trust from dispositions of taxable Canadian property after March 22, 2004 will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of an applicable tax treaty or convention. The rate of withholding in either of these circumstances is generally reduced to 15% for distributions to Non-Resident Unitholders who are residents of the U.S. under the Canada-United States Tax Convention, (1980).
      As described under “— Tax Considerations Applicable to the Arrangement — Non-Resident Participating Unitholders” above, under the Proposed Amendments a distribution of capital by the Trust to a non-resident person (or a partnership other than a Canadian partnership) (as defined in the Tax Act) after 2004 which would otherwise not be subject to tax under the Tax Act will be subject to a 15% withholding tax under proposed Part XIII.2 of the Tax Act.
      A disposition (whether on redemption, by virtue of capital distributions in excess of adjusted cost base or otherwise) of a Non-Resident Unitholder’s Units will not give rise to any capital gain that is subject to tax under the Tax Act provided the Units disposed of do not constitute “taxable Canadian property” of the Non-Resident Unitholder or the Non-Resident Unitholder is entitled to relief under an applicable tax treaty or convention.

      If the Trust ceases to qualify as a mutual fund trust, it will be required to pay a tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by the Trust may have adverse income tax consequences for Non-Resident Unitholders.
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
      In the opinion of Sidley Austin Brown & Wood LLP, United States counsel for the Trust, the following summary fairly describes, as of the date of this Information Circular, the principal United States federal income tax considerations relating to the Arrangement and the acquisition, holding and disposition of Units generally applicable to a Unitholder that is a U.S. Holder. As used herein, a “U.S. Holder” means (a) a citizen or resident of the United States; (b) a corporation or other entity taxable as a corporation organized under the laws of the United States or any political subdivision thereof (including the states of the United States and the District of Columbia); (c) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; (d) a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust; or (e) any other person that is subject to U.S. federal income tax on his, her or its worldwide income. Special rules, not discussed here, may apply to persons holding Units through entities treated for U.S. federal income tax purposes as partnerships, and those persons should consult their own tax advisors to consider the impact of these rules on their particular situations.
      This discussion does not address all aspects of taxation that may be relevant to particular U.S. Holders in light of their personal investment or tax circumstances or to persons that are subject to special tax rules, such as banks, insurance companies, tax-exempt entities, financial institutions, broker-dealers, Unitholders holding Units as part of a hedging or conversion transaction or as part of a “straddle,” U.S. expatriates, persons subject to the alternative minimum tax, U.S. Holders whose functional currency is not the U.S. dollar, and U.S. Holders that own or have owned, actually or constructively, 5% or more of the total outstanding Units. This discussion assumes that the Unitholder holds Units as capital assets and may not be applicable to U.S. Holders who acquired Units pursuant to the exercise of options or warrants or otherwise as compensation for services. This discussion also assumes that the Trust is not and will not be a “controlled foreign corporation” for U.S. federal income tax purposes.
      This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, applicable U.S. Treasury regulations, judicial authority, and administrative rulings and practice, all as of the date of this Information Circular. Future legislative, judicial, or administrative changes or interpretations, which may or may not be retroactively effective, may result in U.S. federal income tax consequences that are different than those set forth below. No ruling has been sought from the U.S. Internal Revenue Service as to the U.S. federal income tax consequences of the Arrangement or any other matter considered in this discussion, and our conclusions are not binding upon the U.S. Internal Revenue Service or any court. This discussion does not address any state, local or foreign tax matters.
      Due to the necessarily general nature of this summary, U.S. Holders should consult their own tax advisors regarding the U.S. federal, state and local tax consequences of the Arrangement and of the holding and any subsequent disposition of Units, based on their particular circumstances.
Tax Considerations Applicable to the Arrangement
Participating Unitholders
      In the Arrangement, Participating Unitholders will (i) receive from the Trust a distribution of nominal-value Class A Shares of Newco2, which will continue as Class A Shares of Fording Amalco in the amalgamation of Fording and Newco2, (ii) receive a distribution of Units from Fording Amalco in redemption of such Class A Shares, (iii) participate in the consolidation of the issued and outstanding Units, pursuant to which the same number of Units will be outstanding as were outstanding prior to the commencement of the Arrangement, and (iv) participate in the subdivision of Units, pursuant to which the outstanding Units will be divided on a three-for-one basis. At the conclusion of the foregoing steps, each Participating Unitholder will own exactly the same interest in the Trust as he, she or it held at the commencement of these steps, which interest will be represented by three times the number of Units.
      Although not entirely free from doubt, the U.S. federal income tax consequences of the Arrangement to a U.S. Holder should be determined by disregarding all of the steps in this series of transactions except for the withholding of Canadian tax on the distribution of Class A Shares and the subdivision of Units.

Transactions Prior to Unit Subdivision
      A U.S. Holder should recognize no income, gain or loss on the Arrangement transactions prior to the subdivision of Units. The aggregate tax basis and holding period of the Units in the hands of the U.S. Holder should be unaffected by these transactions. The amount of Canadian income tax withheld on the distribution of Class A Shares to U.S. Holders should be treated as a distribution with respect to Units, the U.S. federal income tax treatment of which is described below under “— Tax Considerations Following the Arrangement — Distributions.”
Unit Subdivision
      A U.S. Holder should recognize no income, gain or loss on the subdivision of the Units pursuant to the Arrangement. The U.S. Holder’s tax basis in a Unit prior to the subdivision should be divided in equal thirds among the three Units resulting from the subdivision. The U.S. Holder’s holding period for the new Units should include his, her or its holding period for the Unit with respect to which the new Units are received. If the U.S. Holder acquired Units in separate “lots” at different times for different prices, these determinations of the tax basis and holding period for the new Units should be made separately with respect to each lot.
Dissenting Unitholders
      A U.S. Holder that is a Dissenting Unitholder and receives cash or Units from the Trust upon valid exercise of Arrangement Dissent Rights generally should recognize capital gain (or loss) to the extent that the amount of cash and the fair market value of Units received exceeds (or is less than) such U.S. Holder’s adjusted tax basis in the Units surrendered. Interest, if any, awarded by a court to a Dissenting Unitholder will be taxed as ordinary income. For this purpose, the amount of ordinary income will include Canadian income tax withheld with respect to such interest. Any such tax withheld may, subject to limitations, be claimed as a foreign tax credit against the U.S. Holder’s federal income tax liability or may be claimed as a deduction from the U.S. Holder’s federal adjusted gross income, provided that the U.S. Holder elects to deduct all foreign taxes paid in the same taxable year.
United States Information Reporting and Backup Withholding
      For purposes of U.S. information reporting and backup withholding, the Trust will treat the amount of Canadian income tax withheld with respect to the distribution of Class A Shares to a Participating Unitholder that is a U.S. Holder as an additional distribution with respect to the Units held by such U.S. Holder. This amount, as well as the amount realized by a Dissenting Unitholder that is a U.S. Holder (and interest and Canadian income tax withheld thereon), may be subject to information reporting and backup withholding. See the discussion below under “— Tax Considerations Following the Arrangement — United States Information Reporting and Backup Withholding.”
Tax Considerations Following the Arrangement
Status of the Trust
      Based on generally applicable principles of U.S. federal income tax law, the Trust is classified as an “eligible business entity,” rather than as an ordinary trust or investment trust. As an eligible business entity, the Trust could be taxed either as a partnership or as a corporation. The Trust has filed an election (a “check the box” election) to be treated as a corporation for U.S. federal income tax purposes.
      Based on the advice of its counsel, the Trust does not believe that it will be classified as a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes. A non-U.S. corporation is a PFIC if at least 75% of its gross income for the taxable year is passive income or if at least 50% by value of the assets it holds during the taxable year produce or are held for the production of passive income. “Passive income” includes, among other items, dividends, interest, rents, royalties, and the excess of gains over losses from sales of commodities that are actively traded or with respect to which contractual interests are actively traded. For this purpose, the character of a partner’s share of the partnership’s income is generally determined by “looking through” the partnership. Accordingly, the Trust’s share of the income of Fording LP will be “passive income” only to the extent that Fording LP’s share of the income earned by the EVC Partnership is “passive income.” Under this attribution rule, the Trust should not be classified as a PFIC, because substantially all of the income of the EVC Partnership is expected to be attributable to the production and sale of coal, which is not actively traded and with respect to which contractual interests are not actively traded.

Distributions
      The gross amount of any distribution of cash with respect to Units will be treated as a dividend for U.S. federal income tax purposes to the extent that it is paid out of current or accumulated earnings and profits of the Trust. To the extent that the amount of a distribution exceeds the earnings and profits of the Trust, it will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in Units and thereafter as capital gain. Under current legislation, non-corporate U.S. Holders, including individuals, who receive distributions on Units that are treated as dividends for U.S. federal income tax purposes may be subject to U.S. federal income taxation with respect to such distributions at the reduced rates applicable to long-term capital gains, not exceeding 15%. This tax relief is available for dividends received in tax years beginning before January 1, 2009. Unless this tax reduction is extended by future legislation, dividends received in tax years beginning after December 31, 2008 will be taxed at the rates applicable to ordinary income. The reduced rate does not apply to dividends on Units with respect to which the U.S. Holder does not meet a minimum holding period requirement or dividends on Units to the extent the U.S. Holder is obligated to make related payments with respect to substantially similar or related property (e.g., pursuant to a short sale of such Units). Dividends received by a U.S. Holder will not be eligible for the dividends-received deduction allowed to corporations.
      Any Canadian income tax withheld with respect to distributions on Units may be claimed as a foreign tax credit against the U.S. Holder’s federal income tax liability or may be claimed as a deduction from the U.S. Holder’s federal adjusted gross income, provided that the U.S. Holder elects to deduct all foreign taxes paid in the same taxable year. The limitation of foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Trust will generally constitute foreign source, passive income. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
Sale, Exchange, Redemption or Other Taxable Disposition of Units
      A U.S. Holder generally will recognize capital gain (or loss) to the extent that the amount realized on the sale or exchange of Units exceeds (or is less than) the U.S. Holder’s adjusted tax basis in the Units sold or exchanged. Any capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the Units sold or exchanged is more than one year. Under current legislation, long-term capital gain of a non-corporate U.S. Holder, including an individual, that is recognized in tax years beginning before January 1, 2009 is generally taxed at a maximum rate of 15%. The deductibility of capital losses is subject to limitations. If a U.S. Holder holds more than one “lot” of Units, the gain or loss realized on the sale or exchange and the holding period of the Units sold or exchanged may be determined separately for each lot if the U.S. Holder can adequately identify the lot or lots of Units sold or exchanged. Otherwise, the tax basis and holding period of the Units sold or exchanged must be determined on a first-in, first-out basis.
      Gain or loss, if any, recognized by a U.S. Holder upon a sale, exchange, redemption or other taxable disposition of Units generally will be treated as having a U.S. source for U.S. foreign tax credit limitation purposes.
Foreign Exchange Gain or Loss
      Payments of distributions on Units, and of the proceeds of a sale, exchange, redemption or other taxable disposition of Units, in Canadian dollars must be translated to U.S. dollars in order to calculate the U.S. Holder’s federal income tax liability. Generally, an amount paid in Canadian dollars will be translated to a U.S. dollar amount by reference to the spot exchange rate in effect on the date the distribution is received or the sale, exchange, redemption or other taxable disposition is settled, regardless of whether the payment is in fact converted into U.S. dollars on that date. A U.S. Holder that receives payment in Canadian dollars and converts Canadian dollars into U.S. dollars at a conversion rate other than the rate in effect on such date may have a foreign currency exchange gain or loss. Any such gain or loss will be treated as U.S. source ordinary income or loss.
United States Information Reporting and Backup Withholding
      Distributions on Units are subject to information reporting and may be subject to backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number (which for an individual is the Social Security Number), certifies, under penalties of perjury, that he or she is not subject to backup withholding on a U.S. Internal Revenue Service Form W-9 and otherwise complies with applicable requirements of the backup withholding rules. The current rate of backup withholding is 28%. Backup withholding does not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. Information reporting requirements and backup withholding may also apply to the cash proceeds of a sale, exchange, redemption or other taxable disposition of Units.
      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the U.S. Holder’s federal income tax liability, provided the required information is furnished to the U.S. Internal Revenue Service.
COMPENSATION OF TRUSTEES AND DIRECTORS
Compensation
      The compensation of Trustees and Directors is structured to promote a proprietary interest in the Trust, to align the interests of the Trustees and Directors more closely with those of the Unitholders and to assist the Trust and Fording in attracting and retaining individuals with exceptional experience and ability.
      Each Trustee and Director is paid a basic annual cash retainer of $20,000 and an annual Unit retainer in Unit equivalents with a value of $46,000. A Trustee who is also a Director is paid an additional annual cash retainer of $20,000. The Chair of the Trust also serves as the Chief Executive Officer of the Trust and is paid an annual cash retainer of $60,000 and an annual Unit retainer in Unit equivalents with a value of $43,125. The Chair of the Board of Directors also serves as the Chief Executive Officer of Fording and is paid an annual cash retainer of $60,000 and an annual Unit retainer in Unit equivalents with a value of $43,125. Where one individual serves as Chair and Chief Executive Officer of both the Trust and Fording, as Mr. Grandin currently does, he is paid an annual cash retainer of $120,000 and an annual Unit retainer in Unit equivalents with a value of $86,250. Committee chairs are paid an annual cash retainer of $8,000 and committee members are paid an annual retainer of $3,000. A fee of $1,500 is paid to each Trustee and Director for each Trustee or Board of Directors meeting attended and for each committee meeting attended, including joint Trustee and Board of Directors meetings. In addition, the Trustees and the Board of Directors have authorized the Chair to determine whether additional meeting fees should be paid to a committee chair in consideration of the time required to attend meetings with management and others outside of scheduled committee meetings. A Trustee who is also a Director receives only a single meeting fee for joint Trustee and Board of Directors meetings. The Chair does not receive any committee retainer or meeting fee for attending committee meetings. Trustees and Directors who live outside Alberta receive an additional meeting fee of $1,500 when they are required to travel from outside Alberta to attend Trustee, Board of Directors or committee meetings in Alberta. Trustees and Directors are reimbursed for their costs in travelling to and attending Trustee, Board of Directors or committee meetings.
Unit Ownership Guidelines
      The Trust and Fording have established minimum Unit ownership guidelines for Trustees and Directors. Each Trustee or Director is required to hold that number of Units equal in value at the time of acquisition to the value of 7,000 Units as at June 30, 2003, which was approximately $171,000. This ownership requirement is not duplicated for Trustees who also serve as Directors. Where one individual serves as Chair and Chief Executive Officer of both the Trust and Fording, as Mr. Grandin currently does, the ownership requirement is 14,000 Units. The ownership requirement is to be achieved within five years of election or appointment and can be satisfied by holding Units or Unit equivalents.
Unit Equivalent Plan
      Trustees and Directors receive a portion of their annual compensation in the form of a Unit retainer pursuant to the Trust’s Unit Equivalent Plan. The Unit retainer is paid by way of a credit in the form of Unit equivalents awarded by reference to the Unit price by means of a bookkeeping entry on the books of the Trust or Fording, as applicable. When distributions are declared and paid on Units, the account of each Trustee and Director is credited with additional Unit equivalents with a value equal to the distribution. On the third anniversary of a credit of Unit equivalents, the value of the Unit equivalents as determined by reference to the market price of the Units is paid in cash net of tax to the Trustee or Director. The market price for the purpose of the Unit Equivalent Plan is determined by reference to the weighted average trading price of the Units on the TSX for the five trading days immediately preceding the day the credit or payment is to be made.
      During 2004, 10,845 Unit equivalents were awarded to Trustees and Directors, while 23,765 were awarded in 2003. As at March 28, 2005, Trustees and Directors as a group held a total of 32,807 Unit equivalents.

REPORT ON EXECUTIVE COMPENSATION
Current Officers
      During 2004, the Trust had six officers. The Trust’s primary asset is its 61% interest in the EVC Partnership which it holds through its wholly-owned subsidiary, Fording. Agreements made at the time of the 2003 Arrangement require the EVC Partnership to make members of its executive personnel available to serve as officers (other than as the Chief Executive Officer) of the Trust and Fording. The employment costs of these executives are paid by the EVC Partnership. However, if any of the executives spend a significant amount of his or her time in a year on the business of the Trust and/or Fording, then the employment costs for that executive will be allocated between the Trust, Fording and the EVC Partnership based on the time spent on the business and affairs of the Trust and Fording during the year. In 2004, the EVC Partnership paid 100% of the employment costs of the Named Executive Officers (as defined in the Summary Compensation Table below) that served as officers of the Trust, other than Michael A. Grandin who served as Chair and Chief Executive Officer of the Trust and Fording.
      To ensure the independence of the Trust and Fording from the EVC Partnership under these arrangements, a Trustee selected by the Independent Trustees serves as Chair and Chief Executive Officer of the Trust and a Director selected by the Independent Directors serves as Chair and Chief Executive Officer of Fording. Mr. Michael A. Grandin, who serves as a Trustee and Director, was selected to serve as the initial Chair and Chief Executive Officer of the Trust and Fording. For information on Mr. Grandin’s compensation, see “Compensation of Trustees and Directors — Compensation”.
Determination of Executive Compensation
      The compensation of the management of the EVC Partnership, including the executives of the EVC Partnership that also serve as officers of the Trust and Fording, is determined, subject to certain compensation covenants agreed to at the time of the 2003 Arrangement, by the managing partner of the EVC Partnership, and is reviewed by the Governance Committee of Fording as part of the annual budget approval process by the partners of the EVC Partnership. See “— Incentive Plans — Long Term Incentive Plan”. Compensation for executives of the EVC Partnership consists of a base salary, an annual bonus opportunity, and medium and long-term cash incentives. There is no option plan under which further option grants can be made. See the notes to the “Summary Compensation Table” below for information about the Trust’s Exchange Option Plan.
Base Salary
      In establishing base salaries, the EVC Partnership uses a benchmark of average base salaries paid to executives in a comparator group established with the assistance of an external compensation consultant. Salaries are adjusted, as needed, based on individual performance, responsibility and experience to ensure that the salaries reflect the contribution of each executive.
Incentive Plans
Short-Term Incentive Plan
      The EVC Partnership executives participate in the EVC Partnership’s short-term incentive plan (the “STIP”) which provides an opportunity for such individuals to earn an annual cash incentive payment based on the achievement of targets set by the managing partner of the EVC Partnership. Potential awards under the STIP are expressed as a percentage of base salary and range from 30% to 60% of base salary when performance targets are met, and from 60% to 120% when exceptional results are achieved.
Medium-Term Incentive Plan
      Executives of the EVC Partnership participate in the EVC Partnership’s medium-term incentive plan (the “MTIP”) which provides an opportunity for such individuals to earn a cash incentive payment after each three year performance period based on the achievement of targets set by the managing partner of the EVC Partnership. A new three year performance period begins each year. As a result, potential awards are payable annually after the initial three year performance period. Potential awards are expressed as a percentage of average base annual salary over the performance period and range from 22% to 25% when performance targets are met and from 44% to 50% when maximum results are achieved. It is anticipated that the last award under the MTIP plan will be made in 2006 and thereafter the MTIP plan may be merged with the EVC Partnership’s long-term incentive plan.

Long-Term Incentive Plan
      The EVC Partnership’s long-term incentive plan (the “LTIP”) was introduced to replace the key employee stock option plan (“KESOP”) in which former executives of a predecessor to Fording (“Old Fording”) participated. The KESOP was terminated as part of the 2003 Arrangement. Covenants made as part of the 2003 Arrangement require the managing partner of the EVC Partnership to provide compensation policies and arrangements to the former executives of Old Fording for a three year period that are no less favourable in the aggregate than the Old Fording compensation policies and arrangements that existed at the time of the 2003 Arrangement.
      The LTIP is modelled after the MTIP and provides an opportunity for the EVC Partnership executives to earn a cash incentive payment at the end of a three year performance period based on the achievement of targets set by the managing partner of the EVC Partnership. A new three year performance period begins each year. As a result, potential awards are payable annually after the initial three year performance period. Potential awards are expressed as a percentage of average base annual salary over the performance period and range from 20% to 90% when target results are met and from 40% to 180% when maximum results are achieved.
      In addition, an additional award has been made under the LTIP to the former employees of Old Fording who participate in such plan equal in value to their initial award under the LTIP to compensate them for a loss in the value of options that had been awarded to them under the KESOP plan when those options were exchanged for Unit options as part of the 2003 Arrangement.
Trust Unit Purchase Plan
      The EVC Partnership has a trust unit purchase plan (the “TUPP”) pursuant to which eligible employees can acquire Units. The TUPP is an employee profit sharing plan as defined under the Tax Act. Eligible employees may contribute up to 6% of their eligible earnings to the TUPP. The EVC Partnership makes matching contributions equal to one-third of the eligible employees’ contributions. Contributions made to the TUPP by employees and the EVC Partnership are used to purchase Units in the secondary market. If Units purchased with employee contributions are withdrawn by the employee before those Units have been held in the TUPP for one year, the related Units purchased with the EVC Partnership’s contribution are forfeited by the employee.
      A similar plan has been made available to employees of subsidiaries of Fording that are resident in the United States.

Summary Compensation Table
      The following table provides compensation information for the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated senior executives of the Trust (collectively referred to as the “Named Executive Officers”), measured by total annual salary and bonus during the year ended December 31, 2004.(1)

					Long-Term Compensation

					Awards		Payouts

		Annual Compensation			Securities	Shares
		$			Under	or Units
					Option/	Subject to
				Other Annual	SARs	Resale	LTIP	All Other
		Salary	Bonus	Compensation(3)	Granted(4)	Restrictions	Payouts(5)	Compensation(6)
Name and Principal Position	Year	$	$	$	#	$	$	$

M.A. Grandin	2004	120,000	n/a	86,250	n/a		n/a	—
Chair and	2003	120,000	n/a	75,000	26,940	nil	n/a	95,000
Chief Executive Officer	2002	nil	n/a	—	4,000		n/a	—

J.L. Popowich	2004	490,200	242,600	—	n/a		500,400	221,400
President	2003	304,000	nil	33,200	50,318	nil	285,000	100,000
	2002	295,000	71,000	—	19,450		nil	1,300

R.A. Millos (2)	2004	262,900	109,300	—	n/a	nil	223,300	4,200
Vice President and	2003	170,000	nil	—	n/a		nil	nil
Chief Financial Officer

W.J. Foster	2004	228,200	162,000	—	n/a		216,800	50,500
Senior Vice President	2003	222,000	1,600	24,300	22,433	nil	234,000	15,000
	2002	215,000	73,000	—	11,150		nil	1,000

E.G. Eberth	2004	199,300	145,500	—	n/a		189,400	7,000
Vice President Marketing	2003	193,000	nil	—	19,508	nil	187,300	8,000
	2002	182,500	47,800	—	9,470		—	3,700

Notes:

(1)	Information in this table includes, in respect of the period prior to February 28, 2003, the effective date of the 2003 Arrangement, compensation paid to such Named Executive Officers as employees of Old Fording. For information on Mr. Grandin’s compensation, see “Compensation of Trustees and Directors — Compensation”. In 2004, the EVC Partnership paid 100% of the employment costs of the Named Executive Officers other than Michael A. Grandin who served as Chair and Chief Executive Officer of the Trust and Fording. See “— Current Officers”.

(2)	Mr. Millos became an employee of the EVC Partnership on May 1, 2003 and was appointed Chief Financial Officer of the Trust effective June 1, 2003 and Vice President and Chief Financial Officer of the Trust and Fording effective May 6, 2004.

(3)	Where the value of all perquisites and other benefits, securities and property were less than $50,000 and 10% of the total annual salary and bonus paid to the Named Executive Officer in the financial year, such amounts have not been disclosed. Amounts in this column for Mr. Grandin for 2003 and 2004 reflect his annual Trustee and Director Unit retainer in Unit equivalents. Amounts in this column for Mr. Popowich for 2003 include $11,692 extra vacation pay and $8,781 for a personal use vehicle. Amounts in this column for Mr. Foster for 2003 include $6,945 for financial planning services and $10,570 for a personal use vehicle.

(4)	Securities under option described in this column for 2002 are, in the case of Mr. Grandin, an option grant made under the Old Fording director stock option plan (“DSOP”), and in the case of the other Named Executive Officers, an option grant made under the KESOP. No new options were granted to any of the Named Executive Officers after 2002. Securities under option described in this column for 2003 are exchange options issued to the Named Executive Officers under the Trust’s exchange option plan (the “Exchange Option Plan”) established in connection with the 2003 Arrangement, in exchange for options issued by Old Fording under its KESOP. The sole purpose of the Exchange Option Plan was to issue the exchange options in order to preserve the existing rights of Old Fording optionholders following completion of the 2003 Arrangement. No new option grants are permitted under the Exchange Option Plan.

(5)	The 2004 LTIP payout is payment of 50% of the maximum payout under the 2003-2005 LTIP and MTIP plans which provided for 50% of the maximum payout to be paid to the Named Executive Officers at the point in time during the performance period when the EVC Partnership achieved $75 million in synergies thereby entitling Teck Cominco to increase its interest in the EVC Partnership from 35% to 40%. The EVC Partnership achieved $75 million in synergies as of April 1, 2004.

(6)	The details of all other compensation are as follows:

Named Executive Officer	Year	A	B	C

Mr. Grandin	2004	—	—	—
	2003	—	$95,000	—
	2002	—	—	—

Mr. Popowich	2004	$9,800	—	$211,600
	2003	—	$100,000	—
	2002	$1,300	—	—

Mr. Millos	2004	$4,200	—	—
	2003	—	—	—

Mr. Foster	2004	$4,600	—	$45,900
	2003	—	$15,000	—
	2002	$1,000	—	—

Mr. Eberth	2004	$4,000	—	$3,000
	2003	—	$8,000	—
	2002	$3,700	—	—

A =	Prior to February 28, 2003, the values in column “A” reflect the value of share equivalents and dividend equivalents credited under a matching program that was established in connection with Old Fording becoming a public company in October, 2001 to assist executives of Old Fording to achieve share ownership requirements and that provided for a one for three match for purchases of shares for the first six months of the program and a one for four match thereafter. Since March 1, 2003, the values in column “A” reflect the contributions made to the TUPP by the EVC Partnership.

B =	Executives of Old Fording were paid a bonus in 2003 for effecting the 2003 Arrangement in recognition of their extraordinary efforts in consummating such transaction.

C =	The 2003 Arrangement resulted in the early termination of a deferred share unit plan for senior management that had been maintained by Old Fording. To compensate senior management for the early termination of the deferred share unit plan, thereby accelerating taxation of the deferred share units to them, the 2003 Arrangement provided for an ownership matching plan to provide a one-time opportunity for senior managers to re-invest the after tax value of their deferred share unit plan proceeds and receive a match of one Unit for every two Units purchased by them in the secondary market; the matching Units vest at the end of the second year following the purchase date of the Units purchased by the plan participants; the value of the matching Units paid in 2004 is included in this column.
Aggregate Option Exercises During Year Ended December 31, 2004 and Year-End Option Values

Value of
Unexercised
			Unexercised	in-the-Money
			Options/SARs	Options/SARs
	Securities,		at Financial Year-End	at Financial Year-End
	Acquired on	Aggregate Value	Exercisable/	Exercisable/
	Exercise	Realized	Unexerciseable	Unexerciseable
Name	#	$	#	$

M.A. Grandin	—	—	—	—
J.L. Popowich	—	—	—	—
R.A. Millos	—	—	—	—
W.J. Foster	—	—	—	—
E.G. Eberth	—	—	Exercisable 340	31,500

Long-Term Incentive Plans Awards Table
Awards in Most Recently Completed Financial Year(1)

			Estimated Future Payouts Under
			Non-Securities – Price-Based Plans
		Performance or
	Securities, Units or	Other Period Until	Threshold	Target	Maximum
Name	Other Rights	Maturity or Payout(3)	$	$	$

M.A. Grandin(2)	—	—	—	—	—

J.L. Popowich	—	MTIP/2007	0	134,700	269,400
	—	LTIP/2007	0	485,000	970,000

R.A. Millos	—	MTIP/2007	0	67,700	135,400
	—	LTIP/2007	0	189,600	379,000

W.J. Foster	—	MTIP/2007	0	58,800	117,500
	—	LTIP/2007	0	164,600	329,000

E.G. Eberth	—	MTIP/2007	0	51,300	102,700
	—	LTIP/2007	0	143,700	287,500

Notes:

(1)	See description of MTIP and LTIP under “Report on Executive Compensation — Incentive Plans”.

(2)	Mr. Grandin does not participate in the MTIP or LTIP.

(3)	The performance period is 2004-2006; the payout, if any, will be in the first quarter of 2007.
Pension Plans
      The EVC Partnership maintains an employer-paid defined benefit pension plan (the “Basic Plan”) under which pensions are paid to eligible senior executives and employees at retirement and to which participants may make additional voluntary contributions. The EVC Partnership also maintains an employer-paid supplemental pension plan (the “Supplemental Plan”) which pays pensions in excess of the maximum amounts that the Tax Act permits registered pension plans such as the Basic Plan to pay.
Basic Plan
      Under the Basic Plan, the amount of pension is determined in accordance with a formula based on the individual’s years of service, the average of his or her best 36 consecutive months of base salary over the previous 120 months of employment and the amount of additional voluntary contributions made by the individual, all subject to the maximum monthly pension limit set out in the Tax Act. The normal retirement age under the Basic Plan is 65, but reduced pensions are payable to individuals who retire between the ages of 55 and 65. The pension is payable for the lifetime of the former senior executive or employee and if the senior executive or employee has a spouse, continues to the surviving spouse at the rate of 60%.
      Effective 2004, the EVC Partnership amended the Basic Plan to add a defined contribution component. Salaried employees hired on or after January 1, 2004 accrue benefits under the defined contribution component.
Supplemental Plan
      The Supplemental Plan provides pensions based on the same formula as applies to the Basic Plan with a few modifications. However, the pension payable is the amount determined by the formula without the limit imposed by the Tax Act minus the pension payable under the Basic Plan. Modifications to the formula include the inclusion of a portion of a senior executive’s average STIP awards in final average compensation.
      Effective 2004, the EVC Partnership amended the Supplemental Plan to add a defined contribution component, which secures employer pension contributions in excess of the limit imposed by the Tax Act for salaried employees hired on or after January 1, 2004.

      The following table shows the total annual benefit payable under the defined benefit components of the Basic Plan and the Supplemental Plan to participants in the specified compensation and years of service categories, assuming retirement at age 65:
Annual Pension Payable Upon Retirement at Normal Retirement Age(1)

	Years of Service

Annual Average Remuneration Covered	15	20	25	30	35	40	45
$	$	$	$	$	$	$	$

200,000	48,013	64,017	80,021	96,025	112,029	124,029	136,029
300,000	73,513	98,017	122,521	147,025	171,529	189,529	207,529
400,000	99,013	132,017	165,021	198,025	231,029	255,029	279,029
500,000	124,513	166,017	207,521	249,025	290,529	320,529	350,529
600,000	150,013	200,017	250,021	300,025	350,029	386,029	422,029
700,000	175,513	234,017	292,521	351,025	409,529	451,529	493,529
800,000	201,013	268,017	335,021	402,025	469,029	517,029	565,029
900,000	226,513	302,017	377,521	453,025	528,529	582,529	636,529

Notes:

(1)	Above amounts do not include, and will not be offset by, Canada Pension Plan benefits.
     Mr. Grandin does not participate in the Basic Plan or the Supplemental Plan. Mr. Millos became a participant in the Basic Plan and the Supplemental Plan on January 1, 2004, under the defined contribution components. The respective years of credited service for defined benefit pension plan purposes at December 31, 2004, and at age 65 for the Named Executive Officers are: Mr. Popowich, 36 and 41 years; Mr. Foster, 16 and 25 years; and Mr. Eberth, 22 and 37 years.
      The following table provides additional information beyond applicable disclosure requirements. It shows estimates of pension service costs, accrued pension obligations, and total annual pension benefits under the Basic Plan and the Supplemental Plan for the Named Executive Officers:

		Accrued Pension	Annual Pension
	2004 Pension Service	Obligations	Benefits Payable
	Costs(1)(2)	at December 31, 2004(1)(3)	at Age 65(1)(4)
	$	$	$

Mr. Popowich	111,000	5,920,000	583,791
Mr. Millos	26,000	—	n/a
Mr. Foster	55,000	978,000	139,089
Mr. Eberth	41,000	983,000	173,832

Notes:

(1)	Portions of the pension benefits reflected in this table do not vest until the Named Executive Officer reaches age 55, except in the case of death or involuntary termination of employment without cause. Amounts reflected in this table are estimated based on assumptions regarding contractual entitlements and both the assumptions and the contractual entitlements may change over time. Methods and assumptions used in determining the amounts in this table may differ from those used by other employers, so amounts may not be directly comparable with amounts disclosed by other employers.

(2)	For a Named Executive Officer who participates in the defined benefit components of the Basic Plan and the Supplemental Plan, service cost is the actuarial value of the portion of the Named Executive Officer’s projected pension earned for service in the year, determined using the same actuarial methods and assumptions as used by the EVC Partnership in determining its year-end pension plan liabilities in accordance with generally accepted accounting principles. For a Named Executive Officer who participates in the defined contribution components of the Basic Plan and the Supplemental Plan, service cost is the EVC Partnership’s contributions in the year in respect of the Named Executive Officer, including notional contributions credited under the Supplemental Plan.

(3)	For a Named Executive Officer who participates in the defined benefit components of the Basic Plan and the Supplemental Plan, accrued obligation is the actuarial value of the Named Executive Officer’s projected pension earned for service to December 31, 2004, determined using the same actuarial methods and assumptions as used by the EVC Partnership in determining its year-end pension plan liabilities in accordance with generally accepted accounting principles. For a Named Executive Officer who participates in the defined contribution components of the Basic Plan and the Supplemental Plan, accrued obligation is the EVC Partnership’s accumulated contributions in respect of the Named Executive Officer at December 31, 2004, including the notional amount accumulated under the Supplemental Plan.

(4)	These amounts are determined assuming (i) the Named Executive Officer continues to accrue service under the defined benefit components of the Basic Plan and the Supplemental Plan until retirement at age 65 and (ii) the Named Executive Officer’s compensation remains at its current level, including the average STIP awards included in final average compensation under the defined benefit component of the Supplemental Plan. These amounts do not apply to a Named Executive Officer who participates in the defined contribution components of the Basic Plan and the Supplemental Plan.

Change of Control Agreements
      Old Fording entered into change of control agreements with certain members of its senior management in connection with becoming a public company in 2001. Seven of the change of control agreements were assumed by the EVC Partnership under the 2003 Arrangement. The 2003 Arrangement also constituted a change in control for the purposes of the change of control agreements. If an executive who is a party to a change of control agreement resigns or is terminated without cause prior to March 1, 2006, such executive will be entitled to the severance benefits provided for by the change of control agreement. The severance benefits generally provide for two years salary, benefits and bonuses except that the former President and Chief Executive Officer of Old Fording, was entitled to three years salary, benefits and bonuses.
      As of December 31, 2004, four executives had exercised their change of control agreements including the former President and Chief Executive Officer of Old Fording. Of the three remaining change of control agreements, no provision has been accrued for the contingent liability related to the change of control agreements that were outstanding on December 31, 2004. The liability is charged to earnings in the period in which the resignation, retirement or termination occurs. The Trust’s share of the contingent liability, which is dependent on the achievement of certain future financial results, ranges between $5 million to $7 million.
Composition of the Compensation Committee
      The Declaration of Trust requires the Trustees to appoint a Governance Committee comprised of Independent Trustees which is responsible for, among other things, establishing Trustee compensation. The bylaws of Fording require the Directors to appoint a Governance Committee comprised of Independent Directors which is responsible for establishing Director compensation. Each of these committees has a charter that meets applicable Canadian and United States requirements.
      The proposed compensation for the management of the EVC Partnership, including the executives of the EVC Partnership that also serve as officers of the Trust and Fording, is determined, subject to certain compensation covenants agreed to at the time of the 2003 Arrangement, by the managing partner of the EVC Partnership, and is reviewed by the Governance Committee of Fording, with the assistance of an external compensation consultant, as part of the annual budget approval process by the partners of the EVC Partnership. The Governance Committee makes recommendations to the Board of Directors having regard for the best interests of the EVC Partnership with regard to the EVC Partnership compensation.
      This Report on Executive Compensation is made by the Governance Committees of the Trust and Fording:

Trust	Fording
John B. Zaozirny (Chair)	Richard T. Mahler (Chair)
Peter Valentine	Thomas J. O’Neil
Michael S. Parrett	Harry G. Schaefer

PERFORMANCE GRAPH
      The following chart compares the total cumulative Unitholder return for $100 invested in Units for the period commencing on February 28, 2003 and ending on December 31, 2004, to the cumulative total return of the S&P/ TSX Composite Index for the same period (assuming reinvestment of distributions).
Comparison of Cumulative Total Return(1)

	February 28,	March 31,	June 30,	Sept. 30,	December 31,	March 31,	June 30,	Sept. 30,	December 31,
	2003	2003	2003	2003	2003	2004	2004	2004	2004

FDG	$100.00	$93.00	$82.00	$104.00	$169.00	$199.00	$216.00	$275.00	$371.00

S&P/TSX Composite Index	$100.00	$97.00	$107.00	$115.00	$127.00	$134.00	$134.00	$136.00	$146.00

(1)	Assuming an investment of $100 on February 28, 2003.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Number of securities remaining
	Number of securities to be		available for future issuance
	issued upon exercise of	Weighted average exercise	under equity compensation
	outstanding options,	price of outstanding	plans (excluding securities
	warrants and rights	options, warrants and rights	reflected in column (a))
Plan Category	(a)	(b)	(c)

Equity compensation plans approved by security holders	47,947 (2)	$13.81	nil
Equity compensation plans not approved by securityholders	nil	nil	nil

Total	47,947	$13.81	nil

Notes:

(1)	Securities under option described in this column are exchange options issued under the Trust’s exchange option plan (the “Exchange Option Plan”) established in connection with the 2003 Arrangement in exchange for options issued by Old Fording under its KESOP. The sole purpose of the Exchange Option Plan is to issue the exchange options in order to preserve the existing rights of Old Fording optionholders following completion of the 2003 Arrangement. No new option grants are permitted under the Exchange Option Plan. Total includes exchange options granted under the Exchange Option Plan in exchange for outstanding KESOP options that were granted as replacement options to holders of Canadian Pacific Limited options under the Canadian Pacific Limited key employee stock option plan who were not employees of Old Fording when Canadian Pacific Limited was divided into five public companies, including Old Fording, in October 2001.

(2)	As at December 31, 2004.
RISK FACTORS
      An investment in Units of the Trust involves numerous risks and uncertainties. Set forth below is a summary of some of the material risks and uncertainties that could affect the Trust, its future results, the amount of cash available for distribution to Unitholders and the nature of the Trust itself as well as certain risks relating to the Arrangement. Unitholders and potential investors should carefully review and consider the risk factors set forth below as well as the other information contained in the documents forming the Trust’s public disclosure record before making an investment decision.
Risks Relating to the Arrangement
      Risk factors specific to the Arrangement include, but are not limited to, the following:
Required Regulatory and Third Party Approvals
      Completion of the Arrangement in the form contemplated by the Plan of Arrangement, requires that the Trust and Fording obtain a number of judicial, regulatory and third party approvals. Such approvals include, without limitation, issuance of the Interim Order and the Final Order, obtaining the Advance Tax Ruling, approval from the TSX and the NYSE in connection with the subdivision of the Units and approval of certain Canadian securities regulatory authorities in respect of trades in securities forming part of the Arrangement. Failure to obtain either the Interim Order or the Final Order on terms acceptable to the Trustees and Directors would likely result in the decision being made to not proceed with the Arrangement. If any of the required regulatory and third party approvals cannot be obtained on terms satisfactory to the Trustees and Directors, or at all, the Plan of Arrangement may have to be amended in order to mitigate against the negative consequence of the failure to obtain any such approval, and accordingly, the benefits available to Unitholders resulting from the Arrangement may be reduced. Alternatively, in the event that the Plan of Arrangement cannot be amended so as to mitigate against the negative consequence of the failure to obtain a required regulatory or third party approval, the Arrangement may not proceed at all. See “Special Meeting Business — Plan of Arrangement — The Arrangement”.
Amendment of Material Agreements
      Following completion of the Arrangement, a number of agreements to which the Trust and/or Fording are a party will have to be amended in order to give effect to the organizational structure contemplated by the Plan of Arrangement and to largely preserve, in a modified form, the existing governance structure. See “Amendment and

Assignment of Agreements in Connection with Arrangement”. Certain of these agreements are with parties that are neither controlled by Fording or the Trust nor participating in the Arrangement. Accordingly, such parties will have to agree to the changes being proposed by the Trust. While the Trust believes that it has reached an agreement in principle with the other affected parties with respect to the amendments required to such agreements, their final form has not yet been settled. In the event that following completion of the Arrangement, the Trust is not able to enter into amended agreements with the other parties, certain benefits accruing to the Trust, and indirectly, the Unitholders under such agreements, will be lost and some of those benefits could be material.
Limited Liability
      Following completion of the Arrangement, the Trust will hold a 99.99% limited partnership interest in Fording LP. As a limited partner of a limited partnership existing under the laws of the Province of Alberta, the Trust’s liability for indebtedness, claims and other liabilities of Fording LP will be limited to its investment in such partnership. However, as substantially all of the Trust’s assets are represented by its indirect interest in the EVC Partnership and as the Trust indirectly holds such interest through Fording LP, limited liability will not, in reality, provide any measure of protection of the Trust’s assets against liabilities of Fording LP. In addition, there are certain circumstances in which the Trust could lose its limited liability in connection with its investment in Fording LP. For example, if the Trust were to directly assume active management of Fording LP, its limited liability would be jeopardized.
Risks Relating to the Trust
      In the event that the Arrangement is completed, risk factors specific to an investment in the Units would include, without limitation, the following:
Cash Distributions to Unitholders are Dependent on the Performance of the EVC Partnership
      Distributable Cash generally refers to the net cash received by the Trust that is available for payment to Unitholders on a quarterly basis. See “Distribution Policies Following Completion of the Arrangement”. The Trust is entirely dependent upon the operations and assets of the EVC Partnership and NYCO. Following completion of the Arrangement, the Trust’s ability to make cash distributions to Unitholders will be dependent upon the ability of Fording LLC, Fording LP and NYCO to make distributions on their outstanding securities as well as the operations and assets of the EVC Partnership.
      Although the Trust intends to distribute the cash received from Fording LLC, Fording LP and NYCO, less the amount of its expenses, indebtedness and other obligations and less amounts, if any, the Trust pays in connection with the redemption of Units, there is no assurance regarding the amounts of cash to be generated by Fording LP through its interest in the EVC Partnership, and therefore, funds available for distribution to Unitholders. The actual amount distributed in respect of the Units will depend on a variety of factors such as coal prices, sales volumes, profitability, the level of sustaining capital expenditures, credit agreements, and other factors that may be beyond the control of Fording LP or the Trust. In the event significant sustaining capital expenditures are required by the EVC Partnership or NYCO, coal prices and/or sales volumes decline or the profitability of Fording LP through its interest in the EVC Partnership declines, there would be a decrease in the amount of cash available for distribution to Unitholders and such decrease could be material.
      The Trust’s distribution policy and that of Fording LP is subject to change at the discretion of the Trustees or the Board of Directors, as applicable. The recourse of Unitholders who disagree with any change in policy is limited and could require such Unitholders to seek to replace the Trustees or the Directors.
Credit Facilities
      As part of the Arrangement, the credit facilities of Fording will be assumed by the Trust. These credit facilities contain covenants that will require the Trust to meet certain financial tests and that restrict, among other things, the ability of the Trust to incur additional debt, dispose of assets or pay distributions in certain circumstances. These restrictions may preclude the Trust from returning capital or making distributions on the Units.
Interest Rates and Other Factors Affecting Yield
      One of the factors that may influence the price of the Units in the public trading markets will be the annual yield on the Units as compared with the annual yield on other financial instruments. An increase in market interest rates may lead potential purchasers of Units to demand a higher annual yield, which could adversely affect the market price of the Units. Annual yield and therefore the price of Units in the public trading markets may also be affected by short term supply and demand factors for income trust securities. A rise in the annual yield on financial instruments could be expected to result in an increase in the required yield on the Units, and such increase could result in a decrease in the trading price of Units and such decline could be material.
Income Tax
      There is no assurance that Canadian federal income tax laws, including the treatment of mutual fund trusts thereunder, will not be changed in a manner that affects Unitholders in a material adverse way. If the Trust ceases to qualify as a “mutual fund trust” under the Tax Act, the Units would cease to be qualified investments for deferred income plans and registered education savings plans. Furthermore, as the Units would then constitute “taxable Canadian property” for purposes of the Tax Act, Non-Resident Unitholders would be subject to tax under the Tax Act (in the absence of relief under an applicable tax treaty or convention) on any capital gains realized on the disposition (or deemed disposition) of such Units.
      If the Arrangement is implemented and the proposal to repeal the provisions of Part XI of the Tax Act (which imposes restrictions on the ownership of “foreign property” by certain tax exempt entities) announced in the February 23, 2005 Federal Budget and included in Bill C-43, which was tabled in the House of Commons on March 24, 2005, is ultimately not enacted on the retroactive basis currently proposed, Unitholders that are registered pension plans, registered retirement savings plans, registered retirement income funds or deferred profit sharing plans may be adversely affected, as the Units would be considered foreign property for the purposes of the Tax Act.
      Further, it is possible that the Canadian government could choose to amend the Canadian federal income tax laws applicable to income trusts thereby reducing or eliminating the tax advantage that such structures enjoy. Any such amendments could negatively affect, in a material and adverse way, the amount of cash available for distribution to Unitholders, the tax treatment of the Units and distributions made thereon, and the market value of the Units.
      The Declaration of Trust provides that, in the event that the aggregate income of the Trust for a taxation year, including net taxable capital gains, if any, and the non-taxable portion of the capital gains, if any, exceeds distributions in that year or amounts otherwise made payable in the year, the amount of such excess will become payable to the Unitholders of record on the last day of that year and will be paid to the Unitholders in the following year. This may result in income distributable to Unitholders exceeding cash available for distribution. In such case, the Declaration of Trust provides that additional Units must be distributed to Unitholders in lieu of cash distributions and Unitholders will generally be required to include an amount equal to the fair market value of those Units in their Canadian federal taxable income.
Nature of Units
      The Units should not be considered debt instruments as, among other things, distributions on the Units are not fixed nor can such distributions be enforced by Unitholders prior to being declared payable by the Trustees. Further, no principal amount is owing to Unitholders in respect of the Units.
      The Units do not represent a direct investment in the businesses in which the Trust holds an interest. As holders of Units, Unitholders do not have all of the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions. The Units represent a fractional interest in the Trust. Following completion of the Arrangement, the Trust’s primary asset will be its direct and indirect interests in Fording LP. The Units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act and are not insured under the provisions of that act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.
Non-Resident Ownership Restriction
      To retain its status as a mutual fund trust for the purposes of the Tax Act, at no time may the Trust be maintained primarily for the benefit of Non-Residents. Periodically, management endeavors to measure the level of ownership of Units by Non-Residents. If the Trustees become aware that Non-Resident ownership has reached a level such that it is prudent to implement remedial measures, or such a situation is imminent, the Trustees are authorized under the Declaration of Trust to take certain steps to maintain or reduce the Unit holdings of Non-Residents. Such steps could include requiring Non-Residents to dispose of their Units, placing limitations on the ability of Non-Residents (including existing Unitholders) to acquire Units or certain other actions that could reduce the liquidity of the Units or result in their delisting from certain exchanges. The market price of the Units could decline in the event that the Trustees elect to undertake one or more of these measures.
      There is a risk that the provisions of the Tax Act will be amended in such a manner that a Royalty Reorganization will not provide an exemption from the Non-Resident Ownership Restriction and there can be no assurance that a Royalty Reorganization can in fact be implemented.
Redemption Right
      Registered Unitholders are entitled to require the Trust to redeem their Units in accordance with the terms of the Declaration of Trust, which may be at a value less than their market price. It is anticipated that the redemption right will not be the primary mechanism for Unitholders to liquidate their investment in the Units. Cash redemptions are subject to limitations set out in the Declaration of Trust. In certain circumstances, securities of the Trust or its subsidiaries (including Fording LP) may be distributed to Unitholders in connection with a redemption of Units as opposed to cash. Such securities will not be listed on any stock exchange and no established market is expected to develop for them. Unitholders receiving such securities may not be able to dispose of them for value, or at all.
Distribution of Securities on Redemption or Termination of the Trust
      Upon redemption of Units or termination of the Trust, the Trustees may distribute securities of the Trust or its subsidiaries (including Fording LP) directly to the Unitholders, subject to obtaining any required regulatory approvals. Securities of Fording LP or securities of the Trust distributed in this manner may not be qualified investments for deferred income plans or registered education savings plans, depending upon the circumstances at the time. Such securities will not be listed on any stock exchange and no established market is expected to develop for them. Unitholders receiving such securities may not be able to dispose of them for value, or at all.
Limited Likelihood of Unitholder Liability
      Effective July 1, 2004, income trusts settled in Alberta, such as the Trust, have the protection of limited liability under the Income Trust Liability Act (Alberta) (“ITLA”) in respect of any act, default, obligation, or liability of the Trust arising after July 1, 2004. However, the ITLA does not prevent liability for any act, default, obligation, or liability arising before July 1, 2004. Ontario has passed legislation similar to the ITLA and Québec has legislation that provides similar protection to Unitholders.
      The Declaration of Trust provides for additional limits to the liability of the Unitholders. The Declaration of Trust states that no Unitholder will be subject to any liability in connection with the Trust or its assets or obligations and that in the event that a court determines that Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Unitholder’s share of the Trust’s assets. The Declaration of Trust also provides that the Trust shall use reasonable commercial efforts to include as a specific term of any obligations or liabilities being incurred by the Trust or the Trustees on behalf of the Trust a contractual provision to the effect that neither the Unitholders nor the Trustees have any personal liability or obligation in respect thereof.
      Notwithstanding that the Declaration of Trust seeks to limit the liability of a Unitholder to any person in connection with a holding of Units, the effectiveness of such provisions is uncertain. Further, it is not yet clear to what extent Unitholders outside of Alberta, Ontario and Québec benefit from the legislation that those provinces have enacted. Accordingly, there remains a risk that a Unitholder could be held personally liable for obligations of the Trust (to the extent that claims are not satisfied by the Trust) in respect of contracts that the Trust enters into and for certain liabilities arising other than out of contract including claims in tort, claims for taxes, and possibly certain other statutory liabilities.
Additional Units
      The Declaration of Trust authorizes the Trustees to issue an unlimited number of Units for the consideration, and on terms and conditions, established by the Trustees without the approval of Unitholders. If the Trustees make a decision to issue additional Units, existing Unitholders may suffer significant dilution and Distributable Cash per Unit could decline.
Capital Investment
      The timing and amount of capital expenditures incurred by the EVC Partnership or by NYCO will directly affect the amount of cash available to the Trust for distribution to Unitholders. Distributions may be reduced, or even eliminated, at times when significant capital expenditures are incurred or other unusual expenditures are made.
Unfunded Liabilities
      The EVC Partnership and NYCO have a number of unfunded liabilities, including pension, other post-retirement benefit and asset retirement obligations. Funding of these obligations in the future may have a significant negative impact on cash available for distributions to Unitholders.
Forward-Looking Information May Prove Inaccurate
      Numerous statements containing forward-looking information are found in this Information Circular, documents incorporated by reference herein and other documents forming part of the Trust’s public disclosure record. Such statements and information are subject to risks and uncertainties, some of which are discussed elsewhere in this document. The occurrence or non-occurrence, as the case may be, of any of the events described in those forward looking statements could affect future financial and operating results and could cause those results to differ materially from those expressed in the forward-looking statements and information.
Risks Relating to NYCO and Fording LP and its Interest in the EVC Partnership
      Following completion of the Arrangement, the Trust’s financial performance will be entirely dependent upon the operations and assets of Fording LP and NYCO and, in particular, Fording LP’s interest in the EVC Partnership. Accordingly, Unitholders are exposed to all of the risks to which the Trust is exposed, and to the risks to which Fording LP, the EVC Partnership and NYCO are exposed. Risks to which Fording LP, the EVC Partnership and NYCO are exposed include, but are not limited to, the following:
Restrictions on Potential Growth
      The payout by the EVC Partnership of substantially all of its available cash means that capital expenditures to expand operations or to exploit reserves and resources can only be made in the event that other sources of financing are available. Lack of access to such additional financing could limit the future growth of the business of the EVC Partnership and, over time, have a material adverse effect on the amount of cash available for distribution to Unitholders.
Market Risks — Oversupply of Coking Coal
      The prices for coking coal and hard coking coal, in particular, have a significant impact on the EVC Partnership’s profitability, and are dependent on the supply/demand balance for coking coal and, to a lesser degree, the economic conditions of the markets into which the coal is sold. In the past, there have been periods of oversupply of coking coal in the market, which have resulted in price decreases. An oversupply of coking coal in world markets or a general downturn in the economies of any of the EVC Partnership’s significant markets could have a material adverse effect on the amount of cash available for distribution to Unitholders.
Conflicts of Interest
      The Trust and its Unitholders are dependent upon Teck GP, as managing partner and minority owner of the EVC Partnership, to manage the EVC Partnership’s day-to-day operations. There is a risk to the Trust should any conflict arise between the Trust, the EVC Partnership and Teck GP. Procedures are in place to ensure that any such conflicts are appropriately resolved. Further, the EVC Partnership Agreement states that partner approval is required for certain strategic or significant decisions. However, in the event that Teck GP does not fulfill its obligations under the terms of the EVC Partnership Agreement, or conflicts of interest are not otherwise remedied, the benefits accruing to Unitholders through the Trust’s indirect interest in the EVC Partnership could be reduced and such reduction could be material.

Operational Risks
      Following completion of the Arrangement, profitability and, therefore, funds available to the Trust for distribution to Unitholders, will continue to be affected by the cost of product sold and transportation and other costs, product quality and taxation. Should any of these costs increase significantly in circumstances where these costs cannot otherwise be offset, the amount of cash available for distribution to Unitholders could decrease and such decrease could be material.
Shortage of Mining Equipment
      The recent growth in global mining activity has created a demand for mining equipment and related operating supplies that has outpaced supply. As a result, future operations could be adversely affected if the EVC Partnership encounters difficulties obtaining equipment, tires and other supplies on a timely basis. In the event that the EVC Partnership was unable to secure required mining equipment and supplies on a timely basis, expansion activities, production, productivity and costs could be negatively affected, resulting in a material adverse effect on cash available for distribution to Unitholders.
Coal Transportation
      The majority of coal that is produced by the EVC Partnership is exported outside of North America. The EVC Partnership’s mines are located more than 1,100 kilometres from seaports. Accordingly, operations are highly dependent on both rail and port services. As a result, a significant portion of total transportation and other costs are attributable to rail and port costs, which includes demurrage charges for vessel waiting times. A substantial portion of the coal production from the EVC Partnership is transported to port facilities by CPR, and to a lesser extent Canadian National Railway Company (“CNR”), and loaded on to vessels in greater Vancouver at either Westshore Terminals or Neptune Terminals. Contractual disputes, rail and port capacity issues, prolonged labour stoppages, availability of vessels, weather problems or other factors that prevent CPR, CNR, Westshore Terminals or Neptune Terminals from providing their services could seriously impact the EVC Partnership and Fording LP’s financial results, and therefore, funds available for distribution to Unitholders.
The Steel Industry
      Substantially all of the coking coal that the EVC Partnership produces is sold to steel producers. The steel industry’s demand for coking coal is affected by a number of factors including the cyclical nature of that industry’s business, technological developments in the steel-making process and the availability of substitutes for steel such as aluminum, composites and plastics. A significant reduction in the demand for steel products would reduce the demand for coking coal, which would have a material adverse effect upon Fording LP and the funds available for distribution to Unitholders. Similarly, if less expensive ingredients could be used in substitution for coking coal in the integrated steel mill process, the demand for coking coal would materially decrease, which would also materially and adversely affect the funds available for distribution to Unitholders.
Foreign Currency Exchange
      The EVC Partnership’s operating results and cash flows are affected by foreign currency exchange rates. Exchange rate movements can have a significant impact on results since the vast majority of the EVC Partnership’s operating costs are incurred in Canadian dollars and most of its revenues are denominated in U.S. dollars. An increase in the value of the Canadian dollar relative to the U.S. dollar would reduce the EVC Partnership’s realized Canadian dollar-selling price thereby reducing the profitability of Fording LP and the cash available for distribution to Unitholders, and such reduction could be material.
      This risk will be mitigated to some extent as it is expected that Fording LP would hedge a portion of its U.S. dollar exposure through the use of foreign exchange forward contracts. The ability of Fording LP to enter into foreign exchange forward contracts will depend, in part, on the counterparties’ assessment of its credit risk and that of the EVC Partnership. The effectiveness of such hedges will depend in part on the credit worthiness of the counterparties to foreign exchange forward contracts. The inability of the Trust, Fording LP or the EVC Partnership to put in place effective hedges could materially increase the Trust’s exposure to fluctuations in the value of the Canadian dollar relative to the U.S. dollar.

Derivative Instruments
      From time to time, the EVC Partnership, Fording LP or the Trust may employ foreign exchange forward contracts, interest rate swap agreements and other derivative instruments to hedge exposure to specific financial risks. While foreign exchange forward contracts can provide protection from certain fluctuations in currencies and realized selling prices, they will correspondingly limit the ability to capitalize on favourable changes in the factors that have been hedged by these instruments. In a period of volatile economic conditions, these derivative instruments may reduce or increase profitability relative to what would be realized in the absence of the derivative instruments and relative to competitors who have hedged their risk exposure to a different degree or are unhedged.
Dependence on Major Customers
      The metallurgical coal industry is characterized by a relatively small number of customers worldwide, many of whom have long-standing relationships with the EVC Partnership. For example, sales to a single customer accounted for approximately 10% of the EVC Partnership’s revenue in 2004. A loss of, or a significant reduction in, purchases by any of its largest customers could have a material adverse effect on the EVC Partnership’s and Fording LP’s revenues and the amount of cash available for distribution to Unitholders.
Personnel
      Five of the EVC Partnership’s six mines are unionized. Two of NYCO’s three mines are unionized. In addition, rail carriers and port facilities on which the EVC Partnership is dependent to deliver coal to its customers are also unionized. Strikes, lockouts or other work stoppages or slow-downs involving the EVC Partnership’s unionized employees or those of its key service suppliers could have a material adverse effect upon the EVC Partnership’s and Fording LP’s revenues and the funds available for distribution to Unitholders.
      In addition, the success of the Trust will be dependent in large measure on the services of a number of key executives of the Trust, Fording LP, NYCO and the EVC Partnership. The loss of such key personnel and the inability to replace them with people of similar experience and capabilities could have a material adverse effect on the financial condition or results of operations of the EVC Partnership, NYCO and Fording LP which, in turn, would reduce the amount of cash available to the Trust for distribution to Unitholders. Certain key executives have change of control agreements that, as a result of the 2003 Arrangement, can be exercised by the executives in their discretion.
Risks Inherent in the Mining Industry
      Mining operations are subject to conditions that are beyond the control of management and that can delay coal production or delivery, or increase the cost of mining. These conditions include natural disasters, unexpected equipment repairs or replacements, unusual geological formations, environmental hazards, industrial accidents and inclement or hazardous weather conditions. Such conditions could result in damage to or the destruction of mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and legal liability. In this regard, the EVC Partnership and NYCO maintain insurance against risks that are typical in the mining industry. In addition, the EVC Partnership and NYCO have insured their physical assets on a replacement cost basis and purchased business interruption insurance and liability insurance at levels they believe to be reasonable. However, there is no guarantee that such insurance coverages will be adequate in all cases.
      Insurance against certain risks, including liabilities for environmental damage, is not available at reasonable economic rates to the EVC Partnership, NYCO, or others in the mining industry. Accordingly, in the event that the EVC Partnership or NYCO incurred significant liability in connection with environmental damage, such liability would have to be satisfied with cash that would otherwise be available for distribution to Unitholders.
Reserves and Resources
      Disclosed reserves and resources should not be interpreted as assurances of mine life or of the profitability of current or future operations.
      While the estimates of the reserves and resources of the EVC Partnership and NYCO have been prepared in accordance with industry standards and applicable law based on information which management believes to be reliable, there are numerous uncertainties inherent in the estimation of mineral reserves and resources. For example, the estimation of reserves and resource involves a determination of economic recovery of minerals that are in the ground, which in turn requires that assumptions be made regarding their future price and the cost of recovery, as well as other factors that are beyond the control of the EVC Partnership and NYCO. For these reasons, the actual mineral tonnage recovered from identified reserve areas or properties, and revenues and expenditures related to the exploitation of such reserves, may vary materially from estimates. The estimates of reserves and resources therefore may not accurately reflect actual reserves and resources of the EVC Partnership and NYCO.
      The profitability of the Trust depends, in large measure, on the ability of the EVC Partnership to mine coal deposits that have the geological characteristics that enable them to be mined at competitive costs. Replacement deposits may not be available when required or may not be capable of being mined at costs comparable to those of the depleting mines. The EVC Partnership will seek to replace its economic mineral holdings through exploration and development of currently owned properties and the acquisition of properties from third parties. However, management may not be able to fully assess the geological characteristics of any properties that it acquires until after the acquisition, which may adversely affect the profitability and financial condition of the EVC Partnership and, ultimately, the Trust.
      Each of the EVC Partnership and NYCO have extensive undeveloped, or underdeveloped, mineral properties. Authorization from federal, provincial or state governments may be required before these properties can be brought into production. Access to such lands for mining purposes may be restricted by future legislation. Accordingly, there can be no assurance that the EVC Partnership and NYCO will be able to obtain the necessary authorizations to develop resource properties in the future and this may negatively affect the level of future distributions to Unitholders.
Operations in and Sales to Foreign Countries
      The EVC Partnership operates in Canada and sells its products to customers located around the world. NYCO operates in the United States and Mexico and sells its products to customers located around the world. Operations and sales to customers in foreign countries result in added risks and uncertainties due to the different economic, political and cultural environments of those countries. Some of these risks include the potential for nationalization of foreign enterprises, expropriation of assets without adequate compensation, social unrest, political uprisings, trade barriers, capital flow controls and material changes in taxation.
New Applications of Wollastonite
      The wollastonite market is currently in an oversupply position and has been for several years. Management believes that the oversupply situation will only be resolved if demand for wollastonite substantially increases, which management believes will not occur until further applications for this mineral are developed and there is market acceptance of the use of wollastonite in those applications. A failure to develop new applications for the use of wollastonite or a failure of consumers to accept the use of wollastonite in those applications would have a material adverse effect on NYCO’s growth.
Health Issues — NYCO
      Tremolite asbestos has been classified by the International Agency for Research on Cancer as a Group 1 agent. This category is used when there is sufficient evidence of carcinogenicity when humans are exposed to the substance in certain circumstances. The earlier presence of tremolite asbestos at one of NYCO’s ore sources in the United States and in some of its products could result in NYCO becoming exposed to liabilities, including workers’ compensation and product liability claims. Further, in the event that NYCO’s wollastonite products continue to contain small amounts of asbestiform tremolite, the demand for these products could materially decrease.
      Tripoli produced at American Tripoli is a type of crystalline silica that has been classified by the International Agency for Research on Cancer as Group 1 agent. In the event that it was demonstrated that tripoli contributed to the development of cancer, the markets for this product would be very limited and American Tripoli could become exposed to workers’ compensation and product liability claims.
Risks Related to Government Regulations
      Government authorities regulate the mining industry to a significant degree in connection with, among other things, employee health and safety, air quality standards, water pollution, groundwater quality and availability, plant and wildlife protection, the reclamation and restoration of mining properties and the discharge of materials into the environment. Such regulation can have a significant effect on the EVC Partnership’s and NYCO’s costs of production and competitive position.
The Environment
      Canada and the United States have not introduced comprehensive regulations addressing greenhouse gas emissions, including emission targets for specific industrial sectors. While the United States has decided that it will not ratify the Kyoto Protocol, an international agreement that sets limits on greenhouse gas emissions from certain signatory countries, the Canadian Parliament has voted to ratify this agreement. Canada’s obligations under such protocol require that it limit its net greenhouse gas emissions to 6% below the levels emitted in 1990. Canada’s current level of greenhouse gas emissions significantly exceeds the agreed-upon limit.
      The primary source of greenhouse gas emissions in Canada is the use of hydrocarbon energy. The operations of the EVC Partnership depend significantly on hydrocarbon energy sources to conduct daily operations, and there are currently no economic substitutes for these forms of energy. A significant proportion of Canada’s industrial sector faces a similar situation. The federal and provincial governments have not finalized any formal regulatory programs to control greenhouse gases, and it is not yet possible to reasonably estimate the nature, extent, timing and cost of any programs or initiatives being considered or their potential effects on operations. Most of the EVC Partnership’s products are sold outside of Canada, and sales are not expected to be significantly affected by Canada’s Kyoto obligations. However, the broad adoption of emission limitations or other regulatory efforts to control greenhouse gas emissions would have a material adverse effect on the demand for coal, oil and natural gas, as well as increase production and transportation costs.
Permits and Permitting Process
      Mining companies must obtain numerous permits that strictly regulate environmental and health and safety matters in connection with coal mining. Regulatory authorities exercise considerable discretion in whether or not to issue permits and the timing of permit issuances. Also, private individuals and the public at large possess rights to comment on and otherwise engage in the permitting process, including through intervention in the courts. Accordingly, new permits required by the EVC Partnership and NYCO to fully develop properties may not be issued, or if issued, may not be issued in a timely fashion, or may contain requirements which restrict the ability of the EVC Partnership and NYCO to conduct mining operations or to do so profitably.
Accuracy of Liability Accruals
      The funding requirements of the EVC Partnership’s and NYCO’s defined benefit pension plans are based on actuarial valuations. The rates of investment return realized by pension funds can fluctuate with the general performance of the economy and shortfalls in investment returns could lead to materially increased funding requirements that could have a material adverse effect upon the funds available to the Trust for distribution to Unitholders.
      The EVC Partnership also has obligations arising under federal and provincial environmental legislation in relation to future mine closures and land reclamation. These obligations are estimated based on permit requirements and various assumptions concerning costs and production. These obligations are currently unfunded. While the EVC Partnership believes that it has properly accrued, in accordance with Canadian GAAP, for the costs likely to be incurred in respect of these environmental matters, there is no assurance that total liabilities and expenses for these matters will not increase in the future. As a result, there is no assurance that additional liabilities or expenses related to environmental matters will not be incurred in the future and such additional liabilities could have a material adverse effect upon the funds available for distribution to Unitholders.
Assertion of Aboriginal Rights Claims
      Canadian courts have recognized that aboriginal peoples may continue to have certain rights at law in respect of land used or occupied by their ancestors where treaties have not been concluded which extinguish those rights. These rights may vary from limited rights of use for traditional purposes to a right of aboriginal title and will depend upon, among other things, the nature and extent of prior aboriginal use and occupation. The courts have encouraged the federal and provincial governments and aboriginal peoples to resolve rights claims through negotiation of treaties.

      In British Columbia, where five of the six mines owned by the EVC Partnership are located, few treaties exist with aboriginal peoples. In the mid 1990s, the provincial government, together with the federal government, established the British Columbia Treaty Commission to facilitate negotiations with aboriginal peoples to resolve outstanding aboriginal rights and other claims. Under this process, each aboriginal people files a statement of intent to negotiate, identifying the territory in which they have historically lived and carried out traditional activities. Nearly all of the land in British Columbia has been identified as being part of a traditional territory for at least one aboriginal people.
      It is not possible to predict with certainty the impact that future treaties may have on resource development in British Columbia. However, it is possible that any such future treaties, or the assertion of native land claims outside the treaty process, may limit the ability of the EVC Partnership to develop new projects or further develop existing properties.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
      Dr. Norman Keevil is a Director and is also the Chairman of Teck Cominco and one of its significant shareholders. Dr. Keevil reports his holdings in Teck Cominco as of December 31, 2004 as follows: 209,440 Class A shares, 510,101 Class B subordinate voting shares and 22,715 restricted share units. Teck Cominco had a material interest in the achievement of synergies under the EVC Partnership Agreement in 2004 that resulted in Fording’s Partnership Distribution Entitlement being reduced to 62% effective April 1, 2004 and to 61% on April 1, 2005. Fording’s Partnership Distribution Entitlement (or that of Fording LP in the event that the Arrangement is completed) will be further reduced to 60% on April 1, 2006. Teck Cominco’s Partnership Distribution Entitlement has increased and will increase correspondingly over the same period. Dr. Keevil is not standing for re-election as a Director.
GOVERNANCE
      The Trustees, Directors and management value effective governance. Accordingly, systems and procedures appropriate to the Trust and its business have been adopted to foster effective governance. The TSX has adopted a number of corporate governance guidelines which address matters such as the constitution and independence of, and the functions to be performed by, a board of directors and its committees. A table describing the Trust’s governance practices with respect to the various matters addressed by the guidelines is attached to this Information Circular as Appendix “G”. In addition, a description of the Trust’s compliance with proposed National Instrument 58-101 — Disclosure of Corporate Governance Practices is attached as Appendix “H” to this Information Circular.
TRUSTEES’, DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION
      Under the CBCA and Fording’s bylaws, Fording is permitted to indemnify, out of its own funds, the Directors and officers of Fording and those of its subsidiaries as well as former directors and officers of the foregoing (as well as the respective heirs and legal representatives of such persons) against losses, claims, damages, expenses or other liabilities incurred by such persons in the performance of their duties as directors and/or officers. The Declaration of Trust provides for the indemnification of the Trustees on substantially similar terms.
      In order to be entitled to indemnification under the Declaration of Trust or under the CBCA and Fording’s bylaws, the Trustee, Director or officer must have acted honestly and in good faith with a view to the best interests of the Trust, Fording or the subsidiary, as applicable, and had reasonable grounds to believe that his or her conduct was lawful.
      The Trust maintains insurance for the benefit of the Trustees, Directors and officers of the Trust, Fording and their subsidiaries against liability incurred by them in their capacity as Trustees, Directors and officers, subject to certain limitations. The total premium for such insurance in 2004 was approximately U.S. $1.5 million. The policy provides aggregate coverage for Trustees, Directors and officers of approximately U.S. $100 million in the policy year. A deductible of approximately U.S. $500,000 to be paid by the Trust or Fording, as applicable, applies to all claims under the policy and legal fees incurred in defence of claims.
      The Trust and Fording have also entered into indemnification agreements with the Trustees, Directors and officers whereby they agree to indemnify such Trustees, Directors and officers from losses, claims, damages, expenses or other liabilities incurred by such persons in the performance of their duties as directors and/or officers.

In addition, at the time of the 2003 Arrangement, each of the Teck Cominco, Westshore, Sherritt and OTPP entered into indemnification agreements with each of the Trustees, Directors and officers of the Trust and Fording whereby the foregoing entities agreed to indemnify such persons from losses, costs or damages incurred or sustained by them in relation to any claim brought by the indemnifier against any such person that is not covered by the above-noted insurance policy.
      At the time of the 2003 Arrangement, the insurance policy for directors and officers of Old Fording was extended for a seven year period expiring February 28, 2010. The total premium for such insurance was approximately U.S. $1.4 million and provides aggregate coverage for such directors and officers of approximately U.S. $90 million for the first six years and $75 million for the seventh year. The coverage is subject to a deductible of U.S. $500,000.
INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS
      Except as noted under “Interest of Informed Persons in Material Transactions”, the Trust and Fording are not aware of any material interest, direct or indirect, of any Trustee or officer of the Trust, or Director or officer of Fording, any proposed nominee for election, any person owning, directly or indirectly, more than 10% of the Units, or any associate or affiliate of any such person in any proposed transaction that has materially affected or will materially affect the Trust or Fording or any of its affiliates.
MANAGEMENT CONTRACTS
      Services agreements made at the time of the 2003 Arrangement between the EVC Partnership and the Trust and between the EVC Partnership and Fording require the EVC Partnership to make members of its executive personnel available to serve as officers (other than as the Chief Executive Officer) of the Trust and Fording. The provision of an executive to serve as an officer of the Trust or of Fording is subject, in the case of the Trust, to the approval of the Independent Trustees and, in the case of Fording, to the approval of the Independent Directors. The employment costs of these executives are paid by the EVC Partnership. However, if any executive spends a significant amount of his or her time in a year on the business of the Trust and/or Fording, then the employment costs for that executive will be allocated between the Trust, Fording and the EVC Partnership based on the time spent on the respective affairs and businesses of those entities during the year. In 2004, the EVC Partnership paid 100% of the employment costs of the Named Executive Officers other than Michael A. Grandin who served as Chair and Chief Executive Officer of the Trust and Fording.
      The initial term of each of these services agreements ends on February 29, 2008, but the service agreements are renewable for two consecutive terms of five years at the option of the Trust or Fording, as applicable. In addition, the Trust or Fording, as applicable, may terminate the services agreement to which they are a party on the provision of 90 days written notice to the EVC Partnership. The EVC Partnership shares offices with the Trust and Fording at 205 – 9th Avenue S.E. in Calgary, Alberta T2G 0R3.
DISSENT RIGHTS IN CONNECTION WITH THE FORDING ARTICLES RESOLUTION
      Under the terms of the Declaration of Trust, a Unitholder is entitled to exercise dissent and appraisal rights in connection with the amendment to the Fording Articles contemplated by the Fording Articles Resolution in accordance with sections 5.25(i) to (r) of the Declaration of Trust. Unitholders wishing to exercise their dissent and appraisal rights in respect of the Fording Articles Resolution must do so in accordance with the dissent right provisions set out in section 5.26 of the Declaration of Trust, a copy of which is available on SEDAR at www.sedar.com.

ARRANGEMENT DISSENT RIGHTS
      The Interim Order and the Plan of Arrangement provide Unitholders with Arrangement Dissent Rights in connection with the transactions that will be authorized in the event that the Arrangement Resolution is approved by Unitholders. The Arrangement Dissent Rights are, in some respects, similar to the dissent and appraisal rights provided by section 190 of the CBCA, however such provisions are not identical. Unitholders who are considering exercising their Arrangement Dissent Rights should carefully review the description of such rights set forth in this section. Due exercise of the Arrangement Dissent Rights requires that certain deadlines be observed and the Trust intends to enforce such deadlines strictly. If, after review of the description of the Arrangement Dissent Rights set forth in this section, a Unitholder is still uncertain as to the exact exercise procedure, such Unitholder should consult with legal counsel or other professional advisor for assistance in that regard.
Description of Arrangement Dissent Rights
      A Dissenting Unitholder will be entitled, in the event that the Arrangement Resolution is approved and the Arrangement becomes effective, to be paid the fair value of the Units registered in the name of such Dissenting Unitholder. The fair value of the Units held by a Dissenting Unitholder will be determined by the Court. The valuation date utilized by the Court for this purpose will be the close of business on the last Business Day occurring immediately prior to the date of the Meeting. The Interim Order will provide that the Trust, may, in its sole discretion, pay or cause to be paid such fair value amount in cash or in Units, or in a combination of cash and Units. Where the Trust elects to pay fair value to a Dissenting Unitholder in the form of Units, whether in whole or in part, the Trust will also pay an amount representing the reasonable ordinary course brokerage charges incurred by a holder in disposing of a comparable number of Units through the market. The number of Units issuable by the Trust to a Dissenting Unitholder in lieu of making a cash payment will be determined by reference to the weighted average closing price of the Units as quoted on the TSX, for the five trading days immediately preceding the date of the Court’s determination of value or the Dissenting Unitholder’s acceptance of an offer to pay made by the Trust, as applicable.
      A Unitholder may only exercise the Arrangement Dissent Rights in respect of Units which are registered in that Unitholder’s name. In many cases, Units beneficially owned by a non-registered holder are registered either:

(a)	in the name of an Intermediary, or

(b)	in the name of a clearing agency (such as CDS) of which the Intermediary is a participant.
      Accordingly, a non-registered Unitholder will not be entitled to exercise the Arrangement Dissent Rights directly unless the Units are re-registered in the non-registered Unitholder’s name.
      A non-registered Unitholder who wishes to exercise the Arrangement Dissent Rights should immediately contact the Intermediary with whom the non-registered holder deals in respect of its Units and either:

(a)	instruct the Intermediary to exercise the Arrangement Dissent Right on the non-registered Unitholder’s behalf (which, if the Units are registered in the name of CDS or other clearing agency, would require that the Units first be re-registered in the name of the Intermediary); or

(b)	instruct the Intermediary to re-register the Units in the name of the beneficial Unitholder, in which case beneficial Unitholder would be able to exercise the Arrangement Dissent Rights directly. In this regard, the beneficial Unitholder will have to demonstrate that such person beneficially owned the Units in respect of which the Arrangement Dissent Rights are being exercised, on the record date established for the Meeting (being March 28, 2005).
      A registered Unitholder who wishes to dissent must deliver a written objection (a “Dissent Notice”) to the Trust c/o Computershare Trust Company of Canada, at Suite 600, 530 – 8th Avenue, SW Calgary, Alberta, T2P 3S8, (Attention: Stock Transfer Services) by personal delivery, courier, mail or by facsimile transmission to (403) 267-6529 (Attention: Stock Transfer Services), with a copy to the Trust Secretary at Suite 1000, Fording Place, 205 – 9th Avenue S.E., Calgary, Alberta T2G 0R3, on or before 10:00 a.m. (Mountain Time) on May 2, 2005, or otherwise at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment or postponement thereof. It is important that registered Unitholders strictly comply with this requirement, which is different from the statutory dissent provisions provided by section 190 of the CBCA.
      Upon sending a Dissent Notice in accordance with the foregoing paragraph, a registered Unitholder who does not subsequently vote in favour of the Arrangement Resolution will be deemed to have irrevocably exercised his, her or its Arrangement Dissent Right and will not be permitted to withdraw or abandon his, her or its Dissent Notice except with the consent of the Trust. In addition, any registered Unitholder who sends a Dissent Notice as provided above:

(a)	will be deemed to have concurrently sent a demand for payment of the fair value of all of the Units registered in their name (a “Demand for Payment”);

(b)	must deliver the certificates representing their Units to the Transfer Agent at the address noted above within 30 days after receiving written notice from Trust that the Arrangement Resolution has been adopted by the Unitholders and in the absence of such delivery such registered Unitholder will be deemed to have so delivered his, her or its certificates representing Units; and

(c)	will cease to have any rights as a Unitholder in respect of the Units registered in the name of the Unitholder other than the right to be paid the fair value of the Units as determined pursuant to the Interim Order, unless:

(i)	the Trust consents to the withdrawal or abandonment of the Dissent Notice of the Unitholder;

(ii)	the Trust fails to make an offer to pay (an “Offer to Pay”) in accordance with the Interim Order;

(iii)	the Trustees elect not to proceed with the Arrangement; or

(iv)	the application by Fording to the Court for the Final Order is refused and all appeal rights in respect of such refusal have been exhausted without success;
            in which case the registered Unitholder’s rights as a Unitholder will be reinstated.
      It is important that Unitholders carefully consider these requirements as they are in some respects different from the statutory dissent provisions provided by section 190 of the CBCA.
      The filing of a Dissent Notice does not deprive a registered Unitholder of the right to vote at the Meeting; however, a registered Unitholder who has submitted a Dissent Notice and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting Unitholder and will become a Participating Unitholder for the purposes of the Arrangement. The Trust will not assume that a vote against the Arrangement Resolution or an abstention constitutes a Dissent Notice but a registered Unitholder need not vote his, her or its Units against the Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote for the Arrangement Resolution does not constitute a Dissent Notice; however, any proxy granted by a registered Unitholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxyholder from voting such Units in favour of the Arrangement Resolution and thereby causing the registered Unitholder to forfeit his, her or its Arrangement Dissent Right.
      The Trust is required, within ten days after the Unitholders approve the Arrangement Resolution, to notify each Dissenting Unitholder that the Arrangement Resolution has been adopted. Such notice is not required to be sent to any registered Unitholder who voted for the Arrangement Resolution or who has withdrawn his, her or its Dissent Notice with the consent of Trust.
      As noted above, a Demand for Payment by a Dissenting Unitholder will be deemed to have been sent at the same time that such Dissenting Unitholder’s Dissent Notice is sent. Any Dissenting Unitholder who fails to send to the Trust a Demand for Payment will be deemed to have done so within the required time frame. A Dissenting Unitholder who fails to send certificates representing the Units in respect of which he, she or it dissents will be deemed to have done so.
      Notwithstanding anything herein to the contrary, the Trust will be under no obligation to deliver the consideration, and no interest will accrue thereon, for the fair value of any Units held by a Dissenting Unitholder who accepts an Offer to Pay or who receives a court-ordered valuation for the Units, until such Dissenting Unitholder actually delivers his, her or its certificates representing the Units to the Trust c/o the Transfer Agent as provided above.
      In addition, pursuant to the Plan of Arrangement, registered Unitholders who duly exercise their Arrangement Dissent Rights and who:

(a)	are ultimately entitled to be paid fair value for their Units will be deemed to have their Units cancelled immediately prior to the Effective Time in consideration for the fair value paid to them by the Trust and will not be entitled to any other payment or consideration including any payment that would be payable under the Arrangement had such Dissenting Unitholders not exercised their Arrangement Dissent Rights; or

(b)	are ultimately not entitled, for any reason, to be paid fair value for their Units will be deemed to have participated in the Arrangement on the same basis as a Participating Unitholder.

      The Trust is required, not later than seven days after the later of the Effective Date and the date on which the Trust received the Demand for Payment of a Dissenting Unitholder, to send to each Dissenting Unitholder, an Offer to Pay for his, her or its Units in an amount considered by the Trustees to be the fair value of the Units at the close of business on the last Business Day occurring immediately prior to the date of the Meeting, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. The Trust must pay or arrange payment in cash or, at its option, Units, or a combination of cash and Units, for the Units of a Dissenting Unitholder within ten days after an Offer to Pay has been accepted by a Dissenting Unitholder, but any such offer lapses if the Trust does not receive an acceptance from a Dissenting Unitholder within 30 days after the Offer to Pay has been made.
      If the Trust fails to make an Offer to Pay for a Dissenting Unitholder’s Units, or if a Dissenting Unitholder fails to accept an Offer to Pay which has been made, the Trust may, within 50 days after the Effective Date or within such further period as the Court may allow, apply to the Court to fix a fair value for the Units of the Dissenting Unitholder. If the Trust fails to apply to the Court, a Dissenting Unitholder may apply to the Court for the same purpose within a further period of 20 days or within such further period as the Court may allow. A Dissenting Unitholder is not required to give security for costs in such an application.
      Upon an application to the Court, all Dissenting Unitholders whose Units have not then been purchased by the Trust will be joined as parties and bound by the decision of the Court, and the Trust will be required to notify each affected Dissenting Unitholder of the date, place and consequences of the application and of his, her or its right to appear and be heard in person or by counsel. Upon any such application to the Court, the court may determine whether any person is a Dissenting Unitholder who should be joined as a party, and the Court will then fix a fair value for the Units of all Dissenting Unitholders whose Units have not then been purchased by the Trust. The final order of the Court will be rendered against the Trust in favour of each Dissenting Unitholder and for the amount of the fair value of his, her or its Units as fixed by the Court. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Unitholder from the Effective Date until the date of payment. An application to the Court by either the Trust or a Dissenting Unitholder must be in the Province of Alberta.
      Registered Unitholders who are considering exercising their Arrangement Dissent Right should be aware that the requirement to obtain a judicial determination of fair value will result in delay of receipt by a Dissenting Unitholder of the consideration for such Dissenting Unitholder’s Units.
      The foregoing is only a summary of a registered Unitholder’s Arrangement Dissent Right as set out in the Interim Order and the Plan of Arrangement. A complete copy of the Plan of Arrangement is set out at Appendix “F” to this Information Circular and the form of Interim Order is attached as Appendix “D”. Upon issuance, a conformed copy of the executed Interim Order will be available on the Trust’s website at www.fording.ca, on SEDAR at www.sedar.com or will be sent free of charge upon the request of a Unitholder made to the Trust Secretary.
      For a general summary of certain income tax implications to a Dissenting Unitholder, see “Certain Canadian Federal Income Tax Considerations”.
UNITHOLDER PROPOSALS
      Any notice of a Unitholder proposal intended to be raised at the 2006 Annual Meeting of Unitholders must be submitted to the Trust at its registered office, to the attention of the Trust Secretary, on or before December 9, 2005 to be considered for inclusion in the Notice of Meeting and Management Information Circular for the 2006 Annual Meeting of Unitholders.

AUDITORS, TRANSFER AGENT AND REGISTRAR
      The auditor of the Trust is PricewaterhouseCoopers LLP, Chartered Accountants.
      Computershare Trust Company of Canada is the transfer agent and registrar for the Units at its principal offices in Calgary, Alberta, Toronto, Ontario, Montreal, Quebec, Vancouver, British Columbia, and New York, New York.
EXPENSES OF THE ARRANGEMENT
      The estimated costs to be incurred by the Trust in connection with the Arrangement including, without limitation, accounting and legal fees, the preparation and printing of this Information Circular and other out-of-pocket expenses are expected to aggregate approximately $2.1 million and will be paid by Fording.
LEGAL MATTERS
      Osler, Hoskin & Harcourt LLP, Canadian legal counsel to the Trust and Fording, has advised the Trust and Fording with respect to certain Canadian legal matters described in this Information Circular. Sidley Austin Brown & Wood LLP, United States legal counsel to the Trust and Fording, has advised the Trust and Fording with respect to certain United States legal matters described in this Information Circular.
      As of the date hereof, partners and associates of each of these firms each owned beneficially, directly or indirectly, less than 1% of the Units.
OTHER BUSINESS
      Management of the Trust is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the accompanying forms of proxy confer discretionary authority on the proxy holder to vote, in the manner such holder determines, with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting.
ADDITIONAL INFORMATION
      Additional information relating to the Trust is available on SEDAR at www.sedar.com. Financial information relating to the Trust is provided in the Trust’s Audited Annual Comparative Consolidated Financial Statements, together with the notes thereto and the auditor’s report thereon, for each of the years in the three-year period ended December 31, 2004 and in Management’s Discussion and Analysis of the financial condition and results of operations of the Trust for the fiscal year ended December 31, 2004, each of which is incorporated by reference into this Information Circular. For information on obtaining a copy of these documents, see “Documents Incorporated by Reference”.
TRUSTEES’ APPROVAL
      The contents of this Information Circular and the sending thereof to the Unitholders of the Trust have been unanimously approved by the Trustees. No Trustee or Director has informed the Trust of an intention to oppose any matter on which Unitholders will vote at the Meeting.

CERTIFICATE
      The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.
      DATED at Calgary, Alberta this 2nd day of April, 2005.
By Order of the Trustees,

Michael A. Grandin	Ronald A. Millos	James F. Jones
Chair and	Vice President and	Vice President,
Chief Executive Officer	Chief Financial Officer	Employee Relations
and Trust Secretary

APPENDIX “A”
FORDING CANADIAN COAL TRUST (the “Trust”)
ARRANGEMENT RESOLUTION
RESOLVED AS A SPECIAL RESOLUTION OF UNITHOLDERS THAT:
Plan of Arrangement

1.	The Trustees of the Trust are authorized to vote all of the common shares in the capital of Fording Inc. (the “Corporation”) held by the Trust and to undertake such other actions as are required to give effect to the arrangement (the “Arrangement”) of the Corporation under section 192 of the Canada Business Corporations Act (the “CBCA”), substantially as set forth in the plan of arrangement (the “Plan of Arrangement”) attached as Appendix “F” to the Management Information Circular of the Trust dated April 2, 2005 (the “Information Circular”) prepared in connection with the Annual and Special Meeting of Unitholders of the Trust (“Unitholders”) to be held on May 4, 2005 (the “Meeting”), with such additions, deletions or modifications as may be approved by the Trustees and announced prior to or at the Meeting (but prior to the consideration of the Arrangement Resolution).

2.	Notwithstanding that this Special Resolution has been passed by the Unitholders of the Trust or that the Arrangement has been approved by the Alberta Court of Queen’s Bench, the Trustees are hereby authorized, in their discretion and without the further approval of the Unitholders, to:

(a)	amend the Plan of Arrangement to the extent permitted under its terms and subject to the limit on the Trustees’ discretion in that regard set forth in the Information Circular;

(b)	decide not to proceed with the Arrangement at any time prior to the acceptance for filing by the Director appointed under the CBCA of the Articles of Arrangement of the Corporation; or

(c)	revoke this Special Resolution before it is acted upon.
Amendments to Declaration of Trust

3.	The amendments to the declaration of trust of the Trust (the “Declaration of Trust”) which are necessary or advisable to give effect to the Arrangement (which amendments will be reflected in an amended and restated Declaration of Trust substantially in the form attached as Schedule “A” to the Plan of Arrangement (the “Amended and Restated Declaration of Trust”) and a supplemental amendment thereto in substantially the form attached as Schedule “C” to the Plan of Arrangement (the “Supplemental Declaration Amendment”)) are authorized and approved with such additions, deletions or modifications as the Trustees shall approve, in their discretion, such approval to be conclusively evidenced by the execution of the Amended and Restated Declaration of Trust or the Supplemental Declaration Amendment, as the case may be, on behalf of the Trustees.
Royalty Reorganization

4.	The Trustees are authorized, in their discretion, to implement a Royalty Reorganization, as defined and further described in the Information Circular, provided that:

(a)	the transactions contemplated by the Plan of Arrangement are completed;

(b)	the Trustees determine that action should be undertaken in order to preserve the Trust’s mutual fund trust status under the Tax Act;

(c)	the Trustees determine that a Royalty Reorganization is a preferable alternative for ensuring that the Trust maintains its status as a mutual fund trust under the Tax Act;

(d)	Teck Cominco Limited agrees to participate in such Royalty Reorganization on its own behalf and on behalf of its affiliates; and

(e)	an advance income tax ruling is obtained from the Canada Revenue Agency in respect of such Royalty Reorganization on terms and conditions satisfactory to the Trustees.

5.	Any Trustee or officer of the Trust is authorized to execute or cause to be executed and to deliver or cause to be delivered, all such documents, agreements and instruments (including, without limitation, the Plan of

A-1

Arrangement, the Amended and Restated Declaration of Trust and the Supplemental Declaration Amendment) and to do or cause to be done all such other acts and things as such Trustee or officer shall determine to be necessary or desirable in order to carry out the intent of the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of any such document, agreement or instrument by such person or the doing of any such act or thing.

A-2

APPENDIX “B”
FORDING CANADIAN COAL TRUST (the “Trust”)
SUBDIVISION RESOLUTION
RESOLVED AS A SPECIAL RESOLUTION OF UNITHOLDERS THAT:

1.	An amendment of the Declaration of Trust establishing the Trust dated February 26, 2003, in order to provide for the subdivision of the units of the Trust on a three-for-one basis at the discretion of the Trustees in the event that:

(i)	the Arrangement Resolution (attached as Appendix “A” to the Management Information Circular of the Trust dated April 2, 2005) is approved by Unitholders of the Trust but the Arrangement is, for any reason, not completed, or

(ii)	the Arrangement Resolution is not approved by the requisite majority of Unitholders,

is authorized and approved.

2.	Any Trustee or officer of the Trust is authorized to execute or cause to be executed and to deliver or cause to be delivered, all such documents, agreements and instruments (including an amending agreement to the Declaration of Trust) and to do or cause to be done all such other acts and things as such Trustee or officer shall determine to be necessary or desirable in order to carry out the intent of the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of any such document, agreement or instrument by such person or the doing of any such act or thing.

B-1

APPENDIX “C”
FORDING CANADIAN COAL TRUST (the “Trust”)
FORDING ARTICLES RESOLUTION
RESOLVED AS A SPECIAL RESOLUTION OF UNITHOLDERS THAT:

1.	The Trustees of the Trust are authorized to vote all of the common shares in the capital of Fording Inc. (the “Corporation”) held by the Trust to amend the articles of amendment of the Corporation (the “Articles”) to remove the “Private Company Restrictions”, as such term is defined in the Management Information Circular of the Trust dated April 2, 2005, and to make such further changes to the Articles as are required as a result of the removal of the Private Company Restrictions in the manner aforesaid.

2.	Any Trustee or officer of the Trust is authorized to execute or cause to be executed and to deliver or cause to be delivered, all such documents, agreements and instruments and to do or cause to be done all such other acts and things as such Trustee or officer shall determine to be necessary or desirable in order to carry out the intent of the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of any such document, agreement or instrument by such person or the doing of any such act or thing.

C-1

APPENDIX “D”
FORM OF INTERIM ORDER
Action No.        ●
IN THE COURT OF QUEEN’S BENCH OF ALBERTA
JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED;

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING FORDING INC., FORDING CANADIAN COAL TRUST, THE UNITHOLDERS OF FORDING CANADIAN COAL TRUST AND CERTAIN CURRENT AND FUTURE SUBSIDIARIES OF THE AFOREMENTIONED ENTITIES

BEFORE THE HONOURABLE	)	At the Court House, at the City of Calgary,
MR. JUSTICE LOVECCHIO	)	in the Province of Alberta, on Tuesday
IN CHAMBERS	)	the 5th day of April, 2005
INTERIM ORDER
      UPON the application of the Petitioner, Fording Inc. (“Fording”); AND UPON hearing counsel for Fording, no one appearing for the Director (the “Director”) appointed under the Canada Business Corporations Act, R.S.C. 1985, c.C-44, as amended (“CBCA”), although duly notified of this application; AND UPON reading the Affidavit of Mr. Michael A. Grandin sworn April 4, 2005 and filed herein; AND UPON hearing the submissions of counsel for the Petitioner;
      IT IS HEREBY ORDERED THAT:
The Meeting

1.	Fording Canadian Coal Trust (the “Trust”) may call, hold and conduct an annual and special meeting (the annual and special meeting and any adjournment or postponement thereof is hereafter referred to as the “Meeting”) of the holders (the “Unitholders”) of units (the “Units”) of the Trust, to be held at The Fairmont Palliser Hotel, 133 – 9th Avenue S.W., Calgary, Alberta in the Alberta Room at 11:00 a.m. (Mountain Time) on Wednesday, May 4, 2005 to, among other things:

(a)	consider and, if deemed advisable, to pass a special resolution (the “Arrangement Resolution”) with, among others, the following terms:

(i)	authorizing the trustees of the Trust (the “Trustees”) to vote the common shares of Fording and to undertake such other actions as are required to give effect to the arrangement of Fording under Section 192 of the CBCA (the “Arrangement”) substantially on the terms set forth in the Plan of Arrangement (the “Plan of Arrangement”) which forms part of Exhibit “A” to the Affidavit of Michael A. Grandin sworn April 4, 2005, with such additions, deletions or modifications to the Plan of Arrangement as are permitted by the Plan of Arrangement and as the Trustees in their sole discretion deem appropriate; and

(ii)	authorizing and approving the amendments to the declaration of trust of the Trust (the “Declaration of Trust”) which are necessary or advisable to give effect to the Arrangement and which would provide for, among other things, the subdivision of the Units on a three-for-one basis.

2.	The Meeting shall be called, held and conducted in accordance with the Notice of Annual and Special Meeting of Unitholders (the “Notice of Annual and Special Meeting”), which forms part of Exhibit “A” to the Affidavit of Michael A. Grandin, the Declaration of Trust, the terms of this Order, any further order of this Court and the rulings and directions of the Chair of the Meeting, and, to the extent of any inconsistency or discrepancy between this Order and the Declaration of Trust, this Order shall govern.

3.	The record date for determination of the Unitholders entitled to receive the Notice of Annual and Special Meeting, the Circular and the form of proxy (collectively, the “Meeting Materials”) shall be at 5:00 p.m. (Mountain Time) on March 28, 2005 (the “Record Date”).

4.	The Meeting Materials, with such amendments or additional documents as counsel for the Petitioners may advise are necessary or desirable and are not inconsistent with the terms of this Order, shall be sent to:

(a)	registered Unitholders and non-registered Unitholders resident in Canada who have not objected to the release of their name, address and Unit ownership information to the Trust of record at 5:00 p.m. (Mountain Time) on the Record Date, at least 21 days prior to the date of the Meeting, excluding the date of mailing, delivery or transmittal and the date of the Meeting, by prepaid ordinary mail, by expedited parcel post, by courier or by delivery in person, addressed to each such Unitholders at his, her or its address, as shown on the books or records of the Trust on the Record Date or on the non-objecting beneficial owner list provided to the Trust by intermediaries pursuant to National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), as applicable;

(b)	non-registered Unitholders resident in Canada who have objected to the release of the name, address and Unit ownership information to the Trust and all non-registered Unitholders resident outside of Canada of record at 5:00 p.m. (Mountain Time) on the Record Date, by providing multiple copies of the Meeting Materials to intermediaries and registered nominees in accordance with procedures and timing requirements prescribed by NI 54-101;

(c)	the Trustees, the Trust’s auditors (“Auditors”) and the CBCA Director (the “Director”) by mailing the Meeting Materials by prepaid, ordinary mail to such persons at least 21 days prior to the date of the Meeting, excluding the date of mailing and the date of the Meeting; and

(d)	The provincial and territorial securities commissions in Canada, the Securities and Exchange Commission in the United States, the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”), by electronically filing the Meeting Materials via the System for Electronic Document Analysis and Retrieval in Canada (“SEDAR”) and the Electronic Data Gathering, Analysis and Retrieval System in the United States (“EDGAR”) at least 21 days prior to the date of the Meeting, excluding the date of filing and the date of the Meeting;

and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting.

5.	The only persons entitled to attend the Meeting are:

(a)	Unitholders or their proxies as evidenced by a validly completed form of proxy prepared specifically for use at the Meeting;

(b)	Fording’s directors and officers, the Trustees, officers of the Trust, the Auditors and the professional advisors to Fording and the Trust;

(c)	the Director; and

(d)	other persons with the permission of the Chair of the Meeting.

6.	Those persons entitled to vote at the Meeting shall be Unitholders of record as at 5:00 p.m. (Mountain Time) on the Record Date, or their respective proxies as evidenced by a validly completed form of proxy prepared specifically for use at the Meeting.

7.	The accidental failure or omission to give notice of the Meeting to any one or more Unitholders, or any failure or omission to give notice as a result of events beyond the reasonable control of the Trust (including without limitation any inability to utilize postal services) shall not constitute a breach of this

Order or a defect in the calling of the Meeting and shall not invalidate any resolution passed or proceedings taken at the Meeting.

8.	Notice of any amendments, updates or supplements to any of the information provided in the Meeting Materials may be communicated to Unitholders by press release, newspaper advertisement or by notice to Unitholders by prepaid ordinary mail to persons specified in paragraphs 4(a) and 4(b) herein, or by such other means as are determined to be the most appropriate method of communication by the Trustees in the circumstances.

9.	The quorum required at the Meeting shall be two individuals present at the opening of the Meeting being Unitholders or persons representing Unitholders by proxy who hold in the aggregate not less than 10% of the votes attached to all outstanding Units provided that, if no quorum is present within 30 minutes of the time fixed for the Meeting, the Meeting shall stand adjourned to be reconvened on a day which is not less than ten days after the date of the Meeting, as determined by the Chair of the Meeting, in the Chair’s sole discretion, and at such reconvened meeting, those persons present in person or by proxy entitled to vote at such meeting will constitute a quorum for the reconvened meeting and any business may be brought before or dealt with at such reconvened meeting which might have been brought before or dealt with at the Meeting in accordance with the Notice of Annual and Special Meeting.

10.	Unitholders present or represented by proxy at the Meeting shall vote together on the Arrangement Resolution as a single class.

11.	The votes shall be taken at the Meeting on the basis of one vote per Unit and, subject to further order of this Court, the vote required to pass the Arrangement Resolution shall be the affirmative vote of at least 66 2/3% of the votes cast in respect of the Arrangement Resolution by the Unitholders present or represented by proxy at the Meeting and for this purpose any spoiled votes, illegible votes, defective votes and abstentions shall be deemed not to be votes cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

12.	The Trustees on behalf of the Trust, if deemed advisable, may adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of Unitholders respecting the adjournment or postponement and notice of any such adjournment or postponement shall be given by press release, newspaper advertisement, or by notice to the Unitholders by prepaid ordinary mail to persons specified in paragraphs 4(a) and 4(b) herein, or by such other means as determined to be the most appropriate method of communication by the Trustees in the circumstances.

13.	The Meeting Materials, any amendments, updates or supplements to any of the Meeting Materials, and any notice of any adjournment or postponement of the Meeting, shall be deemed to have been received by the Unitholder three days after delivery thereof to the post office.

14.	The Trustees on behalf of the Trust may make such amendments, modifications, revisions or supplements to the Plan of Arrangement prior to the Effective Time as are permitted under its terms and as the Trustees, in their sole discretion, determine to be appropriate, without any additional notice to the Unitholders, unless this Honourable Court shall direct otherwise. However, the Trustees will not exercise their discretion to amend, modify, or supplement the Plan of Arrangement if such changes would result in the Unitholders being treated in a way that is materially different, and adverse, as compared to the treatment described in the Circular.

15.	The scrutineers for the Meeting shall be Computershare Trust Company of Canada (acting through its representatives for that purpose) and their duties shall include:

(a)	invigilating and reporting to the Chair of the Meeting on the deposit and the validity of the proxies;

(b)	reporting to the Chair of the Meeting on the quorum of the Meeting;

(c)	reporting to the Chair of the Meeting on the polls taken or ballots cast at the Meeting; and

(d)	providing to the Trustees and to the Chair written reports on matters related to their duties.

16.	The only proxies to be counted at the Meeting shall be those on completed forms of proxy prepared for purposes of the Meeting and Unitholders shall be entitled to complete such proxies. The Trust is hereby authorized to use the form of proxy for Unitholders in substantially the same form as is attached as part of Exhibit “A” to the Affidavit of Michael A. Grandin and is authorized, at its expense, to solicit proxies, directly or through its officers, directors and employees (including those of Fording), and through such agents or representatives as it may retain for the purpose, by mail, telephone or such other forms of personal or electronic communication as it may determine.

17.	The procedure for the use of proxies at the Meeting, the communication of voting instructions by Unitholders to their intermediaries or Computershare Trust Company of Canada and the revocation of such proxies and voting instructions shall be as set out in the Circular or as the Chair of the Meeting shall determine.

18.	The Trust may waive generally any time limits for the deposit of proxies or communication of voting instructions by the Unitholders, if the Trustees in the exercise of their discretion deem it advisable to do so.

Dissent Rights

19.	Unitholders shall be afforded rights of dissent and valuation with respect to their Units in connection with the Arrangement, as provided in section 190 of the CBCA as though their Units were shares in a corporation governed by the CBCA, as modified by the terms of the Plan of Arrangement and this Order, including without limitation that:

(a)	only those Unitholders who held Units at 5:00 p.m. (Mountain Time) on the Record Date will be entitled to dissent in respect of the Arrangement. Unitholders acquiring Units after such time will not be afforded rights of dissent in respect of the Arrangement;

(b)	to be entitled to dissent a Unitholder must be a Unitholder of record and the written objection of that Unitholder must be delivered on or before 10:00 a.m. (Mountain Time) on Monday, May 2, 2005 to the Trust c/o Computershare Trust Company of Canada, Suite 600, 530 – 8th Avenue SW, Calgary, Alberta, T2P 3S8 (Attention: Stock Transfer Services), by personal delivery, courier, mail or by facsimile transmission to (403) 267-6529 (Attention: Stock Transfer Services), with a copy to the Trust Secretary at Suite 1000, Fording Place, 205 – 9th Avenue S.E., Calgary, Alberta, T2G 0R3, or otherwise at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment or postponement of the Meeting;

(c)	upon sending a written objection in accordance with subparagraph 19(b), a dissenting registered Unitholder who does not subsequently vote in favour of the Arrangement Resolution shall be deemed to have irrevocably exercised his, her or its dissent rights with respect to all of the Units registered in his, her or its name and shall not, without the consent of the Trust, be entitled to withdraw or abandon the exercise of such dissent right;

(d)	any registered Unitholder who sends a written objection in accordance with subparagraph 19(b) herein shall:

(i)	be deemed to have concurrently provided the notice referred to in subsection 190(7) of the CBCA;

(ii)	deliver his, her or its Unit certificates to the Trust c/o Computershare Trust Company of Canada, at Suite 600, 530–8th Avenue SW, Calgary, Alberta, T2P 3S8 (Attention: Stock Transfer Services) within 30 days after receiving the written notice referred to in subsection 190(6) of the CBCA, and in the absence of such delivery, such Unitholder shall be deemed to have so delivered his, her or its Unit certificates; and

(iii)	cease to have any rights as a Unitholder except the right to be paid fair value and without limiting the generality of the foregoing is hereby prohibited from transferring, conveying, selling, tendering or otherwise dealing with his, her or its Unit certificates to any third party;

(e)	the fair value of the Units held by any dissenting Unitholder, referred to in subsection 190(3) of the CBCA, shall be determined as of the close of business on the last business day occurring immediately prior to the date of the Meeting;

(f)	a dissenting Unitholder shall be entitled to receive fair value in cash or, at the option of the Trust in Units or a combination of cash and Units, provided Units are at the time of payment listed and posted for trading on a North American stock exchange or quotation system. Where the Trust elects to pay fair value in Units, whether in whole or in part, the Trust shall also pay to such dissenting Unitholder an amount on account of the reasonable ordinary course brokerage charges that would be incurred by a holder in disposing of a comparable number of Units through the market. The number of Units issuable by the Trust to a dissenting Unitholder in lieu of making a cash payment, if such option is exercised, shall be determined by reference to the weighted average closing price as quoted on the TSX (or, if the Units are not then listed and posted for trading on the TSX, on another North American Stock Exchange or quotation system), for the five trading days immediately preceding the date of the judicial determination of value, or acceptance by the dissenting Unitholder of an offer to pay under subsection 190(14) of the CBCA;

(g)	a dissenting Unitholder’s rights will be reinstated where:

(i)	the Trust consents to the withdrawal or abandonment of the dissenting Unitholder’s written notice provided in accordance with subparagraph 19(d)(ii);

(ii)	the Trust fails to make an offer in accordance with subsection 190(12) of the CBCA;

(iii)	the Trustees elect not to proceed with the Arrangement; or

(iv)	the application by Fording to this Court for the Final Order (as defined herein) is refused and all appeal rights in respect of such refusal have been exhausted without success;

(h)	a dissenting Unitholder who has not actually surrendered his, her or its Unit certificates and who:

(i)	accepts an offer to pay as contemplated under subsection 190(14) of the CBCA; or

(ii)	receives a court-ordered valuation as contemplated under subsection 190(22) of the CBCA;

shall not be entitled to receive payment in cash or in Units, and no interest shall accrue, until such dissenting Unitholder actually delivers his, her or its Unit certificates.
Service of Court Materials

20.	For the purposes of this Order, service of the Petition herein and the Affidavit of Michael A. Grandin only on the Director is hereby confirmed as good and sufficient service and service on any other person except as provided in this Order is hereby dispensed with.

21.	The Trust shall include in the Meeting Materials a copy of the form of this Order and the Notice of Petition (collectively, the “Court Materials”), and the Court Materials shall be deemed to have been received by the Unitholders at the times specified in accordance with paragraph 13 herein, whether those persons reside within Alberta or within another jurisdiction.

22.	As soon as practicable following issuance and filing of this Order with this Honourable Court, the Petitioner shall cause a conformed copy of the executed form of this Order to be posted on the website of the Trust at www.fording.ca, will be filed and available for review on SEDAR at www.sedar.com or can be obtained on request without charge from the Trust Secretary at Suite 1000, Fording Place, 205 – 9th Avenue S.E., Calgary, Alberta, T2G 0R4 (telephone: (403) 260-9800).

23.	The sending of the Court Materials in accordance with this Order shall constitute good and sufficient service of the within proceedings upon all persons who are entitled to receive notice and no other form of service need be made and no other material need be served on such persons in respect of these proceedings.
Application for Final Order

24.	Upon approval by the Unitholders of the Arrangement, in the manner set forth in this Order, the Petitioner may apply to this Court for an order approving the Arrangement (the “Final Order”), which application shall be heard at the Courthouse at May 9, 2005 at 9:30 a.m. (Mountain Time), or so soon thereafter as counsel may be heard.

25.	Any person desiring to appear at the hearing of the application for the Final Order shall file with the Court and deliver to the Petitioner’s solicitors: Osler, Hoskin & Harcourt LLP, Suite 1900, 333 – 7th Avenue SW, Calgary, Alberta, T2P 2Z1, Attention: Tristram J. Mallett a Notice of Intention to Appear together with a copy of any evidence or material which is to be presented to the Court at the hearing of the application for the Final Order, on or before 4:30 p.m. (Mountain Time) on May 3, 2005. In the event that a favourable Advance Tax Ruling is not obtained from CRA by May 6, 2005, the hearing for the Final Order may be adjourned. If the application for the Final Order is adjourned for any reason, only those persons who delivered a Notice of Intention to Appear as provided for in this paragraph shall be served with notice of the adjourned hearing date. The adjourned hearing date will be made known to all other persons by way of a press release to be issued by the Trust.
Variation of Interim Order

26.	The Petitioner shall be entitled, at any time, to seek leave to vary this Order upon such terms and upon the giving of such notice as this Court may direct.

J.C.C.Q.B.A.
ENTERED this 5th day of April, 2005

CLERK OF THE COURT

Action No.

IN THE COURT OF QUEEN’S BENCH
OF ALBERTA

JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED;

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING FORDING INC., FORDING CANADIAN COAL TRUST, THE UNITHOLDERS OF FORDING CANADIAN COAL TRUST AND CERTAIN CURRENT AND FUTURE SUBSIDIARIES OF THE AFOREMENTIONED ENTITIES

INTERIM ORDER

OSLER, HOSKIN & HARCOURT LLP
Barristers and Solicitors
1900, 333 – 7th Avenue SW
Calgary, Alberta T2P 2Z1
Solicitor: Tristram J. Mallett
Telephone: (403) 260-7041
Fax: (403) 260-7024

APPENDIX “E”
NOTICE OF PETITION
Action No.
IN THE COURT OF QUEEN’S BENCH OF ALBERTA
JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED;

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING FORDING INC., FORDING CANADIAN COAL TRUST, THE UNITHOLDERS OF FORDING CANADIAN COAL TRUST AND CERTAIN CURRENT AND FUTURE SUBSIDIARIES OF THE AFOREMENTIONED ENTITIES
NOTICE OF PETITION
NOTICE IS HEREBY GIVEN that a petition (the “Petition”) has been filed with the Court of Queen’s Bench of Alberta, Judicial Centre of Calgary (the “Court”) on behalf of Fording Inc. (“Fording”) with respect to a proposed arrangement (the“Arrangement”) under section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”), involving Fording, the Trust and its unitholders (“Unitholders”), Elk Valley Coal Partnership and certain current and future subsidiaries thereof, which Arrangement is described in greater detail in the management information circular of the Trust dated April 2, 2005 (the “Circular”) accompanying this Notice of Petition.
AND NOTICE IS FURTHER GIVEN that the said Petition is directed to be heard before a Justice of the Court of Queen’s Bench of Alberta, 611 – 4th Street S.W., Calgary, Alberta (the “Court”), on the 9th day of May, 2005, at 9:30 a.m. (Calgary time), or as soon thereafter as counsel may be heard. At the hearing of the Petition, Fording intends to seek the following:

(a)	an order approving the Arrangement pursuant to section 192 of the CBCA; and

(b)	such other and further orders, declarations and directions as the Court may deem just.
Any Unitholder or any other interested party desiring to support or oppose the Petition, may appear at the time of hearing in person or by counsel for that purpose. Any Unitholder or any other interested party desiring to appear at the hearing is required to file with the Court, and serve upon Fording on or before 4:30 p.m. (Calgary time) on May 3, 2005, a Notice of Intention to Appear, including an address for service in the Province of Alberta together with any evidence or materials which are to be presented to the Court. Service on Fording is to be effected by delivery to the solicitors for Fording at Osler, Hoskin & Harcourt LLP, Suite 1900, 333 – 9th Avenue S.W., Calgary, Alberta, T2P 2Z1 Attention: Tristram J. Mallett. If any Unitholder or any other interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.
AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by Fording and that in the event the hearing of the Petition is adjourned only those persons who have appeared before the Court at the hearing of the application shall be served with notice of the adjourned date.
AND NOTICE IS FURTHER GIVEN that the Court, by Order dated April 5, 2005, has given directions as to the calling of a meeting of Unitholders for the purpose of having Unitholders consider and, if deemed advisable, pass a special resolution to approve the Arrangement and has directed that the right to dissent with respect to the Arrangement under the provisions of section 190 of the CBCA, as amended by such Order, shall be applicable for registered Unitholders.

E-1

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Unitholder or other interested party requesting the same by the under mentioned solicitors for Fording upon written request delivered to such solicitors as follows:

Osler, Hoskin & Harcourt LLP
Suite 1900, 333 – 7th Avenue S.W.
Calgary, Alberta T2P 2Z1

Attention: Tristram J. Mallett
SIGNED at the City of Calgary, in the Province of Alberta.

BY ORDER OF THE BOARD OF DIRECTORS OF FORDING INC.

By:	“Michael A. Grandin”

Name: Michael A. Grandin
Title: Chairman and Chief Executive Officer

E-2

APPENDIX “F”
PLAN OF ARRANGEMENT
PLAN OF ARRANGEMENT MADE PURSUANT TO SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT INVOLVING, AMONG
OTHERS, FORDING INC., FORDING CANADIAN COAL TRUST IN ITS CAPACITY
AS SOLE SHAREHOLDER OF FORDING INC., AND THE UNITHOLDERS OF
FORDING CANADIAN COAL TRUST

ARTICLE 1
INTERPRETATION
1.1    Definitions
        In this Plan of Arrangement, the following terms have the following respective meanings:

(a)	“Amended and Restated Declaration of Trust” means the amended and restated Declaration of Trust of the Trust substantially in the form attached to this Plan as Schedule “A”;

(b)	“Arrangement” means the arrangement under Section 192 of the CBCA described in this Plan of Arrangement involving the Corporation, the Trust, the Unitholders, Newco2, Fording LLC, Fording ULC, Fording LP and certain wholly-owned subsidiaries of the foregoing and, following the amalgamation of Fording and Newco2, Fording Amalco;

(c)	“Arrangement Dissent Rights” means the right of dissent provided for in the Interim Order and this Plan of Arrangement and available to Unitholders in connection with the Arrangement;

(d)	“Arrangement Resolution” means the special resolution of the Unitholders, substantially in the form attached as Appendix A to the Information Circular, authorizing, among other things:

(i)	the Trustees to vote the Fording Shares in favour of, and to undertake such other actions as are required to give effect to, the Arrangement, and

(ii)	the amendments to the Declaration of Trust necessary or advisable to give effect to the Arrangement (which amendments will be reflected in the Amended and Restated Declaration of Trust and the Supplemental Declaration Amendment);

(e)	“Bank Debt” means the indebtedness of Fording to a syndicate of lenders under a credit agreement dated as of February 11, 2005 between Fording and the EVC Partnership, as borrowers, Royal Bank of Canada, The Bank of Nova Scotia and a syndicate of other financial institutions, as lenders;

(f)	“Business Day” means a day, which is not a Saturday, Sunday or statutory holiday in the Provinces of Alberta or British Columbia, on which the principal commercial banks in downtown Calgary and Vancouver are generally open for the transaction of commercial banking business;

(g)	“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;

(h)	“Certificate of Arrangement” means the certificate or proof of filing of the Articles of Arrangement to be issued pursuant to Section 192(7) of the CBCA;

(i)	“Class A Redemption Amount” means the aggregate redemption price for which either Newco2 or Fording Amalco, as the case may be, can, at its election, redeem the outstanding Class A Shares. The Class A Redemption Amount is an amount equal to $0.01 per share plus the amount of all declared but unpaid dividends thereon, multiplied by the number of Class A Shares outstanding immediately prior to the time of redemption. The Class A Redemption Amount may be paid in Units;

(j)	“Class A Shares” means Class A Preferred Shares in the capital of Newco2, which shares will be listed for trading on the TSX in connection with the Arrangement. Following the amalgamation of Newco2 and Fording pursuant to Section 3.1(h) of the Plan of Arrangement, “Class A Shares” means the Class A Preferred Shares in the capital of Fording Amalco;

(k)	“Class A Subscription Proceeds” means the subscription proceeds of $0.01 per Class A Share in respect of the issuance of Class A Shares by Newco2 to the Trust pursuant to Section 3.1(d) of the Plan of Arrangement;

(l)	“Class B Redemption Amount” means the aggregate redemption price for which either Newco2 or Fording Amalco, as the case may be, can, at its election, redeem the outstanding Class B Shares. The Class B Redemption Amount is an amount equal to the aggregate fair market value of the Fording Shares and Fording Subordinated Notes at the time of their transfer by the Trust to Newco2 in consideration for Class B Shares pursuant to Section 3.1(f) of the Plan of Arrangement, plus the aggregate amount of all declared but unpaid dividends on the Class B Shares outstanding immediately prior to the time of redemption. The Class B Redemption Amount may be paid in Units including Special Units;

(m)	“Class B Shares” means the Class B Preferred Shares in the capital of Newco2. Following the amalgamation of Newco2 and Fording pursuant to Section 3.1(h) of the Plan of Arrangement, “Class B Shares” means the Class B Preferred Shares in the capital of Fording Amalco;

(n)	“Corporation” or “Fording” means Fording Inc., a corporation existing under the CBCA, all of the outstanding shares of which are, immediately prior to the Effective Time, owned by the Trust;

(o)	“Court” means the Court of Queen’s Bench of Alberta;

(p)	“Declaration of Trust” means the declaration of trust dated February 26, 2003, pursuant to which the Trust was created;

(q)	“Depository” means Computershare Trust Company of Canada as the registrar and transfer agent of the Units;

(r)	“Derivative Contracts” means the foreign exchange forward contracts that are outstanding immediately prior to the Effective Time which are used by Fording to manage its foreign currency exposure to changes in the United States dollar exchange rate;

(s)	“Director” means the Director appointed under Section 260 of the CBCA;

(t)	“Dissenting Unitholder” means a Person who was a Unitholder on March 28, 2005 who has duly exercised, and who does not, prior to the time at which the Arrangement Resolution is approved, withdraw or otherwise relinquish his, her or its Arrangement Dissent Rights;

(u)	“Effective Date” means the date shown on the Certificate of Arrangement;

(v)	“Effective Time” means the first moment in time on the Effective Date;

(w)	“EVC Partnership” means the Elk Valley Coal Partnership, a general partnership existing under the laws of Alberta;

(x)	“EVC Partnership Interest” means the interest of Fording in the EVC Partnership immediately prior to the Effective Time, and following the amalgamation of Newco2 and Fording pursuant to Section 3.1(h) of the Plan of Arrangement, the interest of Fording Amalco in the EVC Partnership;

(y)	“Fording Amalco” means the corporation existing under the laws of Canada that will be formed from the amalgamation of Fording and Newco2 pursuant to Section 3.1(h) of the Plan of Arrangement;

(z)	“Fording Amalco Assets” means all of the assets beneficially owned by Fording Amalco immediately following the transfer of the EVC Partnership Interest and the Derivative Contracts to Fording LP pursuant to Section 3.1(j) of the Plan of Arrangement including, in particular:

(i)	the Fording LP Interest,

(ii)	the LLC Interest,

(iii)	the Subsidiary Shares,

(iv)	the U.S. Subco Debt, and

(v)	the Class A Subscription Proceeds,

but excluding the Residual Cash Reserve;

(aa)	“Fording LLC” means the limited liability company organized under the laws of the State of Delaware, all of the outstanding membership interests of which are, immediately prior to the Effective Time, held by Fording;

(bb)	“Fording LP” means the Fording Limited Partnership, a limited partnership formed under the laws of the Province of Alberta the partners of which will be, following completion of the Arrangement, Fording ULC and the Trust;

(cc)	“Fording LP Interest” means the aggregate limited partnership interest of Fording Amalco in Fording LP following the contribution of the EVC Partnership Interest and the Derivative Contracts by Fording Amalco to Fording LP pursuant to Section 3.1(j) of the Plan of Arrangement;

(dd)	“Fording Shares” means all of the issued and outstanding common shares in the capital of Fording;

(ee)	“Fording Subordinated Notes” means the three interest bearing promissory notes of Fording held by the Trust immediately prior to the Effective Time in the aggregate principal amount of $1,565,686,520 and issued pursuant to the note indenture made as of February 28, 2003 between Fording and Computershare Trust Company of Canada, as supplemented by a supplemental note indenture made as of February 28, 2003, a supplemental note indenture dated May 12, 2004 and a supplemental note indenture dated February 18, 2005;

(ff)	“Fording ULC” means an unlimited liability company incorporated under the Companies Act (Nova Scotia), all of the outstanding shares of which are held by Fording LLC immediately prior to the Effective Time. Fording ULC will be the general partner of Fording LP following completion of the Arrangement;

(gg)	“Information Circular” means, collectively, the Notice of Annual and Special Meeting, Notice of Petition and Information Circular of the Trust dated April 2, 2005, prepared in connection with the Arrangement;

(hh)	“Interim Order” means the order of the Court expected to be dated on or about April 5, 2005, confirming, among other things, the calling and holding of the Meeting and the voting thereat, as such order may be amended or varied;

(ii)	“LLC Interest” means the membership interest in Fording LLC held by Fording immediately prior to the Effective Time;

(jj)	“Meeting” means the annual and special meeting of Unitholders to be held on May 4, 2005 including any adjournment(s) or postponement(s) thereof, to consider and to vote upon, among other things, the Arrangement Resolution;

(kk)	“Newco2” means the corporation existing under the CBCA, all of the shares of which are held by the Trust immediately prior to the Effective Time. Newco2 will, pursuant to Section 3.1(h) of the Plan of Arrangement, be amalgamated with Fording in order to form Fording Amalco;

(ll)	“Participating Unitholders” means all of the Unitholders immediately prior to the Effective Time other than the Dissenting Unitholders;

(mm)	“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate and where the context requires any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

(nn)	“Plan of Arrangement” or “Plan” means this plan of arrangement and any amendment or variation made in accordance with the terms hereof;

(oo)	“Residual Cash Reserve” means a cash reserve that will not be transferred to the Trust pursuant to Section 3.1(n), but will be left in Fording Amalco in order to discharge liabilities of Fording, including liability for tax, existing prior to the Effective Time;

(pp)	“Share Registries” has the meaning ascribed to it in Section 5.1 hereof;

(qq)	“Special Units” means the Units issued to Fording Amalco at Section 3.1(m) and Section 3.1(n) of this Plan of Arrangement, which Units enjoy the benefit of the subordination of the distribution entitlement of Participating Unitholders provided for at Section 3.1(b) of the Plan. The Special Units will be issued under the Declaration of Trust and, other than the aforementioned subordination benefit, are the same as Units in every respect;

(rr)	“Subsidiary Shares” means the shares of U.S. Subco, 627066 Alberta Ltd., Minera NYCO S.A. de C.V. and NYCOMEX S.A. de C.V., which are directly owned by Fording and, following the amalgamation of Newco2 and Fording pursuant to Section 3.1(h) of the Plan of Arrangement, will be directly owned by Fording Amalco;

(ss)	“Supplemental Declaration Amendment” means the amendment of the Amended and Restated Declaration of Trust substantially in the form attached to this Plan as Schedule “C” that, upon becoming effective on the Supplemental Declaration Effective Date, will give effect to, and constitute evidence of, the Unit subdivision contemplated by Section 3.1(u) of this Plan of Arrangement;

(tt)	“Supplemental Declaration Effective Date” means the day which is the seventh clear trading day on the TSX following the Effective Date or such other day or days as shall be determined by the Trustees of the Trust in their discretion;

(uu)	“Supplemental Declaration Effective Time” means the first moment in time on the Supplemental Declaration Effective Date;

(vv)	“Tax Act” means the Income Tax Act, R.S.C. 1985, c.1 (5th Supp.), as amended;

(ww)	“Trust” means the Fording Canadian Coal Trust, a trust established under the laws of Alberta on February 26, 2003 pursuant to the Declaration of Trust;

(xx)	“TSX” means the Toronto Stock Exchange;

(yy)	“Unit” means a trust unit of the Trust;

(zz)	“Unitholder” means a holder of Units;

(aaa)	“Unitholder Rights Plan” means the Trust’s Unitholder Rights Plan;

(bbb)	“U.S. Subco” means NYCO Minerals, Inc., a corporation existing under the laws of the State of Delaware and a wholly-owned subsidiary of Fording; and

(ccc)	“U.S. Subco Debt” means the indebtedness of U.S. Subco to Fording immediately prior to the Effective Time.
1.2    Certain Rules of Interpretation
        In this Plan:

(a)	Currency — Unless otherwise specified, all references to money amounts are to the lawful currency of Canada.

(b)	Headings — Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Plan.

(c)	Including — Where the word “including” or “includes” is used in this Plan, it means “including (or includes) without limitation”.

(d)	Number and Gender — Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(e)	Statutory references — A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation.

(f)	Time Periods — Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.
1.3    Schedules
        The Schedules to this Plan, as listed below, are an integral part of this Plan:

Schedule	Description

Schedule “A” —	Amended and Restated Declaration of Trust
Schedule “B” —	Amalgamation Provisions
Schedule “C” —	Supplemental Declaration Amendment

ARTICLE 2
EFFECT OF THE ARRANGEMENT
2.1    Effectiveness
        The provisions of the Plan of Arrangement will become effective as follows:

(a)	Upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, Sections 3.1(a) to 3.1(t) of this Plan of Arrangement will become effective.

(b)	Upon the Supplemental Declaration Effective Date, Section 3.1(u) of this Plan of Arrangement will become effective.

(c)	The effectiveness of this Plan of Arrangement will occur as aforesaid and will be binding without any further authorization, act or formality on the part of the parties participating in the Plan, the Court or the Director, from and after the relevant time of effectiveness.

(d)	Other than as expressly provided for in this Section 2.1 and in Article 3, no portion of this Plan of Arrangement shall take effect with respect to any party or Person until the Effective Time. Furthermore, each of the events listed in Section 3.1(a) through to Section 3.1(t) shall be, without affecting the timing set out in Section 3.1, mutually conditional, such that no event described in those sections may occur without all steps occurring, and those events, together with the events contemplated at Section 3.1(u), shall effect the integrated transaction which constitutes the Arrangement.

(e)	For United States federal income tax purposes, this Plan of Arrangement shall constitute a plan of complete liquidation of the Corporation.
ARTICLE 3
ARRANGEMENT
3.1    Events Occurring Within the Plan
        Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur, except as otherwise expressly noted, one minute apart and in the following order without any further act or formality:

(a)	The operation of the Unitholders Rights Plan will be suspended;

(b)	All Participating Unitholders will, effective upon the first issuance of the Special Units at Section 3.1(m) of the Plan, be deemed to subordinate their entitlement to receive distributions from the Trust in respect of their Units to the right of the holder of the Special Units to receive distributions from the Trust in respect of such Units such that Participating Unitholders will not receive any distributions from the Trust in respect of their Units, other than the distributions to be undertaken pursuant to Section 3.1(e) of the Plan of Arrangement, until the earlier of:

(i)	the date on which an aggregate amount has been paid to the holder of the Special Units in respect of such Special Units equal to the Class B Redemption Amount; or

(ii)	the time at which there are no Special Units issued and outstanding which shall occur pursuant to Section 3.1(p) of the Plan of Arrangement;

(c)	Fording will:

(i)	pay to the Trust the amount of all interest on the Fording Subordinated Notes accrued but unpaid as of the time immediately prior to the Effective Time; and

(ii)	pay to the lenders under the Bank Debt the amount of all interest on the Bank Debt accrued but unpaid as of the time immediately prior to the Effective Time;

(d)	The Trust will subscribe for that number of Class A Shares that is equal to the number of issued and outstanding Units held by Participating Unitholders immediately prior to the Effective Time in consideration for a cash payment of $0.01 per Class A Share;

(e)	The Trust will undertake a return of capital in respect of the Units as follows:

(i)	the Trust will distribute that number of Class A Shares to each Participating Unitholder equal to the number of Units held by the Participating Unitholder as of the time immediately prior to the Effective Time;

(ii)	the Trust will immediately remit to the Receiver General, on behalf of each Participating Unitholder that is not a resident of Canada, an amount equal to the amount required by the Tax Act to be withheld on behalf of the Participating Unitholder (taking into account the amount so remitted on behalf of that Unitholder) in respect of the return of capital, including amounts required to be withheld under proposed subsection 218.3(2) of the Tax Act; and

(iii)	the Trust will, shortly after completion of the Arrangement, pay to each Participating Unitholder who is a resident of Canada an amount per Unit, in respect of each Unit held by such Unitholder as of the time immediately prior to the Effective Time, equal to the amount remitted to the Receiver General for every Unit held by a non-resident of Canada as aforesaid;

(f)	The Trust will transfer the Fording Shares and the Fording Subordinated Notes to Newco2 for an aggregate purchase price equal to the aggregate fair market value of the Fording Shares and Fording Subordinated Notes so transferred. Newco2 will satisfy the Purchase Price by issuing to the Trust 1,000,000 Class B Shares;

(g)	The stated capital account maintained by Fording for the Fording Shares will be reduced to $1.00 without payment of any amount in respect of those shares;

(h)	Newco2 and Fording will amalgamate to form Fording Amalco on the terms set forth at Schedule “B” to this Plan of Arrangement;

(i)	Fording Amalco will make a cash contribution to the capital of Fording LLC which will in turn make a cash contribution to the capital of Fording ULC in the same amount to enable Fording ULC to make the cash contribution to Fording LP in Section 3.1(k) of the Plan;

(j)	Fording Amalco will contribute to the capital of Fording LP:

(i)	the EVC Partnership Interest; and

(ii)	the Derivative Contracts;

and Fording LP will assume the obligations and other liabilities associated with the EVC Partnership Interest (other than amounts advanced by loan to Fording pursuant to Section 9.2 of the partnership agreement governing the EVC Partnership) and the Derivative Contracts so contributed. Thereafter, the respective partnership interests of Fording Amalco and Fording ULC will be correspondingly adjusted in accordance with the terms of the partnership agreement governing Fording LP;

(k)	Concurrently with Section 3.1(j) above, Fording ULC will make a cash contribution to the capital of Fording LP in the amount required such that the total fair market value of the contributions made to the capital of Fording LP by Fording ULC prior to and including this Section 3.1(k) will equal 0.01% of the total fair market value of all contributions to the capital of Fording LP made by Fording ULC, Fording and Fording Amalco prior to and including this Section 3.1(k). Thereafter, the respective partnership interests of Fording Amalco and Fording ULC will be correspondingly adjusted in accordance with the terms of the partnership agreement governing Fording LP;

(l)	Following the contribution of Fording ULC at Section 3.1(k) above and the contribution of Fording Amalco at Section 3.1(j) above, the respective interests of Fording ULC and Fording Amalco in Fording LP will be as follows:

(i)	Fording ULC — 0.01% general partnership interest; and

(ii)	Fording Amalco — 99.99% limited partnership interest;

(m)	Fording Amalco will transfer the Fording LP Interest to the Trust in consideration for:

(i)	that number of Special Units having an aggregate fair market value equal to the fair market value of the Fording LP Interest less the aggregate principal amount of the debt referred to in (ii) below; and

(ii)	assumption by the Trust of the Bank Debt;

(n)	Fording Amalco will transfer the remaining Fording Amalco Assets to the Trust in consideration for:

(i)	that number of Units having an aggregate fair market value equal to the Class A Redemption Amount (assuming that no Special Units are outstanding); and

(ii)	that number of Special Units having an aggregate fair market value equal to the fair market value of the remaining Fording Amalco Assets less the fair market value of the Units described in (i) above;

(o)	Fording Amalco will redeem all of the issued and outstanding Class B Shares held by the Trust in consideration of the payment of the Class B Redemption Amount. The Class B Redemption Amount will be satisfied through the transfer to the Trust of all the Special Units acquired by Fording Amalco in Sections 3.1(m)(i) and (n)(ii) above;

(p)	The Trust will cancel the Special Units transferred to it on the redemption of the Class B Shares whereupon the subordination by the Participating Unitholders in connection with their Units described at Section 3.1(b) will terminate;

(q)	Fording Amalco will redeem all of the issued and outstanding Class A Shares held by the Participating Unitholders in consideration of the payment of the Class A Redemption Amount. The Class A Redemption Amount will be satisfied by the transfer to Participating Unitholders of their pro rata share of the Units acquired by Fording Amalco in Section 3.1(n)(i) above;

(r)	The outstanding Units will be consolidated so that the number of Units outstanding following the consolidation will be equal to the number of Units outstanding at the Effective Time;

(s)	The Amended and Restated Declaration of Trust will become effective;

(t)	The Unitholder Rights Plan will become effective; and

(u)	On the Supplemental Declaration Effective Date, the Supplemental Declaration Amendment will become effective with the result that Units held by Unitholders of record immediately prior to the Supplemental Declaration Effective Time, other than Dissenting Unitholders, will be subdivided on a three-for-one basis.
ARTICLE 4
STATED CAPITAL ADDITIONS
4.1    Additions to Stated Capital
        The amounts added to the stated capital accounts maintained by Newco2 in respect of the issuances of shares of its capital stock under the Plan will be as follows:

(a)	in connection with the issuance of Class A Shares pursuant to Section 3.1(d) of the Plan, the amount of $0.01 per share multiplied by the number of Class A Shares so issued, shall be added to the stated capital account maintained by Newco2 in respect of the Class A Shares; and

(b)	in connection with the issuance of Class B Shares pursuant to Section 3.1(f) of the Plan, the amount that is equal to the fair market value of the consideration received by Newco2 for the issuance thereof, being the fair market value of the Fording Shares and the Fording Subordinated Notes at the time they are transferred to Newco2, shall be added to the stated capital account maintained by Newco2 in respect of the Class B Shares.

ARTICLE 5
DISTRIBUTION AND REDEMPTION OF CLASS A SHARES AND CLASS B SHARES
5.1    Evidence of Ownership of the Class A Shares and Class B Shares
        The issuance of the Class A Shares to Participating Unitholders pursuant to Section 3.1(d) of the Plan and the issuance of Class B Shares to the Trust pursuant to Section 3.1(f) of the Plan, and thereafter, the ownership of such securities by such Persons, as well as the transferees of such Persons, shall be evidenced through additions to a registry maintained on behalf of Newco2 or Fording Amalco, as the case may be, in respect of the Class A Shares and Class B Shares (the “Share Registries”) and no certificates will be issued for such securities as part of the Plan of Arrangement.
5.2    Redemption of Class A Shares and Class B Shares
        The redemption of the Class A Shares pursuant to Section 3.1(q) of the Plan and the redemption of the Class B Shares pursuant to Section 3.1(o) of the Plan will be evidenced by recording such transactions on the Share Registries.
ARTICLE 6
DISSENTING UNITHOLDERS
6.1    Dissenting Unitholders
        Dissenting Unitholders who duly exercise their Arrangement Dissent Rights and who:

(a)	are ultimately entitled to be paid fair value for their Units shall have their Units cancelled as of the Effective Time and prior to commencement of the transactions referred to in Section 3.1 hereof in consideration of the fair value to be paid to them and will not be entitled to any other payment or consideration including any payment that would be payable under the Arrangement had such holders not exercised their Arrangement Dissent Rights; or

(b)	are ultimately not entitled, for any reason, to be paid fair value for their Units will be deemed to have participated in the Arrangement on the same basis as Participating Unitholders.
6.2    Recognition of Dissenting Unitholders
        Neither the Trust, Fording LP, Fording Amalco, Fording LLC, Fording ULC, the EVC Partnership, the Unitholders nor any other Person shall be required to recognize a Dissenting Unitholder as a holder of Units from and after the Effective Time, nor as having any interest in the Trust other than in the circumstances where the Trust elects to deliver moneys-worth of Units in satisfaction of its obligation to pay fair value to a Dissenting Unitholder. From and after the Effective Time, the names of Dissenting Unitholders shall be deleted from the register of holders of Units maintained by the Trust.
ARTICLE 7
ISSUANCE OF CERTIFICATES IN CONNECTION WITH UNIT SUBDIVISION
7.1    Issuance of Certificates
        Unitholders of record immediately prior to the Supplemental Declaration Effective Time, other than Dissenting Unitholders, will, pursuant to the operation of Section 3.1(u) of the Plan, have their Units subdivided on a three-for-one basis. Such Unitholders will not be required to surrender their existing Unit certificates and Unit certificates representing the Units outstanding at the Supplemental Declaration Effective Time will be retained by such Unitholders. Unit certificates representing the additional Units resulting from the subdivision will be distributed to such Unitholders following the Supplemental Declaration Effective Date. The additional Unit certificates to be issued to such Unitholders, together with the Unit certificates to be retained by those Persons, will then represent their total Unit holdings.
7.2    Depository
        All issuances of certificates representing Units pursuant to this Arrangement but for which a certificate has not been, or cannot be, delivered, shall be delivered to the Depository to be held by the Depository in trust for the registered holder thereof. All monies received by the Depository in respect of such Units shall be invested by it in interest-bearing trust accounts upon such terms as the Depository may reasonably deem appropriate. The Depository shall pay and deliver to any such registered holder such distributions and any interest thereon to which such holder is entitled, net of applicable withholding and other taxes, upon delivery of the certificate representing the Units issued to such holder in connection with the Arrangement.
ARTICLE 8
AMENDMENTS
8.1    Amendments
        Fording reserves the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is:

(a)	filed with the Court and, if made following the Meeting, approved by the Court; and

(b)	communicated to Unitholders in the manner required by the Court (if so required).
8.2    Effectiveness of Amendments Made Prior to or at the Meeting
        Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Fording at any time prior to or at the Meeting, and if so proposed and accepted by the Unitholders voting at the Meeting, in the manner required by the Interim Order and subsequently approved by the Court, shall become part of this Plan of Arrangement for all purposes.
8.3    Effectiveness of Amendments Made Following the Meeting
        Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Fording after the Meeting but prior to the Effective Time and any such amendment, modification or supplement which is approved by the Court following the Meeting shall be effective and shall become part of the Plan of Arrangement.
[Remainder of this page intentionally left blank]

SCHEDULE “A”
TO THE PLAN OF ARRANGEMENT
AMENDED AND RESTATED DECLARATION OF TRUST

AMENDED AND RESTATED
DECLARATION OF TRUST

FORDING CANADIAN COAL TRUST
AMENDED AND RESTATED DECLARATION OF TRUST
      THIS AMENDED AND RESTATED DECLARATION OF TRUST made in Calgary, Alberta, this  ●  day of        ●       2005.
      WHEREAS the Trust as herein provided was established pursuant to a declaration of trust dated February 26, 2003 (the “Original Declaration of Trust”) for investment purposes, as part of a plan of arrangement which provided for the reorganization of the business of Fording Inc. under the Trust;
      AND WHEREAS the Original Declaration of Trust was amended on April 1, 2005 by the Trustees in accordance with its provisions;
      AND WHEREAS in order to implement a restructuring of the assets of the Trust, pursuant to a Plan of Arrangement to be effective        ●       , 2005 (the “2005 Plan of Arrangement”) the Original Declaration of Trust as previously amended must be further amended;
      AND WHEREAS Unitholders have approved the amendments to the Original Declaration of Trust required to implement the 2005 Plan of Arrangement and other administrative amendments to be made in conjunction with the 2005 Plan of Arrangement;
      AND WHEREAS, the Trustees have determined that the Original Declaration of Trust should be restated to reflect amendments made prior to and the amendments to be made pursuant to and in conjunction with the 2005 Plan of Arrangement;
      NOW THEREFORE, the Original Declaration of Trust as previously amended is hereby further amended and restated and the Trust shall continue to exist under the terms of this Amended and Restated Declaration of Trust.
ARTICLE 1
THE TRUST AND DEFINITIONS
1.1    Definitions
        For the purposes of this Declaration of Trust, unless the context otherwise requires, the following terms shall have the respective meanings set out below:

“Administrative Services Agreement” means the administrative services agreement entered into between the Trust and the Partnership, pursuant to which the Partnership agrees to provide or arrange for the provision of certain administrative and support services required for the administration of the Trust;

“affiliate” means, with respect to any Person (other than an individual), any other Person (other than an individual) directly or indirectly controlling, controlled by, or under direct or indirect common control with the first Person and with respect to any Principal Unitholder, includes any Person that is jointly controlled by that Principal Unitholder together with one or more other Principal Unitholders;

“Approved Officers” means the officers approved by the Trustees from time to time, which may include a Chief Executive Officer, President, Executive Vice-President, Chief Financial Officer, Treasurer, Controller or Corporate Secretary of the Trust;

“associate” has the meaning given to it in the Securities Act;

“Audit Committee” has the meaning ascribed to it in Section 8.2;

“business day” means a day which is not a Saturday, Sunday or a statutory holiday in the Province of Alberta or the Province of British Columbia, on which the principal commercial banks in downtown Calgary and Vancouver are generally open for the transaction of commercial banking business; and if the Trust distributes funds in the United States, business day also means a day which is not a Saturday, Sunday or a statutory holiday in New York, New York on which the principal commercial banks there are generally open for business;

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c.C-44, as amended;

“CDS” means the Canadian Depository for Securities Limited and any successor;

“Chair”, “Vice-Chair”, “President”, “Executive Vice-President”, “Chief Executive Officer”, “Chief Financial Officer”, “Treasurer”, “Controller”and “Secretary” mean the Person(s) holding the respective offices from time to time if so appointed by the Trustees;

“Combination Agreement” means the combination agreement between Fording Inc. (a predecessor of Fording), Teck Cominco, Westshore, OTPP and Sherritt dated January 12, 2003;

“controlled by” means: a Person is controlled by another Person or by two or more other Persons (i) if such Person or Persons hold voting securities of the first-mentioned Person carrying more than 50% of the votes that may be cast to elect the board of directors or other governing body of such first-mentioned Person, other than for the purpose of giving collateral for bona fide debt; and (ii) the votes attached to the securities in (i) are sufficient, if exercised, to elect a majority of the board of directors or other governing body of such first-mentioned Person and “control” and “controlling” have a corresponding meaning;

“Court” means the Alberta Court of Queen’s Bench;

“Declaration of Trust” means this amended and restated declaration of trust as may be further amended, supplemented or restated from time to time;

“Deferred Income Plans” means, collectively, trusts governed by registered retirement savings plans, registered retirement income plans and deferred profit sharing plans, each as defined in the Tax Act;

“Dissenting Offeree” means, where a take-over bid is made for all of the Units other than those held by the offeror, a Unitholder who does not accept the take-over bid and includes a subsequent holder of those Units who acquires them from the first mentioned holder and, for the purposes of Section 5.25, includes a Dissenting Unitholder;

“Dissenting Unitholder” has the meaning ascribed to it in Section 5.26;

“Distributable Cash” means in respect of each calendar year, (i) the cash received by the Trust directly or indirectly from its Subsidiaries, including Fording LP and the EVC Partnership and (ii) any other net cash investment income or other net cash from any other sources, including from the disposition of Trust assets; and (iii) any net cash remaining from a prior period that has not previously been distributed, less (x) costs, expenses, indebtedness and other obligations of the Trust that in the opinion of the Trustees are accrued and owing or otherwise have been or will be incurred by the Trust, including any tax liabilities of the Trust; and (y) any amounts paid in cash by the Trust in connection with the redemption of Units or other securities of the Trust;

“Distribution Payment Date” means in respect of a Distribution Period the 15th day of the month immediately following the month in which the corresponding Distribution Record Date occurs and, if such day is not a business day, the first business day after such date;

“Distribution Period” means each calendar quarter of a calendar year, from and including the first day thereof, unless the Trustees unanimously determine to make distributions on a monthly basis, in which case this will be each calendar month of a calendar year, up to and including the last day thereof, provided that the initial Distribution Period shall commence on the Effective Date;

“Distribution Record Date” means in respect of a Distribution Period the last business day of such Distribution Period;

“Effective Date” means February 28, 2003;

“EVC Partnership” means the Elk Valley Coal Partnership, a general partnership under the laws of the Province of Alberta the partners of which are Fording LP, Teck Cominco Coal Partnership and Quintette Coal Partnership;

“Exchange Option Plan” means the exchange option plan of the Trust established pursuant to a plan of arrangement effective February 28, 2003;

“FCL” means Fording Coal Limited, a corporation existing under the laws of Canada;

“Fording” means Fording Inc., a corporation existing under the laws of Canada;

“Fording LLC” means [Fording LLC], a limited liability company organized under the laws of the State of Delaware, U.S.A.;

“Fording LP” means the [Fording Limited Partnership], a limited partnership existing under the laws of the Province of Alberta;

“Fording ULC” means [Fording ULC], an unlimited liability company incorporated under the Companies Act (Nova Scotia);

“generally accepted accounting principles” or “GAAP” means generally accepted accounting principles in Canada determined with reference to the Handbook of the Canadian Institute of Chartered Accountants as amended from time to time;

“Governance Agreements” means the amended and restated governance agreements entered into among the Trust and Fording and, separately, each of OTPP and Teck Cominco on the date hereof;

“Governance Committee” has the meaning given to it in Section 8.3;

“Income of the Trust” has the meaning given to it in Section 9.2(a);

“Independent Trustee” means a Trustee who:

(a)	is not an insider of any of the Principal Unitholders or their respective affiliates and, with respect to a Trustee nominated by OTPP, is also not an insider of Luscar or its affiliates, so long as Sherritt and OTPP, jointly or severally, control Luscar;

(b)	would qualify as “independent” (as defined in section 1.4 of Multilateral Instrument 52-101 — Audit Committees) of each of the Principal Unitholders, if the Trustee was a director (or serves in an analogous role) of each of the Principal Unitholders; and

(c)	would qualify as “independent” (as defined in section 1.4 of Multilateral Instrument 52-101 — Audit Committees) of the Trust;

“insider”, in relation to a Principal Unitholder, means a director, trustee, officer or employee of that Principal Unitholder or any of its affiliates, or a director, trustee, officer or employee of any Person with a greater than 10% voting or economic interest in that Principal Unitholder or of any affiliates of that Person;

“Internal Reorganization” means a reorganization of the Trust or its assets that results in the Trust continuing to hold 100% of the economic and voting interest in, and 100% of the assets and liabilities of, Fording LP, directly or indirectly, or any successors thereto;

“Luscar” means Luscar Ltd., a corporation existing under the laws of Alberta;

“Monthly Limit” has the meaning given to it in Section 5.23(e)(i);

“Net Realized Capital Gains of the Trust” has the meaning given to it in Section 9.2(b);

“Non-Resident” means a Person who is not a resident or deemed not to be a resident of Canada for the purposes of the Tax Act;

“NYCO” means, collectively, NYCO Minerals Inc., a corporation existing under the laws of the State of Delaware, U.S.A., Minera NYCO S.A. de C.V., a corporation existing under the laws of Mexico, NYCOMEX S.A. de C.V., a corporation existing under the laws of Mexico, and 627066 Alberta Ltd., a corporation existing under the laws of the Province of Alberta;

“offeree” means a Person to whom a take-over bid is made;

“offeror” means a Person that makes, or two or more Persons acting jointly or in concert that make, a take-over bid;

“Original Declaration of Trust” has the meaning set out in the Recitals;

“OTPP” means the Ontario Teachers’ Pension Plan Board, a non-share capital corporation established under the laws of Ontario;

“Person” means an individual, sole proprietorship, body corporate, company, partnership, firm, entity, limited partnership, joint venture, trust or unincorporated organization, unincorporated syndicate, unincorporated trust, the Crown or any agency or instrumentality thereof and, where the context so requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

“Principal Unitholders” means Teck Cominco and OTPP (and their respective affiliates that own Units) for so long as any such entity continues to own any Units;

“Redemption Date” has the meaning set out in Section 5.23;

“Redemption Price” has the meaning set out in Section 5.23;

“Register” has the meaning set out in Section 5.15;

“resident Canadian” means an individual who is a resident, or is deemed to be a resident, of Canada for purposes of the Tax Act;

“Securities Act” means the Securities Act (Alberta), R.S.A. 2000, c. s-4;

“Sherritt” means Sherritt International Corporation, a corporation existing under the laws of New Brunswick;

“Subsidiary” means, with respect to a Person, any Person of which more than 50% of the outstanding voting interest ordinarily entitled to elect a majority of the board of directors thereof or equivalent Person (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency)is at the time owned directly or indirectly by such specified Person, and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a subsidiary;

“take-over bid” has the meaning ascribed to it in the Securities Act;

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c.1 (5th Supplement);

“Teck Cominco” means Teck Cominco Limited, a corporation existing under the laws of Canada;

“Trust” means the trust constituted under the Original Declaration of Trust which continues hereunder but, for greater certainty, unless otherwise expressly provided, does not include any Subsidiaries or affiliates thereof;

“Trustees” means the trustees or trustee of the Trust from time to time;

“TSX” means the Toronto Stock Exchange;

“TSX Guidelines” means the corporate governance guidelines of the TSX, as amended from time to time;

“ULC Independent Director” means a director of Fording ULC who:

(a)	is not an insider of a Principal Unitholder or their respective affiliates and, with respect to a director of Fording ULC nominated by OTPP, is also not an insider of Luscar or its affiliates, so long as Sherritt and OTPP, jointly or severally, control Luscar;

(b)	would qualify as “independent” (as defined in section 1.4 of Multilateral Instrument 52-110 — Audit Committees) of each of Teck Cominco or OTPP, if the director of Fording ULC was a director or trustee of each of Teck Cominco and OTPP; and

(c)	would qualify as “independent” (as defined in section 1.4 of Multilateral Instrument 52-110 — Audit Committees) of Fording ULC;

“Units” means the units of the Trust referred to in Section 5.1, authorized and issued hereunder; and

“Unitholders” means the registered holders from time to time of the Units.

1.2	Certain Rules of Interpretation
        In this Declaration of Trust, unless otherwise expressly stated or the context otherwise requires:

(a)	references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Declaration of Trust and not to any particular Article or Section of this Declaration of Trust;

(b)	references to an “Article” or “Section” are references to an Article or Section of this Declaration of Trust;

(c)	words importing the singular shall include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders;

(d)	the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(e)	the words “includes” and “including”, when following any general term or statement, are not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(f)	for greater certainty, unless otherwise expressly provided herein, where any reference is made in this Declaration of Trust or in any resolution of Unitholders or Trustees to the Trust as a party to any agreement or as an owner of property, or to an act to be performed by or a covenant given by the Trust, such reference shall be construed and applied for all purposes as if it referred to the Trustees, in their capacity as trustees of the Trust under this Declaration of Trust;

(g)	unless otherwise specified, all references to money amounts are to lawful currency of Canada;

(h)	the language used in the Declaration of Trust is the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party;

(i)	a reference to a statute includes all regulations and rules made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation;

(j)	time is of the essence in the performance of the parties’ respective obligations; and

(k)	wherever in this Declaration of Trust reference is made to a calculation to be made or an action to be taken in accordance with generally accepted accounting principles, such reference will be deemed to be to GAAP applicable as at the date on which such calculation or action is made or taken or required to be made or taken.

1.3	Continuing Trust
        The Trust as established pursuant to the Original Declaration of Trust as previously amended shall continue upon the terms and conditions of this Declaration of Trust. The Trustees agree that they hold the property of the Trust as of the date hereof in trust, any and all other property, real, personal or otherwise, tangible or intangible, which is hereafter transferred, conveyed or paid to or otherwise received by them as such trustees or to which the Trust is otherwise entitled and all rents, income, profits and gains therefrom for the use and benefit of the Unitholders, their assigns and personal representatives, upon the trusts and subject to the terms and conditions set forth in this Declaration of Trust.

1.4	Name
        The name of the Trust is Fording Canadian Coal Trust in its English form and Fiducie houillére canadienne Fording in its French form. As far as practicable and except as otherwise provided in this Declaration of Trust, the Trustees shall conduct the affairs of the Trust, hold property, execute all documents and take all legal proceedings under that name, in either its English or French form.

1.5	Use of Name
        Should the Trustees determine that the use of the name Fording Canadian Coal Trust in its English form or in its French form is not practicable, legal or convenient, they may use such other designation, or they may adopt such other name for the Trust, as they deem appropriate, and the Trust may hold property and conduct its activities under such other designation or name.

1.6	Office
        The principal office and centre of administration of the Trust shall be at Suite 1000, 205 – 9th Avenue SE, Calgary, Alberta, T2G 0R3 or at such other address in Canada as may be determined by the Trustees in their discretion. The Trust may have such other offices or places for the conduct of its affairs as the Trustees or management of the Trust or any of its Subsidiaries may from time to time determine to be necessary or desirable.

1.7	Trust Auditors
        The auditors of the Trust shall be PricewaterhouseCoopers LLP. The auditors of the Trust shall be appointed at each annual meeting. If at any time a vacancy occurs in the position of auditors of the Trust, the Trustees may appoint a firm of chartered accountants qualified to practise in all provinces of Canada (and if securities of the Trust are registered in the United States, qualified to practice in front of the United States Securities & Exchange Commission) to act as the auditors of the Trust until the next annual meeting of Unitholders. The auditors of the Trust shall report to the Trustees and the Unitholders on the annual financial statements of the Trust and shall fulfil such other responsibilities as they may properly be called upon by the Trustees to assume. The auditors shall have access to all records relating to the affairs of the Trust. The auditors shall receive such remuneration as may be approved by the Trustees.

1.8	Change of Auditors
        The auditors of the Trust may at any time be removed by the Trustees with the approval of a majority of the votes cast by Unitholders, at a meeting of Unitholders duly called for such purpose, and upon the resignation or removal of the auditors of the Trust as aforesaid, the new auditors may be appointed by a majority of votes cast by Unitholders at a meeting duly called for such purpose or, in the absence of such meeting, by the Trustees.

1.9	Fiscal Year
        The fiscal year of the Trust shall end on December 31 in each year.

1.10	Nature of the Trust
        The Trust is an unincorporated open-ended investment trust. The Trust shall be governed by the general law of trusts, except as such general law of trusts has been or is from time to time modified, altered or abridged for investment trusts or for the Trust by:

(a)	applicable laws and regulations or other requirements imposed by applicable securities or other regulatory authorities; and

(b)	the terms, conditions and trusts set forth in this Declaration of Trust.
        The beneficial interest and rights generally of a Unitholder in the Trust shall be limited to the right to participate in distributions when and as declared by the Trustees as contemplated by Article 9 and distributions upon the termination of the Trust as contemplated in Article 12. The Trust is not and is not intended to be, shall not be deemed to be and shall not be treated as a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company nor shall the Trustees or the Unitholders or any of them for any purpose be, or be deemed to be treated in any way whatsoever to be, liable or responsible hereunder as partners or joint venturers. The Trustees are not intended to be and shall not be, or be deemed to be, agents of the Unitholders. The relationship of the Unitholders to the Trustees, to the Trust and to the property of the Trust shall be solely that of beneficiaries in accordance with this Declaration of Trust.

1.11	Rights of Unitholders

(a)	The rights of each Unitholder to call for a redemption of Units or a distribution or division of assets, monies, funds, income and capital gains held, received or realized by the Trustees are limited to those contained herein.

(b)	No Unitholder or Unitholders shall be entitled to interfere or give any direction to the Trustees with respect to the affairs of the Trust or in connection with the exercise of any powers or authorities conferred upon the Trustees under this Declaration of Trust, except as provided herein.

ARTICLE 2
TRUSTEES

2.1	Number
        There shall be no fewer than seven and no more than nine Trustees. The individuals who are Trustees at the date of this Declaration of Trust shall continue to serve as Trustees until the first annual meeting of Unitholders following the date of this Declaration of Trust or until their respective successors are elected or appointed and shall be eligible for re-election.
        Subject to, and consistent with, Section 2.3 and the Governance Agreements, the number of Trustees may be changed by the Trustees within such limits and additional Trustees appointed by the Trustees, provided that the Trustees may not, between meetings of Unitholders, appoint an additional Trustee if, after such appointment, the total number of Trustees would be greater than one and one-third times the number of Trustees in office immediately following the last annual meeting of Unitholders. The number of Trustees may also be changed by a resolution of the Unitholders.

2.2	Term of Office
        The Trustees shall be elected at each annual meeting of Unitholders for a term expiring at the conclusion of the next annual meeting or until their successors are elected or appointed and shall be eligible for re-election. Trustees appointed by the Trustees between meetings of Unitholders or to fill a vacancy, in each case in accordance with Sections 2.1 and 2.6, shall be appointed for a term expiring at the time that is the earlier of the conclusion of the next annual meeting of Unitholders and the election or appointment of their successors and shall be eligible for election or re-election.

2.3	Qualifications of Trustees
        The following Persons are disqualified from being a Trustee: (i) anyone who is less than 18 years of age; (ii) anyone who is of unsound mind and has been so found by a court in Canada or elsewhere (“adjudicated incompetence”); (iii) a Person who is not an individual; (iv) a Person who has the status of bankrupt; and (v) a Person who is an employee of the Partnership. A majority of Trustees must be resident Canadians. In addition, a majority of the Trustees must be Independent Trustees. If at any time a majority of Trustees are not resident Canadians or a majority of the Trustees are not Independent Trustees, by virtue of a resignation or otherwise, the remaining Trustees shall appoint, consistent with Sections 2.1 and 2.6, a sufficient number of Trustees who are resident Canadians and/or who are Independent Trustees to comply with these requirements.

2.4	Election of Trustees
        The Trustees shall be elected by the vote of Unitholders at a meeting of Unitholders. The appointment or election of any Trustee (other than an individual who is serving as a Trustee immediately prior to such appointment or election) shall not become effective unless and until such individual shall have in writing accepted his appointment or election and agreed to be bound by the terms of this Declaration of Trust. A quorum of the Trustees, as defined in Section 7.3, may fill a vacancy in the Trustees, except a vacancy resulting from an increase in the number of Trustees (other than as provided for in Section 2.1) or from a failure of the Unitholders to elect the required number of Trustees at a meeting of Unitholders. In the absence of a quorum of the Trustees, or if the vacancy has arisen from a failure of the Unitholders to elect the required number of Trustees at a meeting of Unitholders, the Trustees shall forthwith call a special meeting of Unitholders to fill the vacancy. If the Trustees fail to call such meeting or if there are no Trustees then in office, notwithstanding Section 6.2, any Unitholder may call the meeting.
2.5    Resignations, Removal and Death of Trustees
        A Trustee may resign at any time by an instrument in writing signed by him and delivered or mailed to the Chair, President or Secretary of the Trust. Such resignation shall take effect on the date such notice is received by the Chair, President or Secretary of the Trust or at any later time specified in the notice. A Trustee may be removed at any time with or without cause by a majority of the votes cast at a meeting of Unitholders called for that purpose. The vacancy created by such removal may be filled at the same meeting. Any removal of a Trustee shall take effect immediately following the aforesaid vote, and any Trustee so removed shall be so notified by the Chairman, Chief Executive Officer or another officer of the Trust forthwith following such removal. Upon the resignation or removal of any Trustee, or his otherwise ceasing to be a Trustee, he shall: (i) cease to have the rights, privileges and powers of a Trustee hereunder; (ii) execute and deliver such documents as the remaining Trustees shall reasonably require for the conveyance of any Trust property held in his name; (iii) account to the remaining Trustees as they may require for all property which he holds as Trustee; and (iv) resign from all representative or other positions held by him in the Trust, upon which he shall be discharged from his obligations as Trustee. Upon the incapacity or death of any Trustee, his legal representative shall execute and deliver on his behalf such documents as the remaining Trustees may require as provided in this section. In the event that a Trustee or his legal representative, as applicable, is unable or unwilling to execute and deliver such required documents, each of the remaining Trustees is hereby appointed as the attorney of such Trustee for the purpose of executing and delivering such required documents.
2.6    Vacancies
        The term of office of a Trustee shall terminate and a vacancy shall occur in the event of the death, resignation, bankruptcy, adjudicated incompetence or other incapacity to exercise the duties of the office, upon the removal of such Trustee or upon the Trustee becoming employed by the Partnership. No such vacancy shall operate to annul this Declaration of Trust or affect the continuity of the Trust. Until vacancies are filled, the remaining Trustee or Trustees (even if less than a quorum) may exercise the powers of the Trustees hereunder.
2.7    Successor and Additional Trustees
        The right, title and interest of the Trustees in and to the property of the Trust shall vest automatically in all Persons who may hereafter become Trustees upon their due election or appointment and qualification without any further act, except consenting in writing accepting such appointment and agreeing to be bound by this Declaration of Trust and they shall thereupon have all the rights, privileges, powers, obligations and immunities of Trustees hereunder. Such right, title and interest shall vest in the Trustees whether or not conveyancing documents have been executed and delivered pursuant to Section 2.5 or otherwise.
2.8    Compensation and Other Remuneration
        The Trustees shall be paid such reasonable compensation for their services as the Trustees may from time to time determine. Trustees shall also be reimbursed for their reasonable travel and other expenses properly incurred in acting as a Trustee. Any compensation payable to the Trustees pursuant to this Declaration of Trust may be paid in cash, Units, securities that are equivalent to or convertible into Units, or such other securities of the Trust as the Trustees may determine from time to time, provided that the value of any non-cash compensation does not exceed the cash compensation which would otherwise be payable. Nothing contained herein shall preclude any Trustee from serving the Trust in any other capacity and receiving remuneration therefor.
ARTICLE 3
TRUSTEES’ POWERS AND DUTIES
3.1    General Powers
        The Trustees, subject only to the specific limitations contained in this Declaration of Trust, including Section 4.1, shall have, without further or other authorization and free from any control or direction on the part of the Unitholders, full, absolute and exclusive power, control and authority over the assets of the Trust and over the affairs of the Trust to the same extent as if the Trustees were the sole owners of such assets in their own right, to do all such acts and things as in their sole judgment and discretion are necessary or incidental to, or desirable for, the carrying out of any of the purposes of the Trust or the conducting of the affairs of the Trust. In construing the provisions of this Declaration of Trust, there shall be a presumption in favour of the power and authority having been granted to the Trustees. The enumeration of any specific power or authority herein shall not be construed as limiting the general powers or authority or any other specified power or authority conferred herein on the Trustees. Except as specifically expressly stated in law not to be subject to waiver, the Trustees shall in carrying out investment activities not be in any way restricted by the provisions of the laws of any jurisdiction limiting or purporting to limit investments which may be made by trustees. Without limiting the generality of the foregoing, subject to Section 4.1, the Trustees may make any investments without being required to adhere to all of, or any particular portion of, the investment criteria or diversification requirements set forth in the Trustee Act (Alberta), as amended from time to time, including investments in mutual funds, common trust funds, unit trusts and similar types of investment vehicles, to alter or vary such investments from time to time in a like manner, to retain such investments for such length of time as the Trustees, in their discretion, determine and to delegate management and authority to discretionary managers of investment funds as the Trustees in their discretion determine appropriate.
3.2    Specific Powers and Authorities
        Subject only to the express limitations contained in this Declaration of Trust, including Sections 3.8, 3.9 and 4.1, and in addition to any powers and authorities conferred by this Declaration of Trust or which the Trustees may have by virtue of any present or future statute or law, the Trustees, without any action or consent by the Unitholders, shall have and may exercise, on behalf of the Trust, at any time and from time to time, the following powers and authorities which may or may not be exercised by them in their sole judgment and discretion and in such manner and upon such terms and conditions as they may from time to time deem proper:

(a)	to supervise the activities and investments and conduct the affairs of the Trust;

(b)	to supervise the public disclosure of the Trust as a public reporting issuer in accordance with applicable laws, including reviewing the quality and integrity of annual and interim financial statements, reviewing its accounting policies and practices; retaining, directing and monitoring the independence of the auditors; and reviewing the adequacy and effectiveness of the Trust’s system of internal controls and procedures;

(c)	to identify and recommend nominees as Trustees, monitor Trustee performance, establish Trustee compensation and develop and monitor the Trust’s approach to corporate governance issues;

(d)	to vote on behalf of and to represent the Trust as a securityholder in any Subsidiary of the Trust, including as:

(i)	a member of Fording LLC;

(ii)	a limited partner of Fording LP; and

(iii)	a securityholder of certain of the corporations comprising NYCO;

(e)	to establish the Trust’s distribution policy and to declare distributions from the Trust to Unitholders as provided for in Article 9;

(f)	to monitor the distribution policies of each of the Subsidiaries of the Trust including Fording LLC, Fording ULC, Fording LP, the EVC Partnership and NYCO;

(g)	to oversee the administration of the Exchange Option Plan and any other compensation arrangement involving the issue of Units;

(h)	to adopt a written disclosure policy and insider trading policy;

(i)	to maintain records and provide reports to Unitholders;

(j)	to open, operate and close accounts and make other similar credit, deposit and banking arrangements and to negotiate and sign banking and financing contracts and agreements;

(k)	to borrow money upon the credit of the Trust and the assets of the Trust;

(l)	to issue, reissue, sell or pledge debt obligations of the Trust and to make, accept, endorse, negotiate or otherwise deal with bonds, debentures, cheques, drafts, notes, orders for the payment of money, bills of exchange, bills of lading, acceptances and other financial instruments and obligations;

(m)	to mortgage, hypothecate, pledge or otherwise create a security interest in all or any movable or personal, immovable or real or other property of the Trust, owned or subsequently acquired, to secure any obligation of the Trust;

(n)	to obtain security, including encumbrances on assets, to secure the full payment of monies owed to the Trust and the performance of obligations in favour of the Trust, and to exercise all of the rights of the Trust, and to perform all of the obligations of the Trust, under such security;

(o)	to exercise and enforce any and all rights of foreclosure, to bid on property on sale or foreclosure, to take a conveyance in lieu of foreclosure with or without paying a consideration therefor and to exercise and enforce in any action, suit or proceeding at law or in equity any rights or remedies with respect to any such security or guarantee;

(p)	to renew or extend or participate in the renewal or extension of any security, upon such terms as may be deemed advisable, and to set or agree to a reduction in the rate of interest on any security or to any other modification or change in the terms of any security or of any guarantee pertaining thereto, in any manner and to any extent that they may deem advisable; and to waive any default whether in performance of any covenant or condition of any security, or in the performance of any guarantee or to enforce the rights in respect of any such default in such manner and to such extent that they may deem advisable;

(q)	to establish places of business of the Trust;

(r)	to manage the assets of the Trust;

(s)	to grant broad discretion to officers, employees or a third party to administer and manage the day-to-day operations of the Trust and to make executive decisions which conform to the general policies and principles set forth in this Declaration of Trust or otherwise established by the Trustees from time to time, including but not limited to entering into the Administrative Services Agreement;

(t)	to invest and hold shares, units, beneficial interests, indebtedness, partnership interests, joint venture interests or other interests in any Person;

(u)	to cause title to any of the assets of the Trust to be drawn up in the name of such Person on behalf of the Trust or, to the extent permitted by applicable law, in the name of the Trust, as the Trustees shall determine;

(v)	to enter into any agreement or instrument to create or provide for the issue of Units, to cause such Units to be issued for such consideration as the Trustees, in their sole discretion, may deem appropriate and to do such things and prepare and sign such documents to qualify such Units for sale in whatever jurisdictions in which they will be sold or offered for sale;

(w)	to redeem Units in accordance with Section 5.23;

(x)	to issue and deliver in specie distributions to Unitholders in accordance with Section 5.23(f);

(y)	to make or cause to be made application for the listing or quotation on any stock exchange or market of any Units or other securities of the Trust, and to do all things which in the opinion of the Trustees may be necessary or desirable to effect or maintain such listing or listings or quotation;

(z)	to determine conclusively the value of any or all of the assets of the Trust from time to time and, in determining such value, to consider such information and advice as the Trustees in their sole judgment may deem material and reliable;

(aa)	to collect, sue for and receive all sums of money due to the Trust;

(bb)	to invest funds of the Trust as provided in Article 4;

(cc)	where reasonably required, to engage or employ on behalf of the Trust any Persons as agents, representatives, employees or independent contractors (including investment advisors, registrars, underwriters, accountants, lawyers, appraisers, brokers or otherwise) in one or more capacities;

(dd)	except as prohibited by applicable law, to delegate any of the powers and duties of the Trustees to any one or more agents, representatives, officers, employees, independent contractors or other Persons, including directors, officers and employees of Fording LLC, Fording ULC and the EVC Partnership, without liability to the Trustees, except as provided in this Declaration of Trust;

(ee)	to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, disputes, claims, demands or other litigation or proceedings, regulatory or judicial, relating to the Trust, the assets of the Trust or the Trust’s affairs; to enter into agreements therefor, whether or not any suit or proceeding is commenced or claim asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, adjudication or settlement thereof;

(ff)	to arrange for insurance contracts and policies insuring the Trust, its assets and/or any or all of the Trustees, officers, employees or agents of the Trust, in their capacity as such, including against any and all claims and liabilities of any nature asserted by any Person arising by reason of any action alleged to have been taken or omitted by the Trust or by the Trustees, officers, employees or agents of the Trust;

(gg)	in addition to the mandatory indemnification provided for in Sections 13.1 and 13.5, to the extent permitted by law, to indemnify, or enter into agreements with respect to the indemnification of, any Person with whom the Trust has dealings including the Trustees, CDS, officers or employees of the Trust, the Trust’s registrar and transfer agent or escrow agent, to such extent as the Trustees shall determine;

(hh)	to cause legal title to any of the assets of the Trust to be held by and/or in the name of a Trustee or, except as prohibited by law, by and/or in the name of the Trust or any other custodian or Person, on such terms, in such manner, with such powers in such Person as the Trustees may determine and with or without disclosure that the Trust or the Trustee is interested therein; provided, however, that should legal title to any of the assets of the Trust be held by and/or in the name of any Person or Persons other than a Trustee or the Trust or a wholly-owned Subsidiary of the Trust, the Trustees shall require such Person or Persons to execute a trust agreement acknowledging that legal title to such assets is held in trust for the benefit of the Trust;

(ii)	to make, execute, acknowledge and deliver any and all deeds, contracts, waivers, releases or other documents of transfer and any and all other instruments in writing necessary or proper for the exercise of any of the powers herein granted;

(jj)	to establish systems to monitor the qualification of the Trust as a “mutual fund trust” pursuant to the Tax Act;

(kk)	to pay all taxes or assessments, of whatever kind or nature, whether within or outside Canada, imposed upon or against the Trustees in connection with the assets of the Trust, undertaking or taxable income of the Trust, or imposed upon or against the assets of the Trust, undertaking or taxable income of the Trust, or any part thereof and to settle or compromise disputed tax liabilities and for the foregoing purposes to make such returns, take such deductions, and make such designations, elections and determinations in respect of the Income of the Trust or Net Realized Capital Gains of the Trust distributed to Unitholders in the year and any other matter as shall be permitted under the Tax Act (provided that to the extent necessary the Trustees will seek the advice of the Trust’s counsel or its auditor), and do all such other acts and things as may be deemed by the Trustees in their sole discretion to be necessary, desirable or convenient; and

(ll)	to do all such other acts and things as are incidental to the foregoing, and to exercise all powers which are necessary or useful to carry on the purpose and activities of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of this Declaration of Trust.

3.3    Further Powers of the Trustees
        The Trustees shall have the power to prescribe any form provided for or contemplated by this Declaration of Trust. The Trustees may make, adopt, amend, or repeal regulations containing provisions relating to the Trust, the conduct of its affairs, the rights or powers of the Trustees and the rights or powers of the Unitholders or officers of the Trust, provided that such regulations shall not be inconsistent with law or with this Declaration of Trust and not, in the opinion of the Trustees, prejudicial to Unitholders. The Trustees shall also be entitled to make any reasonable decisions, designations or determinations not inconsistent with law or with this Declaration of Trust that they may determine are necessary or desirable in interpreting, applying or administering this Declaration of Trust or in administering, managing or operating the Trust. To the extent of any inconsistency between this Declaration of Trust and any regulation, decision, designation or determination made by the Trustees, this Declaration of Trust shall prevail and such regulation, decision, designation or determination shall be deemed to be modified to eliminate such inconsistency. Any regulations, decisions, designations or determinations made in accordance with this section shall be conclusive and binding upon all Persons affected thereby.
        Subject to any agreement between the Trust and any Trustee and subject as otherwise herein provided, the Trustees may from time to time in their discretion appoint, employ, invest in, contract or deal with any Person including any affiliate of any of them and any Person in which any one or more of them may be directly or indirectly interested and, without limiting the generality of the foregoing, any Trustee may purchase, hold, sell, invest in or otherwise deal with property of the same class and nature as may be held by the Trustees as property of the Trust, whether for the Trustee’s own account or for the account of another (in a fiduciary capacity or otherwise), without being liable to account therefor and without being in breach of his duties and responsibilities hereunder.
3.4    Standard of Care
        The exclusive standard of care required of the Trustees in exercising their powers and carrying out their functions hereunder shall be that they exercise their powers and discharge their duties hereunder as Trustees honestly, in good faith and in the best interests of the Trust and the Unitholders and in connection therewith, that they exercise the degree of care, diligence and skill that a reasonably prudent Person would exercise in comparable circumstances. Unless otherwise required by law, no Trustee shall be required to give bond, surety or security in any jurisdiction for the performance of any duties or obligations hereunder. The Trustees in their capacity as Trustees shall not be required to devote their entire time to the affairs of the Trust. It is intended that the standard of care and the duties of the Trustees be equivalent to and interpreted as equivalent to those applicable to a director of a corporation governed by the CBCA.
3.5    Reliance Upon Trustees
        Any Person dealing with the Trust in respect of any matters pertaining to the assets of the Trust and any right, title or interest therein or to securities of the Trust shall be entitled to rely on a certificate or statutory declaration (including a certificate or statutory declaration as to the passing of a resolution of the Trustees) executed by any single Trustee or, without limiting the foregoing, such other Persons as may be authorized by the Trustees as to the capacity, power and authority of the Trustees or any such other Persons to act for and on behalf and in the name of the Trust. No Persons dealing with the Trustees shall be bound to see to the application of any funds or property passing into the hands or control of the Trustees. The receipt by or on behalf of the Trustees for monies or other consideration shall be binding upon the Trust.
3.6    Determinations of Trustees Binding
        All determinations of the Trustees that are made in good faith with respect to any matters relating to the Trust, including whether any particular investment or disposition meets the requirements of this Declaration of Trust, shall be final and conclusive and shall be binding upon the Trust and all Unitholders (and, where the Unitholder is a Deferred Income Plan, registered education savings plan or registered pension fund or plan as defined in the Tax Act, or other similar fund or plan registered under the Tax Act, upon plan beneficiaries and plan holders past, present and future), and Units shall be issued and sold on the condition and understanding that any and all such determinations shall be binding as aforesaid.
3.7    Conflict of Interest
        If a Trustee or an officer of the Trust: (i) is a party to a material agreement or material transaction or proposed material agreement or material transaction with the Trust or its Subsidiaries (including, for greater certainty, the Partnership and any of its Subsidiaries); or (ii) is a director or officer of, or otherwise has a material interest in, any Person who is a party to a material agreement or material transaction or proposed material agreement or material transaction with the Trust or its Subsidiaries (including, for greater certainty, the Partnership and any of its Subsidiaries), such Trustee or officer shall disclose in writing to the Trustees or request to have entered into the minutes of meetings of the Trustees the nature and extent of such interest as follows:

(a)	The disclosure required in the case of a Trustee shall be made:

(i)	at the meeting of Trustees at which a proposed contract or transaction is first considered;

(ii)	if the Trustee was not then interested in a proposed contract or transaction, at the first such meeting of Trustees after he becomes so interested;

(iii)	if the Trustee becomes interested after a contract is made or a transaction is entered into, at the first meeting of Trustees after he becomes so interested; or

(iv)	if an individual who is interested in a contract or transaction later becomes a Trustee, at the first such meeting of Trustees after he becomes a Trustee.

(b)	The disclosure required in the case of an officer of the Trust who is not a Trustee shall be made:

(i)	immediately after such officer becomes aware that the contract or transaction or proposed contract or transaction is to be considered or has been considered at a meeting of the Trustees;

(ii)	if such officer becomes interested after a contract is made or transaction is entered into, immediately after such individual becomes aware that he has become so interested; or

(iii)	if an individual who is interested in a contract or a transaction later becomes an officer of the Trust, immediately after he becomes an officer of the Trust.

(c)	Notwithstanding Sections 3.7(a) and (b), where this Section applies to a Trustee or officer of the Trust in respect of a material agreement or transaction or proposed material agreement or transaction that, in the ordinary course of the affairs of the Trust, would not require approval by the Trustees or the Unitholders, such Trustee or officer of the Trust shall disclose in writing to the Trustees or request to have entered into the minutes of meetings of the Trustees the nature and extent of the interest of such Trustee or officer of the Trust immediately after he becomes aware of the contract or transaction or proposed contract or transaction.

(d)	A Trustee referred to in this Section shall not vote on any resolution to approve the said contract or transaction unless the contract or transaction is:

(i)	one relating primarily to his remuneration as a Trustee, officer, employee or agent of the Trust or an affiliate; or

(ii)	one for indemnity under Section 13.1 hereof or the purchase of liability insurance.

(e)	For the purposes hereof, a general notice to the Trustees by a Trustee or an officer of the Trust disclosing that he is a director or officer of or has a material interest in a Person or that there has been a material change in the nature of the director’s or officer’s interest in a Person and such Trustee or officer of the Trust is to be regarded as interested in any contract made or any transaction entered into with that Person is a sufficient disclosure of interest in relation to any contract so made or transaction so entered into. In the event that a meeting of Unitholders is called to confirm or approve a contract or transaction which is the subject of a general notice to the Trustees, the nature and extent of the interest in the contract or transaction of the Person giving such general notice shall be disclosed in reasonable detail in the notice calling the said meeting of Unitholders or in any information circular required by this Declaration of Trust or by law.

(f)	Where a material agreement is made or a material transaction is entered into between the Trust and a Trustee or an officer of the Trust, or between the Trust and another Person in which a Trustee or an officer of the Trust has a material interest:

(i)	such Trustee or officer is not accountable to the Trust or to the Unitholders for any profit or gain realized from the contract or transaction; and

(ii)	the contract or transaction is not invalid by reason only of that relationship or by reason only that such Trustee is present at or is counted to determine the presence of a quorum at the meeting of the Trustees that authorized the contract or transaction;

if such Trustee or officer disclosed his interest in accordance with this Section 3.7, and the contract or transaction was reasonable and fair to the Trust at the time it was so approved.

(g)	Notwithstanding anything in this Section, but without limiting the effect of Section 3.7(f), a Trustee or an officer of the Trust, acting honestly and in good faith, is not accountable to the Trust or to the Unitholders for any profit or gain realized from any such contract or transaction by reason only of his holding such office or position, and the contract or transaction, if it was reasonable and fair to the Trust at the time it was approved, is not by reason only of such Trustee’s or officer’s interest therein invalid, where:

(i)	the contract or transaction is confirmed or approved by special resolution at a meeting of Unitholders duly called for that purpose; and

(ii)	the nature and extent of such Trustee’s or officer’s interest in the contract or transaction are disclosed in reasonable detail in the notice calling the meeting or in any information circular required by this Declaration of Trust or by law.

(h)	Subject to Sections 3.7(f) and 3.7(g), where a Trustee or an officer of the Trust fails to disclose his interest in a material agreement or transaction in accordance with this Declaration of Trust or otherwise fails to comply with this Section, the Trustees or any Unitholder, in addition to exercising any other rights or remedies in connection with such failure exercisable at law or in equity, may apply to a court for an order setting aside the contract or transaction and the court may set aside the contract or transaction on any terms that it thinks fit, or require that such Trustee or officer account to the Trust for any profit or gain realized on it, or do both those things.

(i)	Notwithstanding anything in this Declaration of Trust, any contract or transaction between the Trust and its, directly and indirectly, wholly-owned Subsidiaries is not considered to give rise to the application of this Section. Further, the interest of an officer of the Trust or its Subsidiaries (who is also an officer or employee of the Partnership) in any transactions between the Partnership and the Trust or its Subsidiaries, whose only interest arises by virtue of being an officer or employee of the Partnership, is deemed to have been disclosed. For so long as Teck is a partner of the Partnership, the interest of any Trustee in any transactions between the Partnership and the Trust or its Subsidiaries whose only interest arises by virtue of such Trustee being a director, officer or employee of Teck or its affiliates is deemed to have been disclosed.

(j)	Subject to applicable laws, nothing in this Declaration of Trust shall prevent a Trustee from purchasing, selling or holding Units in his personal capacity, nor shall anything herein create any personal liability for such Trustee to account to the Trust or the Unitholders for any profits from such purchasing, selling or holding of Units.

3.8	Special Approval Matters

(a)	Notwithstanding anything herein to the contrary, the approval of a majority of the Trustees other than the nominee of the Principal Unitholder in question shall be required with respect to any decision:

(i)	to enter into any agreement or transaction in which that Principal Unitholder has a material interest or make a material change to any such agreement or transaction, except to give effect to any transaction contemplated in the Combination Agreement or any agreement referred to therein; or

(ii)	relating to a claim by or against or enforcement or waiver of material rights in respect of that Principal Unitholder.

(b)	Notwithstanding anything herein to the contrary, the approval of the Independent Trustees shall be required with respect to any decision to appoint a Person who is a director, officer or employee of Teck Cominco or its affiliates or the Partnership as an officer of the Trust.

3.9	Restrictions on Trustees’ Powers
        Notwithstanding anything herein to the contrary, the following restrictions shall apply to the Trustees:

(a)	The Trustees shall cause Fording LLC to vote the common shares of Fording ULC held by Fording LLC (x) in favour of nominees to the Fording ULC board of directors approved by, or (y) in favour of removal of any director when such removal is approved by, more than 50% of votes cast at a meeting of unitholders called for that purpose, provided that:

(i)	none of the directors of Fording ULC is an employee of the EVC Partnership;

(ii)	a majority of the directors of Fording ULC are ULC Independent Directors; and

(iii)	a majority of the directors of Fording ULC are not Trustees.

In the event that the Unitholders approve nominees (or the removal of directors) such that the election of such nominees (or removal of directors) would not comply with the conditions set forth in items (i) through (iii) above, the Trustees may appoint such other natural Persons as directors of Fording ULC as is necessary to result in compliance with such conditions.

(b)	The Trustees shall not authorize or cause to be authorized:

(i)	any combination, merger, amalgamation or arrangement of or involving the Trust or Fording LP with any other person, except in conjunction with an Internal Reorganization;

(ii)	any disposition of all or substantially all of the assets of the Trust or Fording LP, except in conjunction with an Internal Reorganization;

(iii)	the disposition of any securities of Fording LLC, Fording ULC or Fording LP held directly or indirectly by the Trust, except: (A) in connection with an Internal Reorganization; (B) pursuant to the redemption rights of Unitholders in accordance with the provisions of the Declaration of Trust; or (C) in connection with financing transactions that do not result in the Trust ceasing to control, directly and indirectly, Fording LLC, Fording ULC or Fording LP following completion of such transactions;

(iv)	the issuance of any securities in the capital of Fording LP, other than to the Trust or another wholly-owned subsidiary of the Trust, except: (A) in connection with an Internal Reorganization; (B) pursuant to the redemption rights of Unitholders in accordance with the provisions of the Declaration of Trust; or (C) in connection with financing transactions that do not result in the Trust ceasing to control, directly or indirectly, Fording LLC, Fording ULC or Fording LP following completion of such transaction;

(v)	the liquidation or dissolution of Fording LP, except in connection with an Internal Reorganization; or

(vi)	the voluntary termination, dissolution or winding up of Fording LP;

without the authorization of at least 66 2/3% of the votes cast at a meeting of the Unitholders called for such purpose.

(c)	For a period of five years from the Effective Date and provided that Luscar holds, directly or indirectly from the Effective Date, any Units, the Trustees shall not authorize the disposition by the Trust of more than 90% of its limited partnership interest in [Fording LP], except:

(i)	in conjunction with an Internal Reorganization; or

(ii)	pursuant to the redemption rights of Unitholders in accordance with the provisions of the Declaration of Trust;

without the authorization of at least 75% of the votes cast at a meeting of the Unitholders called for such purpose.
ARTICLE 4
INVESTMENTS OF TRUST
4.1    Investment Guidelines
        Subject to the terms and conditions of this Declaration of Trust, the Trust is an open-ended trust and its operations and activities shall be restricted to:

(a)	investing in such securities as may be approved from time to time by the Trustees, including membership interests in Fording LLC, limited partnership interests in Fording LP and securities of NYCO and to lend funds to Fording LLC, Fording ULC, Fording LP and NYCO and each of their respective affiliates;

(b)	issuing guarantees of the obligations and indebtedness of any of its directly or indirectly wholly-owned Subsidiaries and charging, pledging, hypothecating or granting any security interest, mortgage or encumbrance over or with respect to any or all of the Trust’s assets in connection with any such guarantee;

(c)	issuing Units;

(d)	issuing debt securities or borrowing Funds (including by means of letters of credit, bank guarantees and bankers’ acceptances);

(e)	purchasing securities pursuant to any issuer bid made by the Trust;

(f)	issuing rights and Units pursuant to any Unitholder rights plan adopted by the Trust;

(g)	satisfying obligations of the Trust;

(h)	disposing of any part of the assets of the Trust;

(i)	temporarily holding cash, short term investments and other investments for the purpose of paying the expenses and liabilities of the Trust, paying amounts payable by the Trust in connection with the redemption of any Units or other securities of the Trust and making distributions to Unitholders; and

(j)	undertaking such other activities as shall be approved by the Trustees from time to time or which are contemplated by this Declaration of Trust provided that such activity does not result in the Trust not being considered either a “unit trust” or a “mutual fund trust” for purposes of the Tax Act.
4.2    Other Investments
        To the extent that any monies or other property received by the Trust or the Trustees are not to be immediately used by the Trustees for the purpose of making distributions under Article 9 of this Declaration of Trust, the Trustees are hereby authorized and, where prudent to do so, shall invest such monies in: (i) debt obligations of or guaranteed by the Government of Canada or a province of Canada; (ii) short term commercial paper obligations of a corporation whose short term commercial paper is rated R-1 or higher by Dominion Bond Rating Service Limited or A-1 or higher by Standard and Poor’s Corporation; or (iii) interest-bearing accounts and certificates of deposit issued or guaranteed by a Canadian chartered bank or any other bank which lends to the Trust or Fording. For the purpose hereof, “short term” shall mean having a date of maturity or call for payment not more than 90 days from the date on which the investment is made.
ARTICLE 5
UNITS
5.1    Nature of Units

(a)	The beneficial interests in the Trust shall be divided into Units, which shall be entitled to the rights and subject to the limitations, restrictions and conditions set out herein, and the interest of each Unitholder shall be determined by the number of Units registered in the name of the Unitholder. The aggregate number of Units which is authorized and may be issued hereunder is unlimited.

(b)	Any distribution from the Trust and any payment out of the net assets of the Trust upon a termination or winding up of the Trust shall be divided among and paid to Unitholders on a pro rata basis. Each Unit represents the right to an equal interest in the portion of any distributions or other amounts payable to Unitholders. All Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Unit shall entitle the holder of record thereof to one vote at all meetings of Unitholders or in respect of any written resolution of Unitholders.
5.2    Consolidation of Units
        Unless the Trustees determine otherwise, immediately after any pro rata distribution of additional Units to all Unitholders pursuant to Section 9.6, the number of the outstanding Units will automatically be consolidated such that each such holder will hold after the consolidation the same number of Units as such holder held before the distribution of additional Units. In this case, each Unit certificate representing the number of Units prior to the distribution of additional Units is deemed to represent the same number of Units after the non-cash distribution of additional Units and the consolidation.
        Notwithstanding the foregoing, where tax is required to be withheld from a Unitholder’s share of the distribution, the consolidation will result in such Unitholder holding that number of Units equal to (i) the number of Units held by such Unitholder prior to the distribution plus the number of Units received by such Unitholder in connection with the distribution (net of the number of whole and part units withheld on account of withholding taxes) multiplied by (ii) the fraction obtained by dividing the aggregate number of Units outstanding prior to the distribution by the aggregate number of Units that would be outstanding following the distribution and before the consolidation if no withholding were required in respect of any part of the distribution payable to any Unitholder.

Such Unitholder will be required to surrender the Unit certificates, if any, representing such Unitholder’s original Units, in exchange for a Unit certificate representing such Unitholder’s post-consolidation Units.
5.3    Consideration for Units
        A Unit shall not be fully paid until the consideration therefor has been received in full by or on behalf of the Trust. The consideration for any Unit shall be paid in money or in property (including an obligation to pay consideration in installments) or in past services received by the Trust that are not less in value than the fair equivalent of the money that the Trust would have received if the Unit had been issued for money. In determining whether property or past services are the fair equivalent of consideration paid in money, the Trustees may take into account reasonable charges and expenses of organization and reorganization and payments for property and past services reasonably expected to benefit the Trust.
5.4    No Pre-Emptive Rights
        No Person shall be entitled, as a matter of right, to subscribe for or purchase any Units. There are no pre-emptive rights attaching to the Units.
5.5    Fractional Units
        If, as a result of any act of the Trustees hereunder, any Person becomes entitled to a fraction of a Unit, such Person shall not be entitled to receive a certificate therefor. Fractional Units shall not, except to the extent that they may represent in the aggregate one or more whole Units, entitle the holders thereof to notice of or to attend or to vote at meetings of Unitholders. Subject to the foregoing, such fractional Units shall have attached thereto the rights, restrictions, conditions and limitations attaching to whole Units in the proportion that they bear to a whole Unit.
5.6    Legal Ownership of Assets of the Trust
        The legal ownership of the assets of the Trust and the right to conduct the affairs of the Trust are vested exclusively in the Trustees, and the Unitholders shall have no interest therein other than the beneficial interest in the Trust conferred by the Units issued hereunder as described in Section 1.11. Unitholders shall have no right to compel any partition, division or distribution of the Trust or any of the assets of the Trust, except pursuant to Sections 5.23 and Article 12. The Units shall be personal property and shall confer upon the holders thereof only the interest and rights, and impose upon the holders thereof only those liabilities and obligations specifically set forth in this Declaration of Trust. No Unitholder has or shall be deemed to have any right of ownership in any of the assets of the Trust.
5.7    Allotment and Issue
        The Trustees may allot and issue Units at such time or times and in such manner (including pursuant to any plan from time to time in effect relating to reinvestment by Unitholders of distributions of the Trust in Units) and to such Person, Persons or class of Persons as the Trustees in their sole discretion shall determine. The price or the value of the consideration for which Units may be issued and the terms and conditions of issuance of the Units shall be determined by the Trustees in their sole discretion. In the event that Units are issued in whole or in part for consideration other than money, the resolution of the Trustees allotting and issuing such Units shall express the fair equivalent in money of the other consideration received.
5.8    Rights, Warrants, Options and Other Securities
        The Trust may create and issue rights, warrants or options to subscribe for fully paid Units, which rights, warrants or options may be exercisable at such subscription price or prices and at such time or times as the Trustees may determine. The rights, warrants or options so created may be issued for such consideration or for no consideration, all as the Trustees may determine. A right, warrant or option shall not be a Unit and a holder thereof shall not be a Unitholder by virtue of holding such rights, warrants or options.
        The Trustees may create and issue indebtedness of the Trust in respect of which interest, premium or principal payable thereon may be paid, at the option of the Trust or the holder, in fully paid Units, or which indebtedness, by its terms, may be convertible into Units at such time and for such prices as the Trustees may determine. Any indebtedness so created shall not be a Unit, unless and until fully paid Units are issued in accordance with the terms of such indebtedness.
5.9    Commissions and Discounts
        The Trustees may provide for the payment of commissions or may allow discounts to Persons in consideration of their subscribing or agreeing to subscribe, whether absolutely or conditionally, for Units or other securities of the Trust or of their agreeing to produce subscriptions therefor, whether absolute or conditional.
5.10   Transferability
        Subject to the terms of this Declaration of Trust and to applicable laws, the Units are freely transferable, and the Trustees may in their discretion list the Units on such stock exchanges or quotation services as they deem commercially reasonable.
5.11   Status of Trust as a Mutual Fund Trust
        If at any time, the Trustees, in their discretion, determine that it is advisable and in the best interests of the Trust to act so that the Trust continues to qualify as a mutual fund trust for purposes of the Tax Act, the Trustees may take one or more actions including those set out in this Section 5.11:

(a)	the Trustees may perform residency searches of Unitholder and beneficial Unitholder mailing address lists and take such other steps specified by the Trustees, at the cost of the Trust, to determine or estimate, to the extent practicable, the residence of the beneficial owners of Units;

(b)	the Trustees may require declarations as to the jurisdictions in which beneficial owners of Units are resident or declarations from Unitholders as to whether such Units are held by or for the benefit of Non-Residents (“Non-Resident Beneficiaries”);

(c)	the Trustees, following the issuance of a public announcement to such effect, may refuse to accept a subscription for Units from or issue or register a transfer of Units to a Person unless the Person provides a declaration that the Person is not a Non-Resident (or, in the discretion of the Trustees, that the Person is not a Non-Resident Beneficiary) and does not hold his or its Units for a Non-Resident Beneficiary; and

(d)	if, notwithstanding the foregoing, the Trustees, in their discretion, determine that further action is required so that the Trust continues to qualify as a mutual fund trust for purposes of the Tax Act, the Trustees may send a notice to such Unitholders, chosen in inverse order to the order of acquisition or registration or in such manner as the Trustees may consider equitable and practicable, requiring them to sell their Units or a portion thereof within a specified period of not more than 60 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the Trustees with satisfactory evidence that they are not Non-Residents and do not hold their Units for the benefit of Non-Resident Beneficiaries within such period, the Trustees may sell such Units on behalf of such Unitholders, and in the interim, the voting and distribution rights attached to such Units shall be suspended. Upon such sale, the affected holders shall cease to be Unitholders and their rights shall be limited to receiving the net proceeds of sale.

In any situation where it is unclear whether Units are held for the benefit of Non-Resident Beneficiaries, the Trustees may exercise their discretion in determining whether such Units are or are not so held, and any such exercise by them of their discretion shall be binding for the purposes of this Section 5.11.
5.12   Certificates
        Subject to Section 5.13, each Unitholder or his duly authorized agent is entitled to a certificate bearing an identifying serial number in respect of the Units held by him, signed in the manner hereinafter prescribed, but the Trust is not bound to issue more than one certificate in respect of a Unit or Units held jointly or in common by two or more Persons and delivery of a certificate to one of them shall be sufficient delivery to all. No certificate shall be issued to evidence any fractional Units.
        Except as otherwise provided below, the Units shall be represented in the form of one or more fully registered Unit certificates and Units shall be issued in fully registered form to holders or their nominees and a purchaser of a Unit shall be entitled to a certificate or other instrument from the Trust evidencing that purchaser’s ownership thereof. If approved by the Trustees, the Trust may adopt a book-based system whereby the Units shall be represented in the form of one or more fully registered global Unit certificates held by, or on behalf of, CDS, as custodian of a global certificate for the participants of CDS, registered in the name of CDS or its nominee, and registration of ownership and transfers of the Units shall be effected only through the book-based system administered by CDS.
5.13   Certificate Fee
        The Trustees may establish a fee, not to exceed the amount prescribed under the CBCA, to be charged for every certificate issued evidencing the ownership of Units.
5.14   Form of Certificate
        The form of certificate representing Units shall be in such form as is from time to time authorized by the Trustees. Signatures of Trustees or officers of the Trust required on Unit certificates may be printed or otherwise mechanically reproduced thereon. If a Unit certificate contains a printed or mechanically reproduced signature of a Person, the Trust may issue the certificate even though the Person has ceased to be a Trustee or an officer of the Trust and such certificate is as valid as if the Person were a Trustee or an officer at the date of its issue.
5.15   Register
        A register (the “Register”) shall be kept by, or on behalf and under the direction of, the Trustees, which Register shall contain the names and addresses of Unitholders, the respective numbers of Units held by them, the certificate numbers of the certificates of such Units and a record of all transfers thereof. The Trustees may appoint one or more chartered banks or trust companies to act as transfer agent(s) and to act as registrar(s) for Units and may provide for the transfer of Units in one or more places within Canada. In the event of such appointment, such transfer agents and registrars shall keep all necessary registers and other books (which may be kept on a computer or similar device) for recording original issues and registering and transferring the Units. If the Trustees have appointed a registrar and transfer agent, no certificate for Units shall be valid unless countersigned by or on behalf of a transfer agent and/or registrar. Only Unitholders whose Units are recorded on the Register shall be entitled to vote or to receive distributions or otherwise exercise or enjoy the rights of Unitholders.
5.16   Entry on Register
        Subject to Sections 5.11 and 5.12, upon any issue of Units, the name of the subscriber shall be promptly entered on the Register as the owner of the number of Units issued to such subscriber, or if the subscriber is already a Unitholder, the Register shall be amended to include his additional Units.
5.17   Successors in Interest to Unitholders
        Any Person becoming entitled to any Units as a consequence of the death, bankruptcy or incompetence of any Unitholder or otherwise by operation of law shall be recorded in the Register as the holder of such Units, but until such record is made, the Unitholder of record shall continue to be and shall be deemed to be the holder of such Units for all purposes whether or not the Trust, the Trustees or the transfer agent or registrar of the Trust shall have actual or other notice of such death, bankruptcy, incompetence or other event. The Person becoming entitled to such Units shall be bound by every notice or other document in respect of the Units which shall have been duly given to the Unitholder from whom he derives his title to such Units.
5.18   Units Held Jointly or in Fiduciary Capacity
        The Trust may treat two or more Persons holding any Unit as joint tenants of the entire interest therein unless the ownership is expressly otherwise recorded on the Register, but no entry shall be made in the Register or on any certificate that any Person is in any other manner entitled to any future, limited or contingent interest in any Unit; provided, however, that any Person recorded in the Register or on any certificate as a Unitholder may, subject to the provisions herein contained, be described in the Register or on any certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship.

5.19   Recognition of Registered Owners
        None of the Trustees, the officers of the Trust, Unitholders or any transfer agent or other agent of the Trust or the Trustees shall have a duty to inquire into any claim that a transfer of a Unit or other security of the Trust was or would be wrongful or that a particular adverse Person is the owner of or has an interest in the Unit or other security or any other adverse claim, or be bound to see to the performance of any trust, express, implied or constructive, or of any charge, pledge or equity to which any of the Units or other securities or any interest therein are or may be subject, or to ascertain or inquire whether any sale or transfer of any such Units or other securities or interest therein by any such Unitholder or holder of such security or his personal representatives is authorized by such trust, charge, pledge or equity, or to recognize any Person as having any interest therein, except for the Person recorded as Unitholder or holder of such security.
5.20   Lost Certificates
        In the event that any certificate for Units is lost, stolen, destroyed or mutilated, any Trustee or any Approved Officer of the Trust may authorize the issuance of a new certificate for the same number of Units in lieu thereof. Any Trustee or any Approved Officer of the Trust may in his discretion, before the issuance of such new certificate, require the owner of the lost, stolen, destroyed or mutilated certificate, or the legal representative of the owner, to make such affidavit or statutory declaration, setting forth such facts as to the loss, theft, destruction or mutilation, as the Trustee or the Approved Officer of the Trust deems necessary and may require the applicant to supply to the Trust a “lost certificate” or similar bond in such reasonable amount as the Trustee or the Approved Officer of the Trust directs indemnifying the Trustees or any officers of the Trust, the transfer agents and registrars for so doing. Any Trustee or any Approved Officer of the Trust shall have the power to acquire from an insurer or insurers a blanket lost security bond or bonds in respect of the replacement of lost, stolen, destroyed or mutilated certificates. The Trust shall pay all premiums and other sums of money payable for such purpose out of the property of the Trust with such contribution, if any, by those insured as may be determined by the Trustee or Approved Officer of the Trust. If such blanket lost security bond is acquired, the Trustee or Approved Officer of the Trust may authorize and direct (upon such terms and conditions as they may from time to time impose) any registrar, transfer agent, trustee, or others to whom the indemnity of such bond extends to take such action to replace such lost, stolen, destroyed or mutilated certificates without further action or approval by the Trustee or Approved Officer of the Trust.
5.21   Death of a Unitholder
        The death of a Unitholder during the continuance of the Trust shall not terminate the Trust or give the personal representatives or the heirs of the estate of the deceased Unitholder a right to an accounting or to take any action in the courts or otherwise against other Unitholders or the Trustees, officers of the Trust or the property of the Trust, but shall only entitle the personal representatives or the heirs of the estate of the deceased Unitholder to succeed to all rights of the deceased Unitholder under this Declaration of Trust.
5.22   Unclaimed Payments
        In the event that the Trustees hold any amounts to be paid to Unitholders under Article 9, Section 12.3 or otherwise because such amounts are unclaimed or cannot be paid for any reason, neither the Trustees nor any distribution disbursing agent shall be under any obligation to invest or reinvest the same and shall only be obligated to hold the same in a current or other non-interest bearing account with a chartered bank or trust company pending payment to the Person or Persons entitled thereto. The Trustees shall, as and when required by law, and may at any time prior to such required time, pay all or part of such amounts so held to a court in the province where the Trust has its principal office or to the Public Guardian and Trustee (or other similar government official or agency) in the province where the Trust has its principal office whose receipt shall be a fulfilment and discharge of the obligations of the Trustees.
5.23   Redemption of Units
        Each Unitholder shall be entitled to require the Trust to redeem at any time at the demand of the Unitholder all or any part of the Units registered in the name of the Unitholder at the prices determined and payable in accordance with the following conditions:

(a)	To exercise a Unitholder’s right to require redemption under this Section 5.23, a duly completed and properly executed notice surrendering the Units for redemption and requiring the Trust to redeem

Units, in the form attached hereto as Appendix A, until a substitute form is otherwise approved by the Trustees, shall be delivered to the Trust at the head office of the Trust (or as the Trustees may otherwise direct). No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to the Trustees and is accompanied by any further evidence that the Trustees may reasonably require with respect to the identity, capacity or authority of the Person giving such notice.

(b)	Upon receipt by the Trust of the notice to redeem Units, the Unitholder shall thereafter cease to have any rights with respect to the Units tendered for redemption (other than to receive the redemption payment therefor), including the right to receive any distributions thereon which are declared payable to the holders of Units of record on a date which is subsequent to the day of receipt by the Trust of such notice. Units shall be considered to be tendered for redemption on the date that the Trust has, to the satisfaction of the Trustees, received the notice and other required documents or evidence as aforesaid.

(c)	Upon receipt by the Trust of the notice to redeem Units in accordance with this Section 5.23, the holder of the Units tendered for redemption shall be entitled to receive a price per Unit (the “Redemption Price”) equal to the lesser of:

(i)	90% of the “market price” of the Units on the principal market on which the Units are quoted for trading during the ten trading day period ending immediately prior to the date on which the Units are surrendered to the Trust for redemption (the “Redemption Date”); and

(ii)	100% of the “closing market price” on the principal market on which the Units are quoted for trading, on the Redemption Date.

For the purposes of this calculation, the “market price” for the Units will be an amount equal to the average of the closing price of the Units for each of the trading days for the ten trading days reference period on which there was a closing price on the principal exchange or market on which the Units are quoted for trading; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Units traded on a particular day, the “market price” shall be an amount equal to the average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the ten trading days in the reference period, the “market price” shall be the average of the following prices established for each of the ten trading days: (i) the average of the last bid and ask prices for each day on which there was no trading; (ii) the closing price of the Units for each day that there was trading if the exchange or market provides a closing price; and (iii) the average of the highest and lowest prices of the Units for each day that there was trading, if the market provides only the highest and lowest prices of Units traded on a particular day.

For the purposes of this calculation, the “closing market price” of the Units shall be an amount equal to the closing price of the Units if there was a trade on the date and the exchange or market provides a closing price; an amount equal to the average of the highest and lowest prices of the Units if there was trading and the exchange or other market provides only the highest and lowest trading prices of Units traded on a particular day; or the average of the last bid and last ask price of the Units if there was no trading on the date.

If a Unitholder is not entitled to receive cash upon the redemption of Units in circumstances in which Sections 5.23(e)(ii) or (iii) apply, then the Redemption Price shall be equal to the fair market value of the Units as determined by the Trustees.

(d)	Subject to Sections 5.23(e) and 5.23(f), the Redemption Price payable in respect of the Units tendered for redemption during any month shall be paid by cheque, drawn on a Canadian chartered bank or a trust company in lawful money of Canada, payable at par to or to the order of the Unitholder who exercised the right of redemption on or before the last day of the calendar month following the month in which the Units were tendered for redemption. Payments made by the Trust of the Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the former holder of Units unless such cheque is dishonoured upon presentment. Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of the Units so redeemed.

(e)	Section 5.23(d) shall not be applicable to Units tendered for redemption by a holder of Units, if:

(i)	the total amount payable by the Trust pursuant to Section 5.23(c) in respect of such Units and all other Units tendered for redemption prior thereto in the same calendar month exceeds $50,000 (the “Monthly Limit”); provided that the Trustees may, in their sole discretion, waive such limitation in respect of all Units tendered for redemption in any calendar month;

(ii)	at the time the Units are tendered for redemption, the outstanding Units are not listed for trading or quoted on any stock exchange or market which the Trustees consider, in their sole discretion, provides representative fair market value prices for the Units; or

(iii)	the normal trading of the outstanding Units is suspended or halted on any stock exchange on which the Units are listed (or, if not listed, on a stock exchange, on any market on which the Units are quoted for trading) on the Redemption Date or for more than five trading days during the ten trading day period ending on the Redemption Date.

(f)	If, pursuant to Sections 5.23(e)(ii) or 5.23(e)(iii), Section 5.23(d) is not applicable to Units tendered for redemption by a Unitholder, the Redemption Price per Unit specified in Section 5.23(c) to which the Unitholder would otherwise be entitled shall, subject to receipt of all necessary regulatory approvals (which the Trust shall use commercially reasonable efforts to obtain), be paid and satisfied by way of a distribution in specie of securities of the Trust or its Subsidiaries having a fair market value, as determined by the Trustees, equal to the Redemption Price of the surrendered Units.

(g)	If, pursuant to Section 5.23(e)(i), Section 5.23(d) is not applicable to the Units tendered for redemption by a Unitholder, the Redemption Price per Unit to which the Unitholder would otherwise be entitled shall be paid and satisfied as follows:

(i)	a portion of the Redemption Price per Unit equal to the Monthly Limit divided by the number of Units tendered for redemption in the month shall be paid and satisfied in cash, in accordance with Section 5.23(d) applied mutatis mutandis; and

(ii)	subject to receipt of all necessary regulatory approvals (which the Trust shall use commercially reasonable efforts to obtain), the remainder of the Redemption Price per Unit shall be paid and satisfied by way of a distribution in specie to such Unitholder of securities of the Trust or its Subsidiaries, in accordance with Section 5.23(f) applied mutatis mutandis.

Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of the Units so redeemed.

(h)	All Units which are redeemed under this Section 5.23 shall be cancelled and such Units shall no longer be outstanding and shall not be reissued.

(i)	The amount of any capital gains or income realized in a year by the Trust as a result of any disposition of property by the Trust undertaken to permit or facilitate the redemption of Units pursuant to this Section 5.23 may, for purposes of computing the net income of the Trust under the Tax Act or other tax legislation, be treated as having been paid in the year by the Trust to the Unitholders redeeming Units in such year and having been designated as a taxable capital gain to such Unitholder.
5.24   Purchase of Units
        The Trust shall be entitled to purchase for cancellation at any time the whole or from time to time any part of the outstanding Units, at a price per Unit and on a basis determined by the Trustees in compliance with all applicable securities laws, regulations, rules, blanket orders, notices or policies or the rules or applicable policies of any stock exchange.
5.25   Right to Acquire

(a)	If within 120 days after the date of a take-over bid for Units the bid is accepted by the holders of not less than 90% of the Units, other than Units held at the date of the take-over bid by or on behalf of the offeror or an affiliate or associate of the offeror, the offeror is entitled, on complying with this Section 5.25, to acquire the Units held by the Dissenting Offerees.

(b)	An offeror may acquire Units held by a Dissenting Offeree by sending by mail within 60 days after the date of termination of the take-over bid and in any event within 180 days after the date of the take-over bid, an offeror’s notice to each Dissenting Offeree stating that:

(i)	the offerees holding more than 90% of the Units to which the bid relates accepted the take-over bid, other than Units held at the date of the take-over bid by or on behalf of the offeror or an affiliate or associate of the offeror;

(ii)	the offeror is bound to take up and pay for or has taken up and paid for the Units of the offerees who accepted the take-over bid;

(iii)	a Dissenting Offeree is required to elect:

(A)	to transfer their Units to the offeror on the terms on which the offeror acquired the Units from the offerees who accepted the take-over bid, or

(B)	subject to Section 5.25(s), to demand payment of the fair value of the Units in accordance with Sections 5.25(i) to (r) by notifying the offeror within 20 days after receiving the offeror’s notice;

(iv)	a Dissenting Offeree who does not notify the offeror in accordance with Section 5.25(b)(iii)(B) is deemed to have elected to transfer the Units to the offeror on the same terms that the offeror acquired the Units from the offerees who accepted the take-over bid; and

(v)	a Dissenting Offeree must send notice of the election under Section 5.25(d)(ii) to the Trust within 20 days after he receives the offeror’s notice.

(c)	Concurrently with sending the offeror’s notice under Section 5.25(b), the offeror shall send to the Trust a notice disclosing the name and address of the offeror and the name of the Dissenting Offeree with respect to each Unit held by a Dissenting Offeree.

(d)	A Dissenting Offeree to whom an offeror’s notice is sent under Section 5.25(b) shall, within 20 days after receiving that notice:

(i)	send the certificate(s) representing the Units to the Trust; and

(ii)	elect:

(A)	to transfer the Units to the offeror on the terms on which the offeror acquired the Units from the offerees who accepted the take-over bid; or

(B)	to demand payment of the fair value of the Units in accordance with Section 5.25(i) to (r) by notifying the offeror.

(e)	A Dissenting Offeree who does not notify the offeror in accordance with Section 5.25(d)(ii)(B) is deemed to have elected to transfer the Units to the offeror on the same terms on which the offeror acquired the Units from the offerees who accepted the take-over bid.

(f)	Within 20 days after the offeror sends an offeror’s notice under Section 5.25(b), the offeror shall pay or transfer to the Trust the amount of money or other consideration that the offeror would have had to pay or transfer to a Dissenting Offeree if the Dissenting Offeree had elected to accept the take-over bid under Section 5.25(d)(ii)(A).

(g)	The Trust is deemed to hold in trust for the Dissenting Offeree the money or other consideration it receives under Section 5.25(f), and the Trust shall deposit the money in a separate account in a Canadian chartered bank and shall place the other consideration in the custody of a Canadian chartered bank or similar institution.

(h)	Within 30 days after the offeror sends an offeror’s notice under Section 5.25(b), the Trust shall:

(i)	if the payment or transfer required by Section 5.25(f) is made, transfer to the offeror the Units that were held by Dissenting Offerees;

(ii)	give to each Dissenting Offeree who elects to accept the take-over bid terms under Section 5.25(d)(ii)(A) and who transferred his Units as required under Section 5.25(d) the money or other consideration to which the offeree is entitled, disregarding fractional Units, if any, which may be paid for in money; and

(iii)	if the payment or transfer required by Section 5.25(f) is made and the money or other consideration is deposited as required by Section 5.25(g), send to each Dissenting Offeree who has not sent notice as required under Section 5.25(d) a notice stating that:

(A)	the Dissenting Offeree’s Units have been cancelled,

(B)	the Trust or some designated Person holds in trust for the Dissenting Offeree the money or other consideration to which the Dissenting Offeree is entitled as payment for or in exchange for the Units, and

(C)	the Trust will, subject to Sections 5.25(i) to 5.25(r), send that money or other consideration to that offeree without delay after receiving the certificate representing the Units.

(i)	If a Dissenting Offeree has elected to demand payment of the fair value of his Units under Section 5.25(d)(ii)(B), the offeror may, within 20 days after it has paid the money or transferred the other consideration under Section 5.25(f), apply to the Court to fix the fair value of the Units of that Dissenting Offeree.

(j)	If an offeror fails to apply to the Court under Section 5.25(i), a Dissenting Offeree may apply to the Court for the same purpose within a further period of 20 days.

(k)	Where no application is made to the Court under Section 5.25(j) within the period set out in that Section, a Dissenting Offeree is deemed to have elected to transfer their Units to the offeror on the same terms that the offeror acquired the Units from the offerees who accepted the take-over bid.

(l)	An application under Sections 5.25(i) or 5.25(j) shall be made to the Court in Calgary, Alberta.

(m)	A Dissenting Offeree is not required to give security for costs in an application made under Section 5.25(i) or 5.25(j).

(n)	On an application under Section 5.25(i) or 5.25(j):

(i)	all Dissenting Offerees referred to in Section 5.25(d)(ii)(B) whose Units have not been acquired by the offeror shall be joined as parties and are bound by the decision of the Court; and

(ii)	the offeror shall notify each affected Dissenting Offeree of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

(o)	On an application to the Court under Sections 5.25(i) or 5.25(j), the Court may determine whether any other Person is a Dissenting Offeree who should be joined as a party, and the Court shall then fix a fair value for the Units of all Dissenting Offerees.

(p)	The Court may in its discretion appoint one or more appraisers to assist the Court to fix a fair value for the Units of a Dissenting Offeree.

(q)	The final order of the Court shall be made against the offeror in favour of each Dissenting Offeree and for the amount for the Units as fixed by the Court.

(r)	In connection with proceedings under this Section, the Court may make any order it thinks fit, and without limiting the generality of the foregoing, it may:

(i)	fix the amount of money or other consideration that is required to be held in trust under Section 5.25(g);

(ii)	order that money or other consideration be held in trust by a Person other than the Trust; and

(iii)	allow a reasonable rate of interest on the amount payable to each Dissenting Offeree from the date they send or deliver notice under Section 5.25(d) until the date of payment.

(s)	The acquisition of a Dissenting Offeree’s Units shall be for the fair value of such Units determined in accordance with Sections 5.25(i) to (r) subject to any maximum as to the amount of cash or securities that may be issued as consideration for the acquisition of such Units as the offeror for such securities may have specified as a condition of its take-over bid, and such offeror shall not be required to pay additional cash or issue further additional securities to the extent that such caps have been met prior to the acquisition of the Dissenting Offeree’s Units.

5.26	Dissenting Unitholders

(a)	In respect of any matter set out in Sections 3.9(b)(i) or (ii) of this Declaration of Trust, the Unitholder (herein the “Dissenting Unitholder”) may elect to demand payment of the fair value of its Units in accordance with Sections 5.25(i) to (r) by: (x) sending to the Trustees, at or before any meeting of the Unitholders to approve the transaction or such other deadline before the meeting as the Independent Trustees determine, a written objection to approval of the transaction and (y) notifying the Trustees within 20 days after the Dissenting Unitholder receives notice from the proposed acquiror or the Trustees that the transaction has been approved. A Unitholder who votes for such transactions shall not be entitled to dissent. For greater certainty, that right of dissent may only be exercised by registered Unitholders.

(b)	Section 5.26(a) shall not be applicable to a transaction in which the Trust directly or indirectly transfers the securities held by the Trust to Unitholders on a proportionate basis.
ARTICLE 6
MEETINGS OF UNITHOLDERS

6.1	Annual Meeting
        There shall be an annual meeting of the Unitholders, at such time and place in Canada as the Trustees shall prescribe, or by electronic means to the extent provided under applicable law, for the purpose of electing Trustees, appointing or changing the auditors of the Trust, approving nominees for election by the Trustees as directors of Fording ULC and transacting such other business as the Trustees may determine or as may properly be brought before the meeting. The annual meeting of Unitholders shall be held after delivery to the Unitholders of the information referred to in Section 14.3 and, in any event, within 180 days after the end of each fiscal year of the Trust.

6.2	Special Meetings
        The Trustees shall have power at any time to call special meetings of the Unitholders, to be held at such time and place in Canada or by electronic means as the Trustees may determine. Unitholders holding in the aggregate not less than ten percent of the outstanding Units may requisition the Trustees in writing to call a special meeting of the Unitholders for the purposes stated in the requisition. The requisition must state in reasonable detail the business proposed to be transacted at the meeting and shall be sent to each of the Trustees and to the principal office of the Trust. Unitholders have the right to obtain a list of Unitholders to the same extent and upon the same conditions and limitations as those which apply to shareholders of a corporation governed by the CBCA. Upon receiving the requisition, the Trustees shall call a meeting of Unitholders to transact the business referred to in the requisition, unless:

(a)	a record date for a meeting of the Unitholders has been fixed and notice thereof has been given to each stock exchange in Canada on which the Units are listed for trading;

(b)	the Trustees have called a meeting of the Unitholders and have given notice thereof pursuant to Section 6.3;

(c)	in connection with the business as stated in the requisition:

(i)	the proposal is not submitted at least 90 days before the anniversary date of the notice of meeting that was sent to Unitholders in connection with the previous annual meeting of Unitholders;

(ii)	it clearly appears to the Trustees that the primary purpose of the matter covered by the requisition as submitted by the Unitholder is to enforce a personal claim or to redress a personal grievance against the Trust, the Trustees, the officers of the Trust or its securityholders;

(iii)	it clearly appears to the Trustees that the matter covered by the requisition does not relate in a significant way to the business or affairs of the Trust;

(iv)	the Trust, at the Unitholder’s request, included a matter covered by a requisition in an information circular relating to a meeting of Unitholders held within two years preceding the receipt of such request, and the Unitholder failed to present the matter, in person or by proxy, at the meeting;

(v)	substantially the same matter covered by the requisition was submitted to Unitholders in an information circular (including a dissident’s information circular) relating to a meeting of Unitholders held within five years preceding the receipt of the Unitholder’s request and the matter covered by the requisition did not receive the prescribed minimum amount of support at the meeting; or

(vi)	the rights conferred by this Section 6.2 are being abused to secure publicity; or

(d)	any other circumstance exists when, under the CBCA or at law, directors of a corporation would not be required to call such a meeting.
        Subject to the foregoing, if the Trustees do not within 21 days after receiving the requisition call a meeting, any Unitholder who signed the requisition may call the meeting in accordance with the provisions of Sections 6.3 and 6.7. If there shall be no Trustees, the officers of the Trust shall promptly call a special meeting of the Unitholders for the election of successor Trustees. The phrase “meeting of the Unitholders” wherever it appears in this Declaration of Trust shall mean and include both an annual meeting and any other meeting of Unitholders.
6.3    Notice of Meeting of Unitholders
        Notice of all meetings of the Unitholders shall be mailed, delivered or transmitted by the Trustees to each Unitholder at his address appearing in the Register, to each Trustee and to the auditors of the Trust not less than 21 nor more than 60 days before the meeting. Notice of any meeting of the Unitholders shall state the purposes of the meeting and the time and place of the meeting.
6.4    Quorum
        A quorum for any meeting of Unitholders shall be individuals present not being less than two in number and being Unitholders or representing by proxy Unitholders who hold in the aggregate not less than 10% of the votes attached to all outstanding Units, provided that if the Trust has only one Unitholder the Unitholder present in person or by proxy constitutes a meeting and a quorum for such meeting. In the event of such quorum not being present at the appointed place on the date for which the meeting is called within 30 minutes after the time fixed for the holding of such meeting, the meeting, if convened on the requisition of Unitholders, shall be dissolved, but in any other case shall stand adjourned to such day being not less than ten days later and to such place and time as may be appointed by the Chair of the meeting. If at such adjourned meeting a quorum as above defined is not present, the Unitholders present either personally or by proxy shall form a quorum, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. The Chair or, if the Chair is not present, the Vice-Chair, or any other Trustee determined by the Trustees, shall be the Chair of any meeting of the Unitholders.
6.5    Voting
        Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy, or if the meeting is held by electronic means, Unitholders may attend and vote at such meetings as if the Trust was a corporation governed by the CBCA. Each Unit shall entitle the holder thereof to one vote at all meetings of the Unitholders. Any action to be taken by the Unitholders shall, except as otherwise required by this Declaration of Trust or by law, be authorized when approved by a majority of the votes cast at a meeting of the Unitholders. The Chair of any such meeting shall not have a second or casting vote.

6.6    Matters on which Unitholders Shall Vote
        In addition to the matters set forth in Section 3.9(b) and (c), none of the following shall occur unless the same has been duly approved by the Unitholders at a meeting duly called and held:

(a)	except as provided in Sections 2.1, 2.5 or 2.6, the appointment, election or removal of Trustees;

(b)	except on the occurrence of a vacancy in the position of auditors of the Trust, as provided in Section 1.7, the appointment or removal of auditors of the Trust;

(c)	any amendment to the Declaration of Trust (except as provided in Section 11.1); or

(d)	the termination of the Trust pursuant to Section 12.2.
        Nothing in this Section 6.6, however, shall prevent the Trustees from submitting to a vote of Unitholders any matter which they deem appropriate. Except with respect to matters on which this Declaration of Trust contemplates a vote of Unitholders, or submitted to a vote of the Unitholders by the Trustees on the express basis that it be a binding vote, no vote of the Unitholders shall in any way bind the Trustees.
6.7    Record Dates
        For the purpose of determining the Unitholders who are entitled to receive notice of and vote at any meeting or any adjournment(s) or postponement(s) thereof or for the purpose of any other action, the Trustees may from time to time, without notice to the Unitholders, close the transfer books for such period, not exceeding 35 days, as the Trustees may determine; or without closing the transfer books the Trustees may fix a date not less than 21 days and not more than 60 days prior to the date of any meeting of the Unitholders or other action as a record date for the determination of Unitholders entitled to receive notice of and to vote at such meeting or any adjournment(s) or postponement(s) thereof or to be treated as Unitholders of record for purposes of such other action, and any Unitholder who was a Unitholder at the time so fixed shall be entitled to receive notice of and vote at such meeting or any adjournment(s) or postponement(s) thereof, even though it has since that date disposed of its Units, and no Unitholder becoming such after that date shall be entitled to receive notice of and vote at such meeting or any adjournment(s) or postponement(s) thereof or to be treated as a Unitholder of record for purposes of such other action, although this shall not preclude such purchaser arranging to be a proxyholder or agreeing with the selling Unitholder on how such Unitholder will vote at the discretion of such purchaser. If, in the case of any meeting of Unitholders, no record date with respect to voting has been fixed by the Trustees, the record date for voting shall be 5:00 p.m. on the last business day before the meeting.
6.8    Proxies
        Whenever the vote or consent of Unitholders is required or permitted under this Declaration of Trust, such vote or consent may be given either directly by the Unitholder or by a proper form of proxy or, in the case of a Unitholder that is other than an individual, by an individual authorized by the board of directors or governing body of such Person to represent it at a meeting of the Unitholders.
        The Trustees may in their discretion from time to time make determinations, adopt regulations or delegate decisions to officers relating to the appointment of proxyholders, and the solicitation, execution, validity, revocation and deposit of proxies.
        An instrument of proxy executed in compliance with the foregoing shall be valid unless challenged at the time of or prior to its exercise, and the Person challenging the instrument shall have the burden of proving, to the satisfaction of the Chair of the meeting at which the instrument is proposed to be used, that the instrument of proxy is invalid. Any decision of the Chair of the meeting in respect of the validity of an instrument of proxy shall be final and binding upon all Persons. An instrument of proxy shall be valid only at the meeting with respect to which it was solicited or any adjournment(s) or postponement(s) thereof.
        A vote cast in accordance with any proxy shall be valid notwithstanding the death, incapacity, insolvency or bankruptcy of the Unitholder giving the proxy or the revocation of the proxy unless written notice of the death, incapacity, insolvency, bankruptcy or revocation of the proxy has been received by the Chair of the meeting prior to the time when the vote is cast.

6.9    Personal Representatives
        If a Unitholder is deceased, his personal representative, upon filing with the secretary of the meeting such proof of his appointment as the secretary considers sufficient, shall be entitled to exercise the same voting rights at any meeting of Unitholders as the Unitholder would have been entitled to exercise if he were living and for the purpose of the meeting shall be considered to be a Unitholder. Subject to the provisions of the will of a deceased Unitholder, if there is more than one personal representative, the provisions of Section 5.18 relating to joint holders shall apply.
6.10   Attendance by Others
        Any Trustee, officer of the Trust, representative of the auditors of the Trust or other individual approved by the Trustees may attend and speak at any meeting of Unitholders.
6.11   Conduct of Meetings
        To the extent that the rules and procedures for the conduct of a meeting of Unitholders are not prescribed herein, the rules and procedures shall be such reasonable rules and procedures as are determined by the Chair of the meeting and such rules and procedures shall be binding upon all parties participating in the meeting.
6.12   Binding Effect of Resolutions
        Every resolution passed at a meeting in accordance with the provisions of this Article 6 shall be binding upon all Unitholders, whether present at or absent from the meeting. Subject to Section 6.6, no action taken by Unitholders at any meeting of Unitholders shall in any way bind the Trust or the Trustees without the approval of the Trustees.
6.13   Resolution in Lieu of Meeting
        Notwithstanding any other provision of this Declaration of Trust, a resolution signed in writing by all of the Unitholders entitled to vote on that resolution at a meeting of Unitholders is as valid as if it had been passed at a meeting of Unitholders.
6.14   Actions by Unitholders
        Any action, change, approval, decision or determination required or permitted to be taken or made by the Unitholders hereunder shall be effected by a resolution passed by the Unitholders at a duly constituted meeting (or a special resolution in lieu thereof) in accordance with this Article 6.
ARTICLE 7
MEETINGS OF THE TRUSTEES
7.1    Trustees May Act Without Meeting
        The Trustees may act with or without a meeting. Any action of the Trustees or any committee of the Trustees may be taken at a meeting by vote, or without a meeting by written consent signed by all, of the Trustees or the members of the applicable committee, as the case may be.
7.2    Notice of Meeting
        Meetings of the Trustees may be held from time to time upon the giving of notice by any Trustee. Regular meetings of the Trustees may be held without call or notice at a time and place in Canada fixed by the Trustees. Notice of the time and place of any other meetings shall be mailed or otherwise given not less than 48 hours before the meeting but may be waived in writing by any Trustee either before or after such meeting. The attendance of a Trustee at a meeting shall constitute a waiver of notice of such meeting except where a Trustee attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting has not been lawfully called or convened.
7.3    Quorum
        A quorum for all meetings of the Trustees shall be at least a majority of the Trustees present in person, a majority of whom shall be Independent Trustees and a majority of whom shall be resident Canadians; provided that if there is no quorum, the meeting may be adjourned to a business day on notice to all of the Trustees, and at the reconvened meeting, the presence of one-third of the Trustees is required in order to constitute a quorum. A quorum for any committee of the Trustees shall be the majority of that committee a majority of whom are Independent Trustees and a majority of whom shall be resident Canadians.
7.4    Voting at Meetings
        Unless otherwise expressly provided herein, all resolutions, decisions or other questions arising at any meeting of the Trustees or of a committee of Trustees shall be decided by a majority of the votes cast. In the case of an equality of votes at any meeting of Trustees or of a committee of Trustees, the Chair of the meeting shall not have a second or casting vote in addition to his original vote.
7.5    Meeting by Telephone
        Any Trustee may participate in a meeting of the Trustees or any committee thereof by means of a conference telephone or other communications equipment by means of which all Trustees participating in the meeting can hear each other and a Trustee so participating shall be considered for the purposes of this Declaration of Trust to be present in person at that meeting.
ARTICLE 8
DELEGATION OF POWERS
8.1    General
        The Trustees shall have the power to appoint, employ or contract with any Person, including a Chief Executive Officer who is not a director, officer or employee of Teck Cominco, its affiliates or the EVC Partnership, for any matter relating to the Trust or its assets or affairs. The Chairman and Chief Executive Officer of the Trust will be selected by the Trustees from the Independent Trustees, provided however that for the purposes of this provision only, a Person shall not be considered ineligible to be appointed as Chairman and Chief Executive Officer by virtue of being an officer of the Trust, Fording LLC, Fording ULC or Fording LP. For greater certainty, the Trustees may delegate to any Person (including any one or more Approved Officers) the power to execute any document or enter into any agreement on behalf of the Trust or exercise any discretion or make any amendment in relation thereto. The Trustees may grant or delegate such authority to an advisor as the Trustees may in their sole discretion deem necessary or desirable without regard to whether such authority is normally granted or delegated by Trustees. The Trustees shall have the power to determine the term and compensation of an advisor or any other Person whom they may employ or with whom they may contract. The Trustees shall have the power to grant powers of attorney as required in connection with any financing or security relating thereto.
8.2    Audit Committee
        The Trustees shall appoint the Audit Committee consisting of at least three Trustees, each of whom must be Independent Trustees. The Audit Committee shall supervise the public disclosure of the Trust as a public reporting issuer in accordance with applicable laws and the TSX Guidelines, including reviewing the quality and integrity of annual and interim financial statements, reviewing accounting policies and practices, retaining, directing and monitoring the independence of the external auditors and reviewing the adequacy and effectiveness of the Trust’s system of internal controls and procedures, and such other mandates or amendments to such mandate as may be delegated to the Audit Committee from time to time.
8.3    Governance Committee
        The Trustees shall appoint the Governance Committee consisting of at least three Trustees, each of whom must be Independent Trustees. Subject to the Governance Agreements, the Governance Committee shall be responsible for identifying and nominating Persons to act as Trustees (other than Trustees entitled to be nominated by a Person who is one of the Principal Unitholders pursuant to a Governance Agreement), monitoring Trustee performance, establishing Trustee compensation and developing and monitoring the Trust’s approach to corporate governance issues, and such other mandates or amendments to such mandate as may be delegated to the Governance Committee from time to time.

8.4    Additional Committees
        The Trustees may create such additional committees as they, in their discretion, determine to be necessary or desirable for the purposes of properly governing the affairs of the Trust; provided that a majority of any committee must be Independent Trustees. Further, the Trustees may not delegate to any such additional committee any powers or authority in respect of which a board of directors of a corporation governed by the CBCA may not delegate, except for items expressly delegated to Independent Trustees or another group of Trustees by this Declaration of Trust or by unanimous decision of the Trustees.
8.5    Resident Canadians
        Any committee of Trustees shall be comprised of a majority of Trustees who are resident Canadians.

8.6	Management of the Trust

(a)	The Trustees may exercise broad discretion in hiring officers, employees, agents and consultants or otherwise delegating the ability to administer the Trust’s day-to-day operations and perform various activities related to the operations of the Trust and the assets owned by the Trust, all subject to the overriding authority of the Trustees over the management and affairs generally of the Trust.

(b)	The Chief Executive Officer shall, subject to any limitation the Trustees may determine by resolution, have broad discretion to administer and manage the day-to-day operations of the Trust and to make executive decisions that conform to the general policies and principles set forth in this Declaration of Trust or otherwise established by the Trustees from time to time and do all such other acts and things as are incidental to the foregoing, and to exercise all powers which are necessary or useful to carry on the purpose and activities of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of this Declaration of Trust.

(c)	Any two Approved Officers shall, subject to any limitation the Trustees may determine by resolution, have authority to renew or extend or participate in the renewal or extension of any security, upon such terms as may be deemed advisable, and to agree to a reduction in the rate of interest on any security or to any other modification or change in the terms of any security or of any guarantee pertaining thereto, in any manner and to any extent that they may deem advisable; and to waive any default whether in the performance of any covenant or condition of any security, or in the performance of any guarantee or to enforce the rights in respect of any such default in such manner and to such extent that they may deem advisable.
ARTICLE 9
DISTRIBUTIONS

9.1	Distributions
        The Trustees will determine the distribution policy of the Trust from time to time; provided that, notwithstanding any other provision of this Declaration of Trust, there shall be payable, without action or declaration by the Trustees, in each taxation year of the Trust an amount necessary to ensure that the Trust shall not be liable to pay income tax under Part I of the Tax Act for that taxation year, and such payment shall be payable on the last day of the taxation year to Persons who are Unitholders on that day.
        The distribution policy of the Trust unless and until changed in the discretion of the Trustees acting unanimously will be to distribute all of the Distributable Cash in respect of each calendar year, which will be payable initially on a quarterly basis. Distributions may be adjusted for amounts paid in prior periods if the actual Distributable Cash for the prior periods is greater than or less than the Trustees’ estimates for the prior periods. Distributions shall be made in cash and may be invested in Units pursuant to any distribution reinvestment plan or Unit purchase plan adopted by the Trustees. Each taxation year the Trust shall deduct in computing its income for purposes of the Tax Act such portion of the amounts paid or payable to Unitholders for the year as is necessary to ensure that the Trust is not liable for income tax under Part I of the Tax Act for that year.
        Distributions for each Distribution Period will be payable to Persons who are Unitholders on the corresponding Distribution Record Date and payment for such distributions will be made on or before the corresponding Distribution Payment Date.

        For greater certainty, it is hereby expressly declared that a Unitholder shall have the legal right to enforce payment of any amount that is required to be distributed to a Unitholder hereunder as of the end of the relevant taxation year of the Trust. This amount may be paid out of any available funds of the Trust.

9.2	Computation of Income and Net Realized Capital Gains

(a)	The Income of the Trust for any taxation year of the Trust shall be the net income for the year determined pursuant to the provisions of the Tax Act having regard to the provisions thereof which relate to the calculation of taxable income of a trust, without reference to section 82(1)(b) (dividend gross up) and section 104(6) (deduction for payments out of the Trust) of the Tax Act (including any income realized by the Trust on the redemption of Units in specie) and taking into account such other adjustments as may be determined in the discretion of the Trustees; provided, however, that capital gains and capital losses shall be excluded from the computation of net income.

(b)	The Net Realized Capital Gains of the Trust for any taxation year of the Trust shall be determined as the amount, if any, by which the aggregate of the capital gains of the Trust, calculated in accordance with the provisions of the Tax Act, in the year exceeds the aggregate of (i) the aggregate of the capital losses of the Trust, calculated in accordance with the provisions of the Tax Act, in the year, (ii) any capital gains which are realized by the Trust as a result of a redemption of Units (including any income realized by the Trust on the redemption of Units in specie) pursuant to Section 5.23, (iii) the amount determined by the Trustees in respect of any net capital losses realized in prior taxation years which the Trust is permitted by the Tax Act to deduct in computing the taxable income of the Trust for the year, and (iv) any amount in respect of which the Trust is entitled to a capital gains refund under the Tax Act, as determined by the Trustees; provided that, at the discretion of the Trustees, the Net Realized Capital Gains of the Trust for a year may be calculated without subtracting the full amount of the net capital losses for the year and/or without subtracting the full amount of the net capital losses of the Trust carried forward from previous years.

9.3	Other Distributions

(a)	In addition to the distributions which are made payable to Unitholders pursuant to Section 9.1, the Trustees may declare to be payable and make distributions, from time to time, out of Income of the Trust, Net Realized Capital Gains of the Trust, the capital of the Trust or otherwise, in any year, in such amount or amounts, and on such dates as the Trustees may determine, to Persons who are Unitholders at the record date for such distribution.

(b)	Having regard to the present intention of the Trustees to allocate, distribute and make payable to Unitholders all of the Income of the Trust, Net Realized Capital Gains of the Trust and any other applicable amounts so that the Trust will not have any liability for tax under Part I of the Tax Act in any taxation year, the following amounts shall, without any further actions on the part of the Trustees, be due and payable to Unitholders of record on the last day of each taxation year:

(i)	the amount, if any, by which the Income of the Trust for such year exceeds the aggregate of the portions, if any, of each distribution made by the Trust pursuant to Section 9.1 and Section 9.3(a) which have been determined by the Trustees, pursuant to Section 9.4, to have been payable by the Trust out of Income of the Trust for such year and the amount of income treated as having been paid in the year pursuant to Section 5.23(i); and

(ii)	the amount, if any, by which the Net Realized Capital Gains of the Trust for such year exceeds the aggregate of the portions, if any, of each distribution made by the Trust pursuant to Section 9.1 and Section 9.3(a) which have been determined by the Trustees, pursuant to Section 9.4, to have been payable by the Trust out of Net Realized Capital Gains of the Trust for such year and the amount of taxable capital gain treated as having been paid in the year pursuant to Section 5.23(i).

(c)	The proportionate share per Unit of the amount of any distribution made pursuant to either or both of Sections 9.3(a) and (b) shall be determined by dividing such amount by the number of issued and outstanding Units on the applicable record date in respect of a distribution pursuant to Section 9.3(a) and on the last day of a taxation year in respect of a distribution pursuant to Section 9.3(b). Subject to Section 9.6, amounts which have been declared to be payable to Unitholders pursuant to either Section 9.3(a) or (b) shall be paid in cash on the Distribution Payment Date which immediately follows the applicable record date in respect of a distribution pursuant to Section 9.3(a) or the last day of the applicable taxation year in respect of a distribution pursuant to Section 9.3(b).

(d)	In addition to the distributions which are made payable to Unitholders, the Trustees may designate and make payable any income or capital gain realized by the Trust as a result of the redemption of Units (including any income realized by the Trust on the redemption of Units in specie) pursuant to Section 5.23 to the redeeming Unitholders in accordance with that Section.

9.4	Character of Distributions and Designations
        In accordance with and to the extent permitted by the Tax Act, the Trustees in each year may make designations in respect of the amounts payable or deemed to have been payable to or on behalf of Unitholders for such amounts that the Trustees consider to be reasonable in all of the circumstances, including designations relating to taxable dividends received or deemed to be received by the Trust in the year on shares of taxable Canadian corporations, net capital gains realized by the Trust in the year and foreign source income of the Trust for the year, as well as elect under sections 104(13.1) and/or (13.2) of the Tax Act that income be taxed to the Trust, rather than to the Unitholders. Distributions payable to Unitholders pursuant to this Article 9 shall be deemed to be distributions of Income of the Trust, Net Realized Capital Gains of the Trust, trust capital or other items in such amounts as the Trustees shall, in their absolute discretion, determine and shall be allocated to Unitholders in the same proportions as distributions received by Unitholders, subject to the discretion of the Trustees to adopt an allocation method which the Trustees consider to be more reasonable in the circumstances including pursuant to Section 9.3(d). For greater certainty, it is hereby declared that any distribution of Net Realized Capital Gains of the Trust shall include the non-taxable portion of the capital gains of the Trust which are encompassed in such distribution.

9.5	Enforceability of Right to Receive Distributions
        Subject to Section 13.4, for greater certainty, it is hereby declared that each Unitholder shall have the legal right to enforce payment as of the relevant Distribution Record Date of any amount payable to such Unitholder as a result of any distribution which is payable to such Unitholder as of the relevant Distribution Record Date.

9.6	Method of Payment of Distributions
        Where the Trustees determine that the Trust does not have available cash in an amount sufficient to make payment of the full amount of any distribution which has been declared to be payable pursuant to this Article on the due date for such payment, the payment may, at the option of the Trustees, include the issuance of additional Units, or fractions of Units, if necessary, having a fair market value as determined by the Trustees equal to the difference between the amount of such distribution and the amount of cash which has been determined by the Trustees to be available for the payment of such distribution.

9.7	Withholding Taxes
        The Trustees shall deduct or withhold from distributions payable to any Unitholder all amounts required by law to be withheld from such distributions, whether such distributions are in the form of cash or additional Units. In the event of a distribution in the form of additional Units, the Trustees may sell Units of such Unitholder to pay such withholding taxes and the Trustees shall have the power of attorney of such Unitholder to do so.

9.8	Definitions
        Unless otherwise specified or the context otherwise requires, any term in this Article which is defined in the Tax Act shall have for the purposes of this Article the meaning that it has in the Tax Act.

9.9	Payments to Unitholders
        Any cash payment required hereunder to be made to a Unitholder shall be paid in Canadian dollars by wire transfer, cheque or bank draft to the order of the registered Unitholder and may be mailed by ordinary mail to the last address appearing on the books of the Trust but may also be paid in such other manner as the Unitholder has designated to the Trustees and the Trustees have accepted or in such other currencies as the Trustees may determine. In the case of joint registered Unitholders, any cash payment required hereunder to be made to a Unitholder shall be deemed to be required to be made to such Unitholders jointly and shall be paid by cheque or bank draft but may also be paid in such other manner as the joint registered Unitholders or any one of the joint registered Unitholders has designated to the Trustees and the Trustees have accepted. For greater certainty, a Unitholder or any one of the joint Unitholders may designate and the Trustees may accept that any payment required to be made hereunder shall be made by deposit to an account of such Unitholder or to a joint account of such Unitholder and any other person or in the case of joint registered Unitholders to an account of joint registered Unitholders or to an account of any one of the joint registered Unitholders. A cheque or bank draft shall, unless the joint registered Unitholders otherwise direct, be made payable to the order of all of the said joint registered Unitholders, and if more than one address appears on the books of the Trust in respect of such joint unitholding, the cheque or bank draft or payment in other acceptable manner as aforesaid shall satisfy and discharge all liability of the Trustees or the Trust for the amount so required to be paid unless the cheque or bank draft is not paid at par on presentation at Calgary, Alberta, or at any other place where it is by its terms payable. In the event of non-receipt of any such cheque or bank draft by the Person to whom it was mailed, on proof of the non-receipt and upon satisfactory indemnity being given to it and to the Trust, the Trustees shall issue to the Person a replacement cheque or bank draft for a like amount.
        The receipt by the registered Unitholder in another acceptable manner of any payment not mailed or paid in accordance with this Section 9.9 shall be a valid and binding discharge to the Trust and to the Trustees for any payment made in respect of the registered Units and if several Persons are registered as joint registered Unitholders or, in consequence of the death, bankruptcy or incapacity of a Unitholder, one or several Persons are entitled so to be registered in accordance with this Declaration of Trust, respectively, receipt of payment by any one of them shall be a valid and binding discharge to the Trust and to the Trustees for any such payment.

9.10	Distribution Reinvestment and Unit Purchase Plan
        The Trustees may in their sole discretion establish a distribution reinvestment plan and Unit purchase plan at any time.
ARTICLE 10
FEES AND EXPENSES
10.1 Expenses
        The Trust shall pay all expenses incurred in connection with the administration and management of the Trust and its investments out of property of the Trust, including:

(a)	interest and other costs of borrowed money;

(b)	fees and expenses of lawyers, accountants, auditors, appraisers and other agents or consultants employed by or on behalf of the Trust;

(c)	compensation, remuneration and expenses of the Trustees;

(d)	expenses in connection with the payment of distributions on Units;

(e)	expenses of changing or terminating the Trust;

(f)	fees and charges of transfer agents, registrars, indenture trustees and other trustees and custodians;

(g)	all fees, expenses, taxes and other costs incurred in connection with the issuance, distribution, transfer and qualification for distribution to the public of Units and other required governmental filings;

(h)	all fees and expenses as agreed to under the Administrative Services Agreement; and

(i)	all costs and expenses in connection with the incorporation or establishment, organization and maintenance of corporations and other entities formed to hold property of the Trust.

ARTICLE 11
AMENDMENTS TO THE DECLARATION OF TRUST
11.1   Amendments by the Trustees
        The Trustees, if also approved by a majority of the Independent Trustees, may, without the approval of the Unitholders, make certain amendments to this Declaration of Trust, including amendments:

(a)	for the purpose of ensuring continuing compliance with applicable laws (including the Tax Act), regulations, requirements or policies of any governmental or other authority having jurisdiction over the Trustees or over the Trust;

(b)	deemed necessary or advisable to ensure that the Trust has not been established nor maintained primarily for the benefit of Non-Residents;

(c)	which, in the opinion of the Trustees, provide additional protection or benefit for the Unitholders;

(d)	to remove any conflicts or inconsistencies in this Declaration of Trust or to make corrections, including the correction or rectification of any ambiguities, defective provisions, errors, mistakes or omissions, which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the Unitholders; and

(e)	which, in the opinion of the Trustees, are necessary or desirable as a result of changes in taxation or other laws or the administration or enforcement thereof;

provided that, notwithstanding the foregoing, the Trustees may not amend the Declaration of Trust in accordance with this Section if such amendment would (i) amend this Article 11; (ii) amend the Unitholders’ voting rights; or (iii) cause the Trust to fail to qualify as a “mutual fund trust” under the Tax Act or cause the Units to constitute “foreign property” under the Tax Act.
11.2   Amendments by Unitholders
        Subject to Section 11.1, this Declaration of Trust may be amended only by the vote of a two-thirds majority of the votes cast at a meeting of Unitholders called for that purpose.
11.3   No Termination
        No amendment to or amendment and restatement of this Declaration of Trust, whether pursuant to this Article 11 or otherwise, shall be construed as a termination of the Trust and the settlement or establishment of a new trust. The Trust shall notify Unitholders of changes to the Declaration of Trust effected under this Section, which notification may be made under Section 15.1, in the public disclosure record of the Trust or by posting the current version of this Declaration of Trust on the Trust’s website.
ARTICLE 12
TERMINATION OF TRUST
12.1   Duration of the Trust
        Unless the Trust is sooner terminated as otherwise provided herein, the Trust shall continue in full force and effect so long as any property of the Trust is held by the Trustees, and the Trustees shall have all the powers and discretions, expressed and implied, conferred upon them by law or by this Declaration of Trust.
12.2   Termination by Unitholders
        The Trust may be terminated by the vote of at least two-thirds of the votes cast at a meeting of Unitholders called for that purpose.
12.3   Effect of Termination
        Upon the authorization of the termination of the Trust, the liabilities of the Trust shall be discharged with due speed and the net assets of the Trust shall be liquidated and the proceeds distributed proportionately to the Unitholders, such that any distributions from the Trust and any payment out of the net assets of the Trust upon a termination or winding up of the Trust shall be divided among and paid to Unitholders on a pro rata basis. Such distribution may be made in cash or in kind or partly in each, all as the Trustees in their sole discretion may determine. The Trust shall terminate upon the final distribution to Unitholders unless the Trustees determine otherwise but in any case shall otherwise terminate when no property of the Trust continues to be held by the Trustees.
ARTICLE 13
LIABILITIES OF THE TRUSTEES AND OTHERS
13.1   Liability and Indemnification of the Trustees
        The Trustees (including, for greater certainty, any former Trustees) shall at all times be indemnified and saved harmless out of the property of the Trust from and against all liabilities, damages, losses, debts and claims whatsoever, including costs, charges and expenses in connection therewith, sustained, incurred, brought, commenced or prosecuted against them for or in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of their duties as Trustees and also from and against all other liabilities, damages, losses, debts, claims, costs, charges, and expenses (including legal fees and disbursements on a solicitor-and-his-own-client basis) which they sustain or incur in or about or in relation to the affairs of the Trust. Further, the Trustees shall not be liable to the Trust or to any Unitholder for any loss or damages relating to any matter regarding the Trust, including any loss or diminution in the value of the Trust or its assets. The foregoing provisions of this Section 13.1 in favour of any Trustee do not apply unless:

(a)	the Trustee acted honestly and in good faith with a view to the best interests of the Trust and the Unitholders; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Trustee had reasonable grounds for believing his conduct was lawful.
13.2   Liability of the Trustees
        The Trustees (including, for greater certainty, any former Trustees) shall not be liable to the Trust or to any Unitholder, annuitant or any other Person for the acts, omissions, receipts, neglects or defaults of any Person, firm or corporation employed or engaged by them as permitted hereunder, or for joining in any receipt or act of conformity or for any loss, damage or expense caused to the Trust through the insufficiency or deficiency of any security in or upon which any of the monies of or belonging to the Trust shall be paid out or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any Person, firm or corporation with whom or which any monies, securities or property of the Trust shall be lodged or deposited, or for any loss occasioned by error in judgment or oversight on the part of the Trustees, or for any other loss, damage or misfortune which may happen in the execution by the Trustees of their duties hereunder, except to the extent the Trustees have not acted in accordance with Sections 13.1(a) and 13.1(b).
13.3   Reliance Upon Advice
        The Trustees may rely and act upon any statement, report or opinion prepared by or any advice received from the auditors, lawyers or other professional advisors of the Trust and shall not be responsible or held liable for any loss or damage resulting from so relying or acting.
13.4   Liability of Unitholders and Others
        Notwithstanding any other provision of this Declaration of Trust, no Unitholder shall be held to have any personal liability as such, and no resort shall be had to, nor shall recourse or satisfaction be sought from, the private property of any Unitholder for any liability whatsoever, in tort, contract or otherwise, to any Person in connection with the Trust property or the affairs of the Trust, including for satisfaction of any obligation or claim arising out of or in connection with any contract or obligation of the Trust or of the Trustees or any obligation which a Unitholder would otherwise have to indemnify a Trustee for any personal liability incurred by the Trustee as such; only the assets of the Trust are intended to be liable and subject to levy or execution for satisfaction of such liability. Each Unitholder shall be entitled to be reimbursed out of the assets of the Trust in respect of any payment of a Trust obligation made by such Unitholder.

13.5   Liability and Indemnification of the Unitholders
        No Unitholder will be subject to any liabilities in connection with the Trust or its obligations and affairs, and in the event that a court determines that Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Unitholders’ share of the Trust’s assets. The Unitholders shall at all times be indemnified and saved harmless out of the property of the Trust from and against any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability which they sustain or incur in or about or in relation to the affairs of the Trust.
13.6   Contracts of the Trust
        The Trustees and the Trust will make all reasonable efforts to include a provision substantially to the following effect in every contract entered into by or on behalf of the Trust:

The parties hereto acknowledge that the Trustees are entering into this agreement solely in their capacity as Trustees on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustees or any of the Unitholders of the Trust and that any recourse against the Trust, the Trustees or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust’s assets.
For greater certainty, the omission from a contract of a provision to the foregoing effect does not affect the validity of effect of such contract, and neither the Trustees nor the Unitholders shall have any liability in connection with any such omission.
ARTICLE 14
GENERAL
14.1   Execution of Instruments
        All instruments and documents of whatsoever kind may be signed on behalf of the Trust by any two of the Trustees or Approved Officers. Notwithstanding the foregoing, the Trustees may from time to time, by resolution, determine the manner in which and the Person or Persons by whom any particular instrument or document or class of instruments or documents may or shall be signed, including the use of facsimile reproduction of any or all signatures and the use of the corporate seal or a facsimile reproduction thereof.
14.2   Cheques and Electronic Fund Transfers
        All cheques and electronic fund transfers upon the bank or banks where the funds of the Trust are kept shall be drawn payable to the order of the party entitled to the payment to be made, which cheques and electronic fund transfers, notwithstanding Section 14.1, shall be authorized by hand, facsimile or electronic signature of any two of the Trustees, any two of the Approved Officers or by any two other Persons that any two of the Trustees or Approved Officers may direct the bank or banks in writing, from time to time, to accept as authorized signers or countersigners for cheques or electronic fund transfers of the Trust.
14.3   Reports to Unitholders
        Prior to each meeting of Unitholders, the Trust shall provide the Unitholders (along with notice of such meeting) information similar to that required to be provided to shareholders of a public corporation governed by the CBCA and as required by applicable tax and securities laws.
14.4   Taxation Information
        On or before March 15 in each year, the Trust will provide Unitholders who received distributions from the Trust in the prior calendar year, such information regarding the Trust required by Canadian law to be submitted to Unitholders for income tax purposes to enable Unitholders to complete their tax returns in respect of the prior calendar year.

14.5   Trust Property to be Kept Separate
        The Trustees shall maintain the property of the Trust separate from all other property in their possession.
14.6   Trust Records
        The Trust shall prepare and maintain, at its principal office or at any other place in Canada designated by the Trustees, records containing: (i) the Declaration of Trust; and (ii) minutes of meetings and resolutions of Unitholders. The Trust shall also prepare and maintain adequate accounting records and records containing minutes of meetings and resolutions of the Trustees and any committee thereof. Such records shall be kept at the principal office of the Trust or at such other place as the Trustees think fit and shall at all reasonable times be open to inspection by the Trustees.
14.7   Right to Inspect Documents
        A Unitholder and any agent, consultant or creditor of the Trust shall have the right to examine the Declaration of Trust, the minutes of meetings and resolutions of Unitholders, and any other documents or records which the Trustees determine should be available for inspection by such Person, during normal business hours at the principal office of the Trust. Unitholders and creditors of the Trust shall have the right to obtain or make or cause to be made a list of all or any of the registered Unitholders, to the same extent and upon the same conditions as those which apply to shareholders and creditors of a corporation governed by the CBCA.
14.8   Consolidations
        Any one or more Trustees or Approved Officers may prepare consolidated copies of the Declaration of Trust as it may from time to time be amended or amended and restated and may certify the same to be a true consolidated copy of the Declaration of Trust, as amended or amended and restated.
ARTICLE 15
MISCELLANEOUS
15.1   Notices

(a)	Any notice, communication or document (“notice”) to be given, sent, delivered or served pursuant to this Declaration of Trust or otherwise to or on a Unitholder, Trustee, officer, auditor or member of a committee shall be sufficiently given, sent, delivered or served if delivered (whether in person, by courier service or other personal method of delivery) to the Person to whom it is to be given or if delivered to such Person’s latest address, as shown in the securities register or in the records of the Trust, as the case may be, or if mailed to such Person, at such address by prepaid ordinary or air mail or, subject to the applicable laws regarding electronic delivery of documents, if sent to such Person at such address by any means of prepaid transmitted, electronic or recorded communication, except where applicable laws require a notice to be sent by registered mail.

A notice so delivered by prepaid mail or delivered personally is deemed to be received at the time it would have been delivered in the ordinary course of mail unless there are reasonable grounds for believing that the recipient did not receive the notice or document at that time or at all.

Subject to applicable laws, as amended from time to time, a notice so delivered by prepaid transmitted, electronic or recorded communication is deemed to have been provided when it leaves an information system within the control of the originator or another person who sent it on behalf of the originator and is deemed to be received when it enters the information system designated by the addressee or, if the notice is posted on or made available through a generally accessible electronic source, when it is accessed by the addressee.

Any Approved Officer of the Trust may change or cause to be changed the recorded address of any Unitholder, Trustee, officer, auditor or member of a committee in accordance with any information believed by such Approved Officer to be reliable.

(b)	Any written notice or written communication to the Trust shall be addressed to the Trustees at the head office of the Trust designated in this Declaration of Trust.

15.2   Failure to Give Notice
        The failure by the Trustees, by accident or omission or otherwise unintentionally, to give any Unitholder, any Trustee or the auditors of the Trust any notice provided for herein shall not affect the validity, effect, taking effect or time of taking effect of any action referred to in such notice, and the Trustees shall not be liable to any Unitholder for any such failure.
15.3   Severability
        The provisions of this Declaration of Trust are severable and if, in any jurisdiction, any provision is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions and without affecting the validity or enforceability of such provision in any other jurisdiction.
15.4   Governing Law
        This Declaration of Trust shall be interpreted, governed and administered by and take effect exclusively in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable in that province. Any and all disputes arising under this Declaration of Trust, whether as to interpretation, performance, administration or otherwise, shall be subject to the exclusive jurisdiction of the courts of the Province of Alberta and each of the Trustees hereby irrevocably attorns, and each Unitholder shall be deemed to hereby irrevocably attorn, to the exclusive jurisdiction of the courts of such province.
15.5   Language
        Les parties aux présentes ont exigés que la présente convention ainsi que tous les documents et avis qui s’y rattachent et/ou qui en découleront soient rédigés en la langue anglaise. The parties hereto have required that this Declaration of Trust and all documents and notices resulting herefrom be drawn up in English.
15.6   Counterparts
        This Declaration of Trust may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument, which shall be sufficiently evidenced by any such original counterpart.

        IN WITNESS WHEREOF the Chairman of the Trustees, having been duly authorized to execute and deliver this Declaration of Trust on behalf of and by the Trustees, has caused these presents to be signed as of the date first above written.
SIGNED & DELIVERED
In the presence of:

Witness	Michael A. Grandin

APPENDIX A
FORM OF REDEMPTION NOTICE
TO: FORDING CANADIAN COAL TRUST (the “Trust”)
NOTICE is given that                              (the “Unitholder”) elects to have          units of the Trust (“Units”) registered in the name of the Unitholder redeemed in accordance with Section 5.23 of the Trust’s Declaration of Trust.
The Unitholder acknowledges that the redemption will be completed on the date (the “Redemption Date”) on which the Trust has, to the satisfaction of the Trustees of the Trust, received this Notice of Redemption and any other required documents or evidence that the Trustees of the Trust may reasonably require with respect to the identity, capacity or authority of the Unitholder.
The Unitholder further acknowledges that the instructions given in this Notice of Redemption are irrevocable and that all rights with respect to the Units tendered for redemption shall cease (other than the right to receive the redemption payment therefor) including the right to receive any distributions thereon which are declared payable to the holders of Units of record on a date which is subsequent to the Redemption Date.
If this Notice of Redemption is executed by a person other than the registered owner(s) of the Units, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Trustees on behalf of the Trust (except that no guarantee is required if the signature is that of an Eligible Institution).
An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of or participating organizations in a recognized stock exchange in Canada and/ or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in Canada or the United States.

Signature guaranteed by	Dated:

(if required as explained above):

Authorized Signature	Authorized Signature

Name of Guarantor (please print or type)	Name of Unitholder (please print or type)

Address (please print or type)	Address (please print or type)

SCHEDULE “B”
TO THE PLAN OF ARRANGEMENT
NEW FORDING AMALGAMATION PROVISIONS
Capitalized terms used in this Schedule and not otherwise defined have the respective meanings ascribed to them in the Plan of Arrangement of which this Schedule forms a part.
1 — Name of amalgamated corporation
      FORDING AMALCO INC.
2 — The place in Canada where the registered office is to be situated
      Suite 1000, 205, Ninth Avenue S.E.
      City of Calgary, in the Province of Alberta, T2G 0R3
3 — The classes and any maximum number of shares that the amalgamated corporation is authorized to issue are the same as the authorized capital of Newco2 immediately prior to the amalgamation contemplated hereby and is comprised of an unlimited number of common shares, an unlimited number of Class A Preferred Shares and an unlimited number of Class B Preferred Shares.
4 — Restrictions, if any, on share transfers
      None.
5 — Number (or minimum and maximum number of directors)
      A minimum of 1 and a maximum of 3.
6 — Restrictions, if any, on business the corporation may carry on:
      The activities of the amalgamated corporation will be limited to those activities described in subparagraphs (i), (ii) and (iii) of paragraph 131(8)(b) of the Income Tax Act (Canada).
7 — Other provisions, if any.

(a)	the actual number of directors within the maximum and minimum set out in paragraph 5 may be determined from time to time by resolution of the directors. Any vacancy among the directors resulting from an increase in the number of directors as so determined may be filled by resolution of the directors. Initially, upon amalgamation, the amalgamated corporation shall have one director;

(b)	each common share of Newco2 will become a common share of Fording Amalco with the same terms and conditions;

(c)	each Class A Share of Newco2 will become a Class A Share of Fording Amalco with the same terms and conditions;

(d)	each Class B Share of Newco2 will become a Class B Share of Fording Amalco with the same terms and conditions;

(e)	all of the property of Fording and of Newco2 (other than the Fording Shares and the Fording Subordinated Debt) immediately before the amalgamation will become property of the amalgamated corporation by virtue of the amalgamation;

(f)	all of the liabilities of Newco2 and Fording (except Fording Inc.’s liabilities in respect of the Fording Subordinated Debt) immediately before the amalgamation will become liabilities of the amalgamated corporation by virtue of the amalgamation;

(g)	the Fording Shares will be cancelled; and

(h)	the Fording Subordinated Debt will be cancelled.
8 — The amalgamation has been effected as if approved and undertaken pursuant to and in accordance with Subsection 184(1) of the Canada Business Corporations Act except to the extent modified by the Plan of Arrangement.
9 — Name of the amalgamating corporations
       ●       and Fording Inc.

SCHEDULE “C”
TO THE PLAN OF ARRANGEMENT
SUPPLEMENTAL DECLARATION AMENDMENT
AMENDING AGREEMENT
      THIS AMENDING AGREEMENT DATED        ●       , 2005
1.   Definitions
“Declaration of Trust” means the Amended and Restated Declaration of Trust of the Trust dated        ●       , 2005;
“Supplemental Declaration Effective Date” means such day, that is the seventh clear trading day on the Toronto Stock Exchange following the Supplemental Declaration Effective Time or such other day or days as the Trustees may determine;
“Supplemental Declaration Effective Time” means the first moment of time on the Supplemental Declaration Effective Date(s); and
“Trust” means the Fording Canadian Coal Trust.
      Any capitalized terms used and not expressly defined herein have the meaning set out in the Management Information Circular of the Trust dated April 2, 2005.
2.   Amendment of the Declaration of Trust
      As of the Supplemental Declaration Effective Date(s), the Declaration of Trust is hereby amended to provide for a three-for-one subdivision of the outstanding Units held by Unitholders (other than Dissenting Unitholders) as of the Supplemental Declaration Effective Time(s).
      For certainty, the Supplemental Declaration Effective Date and the Supplemental Declaration Effective Time may be different for different groups of Unitholders.
IN WITNESS WHEREOF the Chairman of the Trustees of the Trust, having been duly authorized by the Unitholders of the Trust, have caused these presents to be signed as of the date first above written.
SIGNED & DELIVERED
In the presence of

Witness	Michael A. Grandin

APPENDIX “G”
FORDING CANADIAN COAL TRUST
STATEMENT OF GOVERNANCE PRACTICES
      Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Management Information Circular of the Fording Canadian Coal Trust of which this Appendix forms a part.

Guideline 1	Board of Directors should explicitly assume responsibility for stewardship of the Corporation

Does Trust Align?	Yes

Description of Approach	The Trustees have responsibility for the overall stewardship of the affairs of the Trust and discharge such responsibility by reviewing and discussing the Trust’s investments generally, and in particular, the Trust’s interest in Fording and monitoring the stewardship of Fording by the Board of Directors.

The Board of Directors are responsible for the overall stewardship of the business and affairs of Fording and discharge such responsibility by reviewing and discussing the strategies and plans of management of Fording and its subsidiaries and supervising management, and monitoring, as a non-managing partner, the performance of the EVC Partnership and its subsidiaries.

The Trustees and the Board of Directors have adopted comprehensive Corporate Governance Guidelines, Board Mandates and a Joint Code of Business Conduct, which includes a Code of Ethical Conduct for Financial Matters. These documents are available on the Trust’s website at www.fording.ca.

Guide 1(a)	Board of Directors should specifically assume responsibility for the adoption of a strategic planning process

Does Trust Align?	Yes

Description of Approach	The Trustees have delegated responsibility for the development and implementation of the long term strategy for the Trust to the officers of the Trust. The Trustees annually approve the strategies they determine to be appropriate for the Trust and review and monitor the implementation and results of such strategies by receiving reports at each meeting of Trustees and through communication with the Chair and Chief Executive Officer. The strategic planning process and reports to the Trustees take into account specific opportunities and risks to the business.

The Board of Directors have delegated responsibility for the development and implementation of the long term corporate strategy for Fording to the officers of Fording. The Board annually approves the strategies it determines to be appropriate for Fording and reviews and monitors the implementation and results of such strategies by receiving reports at each Board meeting and through communication with the Chair and Chief Executive Officer. As a partner in the EVC Partnership, the Board annually reviews the long term strategy of the EVC Partnership and its subsidiaries and exercises its voting rights as a partner in the EVC Partnership with respect to matters requiring partner approval. The strategic planning process and reports to the Board take into account specific opportunities and risks to the business.

Guideline 1(b)	Board of Directors should specifically assume responsibility for the identification of principal business risks, and implementation of risk management systems

Does Trust Align?	Yes

Description of Approach	The Trustees are responsible for identifying the principal risks to which the Trust is exposed and, with the assistance of the Audit Committee, ensuring that systems are in place to appropriately manage such risks. The Board of Directors is responsible for identifying the principal risks to which Fording is exposed and, with the assistance of its Audit Committee, ensuring that systems are in place to appropriately manage such risks. To this end, the Audit Committee receives and reviews annually a report from the managing partner of the EVC Partnership in respect of its insurance program and risk management systems.

Guideline 1(c)	Board of Directors should specifically assume responsibility for succession planning, including appointing, training and monitoring senior management

Does Trust Align?	Yes

Description of Approach	The management structure of the Trust and of Fording is unique. Agreements made at the time of the 2003 Arrangement require the EVC Partnership to make members of its executive personnel available to serve as officers (other than as the Chief Executive Officer) of the Trust and Fording. The employment costs of these executives are paid by the EVC Partnership. However, if any executive spends a significant amount of his or her time in a year on the business of the Trust and/or Fording, then the employment costs for that executive will be allocated between the Trust, Fording and the EVC Partnership based on the time spent on the respective business and affairs of those entities during the year.

The above arrangements are non-exclusive and nothing precludes the Trustees or the Board of Directors from hiring other persons to serve as officers of the Trust or Fording.

The Board of Directors of Fording annually reviews the managing partner’s succession plan for the EVC Partnership with the managing partner and provides its assessment of the performance and training of senior management. The Board is consulted by the managing partner in respect of changes in senior management personnel of the EVC Partnership.

To ensure the independence of the Trust and Fording from the EVC Partnership under these arrangements, a Trustee selected by the Independent Trustees serves as Chair & Chief Executive Officer of the Trust and a Director selected by the Independent Directors serves as Chair & Chief Executive Officer of Fording. The Chair & Chief Executive Officer of the Trust and Fording is compensated as a Trustee and Director for fulfilling this role and does not participate in the compensation and plans available to management. The executives that serve as officers of the Trust and of Fording report to the Trustees and the Board of Directors through the Chair & Chief Executive Officer who monitors their performance. The provision of an executive of the EVC Partnership to act as an officer of the Trust or Fording is subject to the approval of a majority of the Independent Trustees or Directors, as applicable.

Guideline 1(d)	Board of Directors should specifically assume responsibility for communications policy

Does Trust Align?	Yes

Description of Approach	The Trustees and the Board of Directors have adopted a Joint Disclosure Policy for the Trust and Fording and its subsidiaries other than the EVC Partnership and its subsidiaries. In compliance with the EVC Partnership Agreement, the EVC Partnership has adopted and implemented a disclosure policy acceptable to the Independent Directors with respect to officers and employees of the EVC Partnership and the directors, officers and employees of the EVC Partnership’s subsidiaries.

The Joint Disclosure Policy designates the Chair & Chief Executive Officer of the Trust as the spokesperson for the Trust and establishes procedures for internal review and timely release of all public disclosure. Releases must be approved by the Chair & Chief Executive Officer or by the President. Earnings guidance and financial information releases must be approved by the Trust’s Audit Committee. The policy prohibits disclosure of material non-public information to analysts or selected investors and provides for prompt dissemination in the event such information is inadvertently disclosed. The policy is reviewed annually by the Trustees and by the Board of Directors.

The disclosure policy of the EVC Partnership prohibits the EVC Partnership from engaging in any public disclosure of information that might constitute material information of the Trust under relevant securities laws and contains procedures for communicating such information to the Trust for disclosure.

Guideline 1(e)	Board of Directors should specifically assume responsibility for the integrity of internal control and management information systems

Does Trust Align?	Yes

The Trustees, through the Trust’s Audit Committee, examine and monitor the effectiveness of the Trust’s internal control processes and management information systems on an on-going basis. The Board of Directors, through its Audit Committee, examines and monitors the effectiveness of Fording’s internal control processes and management information systems and those of the EVC Partnership on an on-going basis. As part of these reviews, the Trustees and the Board of Directors receive a representation letter from the managing partner of the EVC Partnership certifying that disclosure controls and procedures are maintained and applied in connection with the generation of the financial disclosure provided by the EVC Partnership and that the managing partner has no reason to believe the financial information of the EVC Partnership cannot be relied on.

The Trustees and the Board of Directors are responsible for determining the appropriate internal audit function and processes for the Trust and Fording. In addition, the Board of Directors oversees the internal audit function for the EVC Partnership and receives and reviews internal audit reports prepared by the managing partner’s internal auditors in respect of the EVC Partnership operations.

Guideline 2	Majority of Board of Directors should be “unrelated” (independent from management and free from conflicts of interest)

Does Trust Align?	Yes

Description of Approach	The Declaration of Trust requires that a majority of Trustees be independent. In addition, Unitholders are entitled to approve the nominees for election as Directors. Like the Trust, a majority of the Directors must be independent.

There are currently seven Trustees and the Board of Directors currently has nine directors.

Guideline 3	Disclose which directors are “related”

The Trustees are responsible for determining whether a Trustee is a “related” Trustee. The Trustees have assessed the materiality of each Trustee’s relationship with the Trust, Fording and the EVC Partnership, giving broad consideration to all relevant facts and circumstances, and has determined that the following Trustees are “related”:

• Mr. Grandin is related because he holds the office of Chief Executive Officer.

• Mr. Wright is related because he is a director of Teck Cominco which is a partner of Teck GP, the managing partner of the EVC Partnership which is the principal investment of the Trust.

• Dr. Barber is related as he is a director of Teck Cominco which is a partner of Teck GP, the managing partner of the EVC Partnership which is the principal investment of the Trust.

The Trustees have affirmatively determined that each of the remaining Trustees is unrelated.

The Board of Directors is responsible for determining whether a Director is a “related” Director. The Board of Directors has assessed the materiality of each Director’s relationship with the Trust, Fording and the EVC Partnership, giving broad consideration to all relevant facts and circumstances, and has determined the following Directors are “related”:

• Mr. Grandin is related because he holds the office of Chief Executive Officer.

• Mr. Thompson is related because he is an officer and director of Teck Cominco which is a partner of Teck GP, the managing partner of the EVC Partnership which is the principal investment of Fording.

• Mr. Stinson is related because he is an officer of Westshore which is a “Principal Unitholder” as defined in the Declaration of Trust.

• Dr. Keevil is related because he is an officer and director of Teck Cominco which is a partner of Teck GP, the managing partner of the EVC Partnership which is the principal investment of Fording.

The Board of Directors has affirmatively determined that each of the remaining Directors is unrelated.

Guideline 4	Appoint a committee of “unrelated”, non-management directors responsible for appointment of new nominees and ongoing assessment of directors

Does Trust Align?	Yes

Description of Approach	The Trustees have appointed a Governance Committee comprised entirely of Independent Trustees that is responsible for identifying candidates to serve as Trustees and recommending qualified candidates to be nominated for election as Trustees. The Governance Committee is also responsible for annually reviewing the competencies, skills and personal qualities required of nominees in order to ensure that persons nominated to serve in such capacity have the requisite skills to be effective. To assist with these mandates, the Governance Committee has developed processes to identify the range of skills needed by the Board and the skills that the current Trustees possess.

The Board of Directors have appointed a Governance Committee comprised entirely of Independent Directors that has the same responsibilities in relation to the Board of Directors. In 2005, the Governance Committee engaged an external search firm specializing in the recruiting of Board members to assist the Governance Committee in identifying a candidate for nomination as a Director and to further the development of a formal, rigorous and transparent nomination process and a pool of potential candidates.

Guideline 5	Implement a process for assessing the effectiveness of the Board of Directors, its committees and the contribution of individual directors

Does Trust Align?	Yes

Description of Approach	The Governance Committee of the Trustees is responsible for making an annual assessment of the overall performance and effectiveness of the Trustees, as a whole, and each of its committees, the Chair, each committee chair and each Trustee, and reporting on such assessments to the Board. The objective of the assessments is to ensure the continued effectiveness of the Trustees in the execution of their responsibilities and to contribute to a process of continuing improvement. The Governance Committee’s assessment process includes a survey of individual Trustees on the effectiveness of the Trustees as a group. Assessment of the contributions of individual Trustees is reviewed in meetings between the Chair and individual Trustees.

The Governance Committee of the Board of Directors has the same responsibilities in relation to the Board of Directors.

Guideline 6	Provide orientation and education programs for new recruits to the Board of Directors

Does Trust Align?	Yes

Description of Approach	The Governance Committee of the Trustees is mandated to oversee an orientation and educational program for new Trustees and ongoing educational opportunities for all Trustees. Orientation presentations are made to new Trustees in respect of the business of the EVC Partnership and Fording’s industrial minerals business. A comprehensive review of these businesses is conducted annually as part of the strategic planning process. Trustees are also able to arrange orientation tours of operations according to their individual schedules. Trustees are provided with a reference manual which contains the Declaration of Trust, governance guidelines and charters of the Trustees and their committees, Trustee policies, the Joint Code of Business Conduct, material agreements and investor and Unitholder information. The reference manual is updated quarterly. Trustees are provided with memberships in the Institute of Corporate Directors or a similar organization, which provide Trustees with continuing education courses and materials.

The Governance Committee of the Board of Directors has the same responsibilities in relation to the Board of Directors and the same orientation procedures.

Guideline 7	Examine the size of the Board of Directors, with a view to improving effective decision-making

Does Trust Align?	Yes

Description of Approach	The Declaration of Trust requires that there be no fewer than seven and no more than nine Trustees. There are currently seven Trustees. The Governance Committee of the Trustees, as part of its annual assessment of Trustee effectiveness, considers the number of Trustees and makes a recommendation in conjunction with its recommendation of nominees for election as Trustees.

The bylaws of Fording require that there be no fewer than seven and no more than nine Directors. The Board of Directors is currently comprised of nine Directors. The Governance Committee of the Board of Directors has the same responsibilities in relation to the Board of Directors as the Governance Committee of the Trust has to the Trustees.

Guideline 8	Review compensation of directors in light of risks and responsibilities involved in being an effective director

Does Trust Align?	Yes

Description of Approach	The Governance Committee of the Trustees is responsible for making recommendations as to the form and amount of compensation for Trustees. The Governance Committee reviews Trustee compensation annually and formulates its recommendations with the assistance of an external compensation consultant. In reaching its recommendation, the Governance Committee considers the types and amounts of compensation paid to directors and trustees in a comparator group selected by the Governance Committee as representative of the risks and responsibilities of being a Trustee.

The Governance Committee of the Board of Directors has the same responsibilities in relation to the Board of Directors and participates in the external review process with the Governance Committee of the Trustees.

See “Compensation of Trustees and Directors” for the form and amount of compensation paid to Trustees and Directors and the Unit ownership requirements.

Guideline 9	Committees should generally be composed of non-management directors

Does Trust Align?	Yes

Description of Approach	The Trustees have an Audit Committee and a Governance Committee, as does the Board of Directors. The Board of Directors also has an Environmental, Health & Safety Committee.

The Governance Committees also serve as the nominating and compensation committees for the Trust and Fording. The Declaration of Trust and the bylaws of Fording require that the Audit Committee and Governance Committee be comprised entirely of Independent Trustees and Independent Directors, as applicable. The Environmental, Health & Safety Committee is also comprised entirely of Independent Directors. See “Annual Meeting Business — Election of Trustees — Information Regarding Nominees for Election as Trustees” and “Annual Meeting Business — Approval of Election of Directors of Fording — Information Regarding Nominees for Election as Directors” for a list of committee members.

The charters of the Audit Committee and Governance Committee of the Trustees, which outline the Committees’ responsibilities and powers, are available on the Trust’s website at www.fording.ca.

Guideline 10	Assume responsibility for the approach and response to corporate governance issues

Does Trust Align?	Yes

Description of Approach	The Governance Committee of the Trustees is responsible for developing recommendations in respect of corporate governance guidelines in response to corporate governance issues and monitoring adherence to approved guidelines. The Trust’s Governance Committee is also responsible for this Statement of Corporate Governance Practices.

The Governance Committee of the Board of Directors has the same responsibilities in relation to the Board of Directors and has reviewed the contents of this Statement of Corporate Governance Practices.

Guideline 11	Define limits to management’s responsibilities by developing position descriptions for:

(i) the Board of Directors

Does Trust Align?	Yes

Description of Approach	The Trustees have developed and approved a written mandate for the Trustees, a copy of which has been posted on the Trust’s website at www.fording.ca, and comprehensive Corporate Governance Guidelines. The Trustees have also clearly defined the limits of management authority by adopting General Authority Guidelines that:

• delegate responsibility to the Chief Executive Officer for the overall management of the Trust;

• identify matters which require specific authorization by the Trustees or one of the Trustees’ committees; and

• identify matters which will be subject to periodic review by the Trustees or one of the Trustees’ committees.

The Trustees monitor management of the Trust by receiving and discussing management reports at each Trustee meeting.

The Board of Directors have adopted the same procedures and established similar authority guidelines for the Chief Executive Officer.

(ii) the Chief Executive Officer, and approve or develop the objectives which the Chief Executive Officer is responsible for meeting

Does Trust Align?	Yes

Description of Approach	The Trustees have developed and approved a position description for the Chief Executive Officer which defines the limits of his authority. The Trust’s Governance Committee annually reviews the mandate of the Trustees and the position description of the Chief Executive Officer. In addition, the Trust’s Governance Committee conducts an annual review of the performance of the Chief Executive Officer.

The Board of Directors of Fording have developed and approved a position description for the Chief Executive Officer of Fording and adopted similar processes to those of the Trust with respect to the mandate of the Board and position description for the Chief Executive Officer and an annual review of the performance of the Chief Executive Officer.

Guideline 12	Establish structures and procedures to enable the Board of Directors to function independently of management

Does Trust Align?	Yes

Description of Approach	Neither the Trustees nor the Board of Directors include members of management of the EVC Partnership. As described in the response to Guideline 1(c), to ensure the independence of the Trust and Fording from the EVC Partnership, a Trustee selected by the Independent Trustees serves as Chair & Chief Executive Officer of the Trust and a Director selected by the Independent Directors serves as Chair & Chief Executive Officer of Fording. The Chair & Chief Executive Officer receives compensation as a Trustee and Director and does not participate in the compensation plans or pension arrangements available to management.

The Corporate Governance Guidelines of the Trustees and the Board provide for in camera sessions without members of management present to be held in conjunction with every regular meeting. Matters arising from in camera sessions are communicated to management, as appropriate, by the Trustees or Board of Directors.

Guideline 13	Establish an Audit Committee with a specifically defined mandate and oversight responsibility for management reporting on internal controls. The Audit Committee should be composed only of outside directors

Does Trust Align?	Yes

Description of Approach	The Declaration of Trust and the bylaws of Fording require that the Audit Committee of each of the Trust and Fording be comprised entirely of Independent Trustees and Independent Directors, as applicable (see response to Guideline 9). Each Audit Committee is comprised of three members and has a charter which defines its roles and responsibilities. The charters are reviewed annually with the assistance of external counsel to ensure compliance with Canadian and United States guidelines and rules. See “Annual Meeting Business — Election of Trustees — Information Regarding Nominees for Election As Trustees” and “Annual Meeting Business — Approval of Election of Directors of Fording — Information Regarding Nominees for Election As Directors” for a list of committee members. All members of each Audit Committee must be “financially literate” (as determined by the Trustees and the Board of Directors, with reference to applicable securities laws and stock exchange rules) or must become financially literate within a reasonable period of time after appointment to the Audit Committee. At least one member of each Audit Committee must also have “accounting or related financial management expertise” (as determined in the manner noted above).

The responsibilities of the Audit Committees include oversight of the external auditors, the internal auditors and the monitoring of audits, review of accounting principles and practices, monitoring of internal controls, communications with other persons respecting financial reporting matters and monitoring of financial disclosures. The Audit Committees communicate directly with, and establish the compensation of, the external auditor. Not less than quarterly, the Audit Committees meet in camera with the external auditor.

Guideline 14	Implement a system to enable individual directors to engage outside advisors, at the Corporation’s expense

Does Trust Align?	Yes

The Trustees have resolved that any Trustee who wishes to engage a non-management advisor to assist on matters involving the Trustee’s responsibilities as a Trustee at the expense of the Trust should review the request with, and obtain the authorization of, the Chair of the Trustees, or in the case of a request by the Chair of the Trustees, the Chair of the Governance Committee. This procedure is set forth in the Trust’s Corporate Governance Guidelines.

The Board of Directors have adopted a similar procedure in its Corporate Governance Guidelines.

APPENDIX “H”
FORDING CANADIAN COAL TRUST
ADDITIONAL GOVERNANCE PRACTICES PURSUANT TO PROPOSED NI 58-101
      Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Management Information Circular of the Fording Canadian Coal Trust of which this Appendix forms a part.
Separation of Chair and Chief Executive Officer positions
      By agreement of the Principal Unitholders at the time of the 2003 Arrangement, the Declaration of Trust and the bylaws of Fording provide for the Chair and Chief Executive Officer of each of the Trust and Fording to be appointed from the Independent Trustees and Independent Directors, respectively. As the appointment of the Chief Executive Officer results in such person being an officer of the Trust and Fording, the Trustee or Director appointed to the position no longer meets the technical definition of independence as defined in MI 52-110 — Audit Committees. However, the Chief Executive Officer is not an officer of the EVC Partnership or of any of its subsidiaries and is not responsible for the day-to-day management of the business of the Trust or Fording. Accordingly, it is not necessary that the positions of Chair of the Board and Chief Executive Officer be held by separate individuals in order to enhance the independence of the Trustees and the Board of Directors from management of the Trust, Fording, its subsidiaries, and the EVC Partnership and its subsidiaries.
Meetings of Independent Directors
      The Independent Trustees met once in 2004 without management or the non-independent Trustees present. The Independent Directors of Fording met once without management or the non-independent Directors present.
Code of Business Conduct
      The Trustees and the Board of Directors have adopted a Joint Code of Business Conduct for the Trustees, Directors, officers, and employees of the Trust and its subsidiaries. The Joint Code is reviewed annually to ensure that it meets current regulations and governance standards. The Audit Committee Charter requires that each Trustee, Director and officer annually report on compliance with the Joint Code. All other employees are required to report on compliance and reconfirm their obligations under the Joint Code every three years. Compliance issues are reported to the Board.
Other Steps Taken to Encourage Ethical Conduct
      The Trustees have established a whistleblower hotline through a third party service provider to provide an anonymous way for employees to report unethical behaviour.
Conflict of Interest
      The Declaration of Trust and the bylaws of Fording contain procedures to be followed by Trustees, Directors and officers in cases of conflicts of interest. Generally these provisions require Trustees, Directors and officers to disclose all actual or potential conflicts of interest and refrain from voting on matters in which the Trustee, Director or officer has a conflict of interest. In addition, the Trustee or Director, as applicable, shall excuse himself or herself from any discussion or decision on any matter in which he or she is precluded from voting as a result of a conflict of interest or which otherwise affects his or her personal, business or professional interests.

H-1

PRINTED IN CANADA
O16036